As filed with the Securities and Exchange Commission on February 5, 2020

Registration No. 333-235874

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CASPER SLEEP INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2510 (Primary Standard Industrial Classification Code Number)	46-3987647 (I.R.S. Employer Identification No.)

Three World Trade Center
175 Greenwich Street, Floor 39
New York, New York 10007
Telephone: (347) 941-1871
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Jonathan Truppman
General Counsel
Casper Sleep Inc.
Three World Trade Center
175 Greenwich Street, Floor 39
New York, New York 10007
Telephone: (347) 941-1871
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Marc D. Jaffe, Esq. Ian D. Schuman, Esq. Adam J. Gelardi, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 Telephone: (212) 906-1200 Fax: (212) 751-4864	David Goldschmidt, Esq. Ryan Dzierniejko, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Telephone: (212) 735-3000 Fax: (212) 735-2000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT IS DECLARED EFFECTIVE.

           If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

           If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐ Emerging growth company ☒

           If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

 CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)

Common Stock, $0.000001 par value per share	9,602,500	$13.00	$124,832,500.00	$16,203.26

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(2)
Includes the offering price of shares of common stock that may be sold if the option to purchase additional shares of common stock granted by the Registrant to the underwriters is exercised.

(3)
Registrant previously paid a registration fee of $23,681.69 with previous filings of the Registration Statement.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated February 5, 2020.

8,350,000 Shares

Casper

Casper Sleep Inc.

Common Stock

This is an initial public offering of shares of common stock of Casper Sleep Inc. We are selling 8,350,000 shares of common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share of common stock will be between $12.00 and $13.00. We have been approved to list our common stock on the New York Stock Exchange, or NYSE, under the symbol "CSPR."

We are an "emerging growth company," as defined in Section 2(a) of the Securities Act of 1933, as amended, and will be subject to reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

See "Risk Factors" beginning on page 26 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission or any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1) We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See "Underwriters."

The underwriters expect to deliver the shares of common stock against payment in New York, New York on , 2020.

Morgan Stanley **Goldman Sachs & Co. LLC** **Jefferies**

BofA Securities **UBS Investment Bank** **Citigroup** **Piper Sandler** **Guggenheim Securities**

Prospectus dated , 2020.

Sleep has entered the global wellness equation.

Wellness
Sleep
Nutrition
Fitness

Global Sleep Economy (2019) [1]

$432B

U.S. Sleep Economy (2019) [1]

$79B

Global Sleep Economy Compound Annual Growth Rate (2019–2024)[1]

6.3%

[1] According to the Frost & Sullivan Assessment

Casper by the Numbers:

45.5%

Net Revenue compound annual growth rate from 2016 to 2018

50.7%

Gross margin for three months ended September 30, 2019

$3 for $1

Historically, we have generated roughly $3 of revenue, net of promotions, for every $1 spent on marketing

31%

Aided brand awareness amongst the United States general population

20%

~2x

Direct-to-consumer sales have grown, on average, over two-times faster in markets with eCommerce and Casper retail stores than in markets without a retail store

1.4m+

Happy customers since founding

7

Countries currently served

27

Innovative sleep products as of December 31, 2019

        Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any related free writing prospectuses. Neither we nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered by this prospectus, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date regardless of the time of delivery of this prospectus or any sale of shares of common

i

stock. Our business, financial condition, results of operations and prospectus may have changed since that date.

        For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or the possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States. See "Underwriters."

ABOUT THIS PROSPECTUS

        As used in this prospectus, unless the context otherwise requires, references to "we," "us," "our," the "Company," "Casper," and similar references refer to Casper Sleep Inc. together with its subsidiaries. "Net Promoter Score," or "NPS," refers to our net promoter score, which can range from a low of negative 100 to a high of positive 100, that we use to gauge customer satisfaction. NPS benchmarks can vary significantly by industry, but a score greater than zero represents a company having more promoters than detractors. NPS reflects client responses to the following question—"On a scale of zero to ten: How likely are you to recommend Casper to a friend or colleague?" Responses of 9 or 10 are considered "promoters," responses of 7 or 8 are considered neutral or "passives," and responses of 6 or less are considered "detractors." We then subtract the number of respondents who are detractors from the number of respondents who are promoters and divide that number by the total number of respondents. Our methodology of calculating NPS reflects responses from customers who purchase products from us in our direct-to-consumer channel and choose to respond to the survey question. In particular, it reflects responses given between January 1, 2019, and September 30, 2019, and reflects a sample size of 11,537 responses over that period. NPS gives no weight to customers who decline to answer the survey question.

        Certain monetary amounts, percentages, and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

        This prospectus includes our trademarks, and trade names, including but not limited to Casper®, A New Day in Sleep®, Bedtime is Back®, Great Minds Sleep Alike™, and It's Bedtime Somewhere®, which are protected under applicable intellectual property laws. This prospectus also contains trademarks, trade names, and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names, and service marks referred to in this prospectus may appear without the ®, ™, or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names, and service marks. We do not intend our use or display of other parties' trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

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 MARKET AND INDUSTRY DATA

        Unless otherwise indicated, information contained in this prospectus concerning the industries in which we operate, competitive position, and the markets in which we operate is based on information from independent industry and research studies and reports, including the Frost & Sullivan Global Total Addressable Market (TAM) Assessment for the Sleep Economy, or the Frost & Sullivan Assessment, which was commissioned by us in 2019, other third-party sources, and management estimates. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to these estimates and information. Although we have not independently verified the accuracy or completeness of any third-party information, we believe the information in this prospectus concerning the industries in which we operate, competitive positions, and the markets in which we operate is reliable. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industries and markets, which we believe to be reasonable. In addition, projections, assumptions, and estimates of the future performance of the industries and markets in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements." These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

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 PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements."

Overview

        People spend more time sleeping than on any other single activity throughout their lives. When we sleep better, we experience better hours awake, making us more productive, creative, happy, and healthy. We believe sleep is rapidly becoming the third pillar of wellness and is poised to undergo the same massive transformation that fitness and nutrition have as they became major consumer categories.

        As the wellness equation increasingly evolves to include sleep, the business of sleep is growing and evolving into what we call the Sleep Economy. We are helping to accelerate this transformation. Our mission is to awaken the potential of a well-rested world, and we want Casper to become the top-of-mind brand for best-in-class products and experiences that improve how we sleep.

        As a pioneer of the Sleep Economy, we bring the benefits of cutting-edge technology, data, and insights directly to consumers. We focus on building direct relationships with consumers, providing a human experience, and making shopping for sleep joyful. We meet consumers wherever they are, online and in person, providing a fun and engaging experience, while reducing the hassles associated with traditional purchases. We are building a universal, enduring brand that is already embraced by over 1.4 million happy customers.

        We do all of this because we understand the consumer. Shopping for sleep is a highly considered and personal decision. Today's consumers research their purchases and move freely back and forth from online to offline. At Casper, we put the consumer first in everything we do and invest to ensure long-term valuable relationships where consumers return again and again to shop for more sleep products and services.

        We believe great brands win over the long-term and have the ability to change the culture around them. We have endeavored to build a brand that is genuine, trustworthy, and approachable, as well as fun and playful. Through our investment in a sophisticated and integrated marketing strategy, we engage consumers across the entire consumer journey, from our iconic public transit advertising campaigns, to our "Napmobiles" and experiential retail store concepts, to our category-leading social media presence. We see the Casper brand as an immeasurably valuable asset that we are utilizing to help capture a large share of the Sleep Economy.

        Product innovation and excellence lie at the heart of our business. Since the release of our first product, the award-winning Casper mattress, we have expanded into pillows, sheets, duvets, bedroom furniture, sleep accessories, sleep technology, and sleep services. We design and engineer our products in-house at Casper Labs. We believe this state-of-the-art research and development facility puts Casper on the cutting edge of sleep innovations. We employ a team of data-driven researchers, designers, and engineers focused on building a better night's sleep through innovative new products such as our Wave mattress with hyper-targeted support technology and the revolutionary Glow Light, which is designed to synchronize with the body's circadian rhythm and was named one of Time Magazine's Best Inventions of 2019. We believe that no other company catering to the Sleep Economy has our level of product development talent, resources, data-driven insights, or expertise.

        We seek to deliver a joyful shopping experience, regardless of sales channel. Our consumer experience includes knowledgeable and consultative sales associates, appealing and thoughtfully curated stores, immersive in-store trials, engaging and convenient online shopping, and fast and flexible delivery. The Casper experience allows consumers to seamlessly navigate between online and offline channels, eliminating boundaries, and reducing the friction associated with traditional purchases. Currently, we distribute our products directly to customers in seven countries through our e-commerce platform, 60 Casper retail stores, and 18 retail partners.

        In our first five years, Casper has experienced rapid growth. We believe our consumer focus, innovative products, and multichannel go-to-market strategy differentiate us both from legacy competitors and new entrants. For the years 2018, 2017, and 2016, our net revenue was $357.9 million, $250.9 million, and $169.1 million, respectively, representing a 45.5% compound annual growth rate, or CAGR, and for the nine months ended September 30, 2019 and 2018, our net revenue was $312.3 million and $259.7 million, respectively, representing 20.3% year-over-year growth.

The Sleep Economy

        We believe that the Sleep Economy represents a rapidly growing and traditionally fragmented market.

        Consumers are increasingly recognizing quality sleep as a key component of a healthy lifestyle. There are many factors affecting sleep quality, including light, sound, temperature and humidity, mattress and bedding selection, as well as bedtime and wake-up rituals. Importantly, we believe that sleep consists of more than just the act of sleeping, and instead, includes the entire set of human behaviors that span from bedtime to wake-up and affect sleep quality—this is what we refer to as the Sleep Arc. With outspoken proponents, from CEOs and business leaders to celebrities and professional athletes, the concept that high-quality sleep is critical to health and wellness is becoming well known. Further, as consumers become educated around the serious potential health consequences of poor sleep, they are poised to spend more on sleep products in the same way that they have increased spending in other areas of health and wellness. However, unlike other categories of health and wellness, historically there were no powerful brands that provided holistic solutions to the Sleep Economy. Instead, the Sleep Economy has traditionally been characterized by a fragmented set of providers across different products, services, and use cases.

        Our approach is to offer products and services across the entirety of the Sleep Arc under one brand. Our offerings encompass traditional sleep categories for consumers, such as mattresses, soft goods, and bedroom furniture, and are increasingly focused on non-traditional categories, including products that promote the ideal ambience for sleep, such as lighting, sound, scents, temperature, and humidity; sleep technology, such as tracking devices, medical machines, bedside clocks, and connected devices; sleep supplements, such as sprays, pills, and vitamins; and sleep services, such as digital apps, meditation, sleep programming, and counseling. Beyond the daily sleep needs of adults, we aim to meet a range of use cases with unique product and service needs, such as for travel, children and babies, and pets. We believe we are the first company that understands and serves the Sleep Economy in a holistic way.

The Sleep Economy is Large and Growing

        The Frost & Sullivan Assessment forecasts the global Sleep Economy to be $432 billion in 2019, growing at a CAGR of 6.3% to $585 billion by 2024, and forecasts the U.S. Sleep Economy to be $79 billion in 2019, growing at a CAGR of 3.6% to $95 billion by 2024.

Global Sleep Economy, 2019-2024

        The global Sleep Economy is comprised of a variety of products, services, and applications.

        The total market size of the categories and geographies we currently address is $67 billion in 2019, leaving significant opportunity for growth.

Casper's Sleep Economy Opportunity in 2019

Growth of the Sleep Economy is Driven by Attractive Trends

  •
  Consumers are increasing their expenditure on wellness.  A 2018 report by the Global Wellness Institute estimated the global wellness industry to be $4.2 trillion in 2017, having grown at a 6.4% CAGR since 2015. The same Global Wellness Institute report estimated the fitness and mind-body market size to be $595 billion in 2017 and the healthy eating, nutrition and weight loss market size to be $702 billion in 2017. Sleep is quickly gaining importance as the third pillar of health and wellness alongside fitness and nutrition as consumers begin to take their sleep and its impact on their health more seriously, thereby accelerating the growth of the Sleep Economy. According to the Frost & Sullivan Assessment, the global consumer mattress industry grew at a 12.8% CAGR from 2014 to 2018, and the global consumer sleep industry grew at a 9.3% CAGR over the same period.

  •
  Heightened consumer awareness of the importance of sleep.  According to a 2016 report by the Better Sleep Council, consumers rate sleep as the single most important factor for their health and wellbeing. Additionally, nearly a third of Americans are dissatisfied with the quality of their sleep, and nearly 40% have undertaken a strategy, using a product or service, to improve the quality of their sleep.

  •
  Consumers are demonstrating a willingness to invest in the quality of sleep.  People of all ages are increasingly willing to invest more money into their sleep experience as evidenced by purchases of higher quality products and investment in new sleep technologies such as wearable sleep trackers. A 2016 study from the Better Sleep Council found that the price that consumers expect to pay for a quality mattress had increased by 19% from 2007 to 2016.

  •
  Replacement cycles for sleep products are shortening.  The consistent replacement cycle of sleep products creates a resilient market, even during periods of economic downturn. Consumers are increasingly aware of the benefits of replacing their sleep products. The Better Sleep Council found that the mattress replacement cycle in the U.S. accelerated by 14% from 2007 to 2016.

  •
  Growth of the commercial sector of the Sleep Economy.  According to the Frost & Sullivan Assessment, the commercial sector of the Sleep Economy, including hotels, airplanes, and healthcare facilities is also poised for growth, as businesses invest in the sleep experience in commercial and medical environments in response to consumer demand. The Frost & Sullivan Assessment estimates the global commercial sleep market to be $96 billion in 2019, growing at a CAGR of 4.6% to $121 billion by 2024. Leading hotel brands are prioritizing the sleep experience by investing in better quality bedding, comfort maximization, and connected in-room sleep innovations. In addition, leading airlines such as American Airlines are expanding their in-flight sleep offerings by providing luxury sleep kits, enhanced bedding, and sleep accessories.

Our Competitive Strengths

        We believe we are changing the way that people shop for sleep by transforming what has historically been an impersonal, highly-pressured, one-time transaction into a rewarding and long-term relationship. Sleep products are highly personal and purchases of sleep products can require substantial consumer time and research. We understand that the path to purchase typically includes multiple touchpoints across both physical and online sales channels and can span weeks or months of education and deliberation.

        We have built a company based on this understanding of our consumers' purchasing behavior, with a focus on building long-term relationships where consumers return again and again to shop for more sleep products and services. We believe our trusted brand, continued investment into the consumer experience, innovative products, multi-channel approach, and relentless focus on data have resulted in strong customer relationships with significant lifetime values. We have compelling experiences with customers making repeat purchases despite the fact that the traditional replacement cycle of many of our products is longer than Casper's existence. From Casper's beginning through September 30, 2019, we have seen more than 16% of customers who have purchased at least once through our direct-to-consumer channel return to purchase another product. Importantly, 14% of our customers returned within a year of their original purchase (excluding those customers whose original purchase date was less than one year prior to September 30, 2019 and had not made a repeat purchase as of that date). Further, 20% of customers in our direct-to-consumer channel during the first nine months of 2019 were repeat customers.

        The following strengths differentiate us from our competitors and drive our success.

A Transformational, Consumer-Centric Sleep Brand

        We see Casper's powerful brand as a market-defining opportunity and an immeasurably valuable asset. Our brand is genuine, trustworthy, and approachable, as well as fun and playful. With $422.8 million invested in marketing from January 1, 2016 through September 30, 2019, we have elevated our brand through a sophisticated, data-driven, and integrated marketing strategy. The success of this strategy has helped us build our brand into a household name and created a large and highly engaged consumer following.

In just five years, our consumer-centric focus has allowed us to achieve the following milestones as of September 30, 2019:

  •
  31% aided brand awareness amongst the general U.S. population according to YouGov BrandIndex;

  •
  an estimated 49 billion earned media impressions, based on the number of unique visits to, or views of, a media outlet that mentions Casper, including approximately one billion from social media;

  •
  a category leader in social media with approximately 50% social share of voice, more than twice as large as our nearest competitor (which is defined as the volume of public references to Casper across social media within the industry);

  •
  approximately 80% positive brand sentiment (based on data from Salesforce Social Studio indicating that, on average since July 2018, over 80% of engagement with or mentions of the Casper brand across social media reflected a positive sentiment);

  •
  an NPS of 60; and

  •
  numerous prestigious brand and marketing awards and honors, including Fast Company's 'Most Innovative Companies,' CNBC's 'Disrupter 50,' Digiday's 'Most Innovative Brand,' and the Shorty Award for best Twitter account.

        Our customers are brand champions and serve as a valuable source of referrals to friends and family, a built-in market as we further develop new products and services, and a source of future growth as they replace previously purchased Casper or competitor products. Based on a recent survey of Casper customers, we are proud that the largest source of new customers for Casper is referrals from happy, satisfied customers to their friends and family. Additionally, our brand attracts new retail partners looking to diversify their consumer profile and increase in-store foot and web traffic. We believe the strength of our brand is integral to the growth of our business, and we will continue to focus on enhancing our brand to maintain and further our competitive advantage.

An Innovative Products and Services Platform Built for Better Sleep

        Since our founding in 2014, Casper has delivered innovative products and services that enable our customers to achieve a better night's sleep. Our story started with our first product, the award-winning Casper mattress, which was rated America's number one mattress in October 2018 and named one of "The Most Influential Products of the Past Decade" by Consumer Reports in December 2019. We subsequently developed a range of mattresses and expanded into pillows, sheets and duvets, bedroom furniture and accessories, sleep technology, and related services.

        Product innovation and excellence lie at the heart of our business. Based in San Francisco, Casper Labs has over 25,000 square feet of fabrication and test space, featuring state-of-the-art capabilities to test against a wide range of factors affecting sleep quality. We employ over 40 dedicated researchers, designers, engineers, and support staff focused on building a better night's sleep through innovative new products and services development and the continuous improvement of existing offerings. We believe that no other company in the category has our level of product development talent, resources, or expertise.

        Our products seek to address real life sleep challenges by addressing a variety of factors that impact sleep including: the microclimate under the covers, through the regulation of humidity and temperature; comfort and support, through the use of high-quality materials and ergonomic designs; and lighting in the sleep environment, through smart devices that provide sleep-conducive lighting. We also work to address "the little things" in our products, offering innovative features to make the sleep experience better and less stressful. These features range from simple solutions such as head and foot markings on bed sheets for ease of placement, to our gesture-controlled Glow Light.

        We also offer sleep-related services that complement our sleep products. Such services are currently focused on providing a seamless purchase and delivery experience, a range of financing options and extended warranties, online sleep content, and an app that accompanies the Glow Light. For instance, we offer various delivery options, in-home setup services, mattress removal, no-hassle returns, and product warranties that focus on providing fast and quality service options to consumers. With the launch of The Sleep Channel, a social media offering that includes meditations, bedtime stories, and soothing sounds to help you fall asleep, we are broadening our offerings across the Sleep Economy.

        We believe the high-quality nature of our products and continual iterative improvement have helped drive Casper's strong repeat customer business—from Casper's beginning through September 30, 2019, we have seen over 16% of our customers who have purchased at least once returning to make a repeat purchase, with the repeat customer rate reaching 20% for the first nine months of 2019. These repeat consumers most frequently return to purchase the same product—for example, a mattress customer returning to purchase a second or third mattress, which indicates our customers are looking for sleep solutions for other bedrooms and, in some cases, have shortened traditional replacement cycles for their existing sleep products. We believe that, as existing customers return to Casper for additional bedroom solutions, we have the opportunity to offer these customers more holistic sleep solutions in adjacent categories, particularly as our product portfolio and cross-sell capabilities grow.

A Joyful Consumer Experience

        We believe a joyful consumer experience differentiates us from legacy competitors. Our consumers benefit from knowledgeable, consultative sales associates, appealing and thoughtfully curated stores, immersive in-store trials, engaging and convenient online shopping, and fast and flexible delivery.

        Our approachable and transparent shopping experience is achieved through:

  •
  Curated Product Selection Across the Sleep Arc.  We offer a simple product portfolio (typically with "good-better-best" options in each category), avoiding jargon and confusing sales tactics.

  •
  Simple and Playful Product Education.  We make the science of sleep simple and relatable, helping consumers navigate their choices easily and make an informed decision.

  •
  Immersive In-Store Trial.  We offer playful, semi-private trial houses in our retail stores and in certain of our retail partnership environments that simulate a sleep experience. For our retail stores, shoppers can book a trial appointment ahead of time.

  •
  Data Driven, Personalized Service.  Our consumer experience professionals, whom we call Sleep Specialists, guide consumers, in both our retail stores as well as through customer support, through the shopping experience by providing consultative support and education on our products and services, including how they impact the sleep experience for the individual consumer. As Sleep Specialists interact with consumers, they utilize an internal web-based app and third-party customer relationship management, or CRM, system that supports client discovery, product education, and transactions. Additionally, the incentive structure of our Sleep Specialists is not commission-based—an important differentiator for us from many competitors. We believe this structure helps ensure our Sleep Specialists deliver a joyful, personalized, and consultative consumer experience.

  •
  Consistent and Transparent Pricing.  We remove the stress of haggling and negotiation. Our prices are clear, consistent, and generally fixed across channels.

  •
  Convenient, Easy Path to Purchase and Delivery.  Consumers can choose to buy online, in-store, or from any of our retail partners (including both online and in-store). Immediate take-home inventory is available for in-store purchases, and we offer several quick delivery options for our retail and online sales.

        Our business is dependent on our ability to attract new customers and retain existing customers through a joyful consumer experience.

A Synergistic, Multi-Channel Go-to-Market Approach

        Sleep products are personal, often significant investments that can require substantial consumer consideration and research. Our data shows that the path to purchase may include multiple touchpoints across both physical and online sales channels and can involve weeks of education and deliberation.

Consumers research online, test products in stores, consult friends, and speak with customer service teams, and they expect the companies with whom they interact to facilitate this journey. We believe our multi-channel expansion creates synergies and that these channels, to date, have proven to be complementary, not cannibalistic. In fact, for the nine months ended September 30, 2019, our direct-to-consumer sales in cities where we have opened retail stores have grown over 100% faster on average than cities without a Casper retail store.

        We distribute our products through a flexible, multi-channel approach, combining our direct-to-consumer channel, including our e-commerce platform and retail stores, with our retail partnerships. We strive to ensure a consistent look, feel, and approach across our channels, product and service offerings, pricing, return policies, warranties, inventory availability, and brand presentation. We believe that consumers increasingly expect consistency between digital and physical retail, and Casper is focused on ensuring the best possible experience for consumers throughout their journey, regardless of channel.

        Our e-commerce sales are generated through casper.com, which has country-specific functionality, and a best-in-class guided user experience supported by Sleep Specialists available through phone, chat, email, and social channels. We have also invested in large digital product and technology engineering teams who develop and maintain our desktop and mobile platforms. Our digital platforms also allow for constant experimentation and rich data collection that enable us to improve key business variables such as pricing offers and promotions, upsell incentives, responsiveness, conversion efficiency, and advertising effectiveness, all of which help inform our marketing mix and attribution models and further our business. Across our e-commerce channel, our average order value, or AOV, which is defined as net revenue divided by total orders placed, increased from $583 in 2017 to $686 in 2018 and to $710 for the nine months ended September 30, 2019. For the nine months ended September 30, 2019, we sold an average of 1.8 units per transaction in our e-commerce channel. From 2017 through September 30, 2019, while growing our e-commerce channel, we have maintained 'first purchase profitable' e-commerce economics, defined as gross profit dollars, less marketing dollars, over a specific time period.

        We currently operate 60 retail stores in the United States and Canada. As of September 30, 2019, our existing stores that have been operating for one year or longer are all four-wall profitable, calculated as gross profit, less operating expenses (excluding one-time build-out costs and non-allocable marketing and overhead expenses), for each store. In addition, as of September 30, 2019, our stores that have been operating for one year or longer have averaged approximately $1,600 in annual net sales per sellable square foot, which we believe is reflective of our high volumes of consumer traffic, our ability to successfully engage with consumers to drive sales, and an effective pricing strategy. The average capital expenditure was $760,000 for the 26 new retail stores opened in the nine months ended September 30, 2019. Consistent with our experience to date, we target for our future retail stores a cash-on-cash payback period ranging from 18 to 24 months. Consumers have proven to be highly engaged when they experience our retail stores and spend, on average, more than 25 minutes in store when they visit. Across our retail channel, our AOV increased from $437 in 2017 to $720 in 2018 and to $820 for the nine months ended September 30, 2019. For the nine months ended September 30, 2019, we sold an average of 2.4 units per transaction in our retail channel. Our presence in physical retail stores has proven complementary to our e-commerce channel, as we believe interaction with multiple channels has created a synergistic "network effect" that increases system-wide sales as a whole. Driving continued success in our retail store expansions will be an important contributor to our future growth and profitability.

        Additionally, our retail partnerships allow us to further grow our brand reach as we selectively pursue partnerships with like-minded retailers. Currently, we have 18 retail partners including Amazon, Costco, Hudson's Bay Company, and Target, among others. Casper works with each retail partner to enhance the consumer experience and to best showcase select Casper sleep products. We tailor our approach to each retail partner with a variety of options, including unique floor positioning, visual merchandising, inventory availability, flexible packaging options, training, and marketing support while maintaining consistent brand, pricing, and product offerings across our business.

Agile, Data-Driven Business

        We believe we have more data on consumer sleep behavior than any other competitor, and we use it to enhance all areas of our business. We gather data from a variety of sources including webpage visits, retail store analytics technology, retail points of sale, delivery partners, retail partners, media partners, social media, consumer reviews, inbound consumer interactions, returns, and a variety of third-party data sources. Our in-house teams of data scientists and analysts leverage this data for insights to enhance various areas of our business including new product development, current product improvements, casper.com user experience optimizations, pricing, and delivery improvements.

        Data and analytics are at the heart of our marketing strategy, and we constantly test and experiment to further grow our business. We leverage sophisticated proprietary marketing decision models to inform both our absolute spend and our relative spend allocation among marketing channels, as well as the pacing of spend by part of day and week. The bulk of our data models have been built in-house by a team of data scientists, statisticians, and engineers. We believe this level of insight has not been brought to bear on the Sleep Economy prior to Casper.

A Visionary, Founder-led Team

        Our story began in 2014 with five founders who shared a common vision: bring sleep to the forefront of the wellness conversation. That same spirit of innovation and consumer-focused attitude guides Casper to this day and extends to all members of the organization. We are currently led by a team of experienced executives with diverse industry backgrounds and who have worked for companies such as Amazon, Google, H&R Block, IDEO, Kate Spade, Ralph Lauren, Tesla, Tory Burch, and Wayfair. Our management team has proven track records of generating results through developing powerful consumer insights, designing best-in-class products, and building scalable global operations, all while preserving the same entrepreneurial spirit that drove Casper from the start.

        Our leadership team is supported by a world-class board of directors with experience successfully investing in, building, and running high-growth, consumer-focused global companies. Further, our leadership team is supported by a Sleep Advisory Board assembled from experts in the fields of sleep research, clinical psychology, and integrated medicine who are all committed to Casper's vision.

Our Growth Strategy

        We have achieved rapid growth, generating 45.5% net revenue CAGR from 2016 to 2018, and 20.3% year-over-year net revenue growth for the nine months ended September 30, 2019. We have also expanded our gross margin from 42.8% in 2016 to 44.1% in 2018 and to 50.7% for the three months ended September 30, 2019, while making significant long-term investments in human capital, research and development, brand-building, and distribution. Our continued investment in, and expansion of, the Casper brand, distribution, and product offerings will further increase opportunities to acquire new customers and expand relationships with our existing customer base.

        We believe we are creating a meaningful future customer asset. As of September 30, 2019, over 16% of customers who have purchased at least once since Casper's inception have made a repeat purchase, despite the fact that the traditional replacement cycle of many of our products is longer than Casper's existence. This demonstrates that customers are returning to Casper to expand the number of products they own, not merely to replace them—we expect this rate to grow further as we expand our product and consumer offerings for our customers. Importantly, we are also able to acquire these returning customers more efficiently than new customers. While we are proud of our accomplishments to date, we believe the most exciting opportunities for Casper's growth story lie ahead, and we intend to pursue the following strategies to help us achieve this growth.

Increase Brand Awareness and Equity to Acquire New Customers

        Increasing brand awareness and growing favorable brand equity among consumers in both existing and new markets has been, and remains, central to our growth. We believe brand familiarity and preference will continue to have a significant role in winning customers as the decision to buy sleep products and solutions is thoughtful and personal.

        Our investment in marketing initiatives from 2016 to September 30, 2019 totaled $422.8 million. In just five years, as of September 30, 2019, we have achieved 31% aided brand awareness amongst the general U.S. population according to YouGov BrandIndex. Additionally, for the nine months ended September 30, 2019, Casper's brand awareness is approximately 36% higher on average than the nearest direct-to-consumer competitor. We are excited about the opportunities that we believe will follow as awareness continues to grow.

        We drive brand awareness through a combination of sophisticated, multi-layered marketing programs, word-of-mouth referrals, experiential brand events, retail expansion, and ongoing product usage. A core tenet of our brand growth strategy is offering consumers increased ways to engage with our products and services, both online and offline through our direct-to-consumer channel and our retail partners.

Expand Direct-to-Consumer Presence and Network of Retail Partnerships

        We complement our strong online presence by expanding our physical retail footprint to deliver additional consumer touchpoints and increase sales and margin. A greater physical retail presence helps us to not only increase consumer awareness and education, but also to offer convenient product trial opportunities, multiple purchase options, and flexibility in delivery. As of December 31, 2019, we operate 60 retail stores, up from 23 stores at the end of 2018, and are working with 18 retail partners, up from 11 partners at the end of 2018.

        We plan to continue the rollout of new Casper retail stores to strengthen our footprint in existing cities, while selectively entering into new cities in the United States, Canada, and other international markets. Our new store opening process is highly scalable, and we believe there is a significant opportunity for us to further expand our retail store base. We expect that our typical new stores will have between 1,750 and 2,250 square feet of selling space. Over time, we believe there is an opportunity to have more than 200 Casper retail stores in North America alone. We believe our multi-channel expansion creates synergies and that these channels, to date, have proven to be complementary, not cannibalistic. In fact, for the nine months ended September 30, 2019, our direct-to-consumer sales in cities where we have opened retail stores have grown over 100% faster on average than cities without a Casper retail store. From 2017 through September 30, 2019, while growing our e-commerce channel, we have maintained 'first purchase profitable' e-commerce economics.

        Casper works with each retail partner to enhance the consumer experience and to best showcase select Casper sleep offerings in their physical environments and their online platforms. We tailor our approach to each retail partner with a variety of options, including unique floor positioning, visual merchandising, inventory availability, flexible packaging options, training, and marketing support while maintaining consistent brand, pricing, and product SKU offerings across our business. We believe we have an opportunity to increase sales by adding new locations, with both existing and new partners, and increase volume in existing locations.

        We will continue to invest in e-commerce technology, talent, and marketing to complement our physical retail strategy.

Invest in New Products and Services

        We plan to continue to offer products and services that span and work together across the entire Sleep Arc. We believe this expansion will attract new customer segments and retail partners, as well as enhance average order value, increase attachment rate opportunities, and deliver higher overall customer lifetime value.

        Casper Labs sits at the center of our ability to continue bringing innovative and enhanced performance-driven products to market with both speed and excellence. Casper's powerful products increasingly cover the entire Sleep Arc, profoundly impact sleep performance, introduce us to new markets and distribution partners, and increase the lifetime value of our customer relationships.

        We anticipate that growth of our products and services will span entirely new categories of the Sleep Arc, including:

  •
  New Technologies.  We aspire to develop new sleep technologies across the full Sleep Arc such as products that address the environmental factors of light, sound, touch, and scent.

  •
  Services and Content.  We plan to offer services that provide customers the opportunity to interact with Casper products in new ways, from sunset to sunrise, including digital apps, meditation, sleep programming and counseling.

  •
  Use Cases.  We believe we can broaden the range of use cases addressed by Casper, including additional options for travel, children and babies, and pets.

Drive Continued Operational Excellence

        We are committed to improving productivity and profitability through a number of operational initiatives designed to grow our revenue and expand our margins. To date, Casper has had significant results improving gross margins, achieving 50.7% in gross margin for the three months ended September 30, 2019, up from 42.8% for the year ended December 31, 2016. Overall business profitability will be driven by continued net revenue growth in conjunction with gross margin improvements, continued marketing efficiencies, and generating operating leverage. We believe there is opportunity for continued improvement in gross margins, marketing efficiencies, and operating leverage through these key initiatives:

  •
  Optimize Price.  Through investment in human capital and technology we intend to continue building a data-based understanding of price elasticity dynamics, promotional strategies and other price management tools to drive optimized pricing for Casper and our retail partners. Based on the strength of our brand and the value proposition of our products, we believe we have pricing power in the market.

  •
  Reduce Product Returns.  As a young company, we are still learning about the factors affecting customer returns and believe we have the opportunity to reduce customer return rates. We have identified several opportunities that span policy change, process improvement and consumer education to reduce return rates and increase overall customer satisfaction.

  •
  Invest in Supply Chain.  We plan to continue to make significant investments in our supply chain to meet the requirements of our growing business. Our supply chain is instrumental to both supporting growth and improving business performance. While we currently partner with a number of third-party manufacturing and logistics companies, we are evaluating opportunities to build our own internal capabilities in these areas.

  •
  Drive Marketing Efficiencies.  Marketing investments are the result of a disciplined process and are measured against both growth and profitability targets. Historically, we have been able to drive nearly $3 of revenue, net of promotions for every $1 of marketing spend. As we continue to grow and scale, we believe we will continue to improve the efficiency of our marketing investments. We believe that with larger budgets and deeper experience, we will benefit from lower media rates and increased data that will improve our proprietary models, multi-channel synergies as our retail stores and retail partnerships grow consumer awareness, purchase occasions as our product and services assortment expands, and purchases from previous repeat consumers.

  •
  Achieve Operating Leverage.  Casper has invested ahead of our growth in all areas of our business, including human capital, technology, and multi-channel and international distribution. As we continue to grow, we have the opportunity to leverage these investments and realize economies of scale.

Expand into New Countries

        Our vision of becoming the world's most loved and largest sleep company leads to further global growth opportunities. Casper currently operates in seven countries—the United States, Canada, the United Kingdom, Germany, Austria, Switzerland, and France—with product and service offerings tailored to each market by channel but maintaining a consistent brand and consumer experience. We carefully balance brand, creative consistency and global standardization—including leveraging back and middle office, and technology support—balancing local preferences and market tastes in product, sizing, and distribution in order to both ensure strong consumer relevance and maximize company synergies. We intend to expand into new international markets organically, through acquisitions, and through other partnership opportunities, depending on the best product and channel strategy for each country or region. We envision expanding our total international footprint to more than 20 countries, with East Asia as a key focus area.

Recent Developments

        Our consolidated financial statements as of and for the year ended December 31, 2019 are not yet available. Set forth below are certain preliminary estimates of the results of operations that we expect to report for our year ended December 31, 2019. Our actual results may differ materially from these estimates due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for our year end are finalized.

        The following are preliminary estimates for the year ended December 31, 2019:

  •
  Revenue, net is expected to be between $437.3 million and $441.3 million, an increase of $81.4 million or 23% at the midpoint of the range as compared to $357.9 million for the year ended December 31, 2018. The estimated increase in revenue, net compared to 2018 is primarily due to increased sales through our direct-to-consumer and retail partnership channels and the introduction of new products.

  •
  Gross profit is expected to be between $213.0 million and $217.5 million, an increase of $57.5 million or 36% at the midpoint of the range as compared to $157.8 million for the year ended December 31, 2018. The expected increase in gross profit compared to 2018 is due to an increase in net revenue as well as reduction in unit cost of goods sold. Gross margin is expected to be between 48.7% and 49.3%, an increase of 490 bps at the midpoint of the range as compared to 44.1% for the year ended December 31, 2018. The estimated increase in gross margin is due to implementing supply chain initiatives designed to reduce product unit costs and introducing new higher margin products, which has had a favorable impact to our cost of goods sold.

  •
  Sales and marketing expense is expected to be between $155.5 million and $155.8 million, an increase of $29.5 million or 23% at the midpoint of the range as compared to $126.2 million for the year ended December 31, 2018. The expected increase in sales and marketing expense compared to 2018 is due to continued investment to increase overall revenues by driving traffic to our e-commerce website, marketing our products to consumers and building our brand.

  •
  Net loss is expected to be between $96.4 million and $91.4 million, an increase of $1.8 million or 2% at the midpoint of the range as compared to net loss of $92.1 million for the year ended December 31, 2018. The estimated increase in the net loss at the midpoint of the range as compared to 2018 is due to continued investment in sales and marketing and continued investment in general and administrative expenses to support our growth, particularly in retail stores and product development.

  •
  Adjusted EBITDA is expected to be between $(74.9) million and $(70.4) million, an improvement of $9.8 million or 12% at the midpoint of the range, as compared to $(82.4) million for the year ended December 31, 2018. The estimated improvement in Adjusted EBITDA compared to 2018 is primarily due to the increases in certain adjustments to EBITDA, including interest expense, depreciation, stock-based compensation, impairment/ reorganization costs and transaction costs, offset by an increase in net loss.

        See below for a reconciliation of Adjusted EBITDA to the most directly comparable measure calculated in accordance with GAAP, net loss.

		2019 Estimated
	2018 Actual
		Low	High
	(in thousands)
Net loss	$(92,092)	$(96,440)	$(91,350)
Income tax expense	39	70	50
Interest (income) expense	(248)	2,920	2,900
Depreciation and amortization	3,426	7,950	7,750
Stock-based compensation(a)	5,716	7,940	7,830
Impairment/reorganization(b)	490	1,225	1,100
Legal settlements(c)	270	140	100
Transaction costs(d)	—	1,340	1,200

Adjusted EBITDA	$(82,399)	$(74,855)	$(70,420)

(a)
Represents non-cash stock-based compensation expense.

(b)
Represents costs associated with reorganizing our international organizational structure, including severance, contract termination costs, and other exit activities. There were no impairment charges in either period presented.

(c)
Amounts related to litigations settlements.

(d)
Represents expenses incurred for professional, consulting, legal, and accounting services performed in connection with this offering, which are not indicative of our ongoing costs and which we expect will discontinue following the completion of this offering.

        We include Adjusted EBITDA in this prospectus for the reasons as described in "Summary Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics and Non-GAAP Financial Measures." Adjusted EBITDA has certain limitations in that it does not reflect all expense items that affect our results. These and other limitations are described in "Summary Consolidated Financial and Other Data." We encourage you to review our financial information in its entirety and not rely on a single financial measure.

        We have provided a range for the preliminary results described above primarily because our financial closing procedures for the month and year ended December 31, 2019 are not yet complete. As a result, there is a possibility that our final results will vary from these preliminary estimates. We currently expect that our final results will be within the ranges described above. It is possible, however, that our final results will not be within the ranges we currently estimate. We undertake no obligation to update or supplement the information provided above until we release our results of operations for the year ended December 31, 2019. Our independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to this financial data. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect thereto.

Summary Risk Factors

        Participating in this offering involves substantial risk. Our ability to execute our strategy is also subject to certain risks. The risks described under the heading "Risk Factors" included elsewhere in this prospectus may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the most significant challenges and risks include the following:

  •
  we operate in highly competitive industries, and if we are unable to compete successfully it could have a material adverse effect on our business, financial condition and results of operations;

  •
  our business depends on the strength of our brand, and if we are not able to maintain and enhance our brand we may be unable to sell our products, which could have a material adverse effect our business, financial condition, and results of operations;

  •
  if we do not successfully implement our future retail store expansion, our growth and profitability could be harmed;

  •
  if we are unable to successfully implement our growth strategies related to launching new products, it could have a material adverse effect on our business, financial condition, and results of operations;

  •
  our future growth and profitability depend on the effectiveness and efficiency of our marketing programs;

  •
  we have grown rapidly in recent years. If we are unable to manage our operations at our current size or to manage any future growth effectively, the pace of our growth may slow;

  •
  we have a history of losses and expect to have operating losses and negative cash flow as we continue to expand our business;

  •
  we have a limited operating history and, as a result, our past results may not be indicative of future operating performance;

  •
  if we fail to attract new customers, or retain existing customers, or fail to do either in a cost-effective manner, we may not be able to increase sales;

  •
  the market for sleep as a retail category is still emerging and if it does not continue to grow, if it grows more slowly than expected or if it does not achieve the growth potential we expect, or if we do not succeed in becoming a leader or maintaining our leadership in this category, our brand, business, financial condition, or results of operations could be adversely affected; and

  •
  use of social media and influencers may materially and adversely affect our reputation or subject us to fines or other penalties.

        Before you invest in our common stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading "Risk Factors."

Our Corporate Information

        Casper Sleep Inc., the issuer of our common stock in this offering, was incorporated as a Delaware corporation on October 24, 2013 under the name Providence Mattress Company, and subsequently changed its name to Casper Sleep Inc. on January 10, 2014. Our corporate headquarters are located at Three World Trade Center, 175 Greenwich Street, Floor 39, New York, New York 10007. Our telephone number is (347) 941-1871. Our principal website address is www.casper.com. The information on, or that can be accessed through, any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Implications of Being an Emerging Growth Company

        We qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of certain reduced reporting and other requirements that are otherwise generally applicable to public companies. As a result:

  •
  we are required to have only two years of audited financial statements and only two years of related selected financial data and Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure;

  •
  we are not required to engage an auditor to report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

  •
  we are permitted to take advantage of extended transition periods for complying with new or revised accounting standards which allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies;

  •
  we are not required to submit certain executive compensation matters to stockholder advisory votes, such as "say-on-pay," "say-on-frequency," and "say-on-golden parachutes;" and

  •
  we are not required to comply with certain disclosure requirements related to executive compensation, such as the requirement to disclose the correlation between executive compensation and performance and the requirement to present a comparison of our Chief Executive Officer's compensation to our median employee compensation.

        We may take advantage of these reduced reporting and other requirements until the last day of our fiscal year following the fifth anniversary of the completion of this offering, or such earlier time that we are no longer an emerging growth company. If certain events occur prior to the end of such five-year period, including if we have more than $1.07 billion in annual gross revenue, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. We may choose to take advantage of some but not all of these reduced requirements. We have elected to adopt the reduced requirements with respect to our financial statements and the related selected financial data and "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure. We have also elected to take advantage of the extended transition periods for complying with new or revised accounting standards. As a result, the information that we provide to stockholders may be different than the information you may receive from other public companies in which you hold equity.

 THE OFFERING

Shares of common stock offered by us	8,350,000 shares (9,602,500 shares if the underwriters exercise their over-allotment option in full).
Shares of common stock to be outstanding after this offering	39,630,010 shares (40,882,510 shares if the underwriters exercise their over-allotment option in full).
Over-allotment option to purchase additional shares of common stock	1,252,500 shares.
Use of proceeds

We estimate, based upon an assumed initial public offering price of $12.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus), that we will receive net proceeds from this offering of approximately $92.5 million (or $107.1 million if the underwriters exercise their over-allotment option in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for working capital, to fund growth and for other general corporate purposes. We will have broad discretion in the way that we use the net proceeds of this offering. See "Use of Proceeds."

Indications of interest

Entities affiliated with NEA and entities affiliated with lVP, each an existing stockholder, have indicated an interest in purchasing an aggregate of up to approximately $15.0 million and $5.0 million, respectively, in shares of common stock in this offering at the initial public offering price. Because these indications of interest are not binding agreements or commitments to purchase, NEA or IVP could determine to purchase more, less or no shares in this offering or the underwriters could determine to sell more, less or no shares to NEA or lVP. The underwriters will receive the same discount on any of our shares purchased by NEA or IVP as they will from any other shares sold to the public in this offering. NEA and IVP have each agreed not to sell or transfer any of our shares that each purchases during the 180-day period commencing from the consummation of this offering, subject to limited exceptions.

Dividend policy

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability, industry trends, and other factors that our board of directors may deem relevant. See "Dividend Policy."

Risk factors

See the section titled "Risk Factors" and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Trading symbol	We have been approved to list our common stock on the NYSE under the symbol "CSPR."

        The number of shares of our common stock to be outstanding after this offering is based on 31,280,010 shares of our common stock outstanding as of September 30, 2019, after giving effect to the conversion of all outstanding shares of (i) our Series Seed preferred stock and Series A preferred stock into 8,705,057 shares of our Class A common stock and (ii) our Series B preferred stock, Series C preferred stock, and Series D preferred stock into 11,736,395 shares of our Class B common stock, in each case immediately after the pricing of this offering and assuming an initial public offering price of $12.50 per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, referred to herein as the Preferred Conversion, and the reclassification of all of our outstanding shares of Class A common stock and our Class B common stock (including shares issued upon the Preferred Conversion) into 31,280,010 shares of our common stock, immediately prior to the closing of this offering, assuming an initial public offering price of $12.50 per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, referred to herein as the Reclassification, and excludes:

  •
  966,001 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2019 under our 2014 Equity Incentive Plan, or 2014 Plan, at a weighted average exercise price of $0.30 per share;

  •
  4,994,647 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2019 under our 2015 Equity Incentive Plan, or 2015 Plan, at a weighted average exercise price of $15.66 per share;

  •
  32,002 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2019, at an exercise price of $31.24715 per share (excluding warrants that are assumed to be exercised prior to the closing of this offering discussed in detail below);

  •
  8,941,680 shares of common stock (assuming an initial public offering price of $12.50 per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus) reserved for future issuance under our 2020 Equity Incentive Plan, or 2020 Plan, that will become effective in connection with this offering, and which will initially be equal to ten percent (10%) of the number of outstanding shares of all classes of our common stock, determined on a fully-diluted basis as of immediately prior to the consummation of this offering, as well as any shares of common stock that become available pursuant to provisions in the 2020 Plan that automatically increase the share reserve under our 2020 Plan, as described in "Executive Compensation—Equity Incentive Arrangements"; and

  •
  625,600 shares of common stock (assuming an initial public offering price of $12.50 per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus) reserved for future issuance under our 2020 Employee Stock Purchase Plan, or ESPP, that will become effective in connection with this offering, and which will initially be equal to two percent (2%) of the number of outstanding shares of all classes of our common stock, determined on a fully-diluted basis as of immediately prior to the consummation of this offering, as well as any shares of common stock that become available pursuant to provisions in the ESPP that automatically increase the share reserve under our ESPP, as described in "Executive Compensation—Equity Incentive Arrangements."

        Unless we indicate otherwise or the context otherwise requires, all information in this prospectus assumes or gives effect to:

  •
  the issuance and sale of 416,559 shares of our Series D preferred stock for an aggregate purchase price of approximately $13.0 million, or the Private Financing;

  •
  the exercise of warrants to purchase 182,442 shares of our Class A common stock outstanding as of September 30, 2019, which will result in the issuance of 181,185 shares of common stock in connection with this offering, assuming an initial public offering price of $12.50 per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus;

  •
  the Preferred Conversion;

  •
  the filing and effectiveness of our amended and restated certificate of incorporation, or our Amended Charter, and the adoption of our amended and restated bylaws, or our Amended Bylaws, each of which will occur immediately prior to the closing of this offering;

  •
  the Reclassification;

  •
  the exercise of 12,146 options under the 2015 Plan described above after September 30, 2019;

  •
  no exercise by the underwriters of their option to purchase up to 1,252,500 additional shares of common stock from us to cover over-allotments; and

  •
  an initial public offering price of $12.50 per share of common stock, which is the midpoint of the range set forth on the cover page of this prospectus.

        The number of shares of our common stock to be issued upon the Preferred Conversion depends in part on the initial public offering price in this offering. The terms of our Series B preferred stock, Series C preferred stock and Series D preferred stock provide that the ratio at which each share of such series converts into common stock in connection with this offering will increase if the initial public offering price is below $23.1229 per share, $31.24715 per share and $31.24715 per share, respectively, which would result in additional shares of our common stock being issued upon the Preferred Conversion. Based upon the assumed initial public offering price of $12.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, the outstanding shares of our Series B preferred stock, Series C preferred stock and Series D preferred stock would convert into an aggregate of 2,604,544 shares, 6,135,634 shares and 2,996,217 shares, respectively of our Class B common stock, which will be reclassified into common stock pursuant to the Reclassification. For illustrative purposes only, the table below shows the total number of outstanding shares of our common stock expected to be outstanding after this offering at various initial public offering prices:

Assumed Public Offering Price ($)	Total Shares of Common Stock Outstanding After this Offering
$12.00	39,672,912
$12.50	39,630,010
$13.00	39,587,441

Summary Consolidated Financial and Other Data

        The following tables present the summary consolidated financial and other data for Casper Sleep Inc. and its subsidiaries. We have derived the summary consolidated statement of operations data and consolidated statement of cash flows for the nine months ended September 30, 2019 and 2018 and the years ended December 31, 2018 and 2017 and the summary consolidated balance sheet data as of September 30, 2019 from our consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the unaudited interim consolidated financial statements. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the sections titled "Selected Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our historical results for any prior period are not necessarily indicative of our future results.

	Nine Months Ended September 30,		Year Ended December 31,
(in thousands, except share and per share data)	2019	2018	2018	2017
	(unaudited)
Consolidated Statement of Operations and Comprehensive Loss:
Revenue, net of $80,085, $57,659, $80,695 and $45,656 in refunds, returns, and discounts for the nine months ended September 30, 2019 and 2018 and the year ended December 31, 2018 and 2017, respectively	$312,319	$259,687	$357,891	$250,909
Cost of goods sold	157,342	143,556	200,139	134,038

Gross profit	154,977	116,131	157,752	116,871
Operating expenses
Sales and marketing expenses	113,994	92,705	126,189	106,809
General and administrative expense	106,126	88,166	123,523	81,323

Total operating expenses	220,120	180,871	249,712	188,132

Loss from operations	(65,143)	(64,740)	(91,960)	(71,261)

Other (income) expense
Interest (income) expense	1,355	(503)	(248)	(307)
Other (income) expense, net	841	(51)	341	2,415

Total other (income) expenses, net	2,196	(554)	93	2,108

Loss before income taxes	(67,339)	(64,186)	(92,053)	(73,369)
Income tax expense	60	44	39	23

Net loss	(67,399)	(64,230)	(92,092)	(73,392)
Other comprehensive income (loss)
Currency translation adjustment	75	(1,288)	(1,077)	279

Total comprehensive loss	$(67,324)	$(65,518)	$(93,169)	$(73,113)

Net loss per share attributable to common stockholders, basic and diluted	$(6.40)	$(6.22)	$(8.91)	$(7.22)
Weighted-average number of shares used in computing net loss per share attributable to common stockholders, basic and diluted	10,530,262	10,320,666	10,335,986	10,164,450
Pro forma net loss per share attributable to common stockholders, basic and diluted	$(1.70)		$(2.55)
Pro forma weighted average number of shares used in computing net loss per share attributed to common stockholders, basic and diluted	39,630,010		36,131,258

	Nine Months Ended September 30,		Year ended December 31,
(in thousands)	2019	2018	2018	2017
	(unaudited)
Consolidated Statement of Cash Flows:
Net cash used in operating activities	$(29,706)	$(44,934)	$(72,255)	$(84,015)
Net cash used in investing activities	(39,631)	(7,249)	(12,035)	(10,085)
Net cash provided by financing activities	95,808	183	14,840	169,294

	Nine Months Ended September 30,		Year ended December 31,
(in thousands, except percentages)	2019	2018	2018	2017
	(unaudited)
Select Other Data(1):
Gross margin	49.6%	44.7%	44.1%	46.6%
Adjusted EBITDA(2)	$(53,807)	$(57,458)	$(82,399)	$(70,549)

	As of September 30, 2019
(in thousands)	Actual	Pro Forma(3)	Pro Forma As Adjusted(3)(4)
	(unaudited)
Consolidated Balance Sheet:
Cash, cash equivalents, and restricted cash(5)	$54,901	$54,901	$147,392
Total assets	192,509	192,509	285,000
Total liabilities(6)	169,767	169,767	169,767
Additional paid-in capital	15,716	322,705	415,196
Accumulated deficit	(299,619)	(299,619)	(299,619)
Stockholders' (deficit) equity	(284,247)	22,742	115,233

(1)
See the definitions of key operating and financial metrics in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics and Non-GAAP Financial Measures."

(2)
Adjusted EBITDA is a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. Adjusted EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income or any other performance measure derived in accordance with GAAP.

We define Adjusted EBITDA as net loss before interest (income) expense, income tax expense and depreciation and amortization as further adjusted to exclude the impact of stock-based compensation expense, impairment and restructuring, and costs associated with legal settlements. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by our competitors, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider them to be important supplemental measures of our performance and believe it is frequently used by securities analysts, investors, and other interested parties in the evaluation of companies in our industry. Management believes that investors' understanding of our performance is enhanced by including this non-GAAP financial measure as a reasonable basis for comparing our ongoing results of operations.

Management uses Adjusted EBITDA:

•
as a measurement of operating performance because it assists us in comparing the operating performance of our business on a consistent basis, as it removes the impact of items not directly resulting from our core operations;

•
for planning purposes, including the preparation of our internal annual operating budget and financial projections;

•
to evaluate the performance and effectiveness of our operational strategies; and

•
to evaluate our capacity to expand our business.

  By providing these non-GAAP financial measures, together with reconciliations, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as an alternative to, or a substitute for net income or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

  •
  such measures do not reflect our cash expenditures;

  •
  such measures do not reflect changes in, or cash requirements for, our working capital needs;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

  •
  other companies in our industry may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using these non-GAAP measures only supplementally. As noted in the table below, Adjusted EBITDA includes adjustments to exclude the impact of stock-based compensation expense and material infrequent items, including but not limited to the costs of this initial public offering, impairment/restructuring, costs associated with legal settlements, acquisitions or divestitures, among other items. It is reasonable to expect that these items will occur in future periods. However, we believe these adjustments are appropriate because the amounts recognized can vary significantly from period to period, do not directly relate to the ongoing operations of our business and may complicate comparisons of our internal operating results and operating results of other companies over time. In addition, Adjusted EBITDA includes adjustments for other items that we do not expect to regularly record following this offering. Each of the normal recurring adjustments and other adjustments described in this paragraph and in the reconciliation table below help management with a measure of our core operating performance over time by removing items that are not related to day-to-day operations.

  The following table reconciles Adjusted EBITDA to the most directly comparable GAAP financial performance measure, which is net loss:

	Nine Months Ended September 30,		Year Ended December 31,
(in thousands)	2019	2018	2018	2017
	(unaudited)
Net loss	$(67,399)	$(64,230)	$(92,092)	$(73,392)
Income tax expense	60	44	39	23
Interest (income) expense	1,355	(503)	(248)	(307)
Depreciation and amortization	4,804	2,394	3,426	1,675
Stock-based compensation(a)	5,648	4,573	5,716	1,423
Impairment/reorganization(b)	681	—	490	—
Legal settlements(c)	138	264	270	29
Transaction costs(d)	906	—	—	—

Adjusted EBITDA	$(53,807)	$(57,458)	$(82,399)	$(70,549)

(a)
Represents non-cash stock-based compensation expense.

(b)
Represents costs associated with reorganizing our international organizational structure, including severance, contract termination costs, and other exit activities. There were no impairment charges in either period presented.

(c)
Amounts related to litigations settlements.

(d)
Represents expenses incurred for professional, consulting, legal, and accounting services performed in connection with this offering, which are not indicative of our ongoing costs and which we expect will discontinue following the completion of this offering.
(3)
Gives effect to (i) the conversion of all outstanding shares of (a) our Series Seed preferred stock and Series A preferred stock into 8,705,057 shares of our Class A common stock and (b) our Series B preferred stock, Series C preferred stock, and Series D preferred stock into 11,736,395 shares of our Class B common stock (the "Preferred Conversion"), in each case immediately after the pricing of this offering and assuming an initial public offering price of $12.50 per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, (ii) the reclassification of all of our outstanding shares of Class A common stock and our Class B common stock (including shares issued upon the Preferred Conversion) into 31,280,010 shares of our common stock (the "Reclassification"), immediately prior to the closing of this offering, assuming an initial public offering price of $12.50 per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, (iii) the exercise of warrants to purchase 182,442 shares of our Class A common stock outstanding as of September 30, 2019, which will result in the issuance of 181,185 shares of common stock in connection with this offering, assuming an initial public offering price of $12.50 per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus and (iv) the related reclassification of the carrying value of the convertible preferred stock to permanent equity prior to the closing of this offering.

(4)
Gives effect to (i) the pro forma adjustments set forth in footnote (3) above and (ii) the issuance and sale of 8,350,000 shares of our common stock in this offering at the assumed initial public offering price of $12.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, which results in net proceeds to us of $92.5 million. A $1.00 increase or decrease in the assumed initial public offering price of $12.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease each of cash, total assets and total stockholders' equity on a pro forma basis by approximately $7.8 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(5)
Includes $0.3 million of restricted cash.

(6)
Includes $25.0 million of long-term debt consisting of our Subordinated Facility and $15.9 million of short-term debt consisting of our Senior Secured Facility.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. If any of the following risks occur, our business, financial condition, and results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline and you may lose some or all of your investment.

Risks Related to Our Business

We operate in highly competitive industries, and if we are unable to compete successfully it could have a material adverse effect on our business, financial condition, and results of operations.

        Our business is rapidly evolving and intensely competitive, and we have many competitors across what we define as the Sleep Economy, including in the mattress, soft goods, and bedroom furniture industries, as well as in non-traditional sleep categories, such as sleep technology, sleep services, and sleep supplements. Our competition with respect to these offerings includes: department and furniture stores, big-box retailers, specialty retailers, and online, direct-to-consumer mattress, and other home goods retailers and online marketplaces. Our core offerings compete with new and established manufacturers, direct-to-consumer companies, and white label in-house brands offered by some large retail chains, online retailers, and department stores. We believe that our ability to compete successfully depends upon many factors both within and beyond our control, including:

  •
  the size and composition of our customer base;

  •
  the number of products and services we feature on our website, in our retail stores, and through our third-party retail partners (including how our products are positioned in the retail partnership channel);

  •
  our selling and marketing efforts;

  •
  the quality, consumer appeal, price, and reliability of products and services offered by us;

  •
  the convenience and appeal of the shopping experiences that we provide;

  •
  cost-effective access to raw materials and components;

  •
  our ability to find reliable and cost-effective suppliers of our products and services;

  •
  our ability to introduce new products and services;

  •
  our ability to continually improve and iterate on our existing product lines and services;

  •
  our ability to distribute our products and manage our inventory and operations; and

  •
  our reputation and brand strength.

        In addition, retailers in the United States and internationally have integrated vertically in certain of the industries in which we operate, particularly as it relates to mattresses, and it is possible that such vertical integration may create circumstances that would negatively impact our net revenue and results of operations. Although we are pursuing a strategy to vertically integrate, we may not be successful in pursuing this strategy, which may make our products less desirable than products produced by our competitors who have complete control over the manufacturing process and the quality of their products. The highly competitive nature of the industries in which we operate means we are continually subject to the risk of loss of market share, loss of key retail partners, reductions in margins, and the inability to acquire new customers.

        Also, some of our current competitors have, and potential competitors may have, longer operating histories, greater brand recognition, larger fulfillment infrastructures, greater resources and technical capabilities, faster and less costly shipping, significantly greater financial, marketing and other resources and larger customer bases than we do. These factors may allow our competitors to derive greater net revenue and profits from their existing customer base, capture market share from us, acquire customers at lower costs, or respond more quickly than we can to new or emerging technologies and changes in consumer preferences or habits. These competitors may engage in more extensive research and development efforts, undertake more impactful marketing campaigns, and adopt more aggressive pricing strategies, which may allow them to build larger customer bases or generate net revenue from their customer bases more effectively than we do. For example, we compete with large retailers, such as Amazon and Wal-Mart, who have house brands that offer competing sleep products and who also have significantly greater scale and more sophisticated distribution operations than we do, a longer track record of successfully building trusted brands, greater technical capabilities and significantly more financial resources. Failure to successfully compete in the industries in which we operate could have a material adverse effect on our business, financial condition, and results of operations.

Our business depends on the strength of our brand, and if we are not able to maintain and enhance our brand, we may be unable to sell our products, which could have a material adverse effect on our business, financial condition, and results of operations.

        Our brand name and image are integral to the growth of our business and to the implementation of our strategies for expanding our business. We believe that our brand image has significantly contributed to the success of our business and is critical to maintaining and expanding our customer base. Maintaining and enhancing our brand may require us to make substantial investments in areas such as research and development, marketing, e-commerce, and customer experience and these investments may not be successful.

        We anticipate that, as our business expands into new markets and new product categories, and as the industries in which we operate become increasingly competitive, maintaining and enhancing our brand may become difficult and expensive. For example, consumers in any new international markets into which we expand may not know our brand and/or may not accept our brand, resulting in increased costs to market and attract customers to our brand. Further, as we grow our retail partnerships, it may be difficult for us to maintain control of our brand with our retail partners, which may result in negative perceptions of our brand. Our brand may also be adversely affected if our public image or reputation is tarnished by negative publicity, including negative social media campaigns or poor reviews of our products or customer experiences. In addition, ineffective marketing, product diversion to unauthorized distribution channels, product defects, unfair labor practices, and failure to protect our intellectual property rights are some of the potential threats to the strength of our brand, and those and other factors could rapidly and severely diminish consumer confidence in us. Maintaining and enhancing our brand will depend largely on our ability to continue to be a leader in the industries in which we operate and to continue to offer a range of high-quality products as well as a leading end-to-end experience to our customers, which we may not execute successfully. Failure to maintain the strength of our brand could have a material adverse effect on our business, financial condition, and results of operations.

If we do not successfully implement our future retail store expansion, our growth and profitability could be harmed.

        We intend to continue to expand our existing direct-to-consumer channel by opening additional retail stores. Over time, we believe there is an opportunity to have more than 200 Casper stores in North America alone. Our ability to open new retail stores in a timely and efficient manner and operate them profitably depends on a number of factors, many of which are beyond our control, including:

  •
  our ability to manage the financial and operational aspects of our retail growth strategy, including making appropriate investments in our software systems, information technology, and operational infrastructure;

  •
  our ability to identify suitable locations, including our ability to gather and assess demographic and other related data to accurately determine customer demand for our products in the locations we select;

  •
  our ability to negotiate favorable lease agreements;

  •
  our ability to properly assess the potential profitability and payback period of potential new retail store locations;

  •
  our ability to secure required governmental permits and approvals, and our ability to effectively comply with state and local employment and labor laws, rules, and regulations;

  •
  our ability to hire and train skilled store operating personnel, especially management personnel, and our ability to immerse such personnel in our culture;

  •
  the availability of construction materials and labor and the absence of significant construction delays or cost overruns;

  •
  our ability to accurately understand and assess the demographic profile of, and provide a satisfactory mix of merchandise that is responsive to the needs of, our customers living in the areas where new retail stores are established;

  •
  our ability to establish a supplier and distribution network able to supply new retail stores with inventory in a timely manner;

  •
  our competitors or our retail partners, building or leasing stores near our retail stores or in locations we have identified as targets for a new retail store;

  •
  customer demand for our products;

  •
  our ability to scale our differentiated in-store experience that is unique to our brand, attracts customers, and builds deeper relationships;

  •
  our ability to create a multi-channel experience that meets the expectations of today's customers who are shopping online and offline;

  •
  our ability to create a technology infrastructure that serves our retail, e-commerce, and customer service channels connecting customer data and operational data to deliver a seamless user experience;

  •
  our ability to incorporate a broader ecosystem of sleep products that addresses the entire Sleep Arc to establish Casper as a destination for products across the Sleep Economy;

  •
  regional and local economic factors and conditions that may impact demand at any one or a group of our stores; and

  •
  general economic and business conditions affecting consumer confidence and spending and the overall strength of our business.

        In order to pursue our retail store strategy, we will be required to expend significant cash and human capital resources prior to generating any sales in these stores. Delays in new store openings or an inability to generate sufficient sales from these stores to justify such expenses could harm our business and profitability. The substantial management time and resources which any future retail store expansion strategy may require could also result in disruption to our existing business operations which may decrease our net revenue and profitability.

If we are unable to successfully implement our growth strategies related to launching new products, it could have a material adverse effect on our business, financial condition, and results of operations.

        Each year we invest significant time and resources in research and development to improve and expand our product offerings, introduce new technologies to customers, support our sales channels, and generate consumer interest and engagement. In 2019, we launched several new products, including our Casper and Wave Hybrid mattresses, Glow Light, Down Pillow, and Upholstered Bed Frame. In addition, from time to time, we also update existing product lines. Launching new products can involve a significant investment in advertising and public relations campaigns. There are also certain risks involved in launching new products, including increased costs in the near term associated with the introduction of new product lines and training of our employees in new manufacturing processes and sales techniques, development delays, failure of new products to achieve anticipated levels of market acceptance, the possibility of increased competition with our current products, and unrecovered costs associated with failed product or service introductions. Implementation of these plans may also divert management's attention from other aspects of our business and place a strain on management, operational and financial resources, as well as our information systems. Launching new products or updating existing products may also leave us with obsolete inventory that we may not be able to sell or we may sell at significantly discounted prices. Further, as we expand into new markets, we may not accurately predict consumer preferences in that market, which could result in lower than expected sales.

        Additionally, launching new products requires substantial investments in research and development. Investments in research and development are inherently speculative and require substantial capital and other expenditures. Unforeseen obstacles and challenges that we encounter in the research and development process could result in delays or the abandonment of plans to launch new products and may substantially increase development costs.

        If we are unable to maintain the high product-quality standards expected by our customers when we launch new products, or if our competitors are able to produce higher quality or more accessible products, our sales may be harmed. Should this occur, we may need to increase our investments in research and development and manufacturing processes, lower our prices or take other measures to address any loss of sales, which could increase our expenses, reduce our margins and/or negatively impact our brand and our ability to execute our overall pricing and promotion strategy.

        We may not be successful in executing our growth strategy related to launching new products, and even if we achieve such plan, we may not be able to achieve profitability. Failure to successfully launch new products could have a material adverse effect on our business, financial condition, and results of operations.

Our future growth and profitability depend on the effectiveness and efficiency of our marketing programs.

        We are highly dependent on the effectiveness of our marketing programs and the efficiency of our related expenditures in generating consumer awareness and sales of our products. We rely on a combination of paid and nonpaid advertising and public relations efforts to market our products.

        Our paid advertising efforts consist of online channels, including search engine marketing, display advertising, and paid social media, as well as more traditional forms of advertising, such as direct mail and television advertisements. These efforts are expensive and may not result in the cost-effective acquisition of customers. We cannot assure you that the net profit from new customers we acquire will ultimately exceed the cost of acquiring those customers. We also utilize non-paid advertising. Our non-paid advertising efforts include search engine optimization, non-paid social media and email.

        Moreover, we rely in part upon third parties, such as search engines, social media influencers, and product reviewers, for both paid and unpaid services, and we are unable to fully control their efforts. We obtain a significant amount of traffic via search engines and, therefore, rely on search engines such as Google. Search engines frequently update and change the logic that determines the placement and display of results of a user's search, such that the purchased or algorithmic placement of links to our site can be negatively affected. Moreover, a search engine could, for competitive or other purposes, alter its algorithms or results in a manner that negatively affects our paid or non-paid search ranking, and competitive dynamics could impact the effectiveness of search engine marketing or search engine optimization. We also obtain a significant amount of traffic via social networking websites or other channels used by our current and prospective customers. As e-commerce and social networking continue to rapidly evolve, we must continue to establish relationships with these channels and may be unable to develop or maintain these relationships on acceptable terms. If we are unable to cost-effectively drive traffic to our sites, our ability to acquire new customers and our financial condition would suffer.

        In addition, the number of third-party providers of consumer product reviews, consumer recommendations, and referrals is growing across industries and may influence consumers. Negative or no reviews from such third parties may receive widespread attention from consumers, which could damage our reputation and brand value and result in lower sales. Influencers with whom we maintain relationships could also engage in behavior or use their platforms to communicate directly with our customers in a manner that reflects poorly on our brand and may be attributed to us or otherwise adversely affect us. It is not possible to prevent such behavior, and the precautions we take to detect this activity may not be effective in all cases. If we are unable to effectively manage relationships with such reviewers to promote accurate reviews of our products, reviewers may decline to review our products or may post reviews with misleading information, which could damage our reputation and make it more difficult for us to sustain or improve our brand value. Moreover, if any of the third parties on which we rely were to cease operations, temporarily or permanently, face financial distress or other business disruption, we could suffer increased costs and delays in their ability to provide similar services until an equivalent service provider could be found, or until we could develop replacement technology or operations, any of which could also have an adverse impact on our business and financial performance.

        We continue to evolve our marketing strategies, adjusting our messages, the amount we spend on advertising and where we spend it with no assurance that we will be successful in developing future effective messages and in achieving efficiency in our marketing and advertising expenditures. Our marketing activities and the marketing activities of any third parties on which we rely are subject to various types of regulations, including laws relating to the protection of personal information, consumer protection and competition. In addition, the regulatory environment surrounding the use of data is increasingly demanding. In recent years, lawmakers and regulators have expressed concern over the use of third-party cookies and similar technologies for online targeted advertising, and laws in this area in the European Union have been strengthened and are also under reform. Moreover, user data protection and communication-based laws may be interpreted and applied inconsistently from jurisdiction to jurisdiction, and these laws continue to develop in ways we cannot predict and that may adversely affect our business. Complying with these varying requirements could cause us to incur substantial costs or require us to change our business practices in a manner with adverse effects on our business, and violations of privacy-related laws can result in significant penalties. These developments, including in the way these laws are interpreted, could impair our ability, or the ability of third parties on which we rely, to collect user information, including personal data and usage information, that helps us provide more targeted advertising to our current and prospective consumers, which could adversely affect our business, particularly given our use of cookies and similar technologies to target our marketing and personalize the consumer experience. See "—Failure to comply with federal, state and foreign laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, could adversely affect our business and our financial condition."

        If our marketing programs and related expenditures are ineffective or are inefficient in creating and increasing awareness of our products and brand, in driving consumer traffic to our websites and stores and in motivating customers to purchase our products, it could have a material adverse effect on our business, financial condition, and results of operations.

We have grown rapidly in recent years. If we are unable to manage our operations at our current size or to manage any future growth effectively, the pace of our growth may slow.

        We have expanded our operations rapidly since our founding in 2014. In 2014, we launched our e-commerce platform in the United States and Canada, followed by the European Union, Switzerland, and the United Kingdom, in 2016. We launched our first retail concept in Los Angeles in 2015, followed by permanent retail stores in San Francisco and New York in 2017 and 2018, respectively, and we now have 60 retail stores across the United States and Canada. Our revenue increased from $250.9 million for 2017 to $357.9 million for 2018, an increase of 42.6%.

        If our operations are to continue to grow, of which there can be no assurance, we will be required to continue to (i) expand our sales and marketing, digital and technology teams, research and development, customer and commercial strategy, product offerings, supply, and manufacturing and distribution functions, (ii) upgrade our management information systems and other processes, and (iii) obtain more space for our expanding administrative support and other personnel. Our continued growth could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring, training, and managing an increasing number of employees, finding manufacturing capacity to produce our products, and delays in production and shipments. These difficulties may result in the erosion of our brand image, divert the attention of management and key employees and impact financial and operational results. In addition, in order to continue to expand our direct-to-consumer presence and retail partnerships, we expect to continue to add selling and general and administrative expenses to our operating profile. If we are unable to drive commensurate growth, these costs, which include lease commitments, headcount and capital assets, could result in decreased margins.

We have a history of losses and expect to have operating losses and negative cash flow as we continue to expand our business.

        We have a history of losses. We incurred net losses of $92.1 million and $73.4 million in 2018 and 2017, respectively, and $232.2 million in accumulated deficit through December 31, 2018. Because we have a short operating history at scale, particularly in our own and third-party retail sales channels, it is difficult for us to predict our future operating results. As a result, our losses may be larger than anticipated, and we may not achieve profitability when expected, or at all. Also, we expect our operating expenses to increase over the next several years as we further increase marketing spend, open additional retail stores, hire more employees, continue to develop new products and services, and expand internationally. These efforts may be more costly than we expect and may not result in increased revenue or growth in our business. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining profitability or positive cash flow on a consistent basis. Furthermore, if our future growth and operating performance fail to meet investor or analyst expectations, or if we have future negative cash flow or losses resulting from our investment in acquiring new customers or expanding our business, our business, financial condition, and operating results may be materially adversely affected.

We have a limited operating history and, as a result, our past results may not be indicative of future operating performance.

        We have a limited operating history with the current scale of our business, which makes it difficult to forecast our future results, particularly with respect to our own and third-party retail channels, which we have only recently developed. You should not rely on our past annual or quarterly results of operations as indicators of future performance. You should consider and evaluate our prospects in light of the risks and uncertainty frequently encountered by companies like ours. See "—We may experience fluctuations in our quarterly results of operations due to seasonality and other factors, which could make sequential quarter to quarter comparison an unreliable indication of our performance."

If we fail to attract new customers, or retain existing customers, or fail to do either in a cost-effective manner, we may not be able to increase sales.

        Our success depends, in part, on our ability to attract new, and retain existing, customers in a cost-effective manner. We have made, and we expect that we will continue to make, significant investments in attracting and retaining customers, including through traditional, digital, and social media and through developing original Casper content. Marketing campaigns can be expensive and may not result in the cost-effective acquisition, or retention, of customers. Further, as our brand becomes more widely known, future marketing campaigns may not attract new or retain customers at the same rate as past campaigns. If we are unable to attract new customers, and retain existing customers, our business will be harmed.

The market for sleep products and services as a retail category is still emerging and if it does not continue to grow, if it grows more slowly than expected or if it does not achieve the growth potential we expect, or if we do not succeed in becoming a leader or maintaining our leadership in this category, our brand, business, financial condition, or results of operations could be adversely affected.

        The market for sleep products and services as a distinct retail category continues to evolve, and it is uncertain whether the demand for our sleep products and services will continue to grow and achieve wide market acceptance. Our success will depend in significant part on the willingness of consumers to continue to invest in sleep products and services as a retail category and to view these products and services as part of a distinct business category that we call the Sleep Economy. If consumers do not continue to accept sleep as a wellness and a retail category or perceive our products to be beneficial, whether as a result of experiences with our product line or otherwise, then the market for sleep products and services may not develop further, may develop more slowly than we expect, or may not achieve the growth potential that we expect, any of which could have a material adverse effect on our brand, business, financial condition, and results of operations. Moreover, even if the market for sleep develops, we may not succeed in our plan to become the category leader.

Use of social media and influencers may materially and adversely affect our reputation or subject us to fines or other penalties.

        We use third-party social media platforms as marketing tools, among other things. For example, we maintain Instagram, Snapchat, Facebook, Twitter and Pinterest accounts, as well as our Casper Sleep Channel on YouTube and Spotify. We also maintain relationships with thousands of social media influencers and engage in sponsorship initiatives. As existing e-commerce and social media platforms continue to rapidly evolve and new platforms develop, we must continue to maintain a presence on these platforms and establish presences on new or emerging popular social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools or if the social media platforms we use do not evolve quickly enough for us to fully optimize such platforms, our ability to acquire new consumers and our financial condition may suffer. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees, our network of social media influencers, our sponsors or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices or otherwise could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have a material adverse effect on our business, financial condition and operating results.

        In addition, an increase in the use of social media for marketing may cause an increase in the burden on us to monitor compliance of such materials, and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. For example, in some cases, the Federal Trade Commission, or the FTC, has sought enforcement action where an endorsement has failed to clearly and conspicuously disclose a material relationship between an influencer and an advertiser. While we ask influencers to comply with the FTC regulations and our guidelines, we do not regularly monitor what our influencers post, and if we were held responsible for the content of their posts, we could be forced to alter our practices, which could have material adverse effect on our business, financial condition, and results of operations.

Because a significant portion of our revenue is derived from our mattress products, a decrease in sales of such products could seriously harm our profitability and financial condition.

        While we have expanded and continue to expand our product and services offerings, a significant portion of our business consists primarily of designing and distributing our mattress products. As a result, future shifts in consumer spending away from our mattress products for any reason, including adverse economic conditions, heightened competition and decreased consumer confidence or frequency of mattress replacement, could have a material adverse effect on our results of operations. Retailers with more diversified product offerings may not be similarly at risk. For example, department stores that experience stagnant or declining mattress sales may be better able to absorb the adverse effects given their diversity of product offerings. Our continued success will depend, in part, on our ability to anticipate, identify and respond quickly to shifts in consumer spending, as well as to strengthen our brand, incorporate a broader ecosystem of sleep products that address the entire Sleep Arc, and attract and retain customers who are willing to pay for products and services beyond our mattress offerings.

        In the near term, if the number of customers demanding our mattress products does not continue to increase, we may not achieve the level of sales necessary to support new growth platforms across the Sleep Arc, and our ability to grow our business may be severely impaired.

Our efforts to protect and maintain our intellectual property may not be successful. Competitors have attempted and will likely continue to attempt to imitate our products and technology. We may not be able to prevent competitors from developing similar products or from marketing in a manner that capitalizes on our intellectual property. If we are unable to protect or preserve our intellectual property, our business may be harmed, and if our products or marketing violate the intellectual property rights of others, we may have liability and may be required to change our products and business practices.

        Our intellectual property is important to the design, manufacturing, marketing and distribution of our products and services, and protecting our intellectual property rights and combating the unlicensed copy or use of our intellectual property can be difficult. We attempt to protect our intellectual property rights, both in the United States and abroad, through a combination of patent, trademark, copyright and trade secret laws, as well as nondisclosure and invention assignment agreements with our consultants and employees and seek to control access to, and distribution of, our proprietary information.

        Further, we license certain intellectual property from third parties. For example, while most of our product design is developed in-house, certain foam formulations are currently licensed from certain of our contract manufacturers pursuant to our manufacturing agreements with them, some of which include varying degrees of exclusivity. If any of these licenses are terminated, or if they expire and are not renewed, we may not be able to continue to manufacture certain products in their current iterations or may experience disruption to our manufacturing processes. Even if we retain the licenses, the licenses may no longer be exclusive with respect to such designs or technologies, which could aid our competitors and have a negative impact on our business.

        To compete effectively with other companies, we must maintain the proprietary nature of our owned and licensed intellectual property and maintain the confidentiality of our trade secrets, know-how and other proprietary materials. We have in the past and may in the future be notified of challenges to our intellectual property rights or receive notices that claim we have misappropriated, violated, or infringed upon third parties' intellectual property rights. Despite our efforts to maintain our intellectual property rights and to avoid violating the intellectual property rights of others, we cannot eliminate the following risks which could have a material adverse effect on our brand, business, financial condition, or results of operations:

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  others may circumvent or challenge our intellectual property rights;

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  others may infringe, misappropriate or dilute our intellectual property;

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  our products, services, and promotional materials, including trademarks, service marks, copyrighted material, product designs or manufacturing technology or processes may now or in the future violate the proprietary or intellectual property rights of others and may need to be changed, may give rise to liability and/or be subject to injunctive relief;

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  we may be prevented from using, manufacturing, selling or distributing our products, promotional materials, trademarks, service marks, copyrighted materials, product designs or manufacturing technology or processes, if challenged;

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  it may be cost prohibitive to enforce or defend our trademarks, service marks, patents and other intellectual property rights;

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  our pending applications regarding trademarks, service marks and patents may not result in such marks being registered or patents being issued, and even if registered or issued, we cannot guarantee that they will be of sufficient scope or strength to provide us with meaningful protection or commercial advantage;

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  we may be unable to protect our technological advantages when our patents expire;

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  because we rely on third-party manufacturers to produce our products and such manufacturers may produce products for our competitors, we are at a greater risk of intellectual property leakage to our competitors; and

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  our trade secrets, know-how and other proprietary materials may be revealed to the public or our competitors or independently developed by our competitors and no longer provide protection for the related intellectual property.

        The nature and value of our intellectual property may be affected by a change in law domestically or abroad. Because of differences in foreign laws concerning proprietary rights and in light of the political and economic circumstances in certain foreign jurisdictions, our rights may not be enforced or enforceable in foreign countries or receive the same degree of protection in foreign countries as they would in the United States, even if they are validly issued or registered. Further, while we seek to protect our intellectual property outside the United States, there can be no assurance that our intellectual property will be adequately protected in all countries in which we conduct our business. For example, while we generally apply for patents in those countries where we intend to make, have made, use, or sell patented products, we may not accurately predict all of the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date.

        Our inability to maintain the proprietary nature of our intellectual property, or violations of the rights of others, could have a material adverse effect on our business, financial condition, and results of operations. For example, an action to enforce our intellectual property rights, or an action brought by a third party challenging our intellectual property rights, could impair our financial condition, or results of operations, either as a result of a negative ruling with respect to our use of the intellectual property of others or the validity or enforceability of our intellectual property, or through the time consumed and legal costs involved in bringing or defending such an action (and we cannot guarantee that we will have sufficient resources to adequately bring or defend any such action). Further, if a third party is successful in challenging our intellectual property rights or brings a successful claim of infringement against us, we could be required to pay significant damages, enter into costly license or royalty agreements, rebrand our products, or stop the sale of certain products, any of which could have a negative impact on our operating profits and harm our future prospects. In addition, any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all.

        As our business continues to expand, our competitors have imitated, and will likely continue to imitate, our product designs and branding, which could harm our business and results of operations While we rely on trade secret protection and confidentiality agreements with our employees, consultants, suppliers, manufacturers, visitors and others to protect our proprietary rights, the steps we take to protect our proprietary rights may be inadequate, and we may experience difficulty in effectively limiting the unauthorized use of our patents, trademarks, trade dress, trade secrets and other intellectual property and proprietary rights worldwide. It is also possible that others will independently develop technology with the same or similar function to any proprietary technology we rely on to conduct our business and differentiate ourselves from our competitors. Because some of our products are manufactured overseas in countries where counterfeiting is more prevalent, and we intend to increase our sales overseas over the long-term, we may experience increased counterfeiting of our products. Unauthorized use or invalidation of our intellectual property may cause significant damage to our brand and harm our results of operations.

We currently rely exclusively on third-party contract manufacturers whose efforts we are unable to fully control.

        Our products are produced by third-party contract manufacturers. We face the risk that these third-party contract manufacturers may not produce and deliver our products on a timely basis, or at all. We have experienced, and will likely continue to experience, operational difficulties with our manufacturers. These difficulties include reductions in the availability of production capacity, errors in complying with product specifications and customer requirements, insufficient quality control, sharing competitively sensitive information with our competitors, failure to meet production deadlines, failure to achieve our product, and packaging quality standards, inability to access new or quality materials, shipping mistakes, failure to update us on production and shipping status, increases in costs of materials, and manufacturing or other business interruptions. The ability of our manufacturers to effectively satisfy our production requirements could also be impacted by manufacturer financial difficulty or damage to their operations caused by fire, terrorist attack, natural disaster, or other events. The failure of any manufacturer to perform to our expectations could result in supply shortages or delays for certain products and harm our business. If we experience significantly increased demand, or if we need to replace an existing manufacturer due to lack of performance, we may be unable to supplement or replace our manufacturing capacity on a timely basis or on terms that are acceptable to us, which may increase our costs, reduce our margins, and harm our ability to deliver our products on time. For certain of our products, it may take a significant amount of time to identify and qualify a manufacturer that has the capability and resources to produce our products to our specifications in sufficient volume and satisfy our service and quality control standards. Our reliance on third-party manufacturers and inability to fully control any operational difficulties with our third-party manufacturers could have a material adverse effect on our business, financial condition, and results of operations.

Our third-party manufacturers may not be able to obtain new or quality raw materials, which could result in delays and impair our ability to fulfill our orders in a timely manner.

        The capacity of our manufacturers to produce our products is also dependent upon the availability of raw materials. Our manufacturers may not be able to obtain sufficient supply of raw materials, which could result in delays in deliveries of our products by our manufacturers or increased costs. Any shortage of raw materials or inability of a manufacturer to produce or ship our products in a timely manner, or at all, could impair our ability to ship orders of our products in a cost-efficient, timely manner and could cause us to miss the delivery requirements of our customers. As a result, we could experience cancellations of orders, refusals to accept deliveries, or reductions in our prices and margins, any of which could harm our financial performance, reputation, and results of operations.

Our third-party manufacturers are subject to regulatory requirements, and it is difficult to monitor and control their compliance with such laws, rules and regulations.

        Third-party manufacturers of our products and components must comply with applicable regulatory requirements, which may require significant resources and subject our manufacturers to potential regulatory inspections, stoppages, or enforcement actions. If our manufacturers do not maintain regulatory approval for, or compliance of, their manufacturing operations, it could have a material adverse effect on our business, financial condition, and results of operations.

        Additionally, we currently have third-party manufacturing partners located in various locations, including the United States, China, India, Canada, Germany, Belgium, and the United Kingdom, among others. Our ability to identify qualified manufacturers is a significant challenge, especially with respect to goods sourced outside of North America. Global sourcing and foreign trade involve numerous factors and uncertainties beyond our control including increased shipping costs, increased import duties, more restrictive quotas, loss of most favored nation trading status, currency fluctuations, work stoppages and enforcement of foreign labor laws, transportation delays, port of entry issues, economic uncertainties such as inflation, foreign government regulations, political unrest, natural disasters, war, terrorism, trade restrictions, political instability, the financial stability of vendors, quality issues, and tariffs. Moreover, negative press or reports about internationally manufactured products may sway public opinion, and thus consumer preference, away from our products.

        While our supplier guidelines promote ethical business practices such as environmental responsibility, fair wage practices, and compliance with child labor laws, among others, and we, along with a third party that we retain for this purpose, monitor compliance with those guidelines, we do not control our third-party manufacturers or their business practices. Accordingly, we cannot guarantee their compliance with our ethical business practice guidelines. A lack of demonstrated compliance with our ethical business practice guidelines could lead us to seek alternative suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations. In addition, a lack of compliance could lead to negative publicity which could damage our brand. As such, our reliance on third-party manufacturers could have a material adverse effect on our business, financial condition and results of operations.

Our sales growth is dependent upon our ability to implement strategic initiatives and such initiatives may not be effective in generating sales growth.

        Our ability to generate sales growth is dependent upon our ability to successfully implement strategic initiatives which we undertake. For example, one of our key strategic initiatives is to expand our retail presence. If we are not able to effectively expand within this channel, this could adversely impact our ability to grow our market share and build our brand strength, which could have a material adverse effect on our business, financial condition, and results of operations.

        In addition, we are also pursuing other strategic initiatives, including the following:

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  increasing brand awareness and equity to acquire new customers;

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  expanding our direct-to-consumer presence and network of retail partnerships;

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  improving and diversifying our product offering to span the entire Sleep Arc, including improving our research and development process in connection with such products;

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  operational excellence initiatives such as price optimization, product return reductions, supply chain enhancements, and marketing efficiencies, among others; and

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  identifying and expanding into new consumer markets, including international markets.

        If we fail to execute on any of these strategic initiatives, it could have a material adverse effect on our business, financial condition, and results of operations.

Our growth strategy involves expansion of our retail partnerships, which presents risks and challenges to our business.

        Our retail partnerships have only recently evolved, and we have limited operating experience executing our retail strategy, which we began pursuing in 2015. This strategy has and will continue to require significant investment in cross-functional operations and management focus, along with investment in supporting technologies.

        Most of our retail partnership arrangements are by purchase order or are terminable at will with limited or no notice and since we have a limited operating history with our retail partners, we may not be able to accurately forecast their product needs and our resulting revenue. We are also exposed to the seasonality of our retail partners' businesses, which impacts their frequency and volume of product orders. A substantial decrease or interruption in business from our key retail partners could result in a reduction in net revenue, an increase in bad debt expense or the loss of future business, any of which could impair our business, financial condition, or results of operations. Further, if our retail partners seek bankruptcy protection, they could act to terminate all or a portion of their business with us or originate new business with our competitors, which could impair our results of operations. Any loss of revenue from our key retail partners, including as a result of the non-payment or late payment of our invoices, could have an adverse effect on our business, financial condition, and results of operations.

        Our retail partners may not have a history of selling mattresses or other sleep products, which may make it more difficult for certain retail partners to market our products effectively. Educating and training our retail partners on our products and brand may consume a significant portion of our management's time and attention, which could delay our ability to launch retail partnerships in an expedient and cost-effective manner. We also have a limited operating history with our retail partnerships, which may make it more difficult for us to onboard new retail partners.

        We may not always be able to negotiate arrangements with our retail partners that align with our pricing strategy. Retail partnership arrangements that do not align with our pricing strategy in our other sales channels may result in lower sales in our direct-to-consumer channels, which may be more profitable.

        In addition, our retail partners may reduce their number of stores or operations or consolidate, undergo restructurings or reorganizations, realign their affiliations or promote products of our competitors over ours or liquidate. These events may result in a decrease in the number of stores or e-commerce platforms that carry our products, an increase in the ownership concentration in the retail industry and/or our being required to record significant bad debt expense and write-offs. Our retail partners may also decide to carry only a limited number of brands of sleep products, which could affect our ability to sell our products to them on favorable terms, if at all. If any of our key retail partners experience financial difficulty or insolvency, we may experience reduced sales of our products or we could have difficulty recovering amounts owed to us from these retail partners, resulting in lower revenue and gross margins, which could have an adverse effect on our business, financial condition, and results of operations.

Our business is subject to the risk of manufacturer and supplier concentrations.

        We depend on a limited number of third-party contract manufacturers for the sourcing of our products. For our mattresses, our two largest manufacturers comprised over 70% of our production volume during the nine months ended September 30, 2019. Further, consolidation among foam suppliers, which is a key component for our mattresses, and mattress fabricators has resulted in a decrease in the number of possible domestic suppliers from which we can source foam and mattress fabrication, as well as an increase in the threat of increased prices and less favorable commercial terms. As a result of these concentrations in our manufacturing and supply chains, our business and operations would be negatively affected if any of our key manufacturers or suppliers were to experience significant disruption affecting the price, quality, availability, or timely delivery of products. The partial or complete loss of any of these manufacturers or suppliers, or a significant adverse change in our relationship with any of these manufacturers or suppliers, could result in lost sales, added costs, and distribution delays that could harm our business and customer relationships. Further, we may incur significant management time and attention to replace and validate new manufacturers and suppliers, which could further harm our business, financial condition, and results of operations.

Our business could be harmed if we fail to execute our internal plans to transition our supply chain and certain other business processes to a global scale.

        We are in the process of building and re-engineering certain of our supply chain management processes, as well as certain other business processes, to support our expanding scale. This expansion to a global scale requires significant investment of capital and human resources, the re-engineering of many business processes, and the attention of many managers and other employees who would otherwise be focused on other aspects of our business. If our globalization efforts fail to produce planned efficiencies, or the transition is not managed effectively, we may experience excess inventories, inventory shortage, late deliveries, lost sales, or increased costs. We also are pursuing a strategy to vertically integrate. If we are not successful in pursuing this strategy, or if there is any business disruption arising from our globalization efforts, or our failure to effectively execute our internal plans for globalization or vertical integration, our results of operations and our financial condition could be harmed.

Our third-party manufacturers may breach our manufacturing agreements, most of which are not exclusive such that these manufacturers could produce similar products for our competitors.

        We have contracts with a significant amount of our manufacturers and utilize purchase orders with our manufacturers. Manufacturers with whom we have contracts may breach these agreements, and we may not be able to enforce our rights under these agreements or may incur significant costs attempting to do so. As a result, we cannot predict with certainty our ability to obtain products in adequate quantities, of required quality and at acceptable prices from our suppliers and manufacturers in the future. Any one of these risks could harm our ability to deliver our products on time, or at all, damage our reputation and our relationships with our retail partners and customers, and increase our product costs thereby reducing our margins.

        In addition, most of our arrangements with our manufacturers are not exclusive. As a result, certain of our manufacturers could produce similar products for our competitors. Further, while certain of our contracts include certain exclusivity arrangements, those manufacturers could choose to breach our agreements and work with our competitors, and we may not become aware of such breaches or have remedies against the manufacturer for such breaches. Our competitors could enter into restrictive or exclusive arrangements with our manufacturers that could impair or eliminate our access to manufacturing capacity. Our manufacturers could also be acquired by our competitors, and may become our direct competitors, thus limiting or eliminating our access to manufacturing capacity.

Some of our products are manufactured by third parties outside of the United States, and our business may be harmed by legal, regulatory, economic, and political risks associated with international trade and those markets.

        Some of our products are manufactured in various locations, including among others, the United States, China, India, Canada, Germany, Belgium, and the United Kingdom. Our reliance on suppliers and manufacturers in foreign markets creates risks inherent in doing business in foreign jurisdictions, including: (i) the burdens of complying with a variety of foreign laws and regulations, including trade and labor restrictions and laws relating to the importation and taxation of goods; (ii) weaker protection for intellectual property and other legal rights than in the United States, and practical difficulties in enforcing intellectual property and other rights outside of the United States; (iii) compliance with U.S. and foreign laws relating to foreign operations, including the U.S. Foreign Corrupt Practices Act, or FCPA, the UK Bribery Act 2010, or the Bribery Act, regulations of the U.S. Office of Foreign Assets Controls, or OFAC, and U.S. anti-money laundering regulations, collectively which, among other things, prohibit U.S. companies from making improper payments to foreign officials for the purpose of obtaining or retaining business, operating in certain countries, as well as engaging in other corrupt and illegal practices; (iv) economic and political instability and acts of terrorism in the countries where our suppliers are located; (v) transportation interruptions or increases in transportation costs; (vi) the imposition of tariffs on components and products that we import into the United States or other markets; and (vii) foreign currency fluctuations. We cannot assure you that our directors, officers, employees, representatives, manufacturers, or suppliers have not engaged and will not engage in illegal or impermissible conduct for which we may be held responsible, nor can we assure you that our manufacturers, suppliers, or other business partners have not engaged and will not engage in conduct that could materially harm their ability to perform their contractual obligations to us or even result in our being held liable for such conduct. Violations of the FCPA, the Bribery Act, OFAC restrictions, or other export control, anti-corruption, anti-money laundering, and anti-terrorism laws or regulations may result in severe criminal or civil sanctions, and we may be subject to other related liabilities, which could harm our business, financial condition, cash flows, and results of operations.

If tariffs or other restrictions are placed on foreign imports or any related counter-measures are taken by other countries, our business and results of operations could be harmed.

        The Trump Administration has put into place tariffs and other trade restrictions and signaled that it may additionally alter trade agreements and terms between the United States and China, the European Union, Canada, and Mexico, among others, including limiting trade and/or imposing tariffs on imports from such countries. In addition, China, the European Union, Canada, and Mexico, among others, have either threatened to or put into place retaliatory tariffs of their own. If tariffs or other restrictions are placed on foreign imports, including on any of our products manufactured overseas for sale in the United States, or any related counter-measures are taken by other countries, our business and results of operations may be materially harmed.

        These tariffs have the potential to significantly raise the cost of our products. In such a case, there can be no assurance that we will be able to shift manufacturing and supply agreements to non-impacted countries, including the United States, to reduce the effects of the tariffs. As a result, we may suffer margin erosion or be required to raise our prices, which may result in the loss of customers, negatively impact our results of operations, or otherwise harm our business. In addition, the imposition of tariffs on products that we export to international markets could make such products more expensive compared to those of our competitors if we pass related additional costs on to our customers, which may also result in the loss of customers, negatively impact our results of operations, or otherwise harm our business.

We rely on third-party contract manufacturers and third-party distributors, and if we fail to timely and effectively obtain shipments of products from our manufacturers and deliver products to our retail partners and customers, our business and results of operations could be harmed.

        Our business depends on our ability to source and distribute products in a timely manner, and we rely on third-party manufacturers, distributors, and distribution centers to do so. In part because we utilize third-party distributors, we cannot control all of the factors that might affect the timely and effective procurement of our products from our third-party contract manufacturers and the delivery of our products to our retail stores, retail partners and customers, including (i) lack of day-to-day control over the activities of third-party distributors, (ii) that such distributors may not fulfill their obligations to us or otherwise meet our expectations, and (iii) that third-party distributors may terminate their arrangements with us on limited or no notice or may change the terms of these arrangements in a manner unfavorable to us for reasons outside of our control. In addition, disagreements with such distributors could require or result in costly and time-consuming litigation or arbitration. Failure to timely and effectively obtain our products may result in increased shipping costs; our future revenues and market share may not grow as anticipated; we may be unable to sell, market and distribute our products in line with our long-term growth strategy; and we could be subject to other unexpected costs which could negatively impact our results of operations or otherwise harm our business.

        In addition, our third-party contract manufacturers ship most of our products to our third-party distribution centers in the United States, Canada and Europe. We import our products, and we are also vulnerable to risks associated with products manufactured abroad, including: (i) risks of damage, destruction, or confiscation of products while in transit to our distribution centers; and (ii) transportation and other delays in shipments, including as a result of heightened security screening, port congestion, and inspection processes or other port-of-entry limitations or restrictions in the United States. In order to meet demand for a product, we have chosen in the past, and may choose in the future, to arrange for additional quantities of the product, if available, to be delivered through air freight, which is significantly more expensive than standard shipping by sea and, consequently, could harm our gross margins. Failure to procure our products from our third-party contract manufacturers and deliver merchandise to our retail partners and direct-to-consumer channels in a timely, effective, and economically viable manner could reduce our sales and gross margins, damage our brand, and harm our business.

        We also rely on the timely and free flow of goods through open and operational ports from our suppliers and manufacturers. Labor disputes or disruptions at ports, our common carriers, or our suppliers or manufacturers could create significant risks for our business, particularly if these disputes result in work slowdowns, lockouts, strikes, or other disruptions during periods of significant importing or manufacturing, potentially resulting in delayed or cancelled orders by customers, unanticipated inventory accumulation or shortages, and harm to our business, results of operations, and financial condition.

        In addition, we rely upon independent land-based and air freight carriers for product shipments from our distribution centers to our retail stores, retail partners and customers who purchase through our direct-to-consumer channel. We may not be able to obtain sufficient freight capacity on a timely basis or at favorable shipping rates and, therefore, may not be able to receive products from suppliers or deliver products to retail partners or customers in a timely and cost-effective manner.

        Accordingly, we are subject to a variety of risks, including labor disputes, union organizing activity, inclement weather, and increased transportation costs, associated with our third-party contract manufacturers' and carriers' ability to provide products and services to meet our requirements. In addition, if the cost of fuel rises, the cost to deliver products may rise, and could harm our profitability.

Our business depends heavily on our ability to provide our customers with a joyful, seamless, and personalized purchasing experience that is different from our competitors.

        Our customer experience is focused on providing our customers with a seamless and personalized consultative experience around sleep. We believe that our customer-first approach has significantly contributed to the popularity of our products and continues to distinguish us in an increasingly competitive industry. Our competitors have in the past and may in the future attempt to replicate features of our customer experience, such as our in-store and 100-night mattress trials and our bed-in-a-box packaging, to attract new customers and/or retain existing ones. Since we may not have proprietary rights to such features of our customer experience, we will need to commit significant resources towards continually enhancing and differentiating our customer experience and anticipating and meeting our customers' evolving preferences and expectations. Our failure to successfully innovate and continue to deliver a superior customer experience, could cause the demand for our products to decrease, which could have a material adverse effect on our business, financial condition, and results of operations.

We depend on our retail partners to display and present our products to customers, and our failure to maintain and further develop our relationships with our retail partners could harm our business.

        A portion of our sales are through our retail partners. Our relationships with these retail partners are important to the authenticity of our brand and the marketing programs we continue to deploy. Our failure to maintain these relationships with our partners or financial difficulties experienced by these partners could harm our business.

        We have partnerships with Amazon, Costco, Hudson's Bay Company, and Target, among others. If we lose a key partner or a key partner reduces its purchases of our existing or new products or its number of stores or operations or promotes products of our competitors over ours, our sales would be harmed. Because we are a premium brand, our sales depend, in part, on our partners marketing and effectively displaying our products, including providing attractive space and point of purchase displays in their physical retail stores or, with respect to their e-commerce platform, providing attractive digital space to display our products. Our sales also depend on our partners training their sales personnel to sell our products. We may not have control over how they market our product, including the amount of money they spend advertising our products, whether they market our products consistent with our brand philosophy and/or whether they display our products in a manner that appeals to consumers. If our partners reduce or terminate those activities, we may experience reduced sales of our products, resulting in lower gross margins, which would harm our results of operations.

General business and economic conditions could reduce our sales and profitability, which could have a material adverse effect on our business, financial condition, and results of operations.

        Our business is affected by general business and economic conditions. The global economy has in the past, and will in the future, experience recessionary periods and periods of economic instability. During such periods, consumers may shift to lower priced goods for non-discretionary purchases and/or may reduce their overall spending on discretionary purchases. For example, during a recessionary period, sales of our premium mattresses may decline while sales of our entry-level mattresses may increase as customers shift to lower cost goods, which could result in lower sales revenue. Alternatively, customers may choose to hold onto their mattresses for a longer period of time or purchase cheaper mattresses from our competitors, which may also result in lower sales.

        There could be a number of other effects from adverse general business and economic conditions on our business, including reduced consumer demand for our sleep products; insolvency of our key manufacturers resulting in product delays; inability of retailers and customers to obtain credit to finance purchases of our products; decreased consumer confidence; decreased discretional spending; decreased retail demand, including order delays or cancellations; counterparty failures; and adverse movements in foreign currency exchange rates. If such conditions are experienced in future periods, it could have a material adverse effect on our business, financial condition, and results of operations.

        In addition, we maintain certain levels of inventory of our products. Changing worldwide business and economic conditions and market volatility may make it difficult for us, our customers, and our manufacturers to accurately forecast future product demand trends, which could result in excess inventory and increase our carrying costs. Alternatively, this forecasting difficulty could cause a shortage of inventory of our products that could result in an inability to satisfy demand for our products and a loss of market share, which could also have a material adverse effect on our business, financial condition, and results of operations.

System interruptions that impair customer access to our website or other performance failures in our technology infrastructure could damage our business, reputation and brand and substantially harm our business and results of operations.

        The satisfactory performance, reliability and availability of our website, transaction processing systems and technology infrastructure are critical to our reputation and our ability to acquire and retain customers, as well as maintain adequate customer service levels. Any compromise of our or our third-party partners' security could result in a violation of applicable security, privacy or data protection, consumer and other laws, regulatory or other governmental investigations, enforcement actions, and legal and financial exposure, including potential contractual liability.

        We currently utilize Amazon Web Services, or AWS, data center hosting facilities. If our main data center, which is located in the Eastern United States, where substantially all of our computer and communications hardware is located fails, or if we suffer an interruption or degradation of services at our main data center, we could lose customer data and miss order fulfillment deadlines, which could harm our business. We do not have control over the operations of the facilities of AWS that we use. AWS' facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cyber security attacks, terrorist attacks, power losses, telecommunications failures and similar events. In the event that AWS' or any other third-party provider's systems or service abilities are hindered by any of the events discussed above, our ability to operate may be impaired, resulting in missing financial targets for a particular period. A decision to close the facilities without adequate notice, or other unanticipated problems, could adversely impact our operations. All of the aforementioned risks may be augmented if our or the third-party provider's business continuity and disaster recovery plans prove to be inadequate. The facilities also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. We may not be able to easily switch our AWS operations to another cloud or other data center provider if there are disruptions or interference with our use of AWS, and, even if we do switch our operations, other cloud and data center providers are subject to the same risks. Any security breach, including personal data breaches, or incident, including cybersecurity incidents, that we experience could result in unauthorized access to, misuse of or unauthorized acquisition of our or our customers' data, the loss, corruption, or alteration of this data, interruptions in our operations or damage to our computer hardware or systems or those of our customers. Moreover, negative publicity arising from these types of disruptions could damage our reputation. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service.

        AWS does not have an obligation to renew its agreements with us on commercially reasonable terms, or at all. If we are unable to renew our agreements on commercially reasonable terms, our agreements are prematurely terminated, or we add additional infrastructure providers, we may experience costs or downtime in connection with the transfer to, or the addition of, new data center providers. We do not currently have a back-up system configured in the event of a failure of our main data center.

        We use complex proprietary software in our technology infrastructure, which we seek to continually update and improve. For instance, we are currently planning to transition our enterprise resource planning, or ERP, applications from a third-party host to our AWS account and certain other internally developed software to third-party solutions. Replacing such systems is often time consuming and expensive, and can also be intrusive to daily business operations. Further, we may not always be successful in executing these upgrades and improvements, which may occasionally result in a failure of our systems. In particular, we have in the past and may in the future experience slowdowns or interruptions in our website when we are updating it, and new technologies or infrastructure may not be fully integrated with our existing systems on a timely basis, or at all. Additionally, if we expand our use of third-party services, including cloud-based services, our technology infrastructure may be subject to increased risk of slowdown or interruption as a result of integration with such services and/or failures by such third parties, which are out of our control. Our net revenue is comprised of global sales through our direct-to-consumer channel and our retail partnerships, and net revenue depends on the number of visitors who shop on our website and in our retail stores, the number of orders received from retail partners and the volume of orders we can handle. Unavailability of our website, our payment systems or reduced order fulfillment performance would reduce the volume of goods sold and could also materially adversely affect consumer perception of our brand. We may experience periodic system interruptions from time to time. In addition, continued growth in our transaction volume, as well as surges in online traffic and orders associated with promotional activities or seasonal trends in our business, place additional demands on our technology platform and could cause or exacerbate slowdowns or interruptions. If there is a substantial increase in the volume of traffic on our website or the number of orders placed by customers, we will be required to further expand and upgrade our technology, transaction processing systems and network infrastructure. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of our website or expand and upgrade our systems and infrastructure to accommodate such increases on a timely basis. In order to remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our website, which is particularly challenging given the rapid rate at which new technologies, customer preferences and expectations and industry standards and practices are evolving in the e-commerce industry. Accordingly, we redesign and enhance various functions on our website on a regular basis, and we may experience instability and performance issues as a result of these changes.

        Any slowdown or failure of our website and the underlying technology infrastructure could harm our business, reputation and our ability to acquire, retain and serve our customers, which could materially adversely affect our results of operations. Our disaster recovery plan may be inadequate, and our business interruption insurance may not be sufficient to compensate us for the losses that could occur.

We are subject to fluctuations in the cost and availability of raw materials and fuel, which could increase our costs or disrupt our production.

        The key raw materials that are used for production of our mattress products are polyurethane foam, polyethylene foam, cotton, foundation constructions, fabrics and roll goods that consist of fiber, ticking and non-wovens. The key raw materials that are used for production of our non-mattress products, including our bedroom textiles, bedroom furnishings, sleep accessories and sleep technology products, include cotton, linen, steel, wood, plastic, LED lighting materials, fabrics and roll goods that consist of fiber, ticking and non-woven materials. The prices of the raw materials we use for our products vary based on market demand, supply dynamics and constraints in energy costs. Also, the cost of fuel to transport our products to market is subject to market conditions affecting supply and demand. Given the significance of the cost of these materials to our products, volatility in the prices of the underlying commodities and raw materials can significantly affect profitability. To the extent we are unable to absorb higher costs that are passed down to us from our manufacturers, or pass any such higher costs to our customers, it could have a material adverse effect on our business, financial condition and results of operations. In addition, if these materials are not available on a timely basis or at all, our manufacturers may not be able to produce our products, and our sales may decline.

We will need to improve our financial and operational systems in order to manage our growth effectively and support our increasingly complex business arrangements, and an inability to do so could harm our business and results of operations.

        To manage our growth and our increasingly complex business operations, especially as we move into new markets internationally, we will need to upgrade our operational and financial systems and procedures, improve the coordination between our various corporate functions and expand, train and manage our workforce adequately. Our efforts to manage the expansion of our operations may place a significant strain on our management personnel, systems and resources, particularly given the limited amount of financial resources and skilled employees that may be available at the time. When implementing new or changing existing processes, we may encounter transitional issues and incur substantial additional expenses. We cannot be certain that we will institute, in a timely manner or at all, the improvements to our managerial, operational, and financial systems and procedures necessary to support our anticipated increased levels of operations. Delays or problems associated with any improvement or expansion of our operational and financial systems could adversely affect our relationships with our suppliers, manufacturers, resellers and customers, harm our reputation and result in errors in our financial and other reporting, any of which could harm our business and operating results.

Increases in labor costs related to changes in employment laws and regulations could adversely impact our business.

        We are subject to a wide range of employment laws and regulations imposed by federal, state, provincial and local authorities in the countries in which we operate, especially with regard to our growing retail store operations. Our retail store operations are subject to federal, state, provincial and local laws governing such matters as minimum wages, working conditions, work scheduling, healthcare reform, paid time off, overtime pay and workers' compensation. Any legislative or regulatory changes that impact our relationship with our workforce, such as changes to minimum wage requirements or health insurance or other employee benefits mandates, could increase our expenses and adversely affect our operations. While it is our policy and practice to comply with legal and regulatory requirements and our procedures and internal controls are designed to promote such compliance, we cannot assure that all of our operations will comply with all such legal and regulatory requirements. Further, laws and regulations change over time and we may be required to incur significant expenses and/or to modify our operations in order to ensure compliance. Complying with new legislation or regulations could be time consuming and expensive, and if we are unable to offset increased labor costs related to our growing retail store operations by increased sales or improved gross margins, then this could harm our profitability or financial condition. Moreover, if we are found to be in violation of any laws or regulations, we could become subject to fines, penalties, damages or other sanctions as well as potential adverse publicity or litigation exposure. This could adversely impact our business, reputation, sales, profitability, cash flows or financial condition.

Our business is subject to a wide variety of U.S. and foreign government laws and regulations. These laws and regulations, as well as any new or changed laws or regulations, could disrupt our operations or increase our compliance costs. Failure to comply with such laws and regulations could have a further adverse impact on our business.

        We are subject to a wide variety of laws and regulations relating to the markets in which we operate or to various aspects of our business. Laws and regulations at the foreign, federal, state and local levels frequently change, and we cannot always reasonably predict the impact from, or the ultimate cost of compliance with, future regulatory or administrative changes. Changes in law, the imposition of new or additional regulations or the enactment of any new or more stringent legislation that impacts employment and labor, trade, advertising and marketing practices, pricing, consumer credit offerings, product testing and safety, transportation and logistics, health care, tax, accounting, privacy and data security, health and safety, financial crimes and sanctions or environmental issues, among others, could require us to change the way we do business and could have a material adverse impact on our sales, profitability, cash flows and financial condition. Moreover, our production, marketing, advertising and other business practices could become the subject of proceedings before regulatory authorities or the subject of claims by other parties that could require us to alter or end those practices or adopt new practices that are not as effective or are more expensive.

        In addition, our operations are subject to federal, state, provincial and local laws and regulations relating to pollution, environmental protection, occupational health and safety and labor and employee relations. New or different laws or regulations could increase direct compliance costs for us or may cause our vendors to raise the prices they charge us because of increased compliance costs. Further, the adoption of a multi-layered regulatory approach to any one of the state or federal laws or regulations to which we are currently subject, particularly where the layers are in conflict, could require alteration of our manufacturing processes or operational parameters which may adversely impact our business. We may not be in complete compliance with all such requirements at all times and, even when we believe that we are in complete compliance, a regulatory agency may determine that we are not. Our operations could also be impacted by a number of pending legislative and regulatory proposals in the United States and other countries to address global climate change. These actions could increase costs associated with our operations, including costs for raw materials, pollution control equipment and transportation. Because it is uncertain what laws will be enacted, we cannot predict the potential impact of such laws on our business, financial condition, and results of operations.

        Our international operations and manufacturers are subject to foreign exchange, tariff, environmental, tax and regulatory compliance risks, among others, which could have a material adverse effect on our business, financial condition, and results of operations. The imposition of tariffs in the jurisdictions in which our operations and manufacturers are located pursuant to trade laws and regulations can have a material adverse impact on our business by placing tariffs and tariff-rate quotas on the import or export of raw materials our facilities require for our production and raising the prices of such raw materials. We currently conduct significant operations in non-U.S. jurisdictions. For example, for the year ended December 31, 2018, 14.6% of our net revenue was generated outside of the United States. In addition to the potential increases in tariff rates, our Canadian and United Kingdom operations are subject to fluctuations in currency exchange rates, anti-dumping duties, and the potential imposition of trade restrictions and other tax increases, any of which may adversely affect our business, financial condition, and results of operations.

Government regulation of the internet and e-commerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and results of operations.

        We are subject to general business regulations and laws as well as regulations and laws specifically governing the internet and e-commerce. Existing and future regulations and laws could impede the growth of the internet, e-commerce or mobile commerce. These regulations and laws may involve taxes, tariffs, privacy and data security, anti-spam, content protection, electronic contracts and communications, consumer protection and internet neutrality. It is not clear how existing laws governing issues such as property ownership, sales and other taxes, and consumer privacy apply to the internet as the vast majority of these laws were adopted prior to the advent of the internet and do not contemplate or address the unique issues raised by the internet or e-commerce. It is possible that general business regulations and laws, or those specifically governing the internet or e-commerce, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot be sure that our practices have complied, comply or will comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings, or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, decrease the use of our sites by customers and suppliers and may result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations. In addition, it is possible that governments of one or more countries may seek to censor content available on our website or may even attempt to completely block access to our website. Adverse legal or regulatory developments could substantially harm our business. In particular, in the event that we are restricted, in whole or in part, from operating in one or more countries, our ability to retain or increase our customer base may be adversely affected, and we may not be able to maintain or grow our net revenue and expand our business as anticipated.

Regulatory requirements related to flammability standards for mattresses may increase our product costs and increase the risk of disruption to our business.

        We are subject to a number of regulatory requirements related to flammability standards for mattress in various jurisdictions. For example, in the U.S., the federal Consumer Product Safety Commission sets flammability standards and related regulations for mattresses and mattress and foundation sets. These regulations require manufacturers to implement quality assurance programs and encourage manufacturers to conduct random testing of products. These regulations also require maintenance and retention of compliance documentation. We rely on third parties to track these requirements and retain our compliance documentation and supply chain compliance, and we are unable to control their efforts. If such third parties fail to retain compliance documentation or maintain such compliance programs, such failure could impact our business, reputation, sales, profitability, cash flows and financial condition. Moreover, these quality assurance and documentation requirements are costly to implement and maintain. If any product testing, other evidence, or regulatory inspections yield results indicating that any of our products may not meet the flammability standards, we may be required to temporarily cease production and distribution and/or to recall products from the field, and we may be subject to fines or penalties, any of which outcomes could harm our business, reputation, sales, profitability, cash flows, and financial condition.

We are subject to various advertising and marketing regulations that may result in actions against us.

        Advertising and marketing of our products are subject to regulation across various jurisdictions. For example, in the United States we are subject to regulation by the FTC under the Federal Trade Commission Act, or FTC Act. Among other things, the FTC Act prohibits unfair methods of competition and unfair false or deceptive acts or practices in or affecting commerce. The FTC Act also makes it illegal to disseminate or cause to be disseminated any false advertisement. The FTC routinely reviews websites to identify questionable advertising claims and practices, and competitors sometimes inform the FTC when they believe other competitors are violating the FTC Act and consumers also notify the FTC of what they believe may be wrongful advertising. The FTC may initiate a non-public investigation that focuses on our advertising claims, which usually involves non-public pre-lawsuit extensive formal discovery. Such an investigation may be very expensive to defend, be lengthy, and result in a publicly disclosed settlement agreement. If no settlement can be reached, the FTC may start an administrative proceeding or a federal court lawsuit against us or our principal officers. The FTC often seeks to recover from the defendants any or all of the following: (i) consumer redress in the form of monetary relief or disgorgement of profits; (ii) significant reporting requirements for several years; and (iii) injunctive relief. In addition, most, if not all, states have statutes prohibiting deceptive and unfair acts and practices, and the requirements under these state statutes are similar to those of the FTC Act.

We may experience fluctuations in our quarterly results of operations due to seasonality and other factors, which could make sequential quarter to quarter comparison an unreliable indication of our performance.

        We have historically experienced and expect to continue to experience seasonal and quarterly fluctuations in sales and operating income. Our second and third quarter sales are typically higher than our other quarters. We attribute this seasonality principally to back-to school, home moves, and other seasonal factors, along with seasonal promotions we offer during these quarters. This seasonality means that a sequential quarter to quarter comparison may not provide a meaningful indication of our performance or how we will perform in the future.

        Other factors, many of which are outside of our control, that may cause quarterly results to fluctuate include, but are not limited to:

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  general economic and political conditions;

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  shifts in consumer tastes and changes in demand for the products that we offer;

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  expansion of existing or entry of new competitors into our markets;

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  pricing and other actions taken by our competitors;

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  changes in promotions, advertising or other actions taken by us or our existing or possible new competitors;

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  the timing and level of promotions;

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  changes in our operating expenses;

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  changes in commodity prices and transportation and distribution costs;

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  foreign exchange rates;

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  litigation;

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  adverse weather conditions in our markets, particularly on weekends, as we grow our retail presence;

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  natural or human-made disasters;

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  the timing of income tax refunds to our end-customers;

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  the timing or elimination of certain state and local tax holidays; and

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  the timing of holidays that typically result in higher sales falling in a different fiscal quarter than in a prior year, which may affect the comparability of year-to-year comparisons for the affected quarters.

        Any of these events could have a material adverse effect on our business, financial condition, and results of operations for the fiscal quarter in which such event occurs as well as for the entire year. Therefore, sequential period-to-period comparisons of historical quarterly operating results may not be a meaningful indicator of future performance.

Our plans for international expansion may not be successful.

        Continued expansion into markets outside the United States is one of our key strategies for the future growth of our business. There are, however, significant costs and risks inherent in selling our products in international markets, including: (i) failure to effectively translate and establish our core brand identity, product and experience proposition; (ii) time and difficulty in building our e-commerce platform and/or a widespread network of retail stores and retail partners; (iii) increased shipping and distribution costs, which could increase our expenses and reduce our margins; (iv) potentially lower margins; (v) longer collection cycles in some regions; (vi) increased competition from local providers of similar products; (vii) compliance with local laws and regulations, including taxes and duties, labor laws, and enhanced privacy laws, rules, and regulations, particularly in the European Union; (viii) establishing and maintaining effective internal controls at foreign locations and the associated increased costs; (ix) increased counterfeiting and the uncertainty of protection for intellectual property rights in some countries and practical difficulties of enforcing rights abroad; (x) compliance with anti-bribery, anti-corruption, economic sanctions, and anti-money laundering laws, such as the FCPA, the Bribery Act, and OFAC regulations, by us, our employees, and our business partners; (xi) currency exchange rate fluctuations and related effects on our results of operations; (xii) economic weakness, including inflation, or political instability in foreign economies and markets; (m) compliance with tax, employment, immigration, and labor laws for employees living or traveling abroad; (xiii) workforce uncertainty in countries where labor unrest is more common than in the United States; (xiv) business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters, including earthquakes, typhoons, floods, and fires; (xv) the imposition of tariffs on products that we import into international markets that could make such products more expensive compared to those of our competitors; (xvi) that our ability to expand internationally could be impacted by the intellectual property rights of third parties that conflict with or are superior to ours; (xvii) our inability to find suitable mergers and acquisitions targets to help expand our business abroad; (xviii) sharing of data and information across borders; and (xix) other costs and risks of doing business internationally.

        These and other factors could harm our international operations and, consequently, harm our business, results of operations and financial condition. Further, we may incur significant operating expenses as a result of our planned international expansion, and it may not be successful. We have limited experience with regulatory environments and market practices internationally, and we may not be able to penetrate or successfully operate in new markets. We may also encounter difficulty expanding into international markets because of limited brand recognition, leading to delayed or limited acceptance of our products by customers in these markets, and increased marketing and customer acquisition costs to establish our brand. Accordingly, if we are unable to successfully expand internationally or manage the complexity of our global operations, we may not achieve the expected benefits of this expansion and our financial condition, and results of operations could be harmed.

Our business may be adversely affected if we are unable to provide consumers a cost-effective shopping platform that is able to respond and adapt to rapid changes in technology.

        The number of people who access the internet through devices other than personal computers, including mobile phones, smartphones, handheld computers such as notebooks and tablets, video game consoles, and television set-top devices, has increased dramatically in the past few years. A significant amount of our sales are made through mobile and other handheld devices. The smaller screen size, functionality, and memory associated with some alternative devices may make the use of our sites and purchasing our products more difficult. The versions of our sites developed for these devices may not be compelling to customers. In addition, it is time consuming and costly to keep pace with rapidly changing and continuously evolving technology.

        While our website is currently mobile-optimized, as new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for alternative devices and platforms, and we may need to devote significant resources to the creation, support and maintenance of such applications. If we are unable to attract customers to our website through these devices or are slow to develop a version of our website that is more compatible with alternative devices or a mobile application, we may fail to capture a significant share of customers in the markets in which we operate, which could adversely affect our business.

        Further, we continually upgrade existing technologies and business applications, and we may be required to implement new technologies or business applications in the future. The implementation of upgrades and changes requires significant investments. Our results of operations may be affected by the timing, effectiveness and costs associated with the successful implementation of any upgrades or changes to our systems and infrastructure. In the event that it is more difficult for our customers to buy products from us on their mobile devices, or if our customers choose not to buy products from us on their mobile devices or to use mobile products that do not offer access to our websites, our customer growth could be harmed and our business, financial condition, and operating results may be materially adversely affected.

We rely significantly on information technology, or IT, and any failure, inadequacy, interruption or security lapse of that technology, or any failure by us or our service providers to adequately protect our or third-party information assets from cyber-based attacks or other incidents could have a material adverse effect on our business, financial condition, and results of operations.

        Our ability to effectively manage our business depends significantly on our IT systems. The failure of our current systems, including our main operating system, JD Edwards, or future upgrades, to operate effectively or to integrate with other systems, or a breach in security of these systems could cause reduced efficiency or result in a shutdown of our operations, and remediation of any such failure, problem or breach could have a material adverse effect on our business, financial condition, and results of operations.

        We are increasingly dependent on IT, including the internet, for the storage, processing, and transmission of electronic, business-related, information assets of ours, our customers and suppliers. We leverage our internal IT infrastructures, and those of our service providers, to enable, sustain, and support our business interests. In the event that we or our service providers are unable to prevent, detect, and remediate cyber-based attacks, computer viruses, breaches of customer privacy or other security incidents in a timely manner, our operations could be disrupted or we could incur financial, legal or reputational losses arising from misappropriation, misuse, leakage, falsification or intentional or accidental release or loss of information maintained in our information systems and networks, including personal information of our employees and our customers. Furthermore, any compromise of our or our third-party partners' security could result in a violation of applicable security, privacy or data protection, consumer and other laws, regulatory or other governmental investigations, enforcement actions, and legal and financial exposure, including potential contractual liability. In addition, outside parties may attempt to fraudulently induce our employees or employees of our vendors to disclose sensitive information in order to gain access to our data. Like other companies, we have on occasion and will continue to experience, threats to our data and systems such as phishing, malware and distributed denial-of-service attacks and attacks to our e-commerce order technology, although no such attack has had a material impact on our operations. The number and complexity of these threats continue to increase over time. Although we develop and maintain systems and controls designed to prevent these events from occurring, and we have a process to identify and mitigate threats, the development, and maintenance of these systems, controls, and processes require ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Despite our efforts, the possibility of these events occurring cannot be eliminated entirely.

        Further, we house many of our systems offsite at a third-party data center in the Eastern United States. Our data center may likewise be subject to cyber-attacks or other technology-related incidents, and also break-ins, sabotage and intentional acts of vandalism that could cause disruptions in our ability to serve our customers and protect data. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster, intentional sabotage or other anticipated problems could result in lengthy interruptions to our service. Any errors or vulnerability in our systems or damage to or failure of our systems, or a third-party data center hosting our data, could result in interruptions in our operations and could have a material adverse effect on our business, financial condition, and results of operations. Security breaches and other security incidents, including any breaches of our security measures or those of parties with whom we have commercial relationships (e.g., third-party data centers) that result in the unauthorized access of our customers' confidential, proprietary or personal data, or the belief that any of these have occurred, could damage our reputation and expose us to a risk of loss or litigation and possible liability.

Failure to comply with federal, state and foreign laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, could adversely affect our business and our financial condition.

        A variety of federal, state and foreign laws and regulations govern the collection, use, retention, sharing and security of consumer data. Laws and regulations relating to privacy, data protection and consumer protection are evolving and subject to potentially differing interpretations. These requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not have complied or may not comply in the future with all such laws, regulations, requirements and obligations. Any failure, or perceived failure, by us to comply with any federal, state or foreign privacy or consumer protection-related laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand and business, and may result in claims, investigations, proceedings or actions against us by governmental entities or others or other liabilities or require us to change our operations and/or cease using certain data sets.

        We collect, store, process, and use personal information and other customer data, and we rely on third parties that are not directly under our control to manage certain of these operations and to collect, store, process and use payment information. Our customers' personal information may include names, addresses, phone numbers, email addresses, payment card data, and payment account information, as well as other information. Due to the volume and sensitivity of the personal information and data we and these third parties manage, the security features of our information systems are critical. If our security measures, some of which are managed by third parties, are breached or fail, unauthorized persons may be able to access sensitive customer data, including payment card data. If we or our independent service providers or business partners experience a breach of systems that collect, store or process our customers' sensitive data, our brand could be harmed, sales of our products could decrease, and we could be exposed to claims, losses, administrative fines, litigation or regulatory and governmental investigations and proceedings. Any such claim, investigation, proceeding or action could hurt our reputation, brand and business, force us to incur significant expenses in defense of such proceedings, distract our management, increase our costs of doing business, result in a loss of customers and suppliers and may result in the imposition of monetary penalties and administrative fines. Depending on the nature of the information compromised, we may also have obligations to notify users, law enforcement, or payment companies about the incident and may need to provide some form of remedy, such as refunds, for the individuals affected by the incident.

        Federal, state and foreign governmental authorities continue to evaluate the privacy implications inherent in the use of third-party "cookies" and other methods of online tracking for behavioral advertising and other purposes. U.S. and foreign governments have enacted, have considered or are considering legislation or regulations that could significantly restrict the ability of companies and individuals to engage in these activities, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. For example, the GDPR (as defined below) also imposes additional conditions in order to satisfy such consent, such as a prohibition on pre-checked consent tick boxes and on bundled consents thereby requiring customers to affirmatively consent for a given purpose through separate tick boxes or other affirmative action. Additionally, some providers of consumer devices and web browsers have implemented, or announced plans to implement, means to make it easier for internet users to prevent the placement of cookies or to block other tracking technologies, which could if widely adopted result in the use of third-party cookies and other methods of online tracking becoming significantly less effective. The regulation of the use of these cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such technologies could increase our costs of operations and limit our ability to acquire new customers on cost-effective terms and consequently, materially adversely affect our business, financial condition, and operating results.

        As we expand internationally, we will be subject to additional privacy rules, many of which, such as the European Union's General Data Protection Regulation, or the GDPR (which went into effect on May 25, 2018), and national laws supplementing the GDPR (such as in the United Kingdom, the Data Protection Act 2018) are significantly more stringent than those currently enforced in the United States. The law requires companies to meet stringent requirements regarding the handling of personal data of individuals located in the European Economic Area, or EEA. These more stringent requirements include expanded disclosures to inform customers about how we may use their personal data through external privacy notices, increased controls on profiling customers and increased rights for data subjects (including customers and employees) to access, control and delete their personal data. In addition, there are mandatory data breach notification requirements. The law also includes significant penalties for non-compliance, which may result in monetary penalties of up to the higher of €20 million or 4% of a group's worldwide turnover for the preceding financial year for the most serious violations (as well as the right to compensation for financial or non-financial damages claimed by any individuals under Article 82 GDPR). The GDPR and other similar regulations require companies to give specific types of notice and informed consent is required for the placement of a cookie or similar technologies on a user's device for online tracking for behavioral advertising and other purposes and for direct electronic marketing, and the GDPR also imposes additional conditions in order to satisfy such consent, such as a prohibition on pre-checked tick boxes and bundled consents, thereby requiring customers to affirmatively consent for a given purpose through separate tick boxes or other affirmative action. In addition, the United Kingdom leaving the European Union could also lead to further legislative and regulatory changes. It remains unclear how the United Kingdom data protection laws or regulations will develop in the medium to longer term and how data transfer to the United Kingdom from the European Union will be regulated, especially following the United Kingdom's departure from the European Union on January 31, 2020 without a deal. However, the United Kingdom has transposed the GDPR into domestic law with the Data Protection Act 2018 which remains in force following the United Kingdom's departure from the European Union.

        Privacy laws, rules, and regulations are constantly evolving in the United States and abroad and may be inconsistent from one jurisdiction to another. Cultural norms around privacy or data protection also vary country to country and can drive a need to localize or customize our product in order to address varied privacy or data protection concerns, which can add cost and time to our development. We expect that new industry standards, laws and regulations will continue to be proposed regarding privacy, data protection and information security in many jurisdictions, including the California Consumer Privacy Act, which went into effect on January 1, 2020. We cannot yet determine the impact such future laws, regulations and standards may have on our business. Complying with these evolving obligations is costly. For instance, expanding definitions and interpretations of what constitutes "personal data" (or the equivalent) within the EEA, the United States and elsewhere may increase our compliance costs. Any failure to comply could give rise to unwanted media attention and other negative publicity, damage our customer and consumer relationships and reputation, and result in lost sales, claims, administrative fines, lawsuits or regulatory and governmental investigations and proceedings and may harm our business and results of operations.

        Outside of the United States, the United Kingdom and the EEA, there are many countries with data protection laws, and new countries are adopting data protection legislation with increasing frequency. Many of these laws may require consent from customers for the use of data for various purposes, including marketing, which may reduce our ability to market our products. There is no harmonized approach to these laws and regulations globally. Consequently, we increase our risk of non-compliance with applicable foreign data protection laws and regulations as we continue our international expansion. We may need to change and limit the way we use personal information in operating our business and may have difficulty maintaining a single operating model that is compliant. Compliance with such laws and regulations will result in additional costs and may necessitate changes to our business practices and divergent operating models, limit the effectiveness of our marketing activities, adversely affect our business and financial condition, and subject us to additional liabilities.

        In addition, various federal, state and foreign legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection and consumer protection. For example, in the European Union the ePrivacy Directive (which amongst other matters, regulates the use of cookies and other similar technologies) will be replaced by an EU regulation known as the ePrivacy Regulation, which is still under development and will soon replace current national laws that implement the ePrivacy Directive. The draft ePrivacy Regulation retains the GDPR's additional consent conditions and also imposes strict opt-in marketing rules on direct marketing that is "presented" on a web page rather than sent by email, alters rules on third-party cookies and similar technology and significantly increases penalties for breach of the rules. As the text of the ePrivacy Regulation is still under development and currently in draft form, and as further guidance is issued and interpretation of both the ePrivacy Regulation and the GDPR develop, it is difficult to assess the impact of the ePrivacy Regulation on our business or operations, but it may require us to modify our data practices and policies and we could incur substantial costs as a result. Further regulation and interpretation of existing regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities and may negatively impact our efforts to understand users' internet usage, as well as the effectiveness of our marketing and our business generally. Such regulations may have a negative effect on businesses, including ours, that collect and use online usage information for consumer acquisition and marketing, it may increase the cost of operating a business that collects or uses such information and undertakes online marketing, it may also increase regulatory scrutiny and increase potential civil liability under data protection or consumer protection laws. Any such changes may force us to incur substantial costs or require us to change our business practices. This could compromise our ability to pursue our growth strategy effectively and may adversely affect our ability to acquire customers or otherwise harm our business, financial condition, and operating results.

We are subject to risks related to online payment methods.

        We accept payments using a variety of methods, including credit card and debit card. As we offer new payment options to customers, we may be subject to additional regulations, compliance requirements and fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. We are also subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. As our business changes, we may also be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card and debit card payments from customers or facilitate other types of online payments. If any of these events were to occur, our business, financial condition, and operating results could be materially adversely affected. We occasionally receive orders placed with fraudulent credit card data. We may suffer losses as a result of orders placed with fraudulent credit card data even if the associated financial institution approved payment of the orders. Under current credit card practices, we may be liable for fraudulent credit card transactions. If we are unable to detect or control credit card fraud, our liability for these transactions could harm our business, financial condition, and results of operations.

We may not be able to attract and retain qualified key personnel. If we lose the services of these individuals or are unable to attract new talent, it could impair our ability to execute our business strategy and have a material adverse effect on our business, results of operations and financial condition.

        Our success depends, in significant part, on the continued services of our executive leadership team and on our ability to attract, motivate, develop and retain a sufficient number of qualified key employees, including management, manufacturing and quality assurance, engineering, design, finance, marketing, sales and support personnel. Our executive leadership team has extensive experience in the consumer products industry, and we believe that the depth of our executive leadership team is instrumental to our continued success. The loss of any one or more members of our executive leadership team, including Philip Krim, our Chief Executive Officer, Neil Parikh, our Chief Strategy Officer, and Jeffrey Chapin, our Chief Product Officer, for any reason, including resignation or retirement, could impair our ability to execute our business strategy and have a material adverse impact on our business, financial condition, and results of operations.

        Competition for qualified key personnel can be strong, and we can provide no assurance that we will be successful in attracting or retaining such personnel now or in the future. Our inability to recruit, develop and retain qualified employees may result in high employee turnover and may force us to pay significantly higher wages, which may harm our profitability. Further, we do not carry key man insurance for any of our management executives, and the loss of any key employee or our inability to recruit, develop and retain these individuals as needed, could have a material adverse effect on our business, results of operations, and financial condition.

We may face exposure to product liability claims and recalls, which could reduce our liquidity and profitability and reduce consumer confidence in our products and have a material adverse effect on our business, financial condition, and results of operations.

        We face an inherent business risk of exposure to product liability claims if the use of any of our products results in personal injury or property damage. In the event that any of our products prove to be defective or if they are determined not to meet state or federal legal requirements or the legal requirements of other jurisdictions in which we operate, particularly in the United Kingdom and Canada, we may be required to recall or redesign those products, which could be costly and impact our profitability. Further, because we do not manufacture our products, we are partially dependent on our manufacturers to maintain our high standards of quality. The insurance we maintain against product liability claims may not continue to be available on terms acceptable to us and such coverage may not be adequate to cover the types of liabilities actually incurred. A successful claim brought against us, if not fully covered by available insurance coverage or any claim or product recall that results in significant adverse publicity against us and damage our reputation, could result in customers purchasing fewer of our products and could have a material adverse effect on our business, financial condition, and results of operations.

An increase in our return rates beyond historical levels could have a material adverse effect on our revenue, cash flows and reputation.

        Our return rates may not remain within our historical levels. An increase in return rates could significantly impair our liquidity and profitability. We currently offer trial periods of up to 100 nights on our mattresses, bedroom textiles and pillows, which allow customers to return any of these products if they are not satisfied on or prior to the expiration of the 100-night period. In addition, we offer a 30-day trial policy on most other product lines. Although historical costs to us of honoring returns during offered trial periods have been within management's expectations, we have released new products in recent years that are fairly early in their product life cycles, and the return rates for such new products may not align with our expectations. If we have higher than expected return rates, our revenue could be materially adversely impacted.

Our current and future products may experience quality problems from time to time that can result in warranty claims which may decrease our operating margin.

        Our mattresses and other sleep products generally offer a limited manufacturer's warranty against certain types of defects, or Limited Warranty, of 20 years or less, with our mattresses having a Limited Warranty of 10 years and our adjustable bed frames having a Limited Warranty of 20 years. Although we extensively and rigorously test new and enhanced products, there can be no assurance we will be able to detect, prevent, or fix all defects. Because certain of our products have not been in use by our customers for the full warranty period, we have limited information with which to evaluate the likelihood and magnitude of a potential warranty claim. The manufacturers of our mattresses and other sleep products are generally contractually obligated to cover warranty claims we submit to them. If, however, the actual amount of warranty claims we submit to manufacturers exceeds the amount of warranty claims the manufacturers are willing or able to cover, we may have to pay the incremental amount of such claims, which would decrease our operating margin.

Any acquisitions, partnerships or joint ventures that we enter into could disrupt our operations, and have a material adverse effect on our business, financial condition, and results of operations.

        From time to time, we may evaluate potential strategic acquisitions of businesses, including partnerships or joint ventures with third parties. We may not be successful in identifying acquisition, partnership and joint venture candidates. In addition, we may not be able to continue the operational success of such businesses or successfully finance or integrate any businesses that we acquire or with which we form a partnership or joint venture. We may have potential write-offs of acquired assets and/or an impairment of any goodwill recorded as a result of acquisitions. Furthermore, the integration of any acquisition may divert management's time and resources from our core business and disrupt our operations or may result in conflicts with our business. Any acquisition, partnership or joint venture may not be successful, may reduce our cash reserves, may negatively affect our earnings and financial performance and, to the extent financed with the proceeds of debt, may increase our indebtedness. We cannot ensure that any acquisition, partnership or joint venture we make will not have a material adverse effect on our business, financial condition, and results of operations.

We are currently, and may in the future, become involved in legal or regulatory proceedings and/or audits, including intellectual property rights claims, which, if resolved adversely, could harm our business, financial condition, and results of operations.

        Our business requires compliance with many laws and regulations, including intellectual property, labor and employment, sales and other taxes, customs, and consumer protection laws and ordinances that regulate retailers generally and/or govern the production, importation, promotion, and sale of merchandise, and the operation of stores and warehouse facilities. Failure to comply with these laws and regulations could subject us to lawsuits and other proceedings. The costs of supporting litigation and dispute resolution proceedings are considerable, and there can be no assurances that a favorable outcome will be obtained. We may need to settle litigation and disputes on terms that are unfavorable to us, or we may be subject to an unfavorable judgment that may not be reversible upon appeal. The terms of any settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. Even if we were to prevail in such a litigation or dispute, it could be costly and time consuming and divert the attention of our management and key personnel from our business operations. During the course of any litigation or dispute, we may make announcements regarding the results of hearings and motions and other interim developments. If securities analysts and investors regard these announcements as negative, the market price of our common stock may decline. We may become involved in a number of legal proceedings and audits, including government and agency investigations, and consumer, employment, tort, and other litigation. The outcome of some of these legal proceedings, audits, and other contingencies could require us to take, or refrain from taking, actions that could harm our operations or require us to pay substantial amounts of money, harming our financial condition, and results of operations.

        From time to time, we are subject to claims, complaints or litigation based on allegations of infringement, misappropriation or other violations of intellectual property or similar rights. As we face increasing competition and gain an increasingly high profile, the possibility of intellectual property claims and other assertions against us grows. With respect to any intellectual property rights claim, we may have to seek a license to continue to sell products found to be in violation of third-party rights, which may not be available on reasonable terms and may significantly increase our operating expenses. A license to continue selling certain products may not be available to us at all, and we may be required to develop alternative non-infringing technology or discontinue product lines. The development of alternative, non-infringing technology could require significant effort and expense. Additionally, defending against these lawsuits and proceedings may be necessary, which could result in substantial costs and diversion of management's attention and resources, harming our business, financial condition, and results of operations.

        As a result, any pending or future legal or regulatory proceedings and/or audits could harm our business, financial condition, and results of operations.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

        In the future, we could be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. We may sell common stock, convertible securities and other equity securities or debt securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, investors may be materially diluted.

        New investors in such subsequent transactions could gain rights, preferences and privileges senior to those of holders of our common stock. Debt financing, if available, may involve restrictive covenants and could reduce our operational flexibility or profitability. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures.

Our business relies heavily on email, and any restrictions on the sending of emails or an inability to timely deliver such communications could materially adversely affect our net revenue and business.

        Our business is highly dependent upon email for promoting our website and products. Periodic promotions offered through emails sent by us generate a portion of our net revenue. We provide periodic emails to customers and other visitors informing them of what is available for purchase on our website that day, and we believe these messages are an important part of our customer experience and help generate a portion of our net revenue. If we are unable to successfully deliver emails or other messages to our subscribers, or if subscribers decline to open our emails or other messages, our net revenue and profitability would be materially adversely affected. Changes in how webmail applications organize and prioritize email may reduce the number of subscribers opening our emails. For example, Google's Gmail service has a feature that organizes incoming emails into categories (for example, primary, social and promotions). Such categorization or similar inbox organizational features may result in our emails being delivered in a less prominent location in a subscriber's inbox or viewed as "spam" by our subscribers and may reduce the likelihood of that subscriber opening our emails. Actions by third parties to block, impose restrictions on or charge for the delivery of emails or other messages could also adversely impact our business. From time to time, internet service providers or other third parties may block bulk email transmissions or otherwise experience technical difficulties that result in our inability to successfully deliver emails or other messages to third parties. Changes in the laws or regulations that limit our ability to send such communications or impose additional requirements upon us in connection with sending such communications. Our use of email and other messaging services to send communications about our sites or other matters may also result in legal claims against us, which may cause us increased expenses, and if successful might result in fines and orders with costly reporting and compliance obligations or might limit or prohibit our ability to send emails or other messages. We also rely on social networking messaging services to send communications and to encourage customers to send communications. Changes to the terms of these social networking services to limit promotional communications, any restrictions that would limit our ability or our customers' ability to send communications through their services, disruptions or downtime experienced by these social networking services or decline in the use of or engagement with social networking services by customers and potential customers could materially adversely affect our business, financial condition, and operating results.

Our corporate tax rate may increase, we may incur additional income tax liabilities and we may incur costs in complying with changing tax laws in the United States and abroad, which could adversely impact our cash flow, financial condition, and results of operations.

        We are subject to taxation in various jurisdictions. In preparing our financial statements, we calculate our effective income tax rate based on current tax laws and regulations and the estimated taxable income within each of these jurisdictions. Our effective income tax rate, however, may be higher due to numerous factors, including changes in tax laws or regulations, changes in our tax filing positions or the taxing authority and judicial ruling against tax positions we have claimed. For example, the U.S. government recently enacted significant tax reform, and certain provisions of the new law may adversely affect us. Changes include, but are not limited to, a federal corporate tax rate decrease to 21.0% for tax years beginning after December 31, 2017, limitations on interest expense deductions, the immediate expensing of certain capital expenditures, the adoption of elements of a partially territorial tax system, new anti-base erosion provisions, a reduction to the maximum deduction allowed for U.S. federal net operating losses, or NOLs, generated in tax years after December 31, 2017 and providing for indefinite carryforwards for losses generated in tax years after December 31, 2017. The legislation is unclear in many respects and could be subject to potential amendments and technical corrections, and will be subject to interpretations and implementing regulations by the Treasury and Internal Revenue Service, any of which could mitigate or increase certain adverse effects of the legislation. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation.

        Additionally, tax authorities at the foreign, federal, state and local levels are currently reviewing the appropriate treatment of companies engaged in e-commerce. New or revised foreign, federal, state or local tax regulations or court decisions may subject us or our customers to additional sales, income and other taxes. For example, on June 21, 2018, the U.S. Supreme Court rendered a 5-4 majority decision in South Dakota v. Wayfair Inc., 17-494 where the Court held, among other things, that a state may require an out-of-state seller with no physical presence in the state to collect and remit sales taxes on goods the seller ships to customers in the state, overturning existing court precedent. While we do not expect the Court's decision to have a significant impact on our business, other new or revised taxes and, in particular, sales taxes, VAT and similar taxes could increase the cost of doing business online and decrease the attractiveness of selling products over the internet. New taxes and rulings could also create significant increases in internal costs necessary to capture data and collect and remit taxes.

        Also, officials in non-U.S. jurisdictions in which we do business have proposed, or announced that they are reviewing tax increases, and other revenue raising laws and regulations. Any resulting changes in tax laws or regulations could impose new restrictions, costs or prohibitions on our current practices and reduce our net income and adversely affect our cash flows. Generally, future changes in applicable tax laws and regulations, or their interpretation and application could have an adverse effect on our business, financial conditions, and results of operations.

We may be limited in our ability to utilize, or may not be able to utilize, net operating loss carryforwards and other tax attributes to reduce our future tax liability.

        As of December 31, 2018, we had U.S. federal NOL carryforwards of approximately $157.1 million, which may be limited annually due to certain change in ownership provisions of Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, and other limitations in the Code. Our 2018 federal NOL carryforward of $64.8 million does not expire. Our federal NOL carryforwards of $92.4 million incurred prior to 2018 will begin to expire in 2035 and will completely expire in 2037. Please refer to Note 10 to our audited consolidated financial statements appearing elsewhere in this prospectus for a further discussion of the carryforward of our NOLs and other tax attributes. As of December 31, 2018, we maintain a full valuation allowance for our deferred tax assets.

        Utilization of NOLs generated in tax years beginning after December 31, 2017 is limited to a maximum of 80% of the taxable income for such year determined without regard to the NOL deduction. In addition, "ownership changes" (generally defined as greater than 50-percentage-point cumulative changes in the equity ownership of certain stockholders over a rolling three-year period) under Section 382 of the Code may further limit our ability to utilize our pre-change NOL carryforwards and other tax attributes to reduce our taxable income in periods following the ownership changes. The issuance of common stock contemplated herein may result in an ownership change, and we may experience ownership changes in the future as a result of subsequent shifts in our common stock ownership. In general, were an ownership change to occur, our ability to utilize federal NOL carryforwards would be limited annually to an amount equal to the aggregate value of our equity at the time of the ownership change multiplied by a specified tax-exempt interest rate, subject to increase by certain built-in gains. The utilization of our state NOL carryforwards may also be limited due to state tax regulations relating to ownership changes.

Valuation allowances against our deferred tax assets could adversely affect our results of operations and financial condition.

        Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to be in effect during the years in which the basis differences reverse. We are required to evaluate the recoverability of our deferred tax assets regularly and establish a valuation allowance, if necessary, to reduce our deferred tax assets to an amount that is more-likely-than-not to be realizable. In determining the need for a valuation allowance, we consider many factors, including future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards, taxable income in prior carryback years and implementation of any feasible and prudent tax planning strategies management would employ to realize the tax benefit.

        Inherent in the provision for income taxes are estimates regarding the deductibility of certain items, the timing of income and expense recognition and the current or future realization of operating losses, capital losses, certain tax credits and future enacted changes in applicable tax rates as well as the tax base. In the event these estimates differ from our prior estimates due to the receipt of new information, we may be required to significantly change the provision for income taxes recorded in the consolidated financial statements. Any such change could significantly affect the amounts reported in the consolidated financial statements in the year these estimates change. A further significant decline in value of assets incorporated into our tax planning strategies could lead to an increase of our valuation allowance on deferred tax assets having an adverse effect on current and future results.

We may need to recognize impairment charges related to identified intangible assets and fixed assets.

        We are required to test any intangible asset with an indefinite life for possible impairment on the same date each year and on an interim basis if there are indicators of a possible impairment. There is significant judgment required in the analysis of a potential impairment of identified intangible assets and fixed assets. If, as a result of a general economic slowdown or deterioration in one or more of the markets in which we operate or in our financial performance or future outlook, or if the estimated fair value of our long-lived assets decreases, we may determine that one or more of our long-lived assets is impaired. An impairment charge would be determined based on the estimated fair value of the assets and any such impairment charge could have a material adverse effect on our financial condition, and results of operations.

We are subject to many hazards and operational risks that can disrupt our business, some of which may not be insured or fully covered by insurance.

        Our operations are subject to many hazards and operational risks inherent to our business, including: (i) general business risks; (ii) product liability; (iii) product recall; and (iv) damage to third parties, our infrastructure, or properties caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks, human errors, and similar events.

        Our insurance coverage may be inadequate to cover our liabilities related to such hazards or operational risks. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, and insurance may not continue to be available on terms as favorable as our current arrangements. The occurrence of a significant uninsured claim, or a claim in excess of the insurance coverage limits maintained by us could harm our business, results of operations, and financial condition.

Terrorist attacks in the United States or against U.S. targets, actual or threatened acts of war or the escalation of current hostilities involving the United States or its allies could have a material adverse effect on our business, financial condition, and results of operations.

        Terrorist attacks in the United States or against U.S. targets, actual or threatened acts of war (declared or undeclared) or the escalation of current hostilities involving the United States or its allies, or any other military or trade disruptions impacting our domestic or foreign suppliers of components of our products, may impact our operations by, among other things, causing supply chain disruptions. These events could also cause an increase in oil or other commodity prices, which could adversely affect our raw materials or transportation costs. These events also could cause or act to prolong an economic recession in the United States or abroad. More generally, any of these events could cause consumer confidence and spending to decrease, which could adversely impact our product sales. Any of these occurrences could have a material adverse effect on our business, financial condition, and results of operations.

Natural disasters, whether or not caused by climate change, unusual weather conditions, epidemic outbreaks, terrorist acts and political events could disrupt business and result in lower sales and otherwise have a material adverse effect on our business, financial performance and results of operations.

        The occurrence of one or more natural disasters, such as tornadoes, hurricanes, fires, floods and earthquakes, unusual weather conditions, epidemic outbreaks such as Ebola, Zika or measles, terrorist attacks or disruptive political events in certain regions where our retail stores, distribution centers and other facilities are located, or where our manufacturers', suppliers' and retail partners' facilities are located, could adversely affect our business and result in lower sales. Severe weather, such as heavy snowfall or extreme temperatures, may discourage or restrict customers in a particular region from traveling to our retail stores, thereby reducing our sales and profitability. Natural disasters including tornados, hurricanes, floods and earthquakes may damage our facilities or those of our suppliers or retailers or our other operations, which could have a material adverse effect on our business, financial condition, and results of operations. To the extent these events also impact one or more of our manufacturers, suppliers, retail partners or retailers or result in the closure of the facilities of any of their facilities or our facilities, we may be unable to maintain inventory balances, maintain delivery schedules or provide other support functions to our stores. In addition, the disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business, financial condition, and results of operations.

We have certain indebtedness and this level of indebtedness could have a material adverse effect on our ability to generate sufficient cash to fulfill our obligations under such indebtedness, to react to changes in our business and to incur additional indebtedness to fund future needs.

        As of September 30, 2019, we had $15.9 million outstanding under the Senior Secured Facility (as defined in the section entitled "Description of Certain Indebtedness"), and $25.0 million outstanding under the Subordinated Facility (as defined in the section entitled "Description of Certain Indebtedness"), and $7.6 million of letters of credit issued pursuant to the Senior Secured Facility. Our net interest expense (excluding interest expense attributable to taxes and interest income) was $1.1 million for the nine months ended September 30, 2019.

        Our certain indebtedness, combined with our other financial obligations and contractual commitments, could have important consequences for our business. For example, it could:

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  make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations under any of our debt instruments, including restrictive covenants, could result in an event of default under the agreements governing such indebtedness;

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  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing funds available for working capital, capital expenditures, acquisitions, business development and other purposes;

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  increase our vulnerability to adverse general economic and industry conditions, which could place us at a competitive disadvantage compared to our competitors, many of which have relatively less indebtedness;

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  limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

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  limit our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions and other corporate purposes; and

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  limit our ability to redeem, repurchase, defease, acquire or retire for value any subordinated indebtedness we may incur.

        If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would result in a default under our debt instruments and would allow the lenders under our Senior Secured Facility and Subordinated Facility to terminate their commitments to lend additional money or foreclose against the assets, if any, securing their borrowings, and we could be forced into bankruptcy or liquidation. In addition, any failure to make payments on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. In the absence of such results of operations and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Our Senior Secured Facility and Subordinated Facility restrict our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate any such dispositions or to obtain the proceeds that we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

        In addition, indebtedness under our Subordinated Facility and Senior Secured Facility bears interest at variable rates. Because we have variable rate debt, fluctuations in interest rates may affect our business, results of operations, financial condition, and cash flows. We may attempt to minimize interest rate risk and lower our overall borrowing costs through the utilization of derivative financial instruments, primarily interest rate swaps.

Restrictions imposed by our debt instruments may limit the ability of our subsidiaries to operate their business and to finance our future operations or capital needs or to engage in other business activities.

        The terms of our debt instruments restrict certain of our subsidiaries from engaging in specified types of transactions. These covenants restrict our ability and the ability of the borrowers and subsidiaries, among other things, to: incur additional indebtedness, pay dividends, make investments, make capital expenditures in excess of a certain amount, sell or otherwise dispose of all or any part of our business or property, engage in affiliate transactions, create liens, or consolidate or merge. Our ability to comply with these restrictions can be affected by events beyond our control, and we may not be able to maintain compliance with them. A breach of any of these covenants would be an event of default.

        Although the terms of our Subordinated Facility and Senior Secured Facility contain restrictions on the incurrence of additional indebtedness by us or our subsidiaries, as applicable, these restrictions are subject to a number of important exceptions, and indebtedness incurred in compliance with these restrictions could be substantial. If we and our subsidiaries incur significant additional indebtedness, the related risks to our financial condition could increase.

        In the event of a default under any of our current or future debt instruments, the lenders could elect to declare all amounts outstanding under such debt instruments, to be immediately due and payable or in the case of our Subordinated Facility, may terminate their commitments to lend additional money. If the indebtedness under any of our debt instruments were to be accelerated, our assets may not be sufficient to repay such indebtedness in full.

Risks Related to this Offering and Ownership of Our Common Stock

Our management team will have immediate and broad discretion over the use of the net proceeds from this offering and may not use them effectively.

        We intend to use the net proceeds from this offering for working capital, to fund growth and for other general corporate purposes. See "Use of Proceeds." However, our management will have broad discretion in the application of the net proceeds. Our stockholders may not agree with the manner in which our management chooses to allocate the net proceeds from this offering and will not have the opportunity as part of their investment decision to assess whether the net proceeds are being used appropriately. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition, and results of operation. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce value. The decisions made by our management may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.

Our common stock price may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the initial public offering price.

        Prior to this offering, there has not been a public trading market for shares of our common stock. It is possible that after this offering an active trading market will not develop or continue or, if developed, that any market will be sustained, which could make it difficult for you to sell your shares of common stock at an attractive price or at all. The initial public offering price of our common stock will be determined by negotiations between us and the representatives of the underwriters based upon a number of factors and may not be indicative of prices that will prevail in the open market following the consummation of this offering. See "Underwriters." Consequently, you may not be able to sell your shares of common stock at prices equal to or greater than the price you paid in this offering.

        Many factors, which are outside our control, may cause the market price for shares of our common stock to fluctuate significantly, including those described elsewhere in this "Risk Factors" section and this prospectus, as well as the following:

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  our operating and financial performance and prospects;

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  our quarterly or annual earnings or those of other companies in our industry compared to market expectations;

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  conditions that impact demand for our products;

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  future announcements concerning our business, our clients' businesses or our competitors' businesses;

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  the public's reaction to our press releases, other public announcements and filings with the SEC;

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  the market's reaction to our reduced disclosure and other requirements as a result of being an "emerging growth company" under the JOBS Act;

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  the size of our public float;

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  coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;

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  market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

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  strategic actions by us or our competitors, such as acquisitions or restructurings;

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  changes in laws or regulations which adversely affect our industry or us;

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  changes in accounting standards, policies, guidance, interpretations or principles;

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  changes in senior management or key personnel;

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  issuances, exchanges or sales, or expected issuances, exchanges or sales of our capital stock;

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  changes in our dividend policy;

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  adverse resolution of new or pending litigation against us; and

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  changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

        These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low. As a result, you may suffer a loss on your investment.

We do not intend to pay dividends on our common stock for the foreseeable future.

        We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness. As a result, we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our business prospects, results of operations, financial condition, cash requirements and availability, certain restrictions related to our indebtedness, industry trends and other factors that our board of directors may deem relevant. Any such decision will also be subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. In addition, we may incur additional indebtedness, the terms of which may further restrict or prevent us from paying dividends on our common stock. As a result, you may have to sell some or all of your common stock after price appreciation in order to generate cash flow from your investment, which you may not be able to do. Our inability or decision not to pay dividends, particularly when others in our industry have elected to do so, could also adversely affect the market price of our common stock.

The issuance by us of additional shares of common stock or convertible securities could make it difficult for another company to acquire us, may dilute your ownership of us and could adversely affect our stock price.

        In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of shares of our common stock issued or reserved for issuance under our long-term incentive plan. Subject to the satisfaction of vesting conditions and the expiration of lockup agreements, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction. From time to time in the future, we may also issue additional shares of our common stock or securities convertible into common stock pursuant to a variety of transactions, including acquisitions. The issuance by us of additional shares of our common stock or securities convertible into our common stock would dilute your ownership of us and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our common stock.

        In the future, we expect to obtain financing or to further increase our capital resources by issuing additional shares of our capital stock or offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity, or shares of preferred stock. Issuing additional shares of our capital stock, other equity securities, or securities convertible into equity may dilute the economic and voting rights of our existing stockholders, reduce the market price of our common stock, or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing, or nature of our future offerings. As a result, holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their percentage ownership. See "Description of Capital Stock."

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.

        The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering, we will have a total of 39,630,010 shares of our common stock outstanding, assuming an initial public offering price of $12.50 per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus. Of the outstanding shares, the 8,350,000 shares sold or issued in this offering (or 9,602,500 shares if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in "Shares Eligible for Future Sale."

        The remaining outstanding shares of common stock held by our existing owners after this offering will be subject to certain restrictions on resale. We, our executive officers, directors and the holders of substantially all of our outstanding stock will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our common stock and certain other securities held by them for 180 days following the date of this prospectus. Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC may, in their sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See "Underwriters" for a description of these lock-up agreements.

        Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other described in "Shares Eligible for Future Sale."

        As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

        We are an "emerging growth company" as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We intend to take advantage of the extended transition period for adopting new or revised financial statements under the JOBS Act as an emerging growth company.

        We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter, (ii) the end of the fiscal year in which we have total annual gross revenues of $1.07 billion or more during such fiscal year, (iii) the date on which we issue more than $1 billion in non-convertible debt in a three-year period, or (iv) the last day of the fiscal year in which the fifth anniversary of the date of this prospectus occurs.

        For as long as we continue to be an emerging growth company, we may also take advantage of other exemptions from certain reporting requirements that are applicable to other public companies, including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, exemption from any rules that may be adopted by the PCAOB requiring mandatory audit firm rotations or a supplement to the auditor's report on financial statements, extended transition periods for complying with new accounting standards, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute arrangements, and reduced financial reporting requirements. Investors may find our common stock less attractive because we will rely on these exemptions, which could result in a less active trading market for our common stock, increased price fluctuation, and a decrease in the trading price of our common stock.

The obligations associated with being a public company will involve significant expenses and will require significant resources and management attention, which may divert from our business operations.

        As a result of this offering, we will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal control over financial reporting. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur. Additionally, most of our management team, including our Chief Executive Officer, have never managed a publicly traded company, and as a result, do not have experience in complying with the increasingly complex and changing legal and regulatory landscape in which public companies operate. Our entire management team and many of our other employees will need to devote substantial time to compliance, and may not effectively or efficiently manage our transition into a public company.

        In addition, the need to establish the corporate infrastructure demanded of a public company may also divert management's attention from implementing our business strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal control over financial reporting, including IT controls, and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. If we do not continue to develop and implement the right processes and tools to manage our changing enterprise and maintain our culture, our ability to compete successfully and achieve our business objectives could be impaired, which could negatively impact our business, financial condition and results of operations. In addition, we cannot predict or estimate the amount of additional costs we may incur to comply with these requirements. We anticipate that these costs will materially increase our general and administrative expenses.

        These rules and regulations result in our incurring legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, or report them in a timely manner.

        Upon consummation of this offering, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and the NYSE. These rules and regulations will require, among other things that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel.

        In addition, as a public company, we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting. Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), requires that beginning with our second annual report following our initial public offering, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act, or Section 404(b), requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an "emerging growth company." We expect our first Section 404(a) assessment will take place for our annual report for the year ending December 31, 2020. In order to comply with these rules, we expect to incur additional expenses and devote increased management effort. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

        If our senior management is unable to conclude that we have effective internal control over financial reporting, or to certify the effectiveness of such controls, or if our independent registered public accounting firm cannot render an unqualified opinion on management's assessment and the effectiveness of our internal control over financial reporting at such time as it is required to do so, or if material weaknesses in our internal control over financial reporting are identified, we could be subject to regulatory scrutiny, a loss of public and investor confidence, and to litigation from investors and stockholders, which could have a material adverse effect on our business and our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could cause a decline in our common stock price and adversely affect our results of operations and financial condition. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, the NYSE or other regulatory authorities, which would require additional financial and management resources.

We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate this material weakness, or if we experience additional material weaknesses in the future, we may not be able to accurately or timely report our financial condition or results of operations and investors may lose confidence in our financial reports and the market price of our common stock could be adversely affected.

        Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. In connection with this offering, we intend to continue the process of documenting, reviewing, and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act, which will require annual management assessment of the effectiveness of our internal control over financial reporting beginning with the year ending December 31, 2021.

        Prior to the completion of this offering, we have been a private company with limited accounting personnel and other resources to address our internal control over financial reporting. In connection with the audit of our consolidated financial statements, we determined that a material weakness in our internal control over financial reporting existed. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

        We determined that we had a material weakness in our internal control over financial reporting for insufficient period end cut-off procedures related to accounting for certain operating expenses during the year ended December 31, 2018. This material weakness contributed to errors in our consolidated financial statements for the year ended December 31, 2018 which resulted in overstatement of accrued liabilities, overstatement of sales and marketing expense, and overstatement of general and administrative expense. To remediate this material weakness in our internal control over financial reporting and address the deficiency in our accounting processes, we plan to hire additional accounting personnel, enhance and document accounting policies and procedures, and implement additional management review controls. While we intend to implement a plan to remediate this material weakness, we cannot predict the success of such plan or the outcome of our assessment of these plans and our material weakness remains unremediated at this time. We can give no assurance that implementing these remediation measures will resolve this material weakness in our internal control over financial reporting or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. If we are unable to remediate this material weakness, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations and investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be adversely affected. We could also become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources.

Anti-takeover provisions in our governing documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management, and limit the market price of our common stock.

        Our Amended Charter, Amended Bylaws and Delaware law contain or will contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our board of directors. Among other things, our Amended Charter and/or Amended Bylaws will include the following provisions:

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  a staggered board, which means that our board of directors is classified into three classes of directors with staggered three-year terms and directors are only able to be removed from office for cause;

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  limitations on convening special stockholder meetings, which could make it difficult for our stockholders to adopt desired governance changes;

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  a prohibition on stockholder action by written consent, which means that our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter;

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  a forum selection clause, which means certain litigation against us can only be brought in Delaware;

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  the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders; and

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  advance notice procedures, which apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

        These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, or the DGCL, which prevents interested stockholders, such as certain stockholders holding more than 15% of our outstanding common stock, from engaging in certain business combinations unless (i) prior to the time such stockholder became an interested stockholder, the board approved the transaction that resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the common stock, or (iii) following board approval, the business combination receives the approval of the holders of at least two-thirds of our outstanding common stock not held by such interested stockholder at an annual or special meeting of stockholders.

        Any provision of our Amended Charter, Amended Bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

Our Amended Charter will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

        Our Amended Charter, which will become effective prior to the completion of this offering, will provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, or other employees or stockholders to us or to our stockholders; (iii) any action asserting a claim arising pursuant to the DGCL, the Amended Charter or the Amended Bylaws or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery of the State of Delaware; or (iv) any action asserting a claim governed by the internal affairs doctrine; provided that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in our Amended Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

Our Amended Charter will provide that the doctrine of "corporate opportunity" does not apply with respect to any officer, director or stockholder who is not employed by us or our subsidiaries.

        Our Amended Charter will provide that the doctrine of "corporate opportunity" does not apply with respect to any officer, director or stockholder (or their respective affiliates) who is not employed by us or our subsidiaries. The doctrine of corporate opportunity generally provides that a corporate fiduciary may not develop an opportunity using corporate resources or information obtained in their corporate capacity for their personal advantage, acquire an interest adverse to that of the corporation or acquire property that is reasonably incident to the present or prospective business of the corporation or in which the corporation has a present or expectancy interest, unless that opportunity is first presented to the corporation and the corporation chooses not to pursue that opportunity. The doctrine of corporate opportunity is intended to preclude officers, directors or other fiduciaries from personally benefiting from opportunities that belong to the corporation. Our Amended Charter will, to the extent permitted by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates (other than those who are employees of the Company or its subsidiaries). Any officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are employees of the Company or its subsidiaries, therefore will have no duty to communicate or present corporate opportunities to us, and will have the right to either hold any corporate opportunity for their (and their affiliates') own account and benefit or to recommend, assign or otherwise transfer such corporate opportunity to persons other than us, including to any officers, directors or stockholders or their respective affiliates (other than those who are employees of the Company or its subsidiaries). Notwithstanding the foregoing, our Amended Charter will not renounce our interest in any business opportunity that is expressly offered to an officer, director, stockholder or affiliate solely in their capacity as an officer, director or stockholder (or affiliate thereof).

        As a result, certain of our officers, directors or stockholders or their respective affiliates are not prohibited from operating or investing in competing businesses. We therefore may find ourselves in competition with certain of our officers, directors or stockholders or their respective affiliates, and we may not have knowledge of, or be able to pursue, transactions that could potentially be beneficial to us. Accordingly, we may lose a corporate opportunity or suffer competitive harm, which could negatively impact our business or prospects.

An active trading market for our common stock may never develop or be sustained.

        Although the shares of our common stock have been authorized for trading on the NYSE, an active trading market for our common stock may not develop on that exchange or elsewhere or, if developed, that market may not be sustained. Accordingly, if an active trading market for our common stock does not develop or is not maintained, the liquidity of our common stock, your ability to sell your shares of our common stock when desired and the prices that you may obtain for your shares of common stock will be adversely affected.

If securities analysts do not publish research or reports about our Company, or if they issue unfavorable commentary about us or our industry or downgrade our common stock, the price of our common stock could decline.

        The trading market for our common stock will depend in part on the research and reports that third-party securities analysts publish about our Company and the industries in which we operate. We may be unable or slow to attract research coverage and if one or more analysts cease coverage of our company, the price and trading volume of our securities would likely be negatively impacted. If any of the analysts that may cover us change their recommendation regarding our securities adversely, or provide more favorable relative recommendations about our competitors, the price of our securities would likely decline. If any analyst that may cover us ceases covering us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our securities to decline. Moreover, if one or more of the analysts who cover us downgrades our common stock, or if our reporting results do not meet their expectations, the market price of our common stock could decline.

If our operating and financial performance in any given period does not meet the guidance that we provide to the public, the market price of our common stock may decline.

        We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in this prospectus and in our other public filings and public statements. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our common stock may decline. Even if we do issue public guidance, there can be no assurance that we will continue to do so in the future.

Investors in this offering will experience immediate and substantial dilution.

        Based on an assumed initial public offering price of $12.50 per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $9.61 per share in the as adjusted net tangible book value per share of common stock from the initial public offering price, and our as adjusted net tangible book value as of September 30, 2019 after giving effect to this offering would be $2.89 per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See "Dilution."

Participation in this offering by NEA and/or IVP could reduce the public float for our shares.

        Entities affiliated with NEA and entities affiliated with IVP, each an existing stockholder, have indicated an interest in purchasing an aggregate of up to approximately $15.0 million and $5.0 million, respectively, in shares of common stock in this offering at the initial public offering price. Because these indications of interest are not binding agreements or commitments to purchase, NEA or IVP could determine to purchase more, less or no shares in this offering or the underwriters could determine to sell more, less or no shares to NEA or IVP. The underwriters will receive the same discount on any of our shares purchased by NEA or IVP as they will from any other shares sold to the public in this offering.

        If NEA or IVP are allocated all or a portion of the shares in which each has indicated an interest in this offering or are allocated more shares than each has indicated an interest in this offering, and NEA or IVP purchase any such shares, such purchase could reduce the available public float for our shares if NEA or IVP holds these shares long-term. NEA and IVP have each agreed not to sell or transfer any of our shares that each purchases during the 180-day period commencing from the consummation of this offering, subject to limited exceptions.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, including, among others, statements regarding the offering, expected growth, future capital expenditures and debt service obligations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "targets," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to statements about:

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  our ability to compete successfully in the highly competitive industries in which we operate;

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  our ability to maintain and enhance our brand;

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  the success of our retail store expansion plans;

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  our ability to successfully implement our growth strategies related to launching new products;

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  the effectiveness and efficiency of our marketing programs;

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  our ability to manage our current operations and to manage future growth effectively;

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  our future operating performance;

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  our ability to attract new customers or retain existing customers;

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  the growth of the market for sleep as a retail category and our ability to become a leader or maintain our leadership in the category;

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  the impact of social media and influencers on our reputation;

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  our ability to protect and maintain our intellectual property;

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  our exclusive reliance on third-party contract manufacturers whose efforts we are unable to fully control; and

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  other risks and uncertainties set forth under "Risk Factors."

        The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We believe that these factors include, but are not limited to the factors set forth under "Risk Factors." Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

        In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

        You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

        These forward-looking statements speak only as of the date of this prospectus. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this prospectus after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

 USE OF PROCEEDS

        We estimate, based upon an assumed initial public offering price of $12.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus), that we will receive net proceeds from this offering of approximately $92.5 million (or $107.1 million if the underwriters exercise their over-allotment option in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        We intend to use the net proceeds from this offering for working capital, to fund growth and for other general corporate purposes. We cannot specify with certainty all of the uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in the application of these proceeds. See "Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Our management team will have immediate and broad discretion over the use of the net proceeds from this offering and may not use them effectively" for additional information.

        Assuming no exercise of the underwriters' over-allotment option, each $1.00 increase (decrease) in the assumed initial public offering price of $12.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by approximately $7.8 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        Each 1,000,000 share increase (decrease) in the number of shares offered in this offering would increase (decrease) the net proceeds to us from this offering by approximately $11.7 million, assuming that the price per share for the offering remains at $12.50 (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

CAPITALIZATION

        The following table sets forth the cash and cash equivalents and capitalization as of September 30, 2019, as follows:

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  on an actual basis;

  •
  on a pro forma basis to give effect to (i) the issuance and sale of 416,559 shares of our Series D preferred stock for an aggregate purchase price of approximately $13.0 million; (ii) the exercise of warrants to purchase 182,442 shares of our Class A common stock outstanding as of September 30, 2019, which will result in the issuance of 181,185 shares of common stock in connection with this offering, assuming an initial public offering price of $12.50 per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus; (iii) the conversion of all outstanding shares of (a) our Series Seed preferred stock and Series A preferred stock into 8,705,057 shares of our Class A common stock and (b) our Series B preferred stock, Series C preferred stock, and Series D preferred stock into 11,736,395 shares of our Class B common stock (the "Preferred Conversion"), in each case immediately after the pricing of this offering and assuming an initial public offering price of $12.50 per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus; (iv) the filing and effectiveness of our Amended Charter and the adoption of our Amended Bylaws; and (v) the reclassification of all of our outstanding shares of Class A common stock and our Class B common stock (including shares issued upon the Preferred Conversion) into 31,280,010 shares of our common stock (the "Reclassification"), immediately prior to the closing of this offering, assuming an initial public offering price of $12.50 per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, in each case as if such event had occurred on September 30, 2019; and

  •
  on a pro forma as adjusted basis to give effect to the Preferred Conversion and Reclassification described in the preceding clause and to reflect the issuance and sale of common stock in this offering at an assumed initial public offering price of $12.50 per share (which is the midpoint of the range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, which results in net proceeds to us of $92.5 million, and the application of the net proceeds therefrom as described under "Use of Proceeds."

        Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. Cash and cash equivalents are not components of our total capitalization. You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and the "Selected Consolidated Financial and Other Data" and "Management's Discussion and Analysis of

Financial Condition and Results of Operations" sections and other financial information contained in this prospectus.

	As of September 30, 2019
(in thousands, except share and per share data)	Actual	Pro forma	Pro forma as adjusted(1)(2)
	(unaudited)
Cash and cash equivalents(3)	$54,596	$54,596	$147,087

Indebtedness:
Senior Secured Facility	15,868	$15,868	$15,868
Subordinated Facility	25,000	$25,000	$25,000

Convertible preferred stock, $0.000001 par value—18,804,147 shares authorized; 18,764,351 issued and outstanding actual; no shares authorized, no shares issued and outstanding pro forma; no shares authorized, no shares issued and outstanding pro forma as adjusted	306,989	—	—

Total deficit:
Stockholders' (deficit) equity:
Preferred stock, $0.000001 par value—no shares authorized, no shares issued and outstanding actual; 8,000,000 shares authorized, no shares issued and outstanding pro forma; 8,000,000 shares authorized, no shares issued and outstanding pro forma as adjusted	—	—	—
Common stock, par value $0.000001 per share; no shares authorized, no shares issued and outstanding, actual; 170,000,000 shares authorized, 31,280,010 issued and outstanding, pro forma; 170,000,000 shares authorized, 39,630,010 issued and outstanding, pro forma as adjusted	—	—	—
Class A common stock, par value $0.000001 per share; 19,044,358 shares authorized, 9,190,858 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma; no shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—	—
Class B common stock, par value $0.000001 per share; 36,000,000 shares authorized, 1,454,369 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma; no shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—	—
Additional paid-in capital	15,716	322,705	415,196
Accumulated other comprehensive (loss) income	(344)	(344)	(344)
Accumulated deficit	(299,619)	(299,619)	(299,619)

Total stockholders' (deficit) equity	(284,247)	22,742	115,233

Total capitalization	$63,610	$63,610	$156,101

(1)
Each $1.00 increase or decrease in the assumed initial public offering price of $12.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease each of cash, additional paid-in capital, total stockholders' equity and total capitalization on a pro forma as adjusted basis by approximately $7.8 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

  Each 1,000,000 share increase or decrease in the number of shares offered in this offering would increase or decrease each of cash, additional paid-in capital, total stockholders' equity and total capitalization on a pro forma as adjusted basis by approximately $11.7 million, assuming that the price per share for the offering remains at $12.50 (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)
Subsequent to September 30, 2019, an additional 416,559 shares of Series D preferred stock were issued to two accredited investors at a purchase price of $31.24715. Additionally, in November 2019, we borrowed $25.0 million under the Subordinated Facility. Each of these events is not reflected in this table.

(3)
Excludes $0.3 million of restricted cash.

 DIVIDEND POLICY

        We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability and other factors that our board of directors may deem relevant.

        Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See "Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—We do not intend to pay dividends on our common stock for the foreseeable future."

 DILUTION

        If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our common stock after this offering.

        Our pro forma net tangible book value as of September 30, 2019, was $21.9 million, or $0.70 per share. Pro forma net tangible book value per share is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding, after giving effect to (i) the issuance and sale of 416,559 shares of our Series D preferred stock for an aggregate purchase price of approximately $13.0 million; (ii) the exercise of warrants to purchase 182,442 shares of our Class A common stock outstanding as of September 30, 2019, which will result in the issuance of 181,185 shares of common stock in connection with this offering, assuming an initial public offering price of $12.50 per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus; (iii) the conversion of all outstanding shares of (a) our Series Seed preferred stock and Series A preferred stock into 8,705,057 shares of our Class A common stock and (b) our Series B preferred stock, Series C preferred stock, and Series D preferred stock into 11,736,395 shares of our Class B common stock (the "Preferred Conversion"), in each case immediately after the pricing of this offering and assuming an initial public offering price of $12.50 per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus and (iv) the reclassification of all of our outstanding shares of Class A common stock and our Class B common stock (including shares issued upon the Preferred Conversion) into 31,280,010 shares of our common stock, immediately prior to the closing of this offering, assuming an initial public offering price of $12.50 per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus.

        Our pro forma as adjusted net tangible book value as of September 30, 2019, after giving effect to this offering would have been approximately $114.4 million, or $2.89 per share of common stock. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $2.19 per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of approximately $9.61 per share to new investors purchasing shares of common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this dilution:

Assumed initial public offering price per share		$12.50
Pro forma net tangible book value per share as of September 30, 2019 before this offering	$0.70
Increase in pro forma as adjusted net tangible book value per share attributable to investors in this offering	2.19

Pro forma as adjusted net tangible book value per share after this offering		2.89

Dilution in pro forma as adjusted net tangible book value per share to new common stock investors in this offering		$9.61

        A $1.00 increase (decrease) in the assumed initial public offering price of $12.50 per share, which is the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $2.38, and dilution in pro forma as adjusted net tangible book value per share to new investors by approximately $9.42, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        If the underwriters exercise their over-allotment option to purchase additional shares of common stock from us in full, the pro forma as adjusted net tangible book value after the offering would be $3.16 per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $2.46 per share and the dilution in pro forma as adjusted net tangible book value to new investors would be $9.34 per share, in each case assuming an initial public offering price of $12.50 per share, which is the midpoint of the price range listed on the cover page of this prospectus.

        The following table summarizes, as of September 30, 2019, after giving effect to this offering, the number of shares of common stock purchased from us, the total consideration paid, or to be paid, to us and the average price per share paid, or to be paid, by existing stockholders and by the new investors. The calculation below is based on an assumed initial public offering price of $12.50 per share, which is the midpoint of the price range listed on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration
					Average price per Share
	Number	Percent	Amount	Percent
Existing stockholders	31,280,010	79%	$322,705,000	76%	$10.32
New investors	8,350,000	21	104,375,000	24	12.50

Total	39,630,010	100%	$427,080,000	100%

        Each $1.00 increase (decrease) in the assumed initial public offering price of $12.50 per share would increase (decrease) the total consideration paid by new investors and the total consideration paid by all stockholders by $8.4 million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions but before estimated offering expenses.

        Except as otherwise indicated, the discussion and the tables above assume no exercise of the underwriters' over-allotment option to purchase additional shares of common stock from us. The number of shares of our common stock outstanding after this offering as shown in the tables above is based on the number of shares outstanding as of September 30, 2019, after giving effect to the Preferred Conversion and the Reclassification and excludes:

  •
  966,001 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2019 under our 2014 Plan, at a weighted average exercise price of $0.30 per share;

  •
  4,994,647 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2019 under our 2015 Plan, at a weighted average exercise price of $15.66 per share (except for the exercise of 12,146 options under the 2015 Plan after September 30, 2019);

  •
  32,002 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2019, at an exercise price of $31.24715 per share (subject to certain adjustments) (excluding warrants that are assumed to be exercised prior to the closing of this offering);

  •
  8,941,680 shares of common stock (assuming an initial public offering price of $12.50 per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus) reserved for future issuance under our 2020 Plan that will become effective in connection with this offering, and which will initially be equal to ten percent (10%) of the number of outstanding shares of all classes of our common stock, determined on a fully-diluted basis as of immediately prior to the consummation of this offering, as well as any shares of common stock that become available pursuant to provisions in the 2020 Plan that automatically increase the share reserve under our 2020 Plan, as described in "Executive Compensation—Equity Incentive Arrangements"; and

  •
  625,600 shares of common stock (assuming an initial public offering price of $12.50 per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus) reserved for future issuance under our ESPP that will become effective in connection with this offering, and which will initially be equal to two percent (2%) of the number of outstanding shares of all classes of our common stock, determined on a fully-diluted basis as of immediately prior to the consummation of this offering, as well as any shares of common stock that become available pursuant to provisions in the ESPP that automatically increase the share reserve under our ESPP, as described in "Executive Compensation—Equity Incentive Arrangements."

        To the extent any of these outstanding options are exercised, there will be further dilution to new investors. To the extent all of such outstanding options had been exercised as of September 30, 2019, the pro forma as adjusted net tangible book value per share after this offering would be $2.07, and total dilution per share to new investors would be $10.43.

        If the underwriters exercise their over-allotment option to purchase additional shares of common stock from us in full:

  •
  the percentage of shares of common stock held by the existing stockholders will decrease to approximately 77% of the total number of shares of our common stock outstanding after this offering; and

  •
  the number of shares held by new investors will increase to 9,602,500, or approximately 23% of the total number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        The following tables present the selected consolidated financial and other data for Casper Sleep Inc. and its subsidiaries. We have derived the selected consolidated statement of operations data and consolidated statement of cash flows for the nine months ended September 30, 2019 and 2018 and the years ended December 31, 2018 and 2017 and the selected consolidated balance sheet data as of September 30, 2019 from our consolidated financial statements included elsewhere in this prospectus. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations." The unaudited interim consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the unaudited interim consolidated financial statements. Our historical results for any prior period are not necessarily indicative of our future results.

	Nine Months Ended September 30,		Year Ended December 31,
(in thousands, except share and per share data)	2019	2018	2018	2017
	(unaudited)
Consolidated Statement of Operations and Comprehensive Loss:
Revenue, net of $80,085, $57,659, $80,695, and $45,656 in refunds, returns, and discounts for the nine months ended September 30, 2019 and 2018 and the year ended December 31, 2018 and 2017, respectively	$312,319	$259,687	$357,891	250,909
Cost of goods sold	157,342	143,556	200,139	134,038

Gross profit	154,977	116,131	157,752	116,871
Operating expenses
Sales and marketing expenses	113,994	92,705	126,189	106,809
General and administrative expense	106,126	88,166	123,523	81,323

Total operating expenses	220,120	180,871	249,712	188,132

Loss from operations	(65,143)	(64,740)	(91,960)	(71,261)

Other (income) expense
Interest (income) expense	1,355	(503)	(248)	(307)
Other (income) expense, net	841	(51)	341	2,415

Total other (income) expenses, net	2,196	(554)	93	2,108

Loss before income taxes	(67,339)	(64,186)	(92,053)	(73,369)
Income tax expense	60	44	39	23

Net loss	(67,399)	(64,230)	(92,092)	(73,392)
Other comprehensive income (loss)
Currency translation adjustment	75	(1,288)	(1,077)	279

Total comprehensive loss	$(67,324)	$(65,518)	$(93,169)	$(73,113)

Net loss per share attributable to common stockholders, basic and diluted	$(6.40)	$(6.22)	$(8.91)	$(7.22)
Weighted average number of shares used in computing net loss per share attributable to common stockholders, basic and diluted	10,530,262	10,320,666	10,335,986	10,164,450

	Nine Months Ended September 30,		Year Ended December 31,
(in thousands)	2019	2018	2018	2017
	(unaudited)
Consolidated Statement of Cash Flows:
Net cash used in operating activities	$(29,706)	$(44,934)	$(72,255)	$(84,015)
Net cash used in investing activities	(39,631)	(7,249)	(12,035)	(10,085)
Net cash provided by financing activities	95,808	183	14,840	169,294

	As of September 30,	As of December 31,
(in thousands)	2019	2018	2017
	(unaudited)
Consolidated Balance Sheet:
Cash, cash equivalents, and restricted cash(1)	$54,901	$28,355	$98,882
Total assets	192,509	116,538	161,771
Total liabilities(2)	169,767	101,625	59,680
Additional paid-in capital	15,716	8,750	2,759
Accumulated deficit	(299,619)	(232,220)	(140,128)
Stockholders' (deficit) equity	(284,247)	$(223,889)	$(136,711)

(1)
Includes $0.3 million, $1.5 million, and $1.4 million of restricted cash as of September 30, 2019, December 31, 2018 and December 31, 2017, respectively.

(2)
Includes $15.9 million and $14.6 million of short-term debt as of September 30, 2019 and as of December 31, 2018, respectively, consisting of our Senior Secured Facility. We had no short-term debt as of December 31, 2017. Also includes $25.0 million of long-term debt as of September 30, 2019, consisting of our Subordinated Facility. We had no long-term debt as of December 31, 2018 or 2017.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with "Selected Consolidated Financial and Other Data" and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current plans, expectations and beliefs involving risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and in other parts of this prospectus.

Overview

        As a pioneer of the Sleep Economy, we bring the benefits of cutting-edge technology, data, and insights directly to consumers. We focus on building direct relationships with consumers, providing a human experience, and making shopping for sleep joyful. We meet consumers wherever they are, online and in person, providing a fun and engaging experience, while reducing the hassles associated with traditional purchases. We are building a universal, enduring brand that is already embraced by over one million happy customers as of September 30, 2019.

        Our products seek to address real life sleep challenges by optimizing for a variety of factors that impact sleep like the microclimate under the covers by regulating humidity and temperature; comfort and support, through the use of high-quality materials and ergonomic designs; and the ambience and sleep environment, through smart devices that provide sleep-conducive lighting. We also work to address "the little things" in our products, offering innovative features to make the sleep experience better and less stressful. Casper Labs innovates throughout the Sleep Economy. Based in San Francisco, Casper Labs has over 25,000 square feet of fabrication and test space, featuring state-of-the-art capabilities to test against a wide range of factors affecting sleep quality. Casper Labs controls every aspect of our product offerings, including design and construction, material performance requirements, manufacturing protocols, supplier selection, packaging specifications, and quality assurance. We believe that no other company in the category has our level of product development talent, resources, or expertise.

        We distribute our products through a flexible, multi-channel approach combining our direct-to-consumer channel, including our e-commerce platform and retail stores, with our retail partnerships. For the nine months ended September 30, 2019, we sold an average of 2.4 units per transaction in our retail channel. Our presence in physical retail stores has proven complementary to our e-commerce channel, as we believe interaction with multiple channels has created a synergistic "network effect" that increases system-wide sales as a whole. We believe our multi-channel expansion creates synergies and that these channels, to date, have proven to be complementary, not cannibalistic. In fact, for the nine months ended September 30, 2019, our direct-to-consumer sales in cities where we have opened retail stores have grown over 100% faster on average than cities without a Casper retail store. As of September 30, 2019, we distributed our products directly to our customers in seven countries through our e-commerce platform, our 48 Casper stores, and our 14 retail partners, including with Amazon, Costco, Hudson's Bay Company, and Target.

        Through our high-quality and innovative product portfolio, synergistic multi-channel go-to-market strategy and unwavering focus on our consumers, we have experienced significant growth across channels:

  •
  For the years 2018, 2017, and 2016, our net revenue was $357.9 million, $250.9 million, and $169.1 million, respectively, representing a 45.5% CAGR, and for the nine months ended September 30, 2019 and 2018, our net revenue was $312.3 million and $259.7 million, respectively, representing 20.3% year-over-year growth.

  •
  Our direct-to-consumer revenue was $310.2 million in 2018, up 41.9% over 2017, and was $258.6 million for the nine months ended September 30, 2019, up 13.0% over the nine months ended September 30, 2018. Our revenue from retail partnerships was $47.7 million in 2018, up 47.7% from 2017, and was $53.7 million for the nine months ended September 30, 2019, up 74.6% over the nine months ended September 30, 2018.

  •
  In the past five years, we have grown from being a strictly e-commerce business to developing into a multi-channel business, operating 48 retail stores and working with 14 retail partners as of September 30, 2019.

  •
  We have invested significantly in our sophisticated, integrated marketing strategy, with $422.8 million in total marketing expenditure from 2016 to September 30, 2019.

Factors Affecting our Financial Condition and Results of Operations

        Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:

        Ability to Grow Our Brand Awareness.    Our brand name and image are integral to the growth of our business and to the implementation of our strategies for expanding our business. We believe our brand sets us apart from our competitors, and is essential to our ability to engage and to stay connected with prospective and existing customers as they discover, evaluate, and purchase our suite of products and services. This continued customer engagement helps to inform and accelerate our culture of innovation and improves how we execute our vision of becoming the world's most loved and largest sleep company. In these ways, our brand directly contributes to and drives our growth. We believe that as brand awareness grows and deepens, we will continue to strengthen our ability to create and capture value across the Sleep Economy, enhancing our competitive advantages in a category that we believe no other single company understands better. We believe the consistency and quality of our messaging has helped us build our brand into a household name and create a large and highly engaged consumer following, as partially demonstrated by our 31% aided brand awareness as of September 30, 2019. We believe our brand strength will enable us to continue to expand across both markets and products, allowing us to access a global market.

        Ability to Grow Our Direct-to-Consumer Presence and Network of Retail Partnerships.    We distribute our products through a flexible multi-channel approach combining our direct-to-consumer channel, including our e-commerce platform and retail stores, with retail partnerships. But whether consumers engage us through our website, at our stores, or through a retail partner—and whether they're looking for information, content, or to purchase—we believe those who interact with Casper have an experience that is genuine, trustworthy and approachable, as well as fun and playful across every channel.

        We intend to continue leveraging our marketing strategy to drive increased consumer traffic to both casper.com and to our physical retail locations. As of September 30, 2019, we operated 48 retail store locations in key cities in the United States and Canada. Over time, we believe there is an opportunity to have more than 200 Casper retail stores in North America alone, which we believe will drive growth and overall performance. Our existing stores that have been operating for one year or longer are all four-wall profitable as of September 30, 2019. In addition, as of September 30, 2019, our stores that have been operating for one year or longer have averaged approximately $1,600 in annual net sales per sellable square foot, which we believe is reflective of our high volumes of consumer traffic, our ability to successfully engage with consumers to drive sales, our compelling products and services, in-store inventory availability, and an effective pricing strategy. The average capital expenditure was $760,000 for the 26 new retail stores opened in the nine months ended September 30, 2019. Consistent with our experience to date, we target for our future retail stores a cash-on-cash payback period ranging from 18 to 24 months. Additionally, as of September 30, 2019, we had 14 retail partners, including Amazon, Costco, Hudson's Bay Company, and Target, among others. Our research indicates that these partnerships not only expand our consumer base but also provide access to future consumers that have yet to engage with the Casper brand. We believe our retail channel improves our consumer experience, attracting and educating more consumers about Casper, which in turn attracts more partners to our brand thereby further enhancing our ability to generate revenue. We continue to evaluate partnerships with a wide variety of retailers, including online retailers, big-box retailers, department stores and specialty retailers.

        Investments in Research and Development and Ability to Improve Existing Products and Introduce New Products Based on Superior Innovation.    Casper is constantly investing in and improving existing products and introducing new products and services with proprietary technologies to address the full Sleep Arc. For example, we recently expanded our existing mattress product offering by designing new hybrid mattresses that combine our proprietary foam technology with resilient springs. Casper Labs, our over 25,000 square foot advanced research facility in San Francisco, enables us to develop, rapidly prototype and test multiple design iterations. We thoughtfully curate our product and services offerings utilizing high-quality materials and advanced manufacturing processes to create a differentiated experience. The improvement of existing products and the introduction of new products have been, and we expect will continue to be, integral to our growth. From January 1, 2017 to September 30, 2019, we invested $27.7 million in research and development, and we expect to continue to invest in our product development capabilities in the future. We believe our rigorous approach to creating and improving our products has helped redefine and grow the addressable market that we call the Sleep Economy. This in turn offers consumers more opportunities to interact with us and purchase from us, which drives new consumer as well as repeat consumer business.

        Cost-Effective Acquisition of New Consumers and Retention of Existing Customers.    To continue to grow our business, we must acquire new consumers as well as retain existing customers in a cost-effective manner. We continually evolve our marketing strategies, adjusting our messages, the amount we spend on advertising and the channels in which we spend. We have made, and we expect that we will continue to make, significant investments in attracting new consumers, including through traditional, digital, social media and original Casper content. It is critical for us to maintain reasonable costs for these marketing efforts relative to sales derived from new consumers. From 2017 through September 30, 2019, while growing our e-commerce channel, we have maintained 'first purchase profitable' e-commerce economics. We believe our multi-channel expansion creates synergies and that these channels, to date, have proven to be complementary, not cannibalistic. In fact, for the nine months ended September 30, 2019, our direct-to-consumer sales in cities where we have opened retail stores have grown over 100% faster on average than cities without a Casper retail store, and we expect our marketing efficiency (which we define as net revenue as a percentage of total media spend over a specific time) to remain generally stable despite increased competition. As we continue to launch new products and improve existing products, we expect customers generating repeat revenue to grow due to our efforts to create a differentiated and joyful experience, eliminating friction and boundaries. Repeat customers, who have purchased a Casper product at least once before through our direct-to-consumer channel, represent over 16% of our customer base from inception through September 30, 2019.

        Competitive Industry Dynamics.    We operate in the highly competitive mattress, soft goods, bedroom furniture, sleep technology and services industries, among others industries. The competitive environment of the industries in which we operate continually subjects us to the risk of loss of market share, loss of significant customers, reductions in margins, discounting by competitors, and to the challenge of acquiring new customers. While the mattress industry is highly consolidated and is dominated by a few long-standing players, the soft goods, bedroom furniture, sleep technology and services industries are highly fragmented, which presents opportunities for growth in each of those markets. We combine our offerings with a differentiated in-store experience and high-quality consumer experience, which has enabled us to continue to grow our market share and drive revenue.

        Disciplined Approach to Operations.    As we scale our business, we intend to continue to drive continued operational improvement so that we can provide quality products and services to ensure the best possible consumer experiences while improving our revenue and controlling our costs. In particular, we plan to drive operational efficiencies through a focus on reducing product return rates, price optimization, investing in our supply chain, improving the efficiency and enhancing performance of our marketing investments, and realizing economies of scale.

Key Operating Metrics and Non-GAAP Financial Measures

        We prepare and analyze operating and financial data to assess the performance of our business and allocate our resources. The key operating performance and financial metrics and indicators we use are set forth below. The following table sets forth our key performance indicators for the nine months ended September 30, 2019 and 2018 and the years ended December 31, 2018 and 2017.

	Nine Months Ended September 30,		Year Ended December 31,
(in thousands, except percentages)	2019	2018	2018	2017
Gross margin	49.6%	44.7%	44.1%	46.6%
Adjusted EBITDA(1)	$(53,807)	$(57,458)	$(82,399)	$(70,549)

(1)
For a reconciliation of Adjusted EBITDA to its most directly comparable GAAP financial measure, net loss, and why we consider Adjusted EBITDA useful, see "Prospectus Summary—Summary Consolidated Financial and Other Data."

        Gross Margin.    Gross margin is defined as gross profit divided by sales revenue, net.

        Adjusted EBITDA.    Adjusted EBITDA is defined as net loss before interest (income) expense, income tax expense and depreciation and amortization as further adjusted to exclude the impact of stock-based compensation expense, impairment and restructuring, and costs associated with legal settlements. Adjusted EBITDA is a non-GAAP financial measure. For more information about how we use this non-GAAP financial measure in our business, the limitations of this measure, and a reconciliation of Adjusted EBITDA to net loss, the most directly comparable GAAP measure, please see the section titled "Prospectus Summary—Summary Consolidated Financial and Other Data."

Components of our Results of Operations

Revenue, Net

        Revenue, net is comprised of global sales through our direct-to-consumer channels and our retail partnerships. Revenue, net reflects the impact of product returns as well as discounts for certain sales programs and promotions.

        Revenue, net comprises the consideration received or receivable for the sale of goods and services in the ordinary course of our activities net of returns and promotions.

        Promotions are occasionally offered, primarily in the form of discounts, and are recorded as a reduction of gross revenue at the date of revenue recognition. We typically accept sales returns during a 30- or 100-night trial period, depending on the product, with our mattresses having a 100-night trial period. A sales return accrual is estimated based on historical return rates and is then adjusted for any current trends as appropriate. Returns are netted against the sales allowance reserve for the period. Sales are recognized as deferred revenue at the point of sale and are recognized as revenue upon the delivery to the consumer. Revenue through our direct-to-consumer channels is recognized upon in-store or home delivery to the consumer, as applicable, and retail partnership revenue is recognized upon the transfer of control, on a per contract basis.

Cost of Goods Sold

        Cost of goods sold consists of costs of purchased merchandise, including freight, duty, and non-refundable taxes incurred in delivering goods to our consumers and distribution centers, packaging and component costs, warehousing and fulfilment costs, damages, and excess and obsolete inventory write-downs.

Gross Profit and Gross Margin

        We calculate gross profit as revenue, net less cost of goods sold. We calculate gross margin as gross profit divided by net revenue for a specific period of time. Gross margin in our direct-to-consumer channel, including company-owned retail stores and e-commerce sales, is generally higher than that on sales to our retail partnerships.

        Our gross margin may in the future fluctuate from period to period based on a number of factors, including cost of purchased merchandise and components, the mix of products and services we sell and the mix of channels through which we sell our products. We have historically experienced that gross margin, by product, tends to increase over time as we realize cost efficiencies as a result of economies of scale, sourcing strategies and product re-engineering programs. In addition, our ability to continue to reduce the cost of our products is critical to increasing our gross margin over the long-term.

Operating Expenses

        Operating expenses consist of sales and marketing, and general and administrative expenses, including research and development.

        Sales and Marketing Expenses.    Sales and marketing expenses represent the largest component of our operating expenses and consist primarily of advertising and marketing promotions of our products and services as well as consulting and contractor expenses. We expect our sales and marketing expenses to increase in absolute dollars as we continue to promote our offerings. At the same time, we also anticipate that these expenses will decrease as a percentage of our sales revenue, net over time, as we improve marketing efficiencies and grow channels that require lower sales and marketing support.

        General and Administrative Expenses.    General and administrative expenses consist of personnel-related costs for our finance, legal, human resources, and IT functions, as well as litigation expenses, credit card fees, professional services, depreciation and amortization and other administrative expenses. General and administrative expenses also include research and development expenses consisting primarily of personnel related expenses, consulting and contractor expenses, tooling, test equipment and prototype materials. We expect our general and administrative expenses to increase in absolute dollars due to the growth of our business and related infrastructure as well as legal, accounting, insurance, investor relations and other compliance costs associated with becoming a public company. However, we expect our general and administrative expenses to decrease as a percentage of our sales revenue, net over time, as we scale our business.

Income Tax Expense

        We account for income taxes in accordance with ASC Topic 740, Income Taxes—Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. We classify all deferred income tax assets and liabilities as noncurrent on our balance sheet. The effect of a change in tax rates on deferred tax assets and liabilities is recognized within the provision for (benefit from) income taxes on the consolidated statement of operations and comprehensive loss in the period that includes the enactment date.

        We reduce deferred tax assets, if necessary, by a valuation allowance if it is more likely than not that we will not realize some or all of the deferred tax assets. In making such a determination, we consider all available positive and negative evidence, including taxable income in prior carryback years (if carryback is permitted under the relevant tax law), the timing of the reversal of existing taxable temporary differences, tax-planning strategies and projected future taxable income. Please refer to Note 10 to our audited consolidated financial statements appearing elsewhere in this prospectus for additional information on the composition of these valuation allowances and for information on the impact of U.S. tax reform legislation. We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position.

        We recognize interest and penalties related to uncertain tax positions within the provision for (benefit from) income taxes on our consolidated statement of operations and comprehensive loss.

Seasonality and Quarterly Comparability

        Our revenue includes a seasonal component, with the highest sales activity normally occurring during the second and third quarters of the year due to back-to-school, home moves and other seasonal factors, along with seasonal promotions we offer during these quarters. The timing of on-boarding new retail partnerships, which typically launch with large inventory buy-ins, and the timing of launching new products may also impact comparability between periods. These factors can also impact our working capital and/or inventory balances in a given period.

Results of Operations

Nine Months Ended September 30, 2019 Compared to Nine Months Ended September 30, 2018

        The following table sets forth information comparing the components of operations and comprehensive loss for the periods indicated.

				Period over Period Change
	Nine months ended September 30				Nine months ended September 30
(in thousands, except percentages, which show percentage of Revenue, net)
	2019	2018	Dollar	Percentage	2019	2018
	(unaudited)
Revenue, net of $80,085 and $57,659 in refunds, returns, and discounts for the nine months ended September 30, 2019 and 2018, respectively	$312,319	259,687	52,632	20.3%	100.0%	100.0%
Cost of goods sold	157,342	143,556	13,786	9.6%	50.4%	55.3%

Gross profit	154,977	116,131	38,846	33.5%	49.6%	44.7%
Operating expenses
Sales and marketing expenses	113,994	92,705	21,289	23.0%	36.5%	35.7%
General and administrative expense	106,126	88,166	17,960	20.4%	34.0%	34.0%

Total operating expenses	220,120	180,871	39,249	21.7%	70.5%	69.6%

Loss from operations	(65,143)	(64,740)	(403)	0.6%	(20.9%)	(24.9%)

Other (income) expense:
Interest (income) expense	1,355	(503)	1,858	(369.4%)	0.4%	(0.2%)
Other (income) expense, net	841	(51)	892	(1,749.0%)	0.3%	(0.0%)

Total other (income) expenses, net	2,196	(554)	2,750	(496.4%)	0.7%	(0.2%)

Loss before income taxes	(67,339)	(64,186)	(3,153)	4.9%	(21.6%)	(24.7%)
Income tax expense	60	44	16	36.4%	0.0%	0.0%

Net loss	(67,399)	(64,230)	(3,169)	4.9%	(21.6%)	(24.7%)
Other comprehensive income (loss)
Currency translation adjustment	75	(1,288)	1,363	(105.8%)	0.0%	(0.5%)

Total comprehensive loss	$(67,324)	(65,518)	(1,806)	2.8%	(21.6%)	(25.2%)

Revenue, Net

        Revenue, net was $312.3 million for the nine months ended September 30, 2019, an increase of $52.6 million, or 20.3%, compared to $259.7 million for the nine months ended September 30, 2018. Revenue, net increased as a result of increased sales through our direct-to-consumer and retail partnership channels and the introduction of new products. Direct-to-consumer sales increased 13.0% compared to the nine months ended September 30, 2018 as we continued to gain market share and expand our retail presence to 48 stores, with 25 net new stores opened at various points throughout the nine months ended September 30, 2019. Sales to retail partners increased 74.6% compared to nine months ended September 30, 2018, driven by growth of sales activity by existing partners, the introduction of new partners and the expansion of our product offerings.

Gross Profit and Cost of Goods Sold

        Gross profit was $155.0 million for the nine months ended September 30, 2019, an increase of $38.8 million, or 33.5%, compared to $116.1 million for the nine months ended September 30, 2018. Cost of goods sold was $157.3 million for the nine months ended September 30, 2019, an increase of $13.8 million, or 9.6%, compared to $143.6 million for the nine months ended September 30, 2018. Gross margin for the three months ended September 30, 2019 was 50.7% compared to 45.8% for the three months ended September 30, 2018. Gross margin for the nine months ended September 30, 2019 was 49.6% compared to 44.7% for the nine months ended September 30, 2018. The increase in gross margin was largely driven by higher margin products among our new offerings as well as implementing supply chain initiatives designed to reduce product unit costs, which as expected has had a favorable impact to our cost of goods sold.

Sales and Marketing Expense

        Sales and marketing expenses were $114.0 million for the nine months ended September 30, 2019, an increase of $21.3 million, or 23.0%, compared to $92.7 million for the nine months ended September 30, 2018. Sales and marketing expenses increased as we continued to invest in driving traffic to our e-commerce website, marketing our products to consumers and building our brand. Sales and marketing expenses as a percentage of sales revenue, net increased from 35.7% for the nine months ended September 30, 2018 to 36.5% for the nine months ended September 30, 2019, due to a combination of increased marketing spend to promote new products, such as the Casper and Wave Hybrid mattresses, and increased discounts and adjustments which impacted net revenue.

General and Administrative Expenses

        General and administrative expenses were $106.1 million for the nine months ended September 30, 2019, an increase of $18.0 million, or 20.4%, compared to $88.2 million for the nine months ended September 30, 2018. General and administrative expenses increased as we invested for growth in hiring to support our growing business, particularly in retail stores and product development. We believe innovation is a key differentiator and invest significant resources in research and development to drive product innovation to improve sleep quality.

Other (Income) Expense, Net

        Other expense, net was $2.2 million for the nine months ended September 30, 2019, an increase of $2.8 million compared to income of $0.6 million for the nine months ended September 30, 2018. The increase was due to interest incurred on our Subordinated Facility and Senior Secured Facility.

Income Tax Expense

        Income tax expense was $60.0 thousand for the nine months ended September 30, 2019, an increase of $16.0 thousand compared to income tax expense of $44.0 thousand for the nine months ended September 30, 2018. The increase in income tax was immaterial.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

        The following table sets forth information comparing the components of operations and comprehensive loss for the periods indicated.

	Year Ended December 31,		Year over Year Change		Year Ended December 31,
(in thousands, except percentages, which show percentage of Revenue, net)	2018	2017	Dollar	Percentage	2018	2017
Revenue, net of $80,695 and $45,656 in refunds, returns and discounts for the year ended December 31, 2018 and 2017, respectively	$357,891	$250,909	$106,982	42.6%	100.0%	100.0%
Cost of goods sold	200,139	134,038	66,101	49.3%	55.9%	53.4%

Gross profit	157,752	116,871	40,881	35.0%	44.1%	46.6%
Operating expenses
Sales and marketing expenses	126,189	106,809	19,380	18.1%	35.3%	42.6%
General and administrative expense	123,523	81,323	42,200	51.9%	34.5%	32.4%

Total operating expenses	249,712	188,132	61,580	32.7%	69.8%	75.0%

Loss from operations	(91,960)	(71,261)	(20,699)	29.0%	(25.7)%	(28.4)%

Other (income) expense
Interest income	(248)	(307)	59	(19.2)%	(0.1)%	(0.1)%
Other expense, net	341	2,415	(2,074)	(85.9)%	0.1%	1.0%

Total other expenses, net	93	2,108	(2,015)	(95.6)%	0.0%	0.8%

Loss before income taxes	(92,053)	(73,369)	(18,684)	25.5%	(25.7)%	(29.2)%
Income tax expense	39	23	16	69.6%	0.0%	0.0%

Net loss	(92,092)	(73,392)	(18,700)	25.5%	(25.7)%	(29.3)%
Other comprehensive income (loss) Currency translation adjustment	(1,077)	279	(1,356)	(486.0)%	(0.3)%	0.1%

Total comprehensive loss	$(93,169)	$(73,113)	$(20,056)	27.4%	(26.0)%	(29.1)%

Revenue, Net

        Revenue, net was $357.9 million for the year ended December 31, 2018, an increase of $107.0 million, or 42.6%, compared to $250.9 million for the year ended December 31, 2017. Revenue, net increased as a result of increased sales through our direct-to-consumer and retail partnership channels and the introduction of new products, including a humidity-fighting duvet, a platform bed, a nightstand, and the Nap Pillow. Direct-to-consumer sales increased 41.9% compared to 2017 as we continued to gain market share and expand our retail presence to 23 stores, with nine new stores opened at various points throughout 2018. Sales to retail partners increased 47.7% compared to 2017, driven by growth of sales activity by existing partners, the introduction of six new partners and the expansion of our offerings in 2018.

Gross Profit and Cost of Goods Sold

        Gross profit was $157.8 million for the year ended December 31, 2018, an increase of $40.9 million, or 35.0%, compared to $116.9 million for the year ended December 31, 2017. Cost of goods sold was $200.1 million for the year ended December 31, 2018, an increase of $66.1 million, or 49.3%, compared to $134.0 million for the year ended December 31, 2017. Gross margin for the year ended December 31, 2018 was 44.1% compared to 46.6% for 2017. The decrease in gross margin was largely driven by increased sales to retail partners, which are at a lower gross margin than direct-to-consumer sales. We also recorded a charge for slow moving inventory of $2.3 million in 2018 which is included in cost of goods sold. As part of our efforts to increase our gross margin, we are introducing higher margin products among our new offerings as well as implementing supply chain initiatives designed to reduce product unit costs, which we expect to have a favorable impact to our cost of goods sold.

Sales and Marketing Expense

        Sales and marketing expenses were $126.2 million for the year ended December 31, 2018, an increase of $19.4 million, or 18.1%, compared to $106.8 million for the year ended December 31, 2017. Sales and marketing expenses increased as we continued to invest in driving traffic to our e-commerce website, marketing our products to consumers and building our brand. Sales and marketing expenses as a percentage of sales revenue, net decreased from 42.6% in 2017 to 35.3% in 2018. This improvement reflects more efficient marketing returns as Casper expands its product offerings in existing and new categories, increased consumer awareness, a higher returning customer mix, growth in our retail partnership and retail stores and more effective marketing models as we continue to improve our understanding of our consumers.

General and Administrative Expenses

        General and administrative expenses were $123.5 million for the year ended December 31, 2018, an increase of $42.2 million, or 51.9%, compared to $81.3 million for the year ended December 31, 2017. General and administrative expenses increased as we invested for growth in hiring to support our growing business, particularly in retail stores and product development. We believe innovation is a key differentiator and invest significant resources in research and development to drive product innovation to improve sleep quality. To support these efforts, we increased investment in product development 89.2% to $12.3 million in 2018 from $6.5 million in 2017.

Other Expense, Net

        Other expense, net was $93.0 thousand for the year ended December 31, 2018, a decrease of $2.0 million compared to $2.1 million for the year ended December 31, 2017. The decrease was due to a provision for sales taxes in 2017 that did not recur in 2018.

Income Tax Expense

        Income tax benefit was $39.1 thousand for the year ended December 31, 2018, an increase of $16.1 thousand compared to $23.0 thousand for the year ended December 31, 2017. The increase in income tax was immaterial.

Quarterly Results of Operations

        The following tables set forth our unaudited quarterly consolidated statements of operations data in dollars and as a percentage of revenue for the periods presented. Our unaudited quarterly consolidated statements of operations data were prepared in accordance with GAAP on the same basis as our audited consolidated financial statements and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, that are necessary for the fair presentation of the financial information set forth in such data. The sum of quarterly periods may not equal full year or year to date amounts. Our historical results are not necessarily indicative of the results that may be expected in the future and operating results for interim periods are not necessarily indicative of the results that may be expected for a full year. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus.

        The following table sets forth our unaudited quarterly consolidated results of operations data in dollars for each of the periods indicated:

	Three Months Ended
(in thousands)	Dec 31, 2017	Mar 31, 2018	June 30, 2018	Sept 30, 2018	Dec 31, 2018	Mar 31, 2019	June 30, 2019	Sept 30, 2019
	(unaudited)
Revenue, net	$73,982	$74,946	$81,639	$103,102	$98,204	$89,437	$95,227	$127,655
Cost of goods sold	41,520	43,400	44,224	55,932	56,583	45,865	48,535	62,942

Gross profit	32,462	31,546	37,415	47,170	41,621	43,572	46,692	64,713
Operating expenses
Sales and marketing expenses	29,056	28,840	28,080	35,785	33,484	29,605	39,838	44,550
General and administrative expense	28,469	27,630	29,822	30,714	35,357	30,884	33,250	41,992

Total operating expenses	57,525	56,470	57,902	66,499	68,841	60,489	73,088	86,542

Loss from operations	(25,063)	(24,924)	(20,487)	(19,329)	(27,220)	(16,917)	(26,396)	(21,829)

Other (income) expense
Interest (income) expense	(358)	(279)	(177)	(47)	255	257	285	813
Other (income) expense, net	185	(5)	(104)	58	392	275	279	287

Total other (income) expenses, net	(173)	(284)	(281)	11	647	532	564	1,100

Loss before income taxes	(24,890)	(24,640)	(20,206)	(19,340)	(27,867)	(17,449)	(26,960)	(22,929)
Income tax (benefit) expense	24	13	14	18	(6)	—	(33)	93

Net loss	(24,914)	(24,653)	(20,220)	(19,358)	(27,861)	(17,449)	(26,927)	(23,022)
Other comprehensive income (loss)
Currency translation adjustment	60	(18)	(974)	(296)	211	(6)	101	(20)

Total comprehensive loss	$(24,854)	$(24,671)	$(21,194)	$(19,654)	$(27,650)	$(17,455)	$(26,826)	$(23,042)

        The following table sets forth our unaudited quarterly consolidated results of operations data for each of the periods indicated as a percentage of total revenue.

	Three Months Ended
(as a percentage of Revenue, net)	Dec 31, 2017	Mar 31, 2018	June 30, 2018	Sept 30, 2018	Dec 31, 2018	Mar 31, 2019	June 30, 2019	Sept 30, 2019
	(unaudited)
Revenue, net	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	56.1%	57.9%	54.2%	54.2%	57.6%	51.3%	51.0%	49.3%

Gross profit	43.9%	42.1%	45.8%	45.8%	42.4%	48.7%	49.0%	50.7%
Operating expenses
Sales and marketing expenses	39.3%	38.5%	34.4%	34.7%	34.1%	33.1%	41.8%	34.9%
General and administrative expense	38.5%	36.9%	36.5%	29.8%	36.0%	34.5%	34.9%	32.9%

Total operating expenses	77.8%	75.3%	70.9%	64.5%	70.1%	67.6%	76.8%	67.8%

Loss from operations	(33.9%)	(33.3%)	(25.1%)	(18.7%)	(27.7%)	(18.9%)	(27.7%)	(17.1%)

Other (income) expense
Interest (income) expense	(0.5%)	(0.4%)	(0.2%)	(0.0%)	0.3%	0.3%	0.3%	0.6%
Other (income) expense, net	0.3%	(0.0%)	(0.1%)	0.1%	0.4%	0.3%	0.3%	0.2%

Total other (income) expenses, net	(0.2%)	(0.4%)	(0.3%)	0.0%	0.7%	0.6%	0.6%	0.9%

Loss before income taxes	(33.6%)	(32.9%)	(24.8%)	(18.8%)	(28.4%)	(19.5%)	(28.3%)	(18.0%)
Income tax (benefit) expense	0.0%	0.0%	0.0%	0.0%	(0.0%)	0.0%	(0.0%)	0.1%

Net loss	(33.7%)	(32.9%)	(24.8%)	(18.8%)	(28.4%)	(19.5%)	(28.3%)	(18.0%)
Other comprehensive income (loss)
Currency translation adjustment	0.1%	(0.0%)	(1.2%)	(0.3%)	0.2%	(0.0%)	0.1%	(0.0%)

Total comprehensive loss	(33.6%)	(32.9%)	(26.0%)	(19.1%)	(28.2%)	(19.5%)	(28.2%)	(18.1%)

Liquidity and Capital Resources

Sources of Funds

        Our principal sources of liquidity are our cash and cash equivalents, our Senior Secured Facility (as defined herein), our Subordinated Facility (as defined herein), and working capital from operations. Cash and cash equivalents consist primarily of cash on deposit with banks and investments in money market funds. As of September 30, 2019, we had $54.6 million of cash and cash equivalents. As of December 31, 2018, we had $26.9 million of cash and cash equivalents, compared with $97.5 million of cash and cash equivalents as of December 31, 2017.

Funding Requirements

        Our primary requirements for liquidity and capital are to fund operating losses as we continue to scale our business, for increased working capital requirements and inventory management to meet increased consumer demand, for increased capital expenditures to grow our retail store presence, as well as for general corporate needs. Historically, these cash requirements have been met through funds raised by the sale of common equity, utilization of our Senior Secured Facility and cash provided by gross margin.

        We believe that our sources of liquidity and capital will be sufficient to finance our growth strategy and resulting operations, planned capital expenditures and the additional expenses we expect to incur as a public company for at least the next 12 months. However, we cannot assure you that cash provided by operating activities or cash and cash equivalents will be sufficient to meet our future needs. If we are unable to generate sufficient cash flows from operations in the future, we may have to obtain additional financing. If we obtain additional capital by issuing equity, the interests of our existing stockholders will be diluted. If we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. We cannot assure you that we could obtain refinancing or additional financing on favorable terms or at all. See "Risk Factors—Risks Related to Our Business—Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing."

        Our capital expenditure consists primarily of retail infrastructure, leasehold improvements, product development and computers and hardware. In December 2018, we signed a new agreement for a headquarters in New York for a period of 15 years with a five-year renewal option. Rent payments began on the new headquarters in January 2020.

Historical Cash Flows

        The following table shows summary cash flow information for the nine months ended September 30, 2019 and 2018 and the years ended December 31, 2018 and 2017:

	Nine Months Ended September 30,		Year Ended December 31,
(in thousands)	2019	2018	2018	2017
	(unaudited)
Net cash flows used in operating activities:	$(29,706)	$(44,934)	$(72,255)	$(84,015)
Net cash used in investing activities	(39,631)	(7,249)	(12,035)	(10,085)
Net cash provided by financing activities	95,808	183	14,840	169,294
Effect of exchange rate changes	75	(1,288)	(1,077)	279

Net increase (decrease) in cash and cash equivalents	$26,546	$(53,288)	$(70,527)	$75,473

        Operating Activities.    Net cash used in operating activities consists of net loss adjusted for certain non-cash items, including share-based compensation, property and equipment depreciation, long-term deferred rent and deferred income taxes, as well as the effect of changes in inventory and other working capital amounts.

        For the nine months ended September 30, 2019, net cash used in operating activities was $29.7 million and was comprised primarily of net loss of $67.4 million, decreased by $14.7 million related to non-cash adjustments, primarily related to deferred rent, depreciation and amortization, and share based compensation. Changes in working capital decreased cash used in operating activities by $23.0 million, primarily due to an increase in accounts payable of $3.0 million, an increase in accrued expenses of $13.3 million, and an increase in other liabilities of $22.3 million, partially offset by an increase in prepaid and other current assets of $16.7 million, and an increase in accounts receivable of $1.3 million.

        For the nine months ended September 30, 2018, net cash used in operating activities was $44.9 million and was comprised of net loss of $64.2 million, decreased by $7.2 million related to non-cash adjustments, primarily related to depreciation and amortization and share based compensation. Changes in working capital decreased cash used in operating activities by $12.1 million, primarily due to an increase in accounts payable of $9.3 million, an increase in accrued expenses of $4.1 million, and an increase in other liabilities of $6.2 million, partially offset by an increase in prepaid expenses and other current assets of $4.1 million and an increase in inventory of $4.4 million.

        For the year ended December 31, 2018, net cash used in operating activities was $72.3 million and was comprised of net loss of $92.1 million, decreased by $9.0 million related to non-cash adjustments, primarily related to depreciation and amortization, and share-based compensation. Changes in working capital decreased cash used in operating activities by $10.8 million, primarily due to an increase in accrued expenses of $8.4 million and accounts payable of $10.2 million, as well as other liabilities of $8.6 million, partially offset by an increase in accounts receivable of $10.5 million, an increase in inventory of $8.7 million and decreases in prepaid expenses and other assets of $2.7 million, respectively.

        For the year ended December 31, 2017, net cash used in operating activities was $84.0 million and was comprised of net loss of $73.4 million, decreased by $3.6 million related to non-cash adjustments, primarily related to depreciation and amortization and share-based compensation. Changes in working capital increased cash used in operating activities by $14.2 million, primarily due to an increase in inventory of $15.3 million, an increase in accounts receivable of $8.1 million and an increase in prepaid expenses and other assets of $6.2 million, partially offset by increases in accrued expenses of $6.4 million, an increase in accounts payable of $2.7 million and an increase in other liabilities of $6.4 million.

        Investing Activities.    Our net cash used in investing activities primarily consists of purchases of property and equipment and issuances of notes receivables.

        For the nine months ended September 30, 2019, net cash used in investing activities was $39.6 million and was primarily comprised of $43.6 million in purchases of property and equipment, partially offset by a $4.0 million decrease in notes receivable.

        For the nine months ended September 30, 2018, net cash used in investing activities was $7.2 million and was primarily comprised of investments in property and equipment.

        For the year ended December 31, 2018, net cash used in investing activities was $12.0 million and was primarily comprised of investment in property and equipment primarily to support our retail store expansion.

        For the year ended December 31, 2017, net cash used in investing activities was $10.1 million and was primarily comprised of $5.1 million of purchases of property and equipment and $5.0 million in notes receivable.

        Financing Activities.    For the nine months ended September 30, 2019, net cash provided by financing activities was $95.8 million and primarily consisted of net proceeds of $1.3 million from our Senior Secured Facility, net proceeds of $25.0 million from our Subordinated Facility, and $69.5 million from the issuance of equity and exercise of stock options.

        For the nine months ended September 30, 2018, net cash provided by financing activities was $0.2 million, primarily related to the exercise of stock options.

        For the year ended December 31, 2018, net cash provided by financing activities primarily consisted of net proceeds of $14.6 million from our Senior Secured Facility, and $0.3 million from the issuance of equity and the exercise of stock options.

        For the year ended December 31, 2017, net cash provided by financing activities was $169.3 million, primarily related to $169.1 million of equity financing.

Senior Secured Facility

        On April 27, 2016, Casper Sleep Inc. and Casper Science LLC entered into a loan and security agreement with Pacific Western Bank (as amended by the first amendment dated as of November 20, 2017, as amended by the second amendment dated as of August 14, 2018, as amended by the third amendment dated as of December 12, 2018 and as further amended by the fourth amendment and joinder dated as of March 1, 2019), which we refer to, as amended, as the Senior Secured Facility. Pursuant to the fourth amendment and joinder dated as of March 1, 2019, Casper Sleep Retail LLC was joined as a borrower to the Senior Secured Facility.

        Borrowings under the Senior Secured Facility accrue interest at an annual rate equal to the greater of (i) the prime rate or (ii) 3.50%. The "prime rate" is defined as the variable rate of interest, per annum, most recently announced by Pacific Western Bank, as its "prime rate," whether or not such announced rate is the lowest rate available from Pacific Western Bank. A nominal annual fee is due each October 1, and, upon a liquidity event or change of control, which as defined under the Senior Secured Facility includes an initial public offering of our equity securities, a certain one-time success fee of $150,000 will become due and payable to Pacific Western Bank.

        The Senior Secured Facility contains certain affirmative and negative covenants, including, among other things, restrictions on indebtedness, liens, dividends and distributions, investments, mergers or consolidations and a minimum amount of cash resources or assets we are required to maintain. The Senior Secured Facility consisted of a $25.0 million term loan facility that was available to us until November 1, 2018, at which point the facility expired without any draw-downs or other utilization of the facility by us. Currently, the Senior Secured Facility consists of a $25.0 million revolving credit facility that becomes due and payable on September 1, 2020. As of September 30, 2019, we had $15.9 million outstanding and $7.6 million of letters of credit issued pursuant to the Senior Secured Facility with $1.5 million remaining available for borrowing. See "Description of Certain Indebtedness—Senior Secured Facility."

Subordinated Facility

        On March 1, 2019, Casper Sleep Inc., Casper Science LLC and Casper Sleep Retail LLC entered into a growth capital loan and security facility agreement with TriplePoint Venture Growth BDC Corp., as lender and collateral agent, and TriplePoint Capital LLC, as lender (or, together with TriplePoint Venture Growth BDC Corp., TriplePoint), which provided for a $50.0 million growth capital loan facility, which we refer to as the Subordinated Facility. The Subordinated Facility allows for expansion up to an additional $50.0 million upon request and approval following full utilization of the initial loan, and has a maturity, at our option, of up to five years.

        In connection with the Subordinated Facility, on March 1, 2019, we entered into two warrant agreements with TriplePoint Venture Growth BDC Corp. and TriplePoint Capital LLC for 19,201 shares of Series D preferred stock and 12,801 shares of Series D preferred stock, respectively, at an exercise price per share of $31.24715. TriplePoint's right under the warrant agreements to purchase the Series D preferred stock will be available for the greater of (i) seven years from March 1, 2019 or (ii) one year from the effective date of an initial public offering, subject to certain exercise conditions. In the event these warrant agreements are exercised after an initial public offering, TriplePoint will have the right to purchase under the warrant agreements the common stock into which each share of the Series D preferred stock is convertible at the time of such exercise.

        Borrowings under the Subordinated Facility accrue interest at the prime rate (which, as defined in the Subordinated Facility, shall be as published in the Wall Street Journal with a floor of 5.25%) plus an applicable margin set forth in the table of terms. The table of terms sets forth 18 options that range on term, amortization, interest rate and other features that can range from an annual interest rate of the prime rate plus 0.0% margin for a three-month interest-only term and up to a prime plus 7.25% margin for a 48-month interest-only term. End of term payments range from 0.25% of each advance for a three-month term up to 8.25% for each advance with a 48-month repayment option. The Subordinated Facility also has a 1.25% one-time facility fee for the committed amount, which is initially $50.0 million. Upon meeting certain conditions and in the event of the consummation of this offering, the interest rate will be reduced by 1.0%. There is a 1.5% prepayment penalty in the event that the loan is prepaid within the first 18 months with no prepayment penalty thereafter.

        The Subordinated Facility contains certain affirmative and negative covenants, including, among others, restrictions on liens, indebtedness, mergers or acquisitions, investments, dividends or distributions, fundamental changes and affiliate transactions. As of September 30, 2019, we had $25.0 million outstanding under the Subordinated Facility pursuant to a 48-month interest-only term with an interest rate of prime plus 7.25%, and were in compliance with all covenants under the Subordinated Facility. See "Description of Indebtedness—Subordinated Facility."

Series D Equity Fund Raise

        From February 2019 through October 2019, we sold to 31 accredited investors an aggregate of 2,656,763 shares of Series D preferred stock, par value $0.000001 per share, at a per share purchase price of $31.24715, for an aggregate purchase price of approximately $83.0 million in connection with our Series D financing.

Contractual Obligations

        The following table sets forth our contractual obligations as of December 31, 2018:

(in thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	Thereafter
Operating Leases	$81,201	$8,256	$17,757	$17,657	$37,531
Senior Secured Facility(1)	14,565	—	14,565	—	—
Interest on indebtedness(2)	1,342	729	613	—	—

Total(3)	$97,108	$8,985	$32,935	$17,657	$37,531

(1)
Represents the amount owed as of December 31, 2018 under our Senior Secured Facility.

(2)
See "Description of Certain Indebtedness."

(3)
Excludes the Subordinated Facility entered into on March 1, 2019. As of September 30, 2019, we have $25.0 million outstanding under the Subordinated Facility. See "Description of Indebtedness—Subordinated Facility."

Off-Balance Sheet Arrangements

        As of September 30, 2019, we did not have any off-balance sheet arrangements.

Recent Accounting Pronouncements

        See Note 15 to our audited consolidated financial statements appearing elsewhere in this prospectus for further information on certain accounting standards that have been adopted during 2018 and 2019 or that have not yet been required to be implemented and may be applicable to our future operations.

Critical Accounting Policies and Estimates

Revenue Recognition

        Revenue comprises the consideration received or receivable for the sale of goods in the ordinary course of our activities. Revenue is presented net of estimated returns, sales allowances and discounts.

        Shipping and other transportation costs are recorded in cost of goods sold.

        Promotions are offered to consumers primarily in the form of discounts and recorded as a reduction of gross sales at the date of the corresponding transaction.

        We accept sales returns during a 30 or 100-night trial period, depending on the product. A sales return accrual is estimated based on historical return rates and is adjusted for any current trends, as appropriate. Returns are netted against the sales allowance reserve for the period.

        Sales are recognized as deferred revenue at the point of sale, and are converted to revenue upon delivery to the consumer. The sales deferral period and subsequent revenue recognition date is the estimated delivery date based on the date of shipment.

        E-commerce and retail revenue are recognized upon delivery to the customer, and retail partnership revenue is recognized upon the transfer of control on a per contract basis.

        We assessed the impact of Topic 606 "Revenue from Contracts with Customers," which we adopted effective January 1, 2019, and determined it will not have a material impact on the results of our operations. See Note 15 to our audited consolidated financial statements included elsewhere in this prospectus for additional information on assessment of recently issued accounting pronouncements.

Accounts Receivable

        Accounts receivable is composed primarily of amounts due from retail partners of $17.2 million and $13.9 million, from financial institutions related to credit card sales amounting to $6.0 million and $5.3 million, and other receivables of $1.3 million and $3.9 million as of September 30, 2019 and December 31, 2018, respectively. We do not maintain an allowance for doubtful accounts as a majority of receivables come from trusted retail partnerships that to date have no uncollected accounts. As of September 30, 2019, there was no reserve deemed necessary.

Inventory

        Inventories primarily consist of merchandise purchased for resale, as well as costs to deliver merchandise to our warehouse. The Company's inventory is stated using weighted average costing. We perform an analysis to determine whether it is appropriate or not to maintain a reserve for excess and obsolete inventory. The reserve is based on historical experience related to the disposal of identified inventory. Obsolete inventory is defined as inventory held in excess of two years, and most of our inventory is just-in-time and many of our products have not been in existence for two years. Additionally, we perform a review of all on hand inventory to determine if any items are deemed obsolete based on specific facts and circumstances. As of September 30, 2019, a reserve has been made in the amount of $1.8 million. Additionally, we had purchase obligations in the amount of $8.7 million as of September 30, 2019, that will continue into 2020. There are no purchase obligations beyond 2020.

        Storage costs, indirect administrative overhead and certain selling costs related to inventories are expensed in the period incurred.

        Raw materials consist of boxes, replacements parts and components used in the creation of products such as foam, pillows and springs. Finished goods are comprised of completed goods, including mattresses, pillows, sheets, furniture and dog beds. Additionally, other inventory consists of deferred cost of goods sold and purchase order clearing.

        The Company writes down inventory as a result of excess and obsolete inventories, or when it believes that the net realizable value of inventories is less than the carrying value.

Property and Equipment

        Property and equipment are stated at cost less accumulated depreciation.

        Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of furniture, fixtures, computers, technology hardware, and vehicles range from 3 to 5 years. Our purchased software is amortized over 7 years. Leasehold improvements are depreciated over the shorter of their useful life or the related lease term (without consideration of option renewal terms).

        Long-lived assets, such as property, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined using various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. No impairment losses were recognized during the nine months ended September 30, 2019 or during 2018 and 2017.

Income Taxes

        We account for income taxes in accordance with ASC Topic 740, "Income Taxes." Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. We classify all deferred income tax assets and liabilities as noncurrent on our balance sheet. The effect of a change in tax rates on deferred tax assets and liabilities is recognized within the provision for (benefit from) income taxes on the consolidated statement of operations and comprehensive loss in the period that includes the enactment date.

        We reduce deferred tax assets, if necessary, by a valuation allowance if it is more likely than not that we will not realize some or all of the deferred tax assets. In making such a determination, we consider all available positive and negative evidence, including taxable income in prior carryback years (if carryback is permitted under the relevant tax law), the timing of the reversal of existing taxable temporary differences, tax-planning strategies, and projected future taxable income. Please refer to Note 10 to our audited consolidated financial statements appearing elsewhere in this prospectus for additional information on the composition of these valuation allowances and for information on the impact of U.S. tax reform legislation. We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position.

        We recognize interest and penalties related to uncertain tax positions within the provision for (benefit from) income taxes on our consolidated statement of operations and comprehensive loss.

Stock-Based Compensation

        Compensation cost for all stock-based awards, including options to purchase stock, is measured at fair value on the date of grant and recognized over the service period. The fair value of stock options is estimated on the date of grant using a Black-Scholes model. Stock-based compensation cost is recognized over the requisite service periods of awards, which is typically four years. The actual forfeiture rate applied is based on historical forfeitures. The estimated number of stock awards that will ultimately vest requires judgment, and to the extent actual results, or updated estimates, differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised.

        See Note 7 to our audited consolidated financial statements appearing elsewhere in this prospectus for a complete description of the accounting for stock-based awards. We also issue stock-based compensation to some of our non-employee consultants. We account for equity awards to non-employees in accordance with FASB ASC Topic 505-50, Equity-Based Payments to Non-Employees, which requires the fair value of an award to non-employees be remeasured at fair value as the award vests. Upon completion of the underlying performance obligation, or the vesting period, these cease to be revalued.

Quantitative and Qualitative Disclosures of Market Risk

        We are exposed to market risk from changes in interest rates, foreign currency and inflation. All these market risks arise in the normal course of business, as we do not engage in speculative trading activities. The following analysis provides quantitative information regarding these risks.

Interest Rate Risk

        Our operating results are subject to risk from interest rate fluctuations on our Senior Secured Facility and Subordinated Facility, which carry variable interest rates. Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Our Senior Secured Facility and Subordinated Facility bear interest at variable rates, which exposes us to market risks relating to changes in interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. As of September 30, 2019, we had $15.9 million of variable rate debt outstanding under our Senior Secured Facility and $25.0 million of variable rate debt outstanding under our Subordinated Facility. Based on September 30, 2019 debt levels, an increase or decrease of 1.0% in the effective interest rate on the Senior Secured Facility and our Subordinated Facility would cause an increase in interest expense of approximately $0.4 million and a decrease of approximately $0.2 million over the next 12 months. Our Subordinated Facility provides $50 million of committed financing with variable interest and repayment options ranging from prime for the three-month interest-only revolver option to prime plus 7.25% for 48 months interest only option. We do not use derivative financial instruments for speculative or trading purposes, but this does not preclude our adoption of specific hedging strategies in the future.

Foreign Currency Risk

        All our domestic product sales, inventory purchases, and operating expenses have been denominated in U.S. dollars. We therefore have not had any foreign currency risk associated with these activities. The functional currency of all our entities is the U.S. dollar, other than Casper Sleep (UK) Limited which is the British pound, and Casper Sleep GmbH and Casper Sleep SAS, which are the euro. Product sales and inventory purchases for these entities are primarily in their functional currency (e.g. British pounds and euros). Additionally, we incur a portion of operating expenses in Canadian dollars, British pounds and euros. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates, covering principally the British Pound, the European Union euro, Canadian dollar, and Chinese RMB. However, we believe functional currency revenues and expenses mostly provide a natural hedge and that the exposure to foreign currency fluctuation from product sales and operating expenses is immaterial currently as the related product sales and costs do not constitute a significant portion of our sales revenue, net and expenses. As we grow our operations, our exposure to foreign currency risk could become more significant. To date, we have not entered into any foreign currency exchange contracts and currently do not expect to enter into foreign currency exchange contracts for trading or speculative purposes.

Impact of Inflation

        Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our historical results of operations and financial condition have been immaterial. We cannot assure you, however, that our results of operations and financial condition will not be materially impacted by inflation in the future.

Internal Control over Financial Reporting

        In connection with the audit of our consolidated financial statements, we identified a material weakness in our internal control over financial reporting for insufficient period end cut-off procedures related to accounting for certain operating expenses during the year ended December 31, 2018. This material weakness contributed to errors in our consolidated financial statements for the year ended December 31, 2018 which resulted in overstatement of accrued liabilities, overstatement of sales and marketing expense, and overstatement of general and administrative expense. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. If we fail to establish and maintain effective internal control over financial reporting in the future, our operating results and our ability to operate our business could be harmed.

        We are implementing measures designed to improve our internal control over financial reporting to remediate this material weakness, including hiring additional accounting personnel, enhancing and documenting accounting policies and procedures, and implementing additional management review controls. These additional resources and procedures are designed to enable us to broaden the scope and quality of our internal review of underlying information related to financial reporting and to enhance our internal control procedures. With the oversight of senior management, we have begun taking steps to remediate the underlying causes of the material weakness.

        We and our independent registered public accounting firm were not required to perform an evaluation of our internal control over financial reporting as of December 31, 2018 and 2017 in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot provide assurance that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required by reporting requirements under Section 404 of the Sarbanes-Oxley Act after the completion of this offering.

 LETTER FROM PHILIP KRIM, CO-FOUNDER AND CHIEF EXECUTIVE OFFICER

        Five years ago, my co-founders and I were aspiring entrepreneurs, increasingly busy with our lives, trying to improve our personal health and wellness—but, too often, sacrificing sleep to make it all work. And we realized that when we slept better, we felt better, and performed better.

        Sleep is the third pillar of wellness alongside fitness and nutrition. People across the globe are increasingly realizing that sleep is central to living happier, healthier, and more productive lives.

        No brand had made a commitment to delivering better sleep at scale, through an elevated and aspirational direct-to-consumer experience. Others have memorably created global, trusted brands in fitness and nutrition—while emerging direct-to-consumer brands are disrupting eyewear, personal care and many other categories.

        At Casper, our mission is to awaken the potential of a well-rested world. Our ambition is to build the first consumer-centric sleep brand that will endure for generations.

        Today, the sleep revolution is just getting started. Spotify created a genre dedicated to sleep—and the top Sleep playlist is more popular than the top Jazz playlist. Two of Target's five bestselling vitamins are sleep vitamins. Professional sports teams now hire sleep coaches for their athletes. And high-performing business executives acknowledge the importance of sleep in their personal and professional lives. I believe a single company will orchestrate this movement and successfully capture this opportunity. That company is Casper.

        From day one, we completely reimagined the consumer experience and placed our customers at the center of everything we do. We recognized that buying a mattress was a broken consumer experience. The large, incumbent mattress brands were far removed from their customers, selling through traditional retailers employing opaque, confusing and pushy sales tactics. We addressed this meaningful gap in the market by building a direct-to-consumer business offering a joyful and transparent shopping experience through our leading website, and soon afterwards through select retail partnerships and our thoughtfully-curated stores.

        We also understood that the best products win in the long-run. Our product development is not limited by historical practice or convention. We invested in data science and technology to build America's number one rated mattress that we launched on April 22, 2014 and have since developed and offer a full range of sleep products, experiences, content, and services all focused on holistically improving how people sleep.

        In less than six years, we've changed the way people think about and invest in sleep. We've woken up a massive but previously stale industry. We've created a brand that consumers love, and love coming back to. And we are only getting started.

        At Casper, we are creating a timeless, universal brand focused on becoming the world's top-of-mind company for better sleep. In the coming years, we expect to accelerate a new marketplace which we call The Sleep Economy. We will be tireless in our pursuit of creating the world's first Sleep Company that delivers value for our consumers, our investors, and our incredible team of dreamers and doers around the world.

        I am inspired each and every day by consumers who share with us how better sleep has changed their lives and how Casper has catalyzed that discovery. This is what gets me out of bed each morning.

        We look forward to the days, and nights, ahead.

  Sleep well.

We dreamed up
a better way
to shop for sleep.

Casper

“Casper flipped the mattress industry.”

–Fortune

Casper

Well Slept.

We dreamed up
a new standard in
sleep innovation.

LABS

“Casper is also tapping an army of 30,000 fans around the world, who… help with testing.”

–Fast Company

We dreamed up
new ways to capture
consumer imagination
and attention.

Casper
THE PERFECT MATTRESS FOR **TWINS**

“Casper made sleep cool.”

–WIRED

Joshua & Susan
This bed is so awesome, amazing unbelievable, I sleep through my alarm, through my kids alarm, through lunchtime, tomorrow, dinner time.

Casper
Shhhh, just watch.
Like
Comment
Share
Casper
Follow
These creatures of comfort tried out the Casper mattress.

Humor
Clarity
Calm
Joy
Focus

We're putting this billboard to sleep tonight so you can sleep too.

Casper

Sleep is the answer.

Casper

The Casper Sleep Channel
is now available on IGTV, YouTube
and Spotify
Casper Sleep Channel

We dreamed up
new products and services
for better sleep.

01. The Wave Mattress **02.** The Down Duvet **03.** The Casper Mattress **04.** The Mattress Protector **05.** The Weightless Cotton Sheets **06.** The Casper Pillow **07.** The Humidity Fighting Duvet **08.** The Down Pillow **09.** The Casper Pillow packaging **10.** The Nightstand **11.** The Mattress Topper **12.** The Airy Linen Sheets **13.** The Nap Pillow **14.** The Airy Linen Quilt **15.** The Adjustable Base **16.** The Essential Mattress **17.** The Glow Light **18.** The Wave Mattress **19.** The Dog Bed **20.** The Upholstered Bedframe **21.** The Cool Supima Sheets **22.** The Platform Bedframe, The Nightstand, and The Wave Mattress

We dreamed up
how to bring the
magic of Casper to
physical retail.

“A far cry from traditional mattress stores.”

–CNBC

Casper

College
Living
Shop

We dreamed up a consistent and delightful experience for customers, no matter how they shop Casper.

Casper

“They go over-the-top on customer service.”

–FORTUNE

Casper
The original favorite that started it all

@Casper I want to be best friends with your customer support person who helped me this week. #bestcustomersupportever #caspermattress

Miles, it's me!
@jessurassicpark

I will be a @Casper customer for life! They go ABOVE and BEYOND with customer service and comfort! #Casper4ever

Cortney Griffin
@cortney397

The Customer Service experience with @Casper is on another level. Entire conversation was an absolute delight. Bravo.

Shanon Pitts
@shanonpitts

Never in our wildest dreams did we expect this.

Miles, it's me! @jessurassicpark
@Casper Why did I wait so long?When I travel, I'm #radioedit I can't bring my #caspermattress Never slept better! Best damn bed on the planet.
Brian Wuest @allwuest
all these wanna be mattresses coming in boxes now.. BUT @Casper IS THE BEST DON'T @ ME lexi @alexiscabrales_
Bought a @Casper mattress and I'm sleeping 'like a baby' for the first time in my life. Except instead of being up every 2 hours (like a baby) I'm sleeping solid I love how my body temp is always comfortable and I feel like I'm sleeping on clouds Thank you @Casper!!
stefanie @eatsleepandrun_
It's been a whole year and I still want to marry my @Casper mattress every time I lay down on it.
L Rogers @lerogers8
I've had my @Casper for just over a year. It honestly is the best mattress I have ever had and about 1/3 of the price I've spent on previous name brand mattress'. It truly gives me the best nights of sleep I have ever had.
Adam Meyers @caliguitarrock
I have to say that hand on heart my @ Casper mattress is THE MOST COMFORTABLE MATTRESS I HAVE EVER SLEPT ON. Currently going to bed around 8pm just to spend more time on it. I may not even get up on Christmas day #honestly
Grainne Jakobson @grainnejakobson
@Casper I want to be best friends with your customer
Miles, it's me! @jessurassicpark
Getting to lay on my Casper mattress and pillows after a long day is the best feeling ever. The mattress is a 10. The pillows are a 10. Together it's like sleeping on a cloud
Sookie Stackhouse @Ashley_Logic
Kudos to the comfort Casper
#NotAnAdvertisement
Bubba @BubbaRadio
mattress. In. Love.
Jennifer Longo @JenLiaLongo

BUSINESS

Overview

        People spend more time sleeping than on any other single activity throughout their lives. When we sleep better, we experience better hours awake, making us more productive, creative, happy, and healthy. We believe sleep is rapidly becoming the third pillar of wellness and is poised to undergo the same massive transformation that fitness and nutrition have as they became major consumer categories.

        As the wellness equation increasingly evolves to include sleep, the business of sleep is growing and evolving into what we call the Sleep Economy. We are helping to accelerate this transformation. Our mission is to awaken the potential of a well-rested world, and we want Casper to become the top-of-mind brand for best-in-class products and experiences that improve how we sleep.

        As a pioneer of the Sleep Economy, we bring the benefits of cutting-edge technology, data, and insights directly to consumers. We focus on building direct relationships with consumers, providing a human experience, and making shopping for sleep joyful. We meet consumers wherever they are, online and in person, providing a fun and engaging experience, while reducing the hassles associated with traditional purchases. We are building a universal, enduring brand that is already embraced by over 1.4 million happy customers.

        We do all of this because we understand the consumer. Shopping for sleep is a highly considered and personal decision. Today's consumers research their purchases and move freely back and forth from online to offline. At Casper, we put the consumer first in everything we do and invest to ensure long-term valuable relationships where consumers return again and again to shop for more sleep products and services.

        We believe great brands win over the long-term and have the ability to change the culture around them. We have endeavored to build a brand that is genuine, trustworthy, and approachable, as well as fun and playful. Through our investment in a sophisticated and integrated marketing strategy, we engage consumers across the entire consumer journey, from our iconic public transit advertising campaigns, to our "Napmobiles" and experiential retail store concepts, to our category-leading social media presence. We see the Casper brand as an immeasurably valuable asset that we are utilizing to help capture a large share of the Sleep Economy.

        Product innovation and excellence lie at the heart of our business. Since the release of our first product, the award-winning Casper mattress, we have expanded into pillows, sheets, duvets, bedroom furniture, sleep accessories, sleep technology, and sleep services. We design and engineer our products in-house at Casper Labs. We believe this state-of-the-art research and development facility puts Casper on the cutting edge of sleep innovations. We employ a team of data-driven researchers, designers, and engineers focused on building a better night's sleep through innovative new products such as our Wave mattress with hyper-targeted support technology and the revolutionary Glow Light, which is designed to synchronize with the body's circadian rhythm and was named one of Time Magazine's Best Inventions of 2019. We believe that no other company catering to the Sleep Economy has our level of product development talent, resources, data-driven insights, or expertise.

        We seek to deliver a joyful shopping experience, regardless of sales channel. Our consumer experience includes knowledgeable and consultative sales associates, appealing and thoughtfully curated stores, immersive in-store trials, engaging and convenient online shopping, and fast and flexible delivery. The Casper experience allows consumers to seamlessly navigate between online and offline channels, eliminating boundaries, and reducing the friction associated with traditional purchases. Currently, we distribute our products directly to customers in seven countries through our e-commerce platform, 60 Casper retail stores, and 18 retail partners.

        In our first five years, Casper has experienced rapid growth. We believe our consumer focus, innovative products, and multichannel go-to-market strategy differentiate us both from legacy competitors and new entrants. For the years 2018, 2017, and 2016, our net revenue was $357.9 million, $250.9 million, and $169.1 million, respectively, representing a 45.5% CAGR, and for the nine months ended September 30, 2019 and 2018, our net revenue was $312.3 million and $259.7 million, respectively, representing 20.3% year-over-year growth.

The Sleep Economy

        We believe that the Sleep Economy represents a rapidly growing and traditionally fragmented market.

        Consumers are increasingly recognizing quality sleep as a key component of a healthy lifestyle. There are many factors affecting sleep quality, including light, sound, temperature and humidity, mattress and bedding selection, as well as bedtime and wake-up rituals. Importantly, we believe that sleep consists of more than just the act of sleeping, and instead, includes the entire set of human behaviors that span from bedtime to wake-up and affect sleep quality—this is what we refer to as the Sleep Arc. With outspoken proponents, from CEOs and business leaders to celebrities and professional athletes, the concept that high-quality sleep is critical to health and wellness is becoming well known. Further, as consumers become educated around the serious potential health consequences of poor sleep, they are poised to spend more on sleep products in the same way that they have increased spending in other areas of health and wellness. However, unlike other categories of health and wellness, historically there were no powerful brands that provided holistic solutions to the Sleep Economy. Instead, the Sleep Economy has traditionally been characterized by a fragmented set of providers across different products, services, and use cases.

        Our approach is to offer products and services across the entirety of the Sleep Arc under one brand. Our offerings encompass traditional sleep categories for consumers, such as mattresses, soft goods, and bedroom furniture, and are increasingly focused on non-traditional categories, including products that promote the ideal ambience for sleep, such as lighting, sound, scents, temperature, and humidity; sleep technology, such as tracking devices, medical machines, bedside clocks, and connected devices; sleep supplements, such as sprays, pills, and vitamins; and sleep services, such as digital apps, meditation, sleep programming, and counseling. Beyond the daily sleep needs of adults, we aim to meet a range of use cases with unique product and service needs, such as for travel, children and babies, and pets. We believe we are the first company that understands and serves the Sleep Economy in a holistic way.

The Sleep Economy is Large and Growing

        The Frost & Sullivan Assessment forecasts the global Sleep Economy to be $432 billion in 2019, growing at a CAGR of 6.3% to $585 billion by 2024, and forecasts the U.S. Sleep Economy to be $79 billion in 2019, growing at a CAGR of 3.6% to $95 billion by 2024.

Global Sleep Economy, 2019-2024

        The global Sleep Economy is comprised of a variety of products, services, and applications.

        The total market size of the categories and geographies we currently address is $67 billion in 2019, leaving significant opportunity for growth.

Casper's Sleep Economy Opportunity in 2019

Growth of the Sleep Economy is Driven by Attractive Trends

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  Consumers are increasing their expenditure on wellness.  A 2018 report by the Global Wellness Institute estimated the global wellness industry to be $4.2 trillion in 2017, having grown at a 6.4% CAGR since 2015. The same Global Wellness Institute report estimated the fitness and mind-body market size to be $595 billion in 2017 and the healthy eating, nutrition and weight loss market size to be $702 billion in 2017. Sleep is quickly gaining importance as the third pillar of health and wellness alongside fitness and nutrition as consumers begin to take their sleep and its impact on their health more seriously, thereby accelerating the growth of the Sleep Economy. According to the Frost & Sullivan Assessment, the global consumer mattress industry grew at a 12.8% CAGR from 2014 to 2018, and the global consumer sleep industry grew at a 9.3% CAGR over the same period.

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  Heightened consumer awareness of the importance of sleep.  According to a 2016 report by the Better Sleep Council, consumers rate sleep as the single most important factor for their health and wellbeing. Additionally, nearly a third of Americans are dissatisfied with the quality of their sleep, and nearly 40% have undertaken a strategy, using a product or service, to improve the quality of their sleep.

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  Consumers are demonstrating a willingness to invest in the quality of sleep.  People of all ages are increasingly willing to invest more money into their sleep experience as evidenced by purchases of higher quality products and investment in new sleep technologies such as wearable sleep trackers. A 2016 study from the Better Sleep Council found that the price that consumers expect to pay for a quality mattress had increased by 19% from 2007 to 2016.

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  Replacement cycles for sleep products are shortening.  The consistent replacement cycle of sleep products creates a resilient market, even during periods of economic downturn. Consumers are increasingly aware of the benefits of replacing their sleep products. The Better Sleep Council found that the mattress replacement cycle in the U.S. accelerated by 14% from 2007 to 2016.

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  Growth of the commercial sector of the Sleep Economy.  According to the Frost & Sullivan Assessment, the commercial sector of the Sleep Economy, including hotels, airplanes, and healthcare facilities is also poised for growth, as businesses invest in the sleep experience in commercial and medical environments in response to consumer demand. The Frost & Sullivan Assessment estimates the global commercial sleep market to be $96 billion in 2019, growing at a CAGR of 4.6% to $121 billion by 2024. Leading hotel brands are prioritizing the sleep experience by investing in better quality bedding, comfort maximization, and connected in-room sleep innovations. In addition, leading airlines such as American Airlines are expanding their in-flight sleep offerings by providing luxury sleep kits, enhanced bedding, and sleep accessories.

Our Competitive Strengths

        We believe we are changing the way that people shop for sleep by transforming what has historically been an impersonal, highly-pressured, one-time transaction into a rewarding and long-term relationship. Sleep products are highly personal and purchases of sleep products can require substantial consumer time and research. We understand that the path to purchase typically includes multiple touchpoints across both physical and online sales channels and can span weeks or months of education and deliberation.

        We have built a company based on this understanding of our consumers' purchasing behavior, with a focus on building long-term relationships where consumers return again and again to shop for more sleep products and services. We believe our trusted brand, continued investment into the consumer experience, innovative products, multi-channel approach, and relentless focus on data have resulted in strong customer relationships with significant lifetime values. We have compelling experiences with customers making repeat purchases despite the fact that the traditional replacement cycle of many of our products is longer than Casper's existence. From Casper's beginning through September 30, 2019, we have seen more than 16% of customers who have purchased at least once through our direct-to-consumer channel return to purchase another product. Importantly, 14% of our customers returned within a year of their original purchase (excluding those customers whose original purchase date was less than one year prior to September 30, 2019 and had not made a repeat purchase as of that date). Further, 20% of customers in our direct-to-consumer channel during the first nine months of 2019 were repeat customers.

        The following strengths differentiate us from our competitors and drive our success.

A Transformational, Consumer-Centric Sleep Brand

        We see Casper's powerful brand as a market-defining opportunity and an immeasurably valuable asset. Our brand is genuine, trustworthy, and approachable, as well as fun and playful. With $422.8 million invested in marketing from January 1, 2016 through September 30, 2019, we have elevated our brand through a sophisticated, data-driven, and integrated marketing strategy. The success of this strategy has helped us build our brand into a household name and created a large and highly engaged consumer following.

In just five years, our consumer-centric focus has allowed us to achieve the following milestones as of September 30, 2019:

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  31% aided brand awareness amongst the general U.S. population according to YouGov BrandIndex;

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  an estimated 49 billion earned media impressions, based on the number of unique visits to, or views of, a media outlet that mentions Casper, including approximately one billion from social media;

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  a category leader in social media with approximately 50% social share of voice, more than twice as large as our nearest competitor (which is defined as the volume of public references to Casper across social media within the industry);

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  approximately 80% positive brand sentiment (based on data from Salesforce Social Studio indicating that, on average since July 2018, over 80% of engagement with or mentions of the Casper brand across social media reflected a positive sentiment);

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  an NPS of 60; and

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  numerous prestigious brand and marketing awards and honors, including Fast Company's 'Most Innovative Companies,' CNBC's 'Disrupter 50,' Digiday's 'Most Innovative Brand,' and the Shorty Award for best Twitter account.

        Our customers are brand champions and serve as a valuable source of referrals to friends and family, a built-in market as we further develop new products and services, and a source of future growth as they replace previously purchased Casper or competitor products. Based on a recent survey of Casper customers, we are proud that the largest source of new customers for Casper is referrals from happy, satisfied customers to their friends and family. Additionally, our brand attracts new retail partners looking to diversify their consumer profile and increase in-store foot and web traffic. We believe the strength of our brand is integral to the growth of our business, and we will continue to focus on enhancing our brand to maintain and further our competitive advantage.

An Innovative Products and Services Platform Built for Better Sleep

        Since our founding in 2014, Casper has delivered innovative products and services that enable our customers to achieve a better night's sleep. Our story started with our first product, the award-winning Casper mattress, which was rated America's number one mattress in October 2018 and named one of "The Most Influential Products of the Past Decade" by Consumer Reports in December 2019. We subsequently developed a range of mattresses and expanded into pillows, sheets and duvets, bedroom furniture and accessories, sleep technology, and related services.

        Product innovation and excellence lie at the heart of our business. Based in San Francisco, Casper Labs has over 25,000 square feet of fabrication and test space, featuring state-of-the-art capabilities to test against a wide range of factors affecting sleep quality. We employ over 40 dedicated researchers, designers, engineers, and support staff focused on building a better night's sleep through innovative new products and services development and the continuous improvement of existing offerings. Casper Labs controls every aspect of our product offering, including design and construction, material performance requirements, manufacturing protocols, supplier selection, packaging specifications, and quality assurance. We believe that no other company in the category has our level of product development talent, resources, or expertise. Casper Labs innovates throughout the Sleep Economy, expanding the frontiers of sleep through the integration of data science and human-centered research and design.

        Our products seek to address real life sleep challenges by addressing a variety of factors that impact sleep including: the microclimate under the covers, through the regulation of humidity and temperature; comfort and support, through the use of high-quality materials and ergonomic designs; and lighting in the sleep environment, through smart devices that provide sleep-conducive lighting. We also work to address "the little things" in our products, offering innovative features to make the sleep experience better and less stressful. These features range from simple solutions such as head and foot markings on bed sheets for ease of placement, to our gesture-controlled Glow Light.

        We also offer sleep-related services that complement our sleep products. Such services are currently focused on providing a seamless purchase and delivery experience, a range of financing options and extended warranties, online sleep content, and an app that accompanies the Glow Light. For instance, we offer various delivery options, in-home setup services, mattress removal, no-hassle returns, and product warranties that focus on providing fast and quality service options to consumers. We provide consumers, through third-party financing partners, flexible financing solutions allowing consumers to pay over time with rates as low as 0% APR and no hidden fees. With the launch of The Sleep Channel, a social media offering that includes meditations, bedtime stories, and soothing sounds to help you fall asleep, we are broadening our offerings across the Sleep Economy.

        We believe the high-quality nature of our products and continual iterative improvement have helped drive Casper's strong repeat customer business—from Casper's beginning through September 30, 2019, we have seen over 16% of our customers who have purchased at least once returning to make a repeat purchase, with the repeat customer rate reaching 20% for the first nine months of 2019. These repeat consumers most frequently return to purchase the same product—for example, a mattress customer returning to purchase a second or third mattress, which indicates our customers are looking for sleep solutions for other bedrooms and, in some cases, have shortened traditional replacement cycles for their existing sleep products. We believe that, as existing customers return to Casper for additional bedroom solutions, we have the opportunity to offer these customers more holistic sleep solutions in adjacent categories, particularly as our product portfolio and cross-sell capabilities grow.

A Joyful Consumer Experience

        We believe a joyful consumer experience differentiates us from legacy competitors. Our consumers benefit from knowledgeable, consultative sales associates, appealing and thoughtfully curated stores, immersive in-store trials, engaging and convenient online shopping, and fast and flexible delivery.

        Our approachable and transparent shopping experience is achieved through:

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  Curated Product Selection Across the Sleep Arc.  We offer a simple product portfolio (typically with "good-better-best" options in each category), avoiding jargon and confusing sales tactics.

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  Simple and Playful Product Education.  We make the science of sleep simple and relatable, helping consumers navigate their choices easily and make an informed decision.

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  Immersive In-Store Trial.  We offer playful, semi-private trial houses in our retail stores and in certain of our retail partnership environments that simulate a sleep experience. For our retail stores, shoppers can book a trial appointment ahead of time.

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  Data Driven, Personalized Service.  Our consumer experience professionals, whom we call Sleep Specialists, guide consumers, in both our retail stores as well as through customer support, through the shopping experience by providing consultative support and education on our products and services, including how they impact the sleep experience for the individual consumer. As Sleep Specialists interact with consumers, they utilize an internal web-based app and third-party CRM system that supports client discovery, product education, and transactions. Additionally, the incentive structure of our Sleep Specialists is not commission-based—an important differentiator for us from many competitors. Throughout their tenure at the Company, our Sleep Specialists receive training and educational materials on the primary factors impacting sleep. Our Sleep Specialists also benefit from advice and training from our Sleep Advisory Board. We believe the incentive structure and training our Sleep Specialists receive helps ensure our Sleep Specialists deliver a joyful, personalized, and consultative consumer experience.

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  Consistent and Transparent Pricing. We remove the stress of haggling and negotiation. Our prices are clear, consistent, and generally fixed across channels.

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  Convenient, Easy Path to Purchase and Delivery.  Consumers can choose to buy online, in-store, or from any of our retail partners (including both online and in-store). Immediate take-home inventory is available for in-store purchases, and we offer several quick delivery options for our retail and online sales.

        Our business is dependent on our ability to attract new customers and retain existing customers through a joyful consumer experience.

A Synergistic, Multi-Channel Go-to-Market Approach

        Sleep products are personal, often significant investments that can require substantial consumer consideration and research. Our data shows that the path to purchase may include multiple touchpoints across both physical and online sales channels and can involve weeks of education and deliberation. Consumers research online, test products in stores, consult friends, and speak with customer service teams, and they expect the companies with whom they interact to facilitate this journey. Unlike many of our competitors, Casper puts the shopping experience on the consumer's terms, empowering them to seamlessly navigate between offline and online channels. We believe our multi-channel expansion creates synergies and that these channels, to date, have proven to be complementary, not cannibalistic. In fact, for the nine months ended September 30, 2019, our direct-to-consumer sales in cities where we have opened retail stores have grown over 100% faster on average than cities without a Casper retail store.

        We distribute our products through a flexible, multi-channel approach, combining our direct-to-consumer channel, including our e-commerce platform and retail stores, with our retail partnerships. We strive to ensure a consistent look, feel, and approach across our channels, product and service offerings, pricing, return policies, warranties, inventory availability, and brand presentation. We believe that consumers increasingly expect consistency between digital and physical retail, and Casper is focused on ensuring the best possible experience for consumers throughout their journey, regardless of channel.

        Our e-commerce sales are generated through casper.com, which has country-specific functionality, and a best-in-class guided user experience supported by Sleep Specialists available through phone, chat, email, and social channels. We have also invested in large digital product and technology engineering teams who develop and maintain our desktop and mobile platforms. Our digital platforms also allow for constant experimentation and rich data collection that enable us to improve key business variables such as pricing offers and promotions, upsell incentives, responsiveness, conversion efficiency, and advertising effectiveness, all of which help inform our marketing mix and attribution models and further our business. Across our e-commerce channel, our AOV increased from $583 in 2017 to $686 in 2018 and to $710 for the nine months ended September 30, 2019. From 2017 through September 30, 2019, while expanding our e-commerce channel, we have maintained 'first purchase profitable' e-commerce economics, defined as gross profit dollars, less marketing dollars, over a specific time period.

        We currently operate 60 retail stores in the United States and Canada. As of September 30, 2019, our existing stores that have been operating for one year or longer are all four-wall profitable. In addition, as of September 30, 2019, our stores that have been operating for one year or longer have averaged approximately $1,600 in annual net sales per sellable square foot, which we believe is reflective of our high volumes of consumer traffic, our ability to successfully engage with consumers to drive sales, our compelling products and services, in-store inventory availability, and an effective pricing strategy. The average capital expenditure was $760,000 for the 26 new retail stores opened in the nine months ended September 30, 2019. Consistent with our experience to date, we target for our future retail stores a cash-on-cash payback period ranging from 18 to 24 months. Consumers have proven to be highly engaged when they experience our retail stores and spend, on average, more than 25 minutes in store when they visit. Across our retail channel, our AOV increased from $437 in 2017 to $720 in 2018 and to $820 for the nine months ended September 30, 2019. For the nine months ended September 30, 2019, we sold an average of 2.4 units per transaction in our retail channel. Our presence in physical retail stores has proven complementary to our e-commerce channel, as we believe interaction with multiple channels has created a synergistic "network effect" that increases system-wide sales as a whole. Driving continued success in our retail store expansions will be an important contributor to our future growth and profitability.

        Additionally, our retail partnerships allow us to further grow our brand reach as we selectively pursue partnerships with like-minded retailers. Currently, we have 18 retail partners, including Amazon, Costco, Hudson's Bay Company, and Target, among others. Casper works with each retail partner to enhance the consumer experience and to best showcase select Casper sleep products. We tailor our approach to each retail partner with a variety of options, including unique floor positioning, visual merchandising, inventory availability, flexible packaging options, training, and marketing support while maintaining consistent brand, pricing, and product offerings across our business.

Agile, Data-Driven Business

        We believe we have more data on consumer sleep behavior than any other competitor, and we use it to enhance all areas of our business. We gather data from a variety of sources including webpage visits, retail store analytics technology, retail points of sale, delivery partners, retail partners, media partners, social media, consumer reviews, inbound consumer interactions, returns, and a variety of third-party data sources. Our in-house teams of data scientists and analysts leverage this data for insights to enhance various areas of our business including new product development, current product improvements, casper.com user experience optimizations, pricing, and delivery improvements.

        Data and analytics are at the heart of our marketing strategy, and we constantly test and experiment to further grow our business. We leverage sophisticated proprietary marketing decision models to inform both our absolute spend and our relative spend allocation among marketing channels, as well as the pacing of spend by part of day and week. The bulk of our data models have been built in-house by a team of data scientists, statisticians, and engineers. We believe this level of insight has not been brought to bear on the Sleep Economy prior to Casper.

A Visionary, Founder-led Team

        Our story began in 2014 with five founders who shared a common vision: bring sleep to the forefront of the wellness conversation. That same spirit of innovation and consumer-focused attitude guides Casper to this day and extends to all members of the organization. We are currently led by a team of experienced executives with diverse industry backgrounds and who have worked for companies such as Amazon, Google, H&R Block, IDEO, Kate Spade, Ralph Lauren, Tesla, Tory Burch, and Wayfair. Our management team has proven track records of generating results through developing powerful consumer insights, designing best-in-class products, and building scalable global operations, all while preserving the same entrepreneurial spirit that drove Casper from the start.

        Our leadership team is supported by a world-class board of directors with experience successfully investing in, building, and running high-growth, consumer-focused global companies. Further, our leadership team is supported by a Sleep Advisory Board assembled from experts in the fields of sleep research, clinical psychology, and integrated medicine who are all committed to Casper's vision and provide a valuable educational resource for our employees on sleep. Our current Sleep Advisory Board members are Dr. Mary Carskadon, a professor in the Department of Psychiatry and Human Behavior at the Warren Alpert Medical School of Brown University; Dr. Jennifer Martin, a professor at the David Geffen School of Medicine at the University of California, Los Angeles; Dr. Frank Lipman, an expert in functional and integrative medicine, founder of Eleven Eleven Wellness Center, and Chief Medical Officer at The Well, both in New York City; and Dr. Michael Grandner, Director of the Sleep

and Health Research Program and Associate Professor of Psychiatry at the University of Arizona College of Medicine. Our Sleep Advisory Board provides advice and training for employees on strategies and techniques for better sleep so that they are able to rest better and be more knowledgeable about the topic of sleep when interacting with customers. Additionally, the Sleep Advisory Board assists the Company with developing and testing products.

Our Growth Strategy

        We have achieved rapid growth, generating 45.5% net revenue CAGR from 2016 to 2018, and 20.3% year-over-year net revenue growth for the nine months ended September 30, 2019. We have also expanded our gross margin from 42.8% in 2016 to 44.1% in 2018 and to 50.7% for the three months ended September 30, 2019, while making significant long-term investments in human capital, research and development, brand-building, and distribution. Our continued investment in and expansion of the Casper brand, distribution, and product offerings will further increase opportunities to acquire new customers and expand relationships with our existing customer base.

        We believe we are creating a meaningful future customer asset. As of September 30, 2019, over 16% of customers who have purchased at least once since Casper's inception have made a repeat purchase, despite the fact that the traditional replacement cycle of many of our products is longer than Casper's existence. This demonstrates that customers are returning to Casper to expand the number of products they own, not merely to replace them—we expect this rate to grow further as we expand our product and consumer offerings for our customers. Importantly, we are also able to acquire these returning customers more efficiently than new customers. While we are proud of our accomplishments to date, we believe the most exciting opportunities for Casper's growth story lie ahead and we intend to pursue the following strategies to help us achieve this growth.

Increase Brand Awareness and Equity to Acquire New Customers

        Increasing brand awareness and growing favorable brand equity among consumers in both existing and new markets has been, and remains, central to our growth. We believe brand familiarity and preference will continue to have a significant role in winning customers as the decision to buy sleep products and solutions is thoughtful and personal.

        Our investment in marketing initiatives from 2016 to September 30, 2019 totaled $422.8 million. In just five years, as of September 30, 2019, we have achieved 31% aided brand awareness amongst the general U.S. population according to YouGov BrandIndex. Additionally, for the nine months ended September 30, 2019, Casper's brand awareness is approximately 36% higher on average than the nearest direct-to-consumer competitor. We are excited about the opportunities that we believe will follow as awareness continues to grow.

        We drive brand awareness through a combination of sophisticated, multi-layered marketing programs, word-of-mouth referrals, experiential brand events, retail expansion, and ongoing product usage. A core tenet of our brand growth strategy is offering consumers increased ways to engage with our products and services, both online and offline through our direct-to-consumer channel and our retail partners. While our retail stores and e-commerce platform enable us to offer consumers direct contact with our brand and experience, our retail partnerships allow us to further extend our brand and experience to wider and different audiences.

Expand Direct-to-Consumer Presence and Network of Retail Partnerships

        We complement our strong online presence by expanding our physical retail footprint to deliver additional consumer touchpoints and increase sales and margin. A greater physical retail presence helps us to not only increase consumer awareness and education, but also to offer convenient product trial opportunities, multiple purchase options, and flexibility in delivery. As of December 31, 2019, we operate 60 retail stores, up from 23 stores at the end of 2018, and are working with l8 retail partners, up from 11 partners at the end of 20l8.

        We plan to continue the rollout of new Casper retail stores to strengthen our footprint in existing cities, while selectively entering into new cities in the United States, Canada, and other international markets. Our new store opening process is highly scalable, and we believe there is a significant opportunity for us to further expand our retail store base. We expect that our typical new stores will have between 1,750 and 2,250 square feet of selling space. Over time, we believe there is an opportunity to have more than 200 Casper retail stores in North America alone. We believe our multi-channel expansion creates synergies and that these channels, to date, have proven to be complementary, not cannibalistic. In fact, for the nine months ended September 30, 2019, our direct-to-consumer sales in cities where we have opened retail stores have grown over 100% faster on average than cities without a Casper retail store. From 2017 through September 30, 2019, while expanding our e-commerce channel, we have maintained 'first purchase profitable' e-commerce economics.

60 Retail Stores and Growing

As of December 31, 2019

        Casper works with each retail partner to enhance the consumer experience and to best showcase select Casper sleep offerings in their physical environments and their online platforms. We tailor our approach to each retail partner with a variety of options, including unique floor positioning, visual merchandising, inventory availability, flexible packaging options, training, and marketing support while maintaining consistent brand, pricing, and product SKU offerings across our business. We believe we have an opportunity to increase sales by adding new locations, with both existing and new partners, and increase volume in existing locations.

        We also believe that the growth of our offline presence elevates the reach of our digital consumer experience. After visiting a store, consumers often continue their experience via our digital platform, significantly increasing the likelihood of purchasing a product. We believe our multi-channel expansion creates synergies and that these channels, to date, have proven to be complementary, not cannibalistic. In fact, for the nine months ended September 30, 2019, our direct-to-consumer sales in cities where we have opened retail stores have grown over 100% faster on average than cities without a Casper retail store. We will continue to invest in e-commerce technology, talent, and marketing to complement our physical retail strategy.

Invest in New Products and Services

        We plan to continue to offer products and services that span and work together across the entire Sleep Arc. We believe this expansion will attract new customer segments and retail partners, as well as enhance average order value, increase attachment rate opportunities, and deliver higher overall customer lifetime value.

        In total, the Sleep Economy is large, and Casper has significant room to increase the type and number of sleep-focused products and services sold to consumers. We will continue to diversify our platform by investing in human-centered needs assessment, iterative research and development, rapid prototyping and development cycles, all of which are among Casper's core competencies.

        Casper Labs sits at the center of our ability to continue bringing innovative and enhanced performance-driven products to market with both speed and excellence. Recent product launches embody our philosophy of innovation, such as the humidity-fighting duvet that uses merino wool to help control relative humidity within the bed microclimate, the Casper pillow that uses a pillow-within-a-pillow design to provide both support and comfort, and the Glow Light. Casper's powerful products increasingly cover the entire Sleep Arc, profoundly impact sleep performance, introduce us to new markets and distribution partners, and increase the lifetime value of our customer relationships.

        We anticipate that growth of our products and services will span entirely new categories of the Sleep Arc, including:

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  New Technologies.  We believe that well-designed sleep technology can significantly improve sleep quality and behaviors. We aspire to develop new sleep technologies across the full Sleep Arc, such as products that address the environmental factors of light, sound, touch, and scent. We believe that technology will increasingly play a role in the continuous optimization of a sleep environment.

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  Services and Content.  We plan to offer services that provide customers the opportunity to interact with Casper products in new ways, from sunset to sunrise, including digital apps, meditation, sleep programming and counseling.

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  Use Cases.  The Sleep Economy extends beyond the daily sleep needs of adults. We believe we can broaden the range of use cases addressed by Casper, including additional options for travel, children and babies, and pets.

Drive Continued Operational Excellence

        We are committed to improving productivity and profitability through a number of operational initiatives designed to grow our revenue and expand our margins. To date, Casper has had significant results improving gross margins, achieving 50.7% in gross margin for the three months ended September 30, 2019, up from 42.8% for the year ended December 31, 2016. Overall business profitability will be driven by continued net revenue growth in conjunction with gross margin improvements, continued marketing efficiencies, and generating operating leverage. We believe there is opportunity for continued improvement in gross margins, marketing efficiencies, and operating leverage through these key initiatives:

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  Optimize Price.  Through investment in human capital and technology we intend to continue building a data-based understanding of price elasticity dynamics, promotional strategies and other price management tools to drive optimized pricing for Casper and our retail partners. Based on the strength of our brand and the value proposition of our products, we believe we have pricing power in the market.

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  Reduce Product Returns.  As a young company, we are still learning about the factors affecting customer returns and believe we have the opportunity to reduce customer return rates. We have identified several opportunities that span policy change, process improvement and consumer education to reduce return rates and increase overall customer satisfaction.

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  Invest in Supply Chain.  We plan to continue to make significant investments in our supply chain to meet the requirements of our growing business. Our supply chain is instrumental to both supporting growth and improving business performance. We are constantly looking to improve a number of important consumer and business performance drivers within our manufacturing and delivery network. In particular, we are focused on increasing the speed of our product development cycles, further reducing and standardizing order-to-delivery cycle times, increasing delivery and fulfillment options available to consumers, pursuing driven cost reduction opportunities, qualifying new manufacturing and distribution partners, and continuing our unwavering focus on product quality and consistency. While we currently partner with a number of third-party manufacturing and logistics companies, we are evaluating opportunities to build our own internal capabilities in these areas.

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  Drive Marketing Efficiencies.  Marketing investments are the result of a disciplined process and are measured against both growth and profitability targets. Historically, we have been able to drive nearly $3 of revenue, net of promotions for every $1 of marketing spend. As we continue to grow and scale, we believe we will continue to improve the efficiency of our marketing investments. We believe that with larger budgets and deeper experience, we will benefit from lower media rates and increased data that will improve our proprietary models, multi-channel synergies as our retail stores and retail partnerships grow consumer awareness, purchase occasions as our product and services assortment expands, and purchases from previous repeat consumers.

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  Achieve Operating Leverage.  Casper has invested ahead of our growth in all areas of our business, including human capital, technology, and multi-channel and international distribution. As we continue to grow, we have the opportunity to leverage these investments and realize economies of scale.

Expand into New Countries

        Our vision of becoming the world's most loved and largest sleep company leads to further global growth opportunities. Casper currently operates in seven countries—the United States, Canada, the United Kingdom, Germany, Austria, Switzerland, and France—with product and service offerings tailored to each market by channel but maintaining a consistent brand and consumer experience. We carefully balance brand, creative consistency and global standardization—including leveraging back and middle office, and technology support—balancing local preferences and market tastes in product, sizing, and distribution in order to both ensure strong consumer relevance and maximize company synergies. We intend to expand into new international markets organically, through acquisitions, and through other partnership opportunities, depending on the best product and channel strategy for each country or region. We envision expanding our total international footprint to more than 20 countries, with East Asia as a key focus area.

The Casper Philosophy

        We dream big at Casper and are on a mission to awaken the potential of a well-rested world. We are guided by our conviction in building a business, category, and community that promote great sleep. At Casper, we are mission drivers, collaborators, builders, and pioneers, always trying to deliver a unique brand of humor and wit that we call "zing." We are consumer-centric to the core, and strive to offer a seamless, consultative, and joyful experience focused on improving the way the world sleeps. Our brand is genuine, trustworthy, and approachable, as well as fun and playful. We believe the joy and simplicity we seek to bring to consumers and our retail partners is universally refreshing, uniquely Casper, and the key to revolutionizing how people think about and shop for sleep.

        We are committed to providing consumers with an elevated experience that they can see and feel through our brand, marketing interactions, products, services, and distribution channels. Buying sleep products is a very personal decision, and most consumers take time to research and compare options, solicit advice from friends and family, and draw upon previous experiences before making their final purchase decision. We work tirelessly to engineer shopping experiences that emphasize both the simplicity of our product portfolio (typically with "good-better-best" options in each category) as well as the consistency in the Casper brand experience and product design across all our channels.

        Casper was founded with a consumer-first approach and we continue to leverage customer feedback, behavior, and insights to guide our long-term strategy and daily decision making. Behind the scenes, Casper connects the power of this information to create a cycle of continuous, impactful improvements throughout our business. We are genuinely interested in the feedback and support of consumers, peers, and partners, and believe our work is better for it. Our "zing" and data-driven insights run throughout our business, from creative executions to unique store designs, and from forward thinking retail partnerships to our award-winning, innovative product portfolio.

Products

        The sleep experience extends beyond the time we are asleep. Casper believes sleep solutions should do the same. We envision the sleep experience as an arc, from soothing pre-bedtime rituals, to late night dreams, and awakening rituals. We design products to address the full Sleep Arc because we believe it is the best way to truly improve sleep.

        Our design philosophy is centered on the idea that sleep is both deeply technical and highly personal. Our approach to design is rooted in this belief, which balances the scientific and the emotional aspects. We call it "Cozy Performance" and we express that in every product and experience we design. All Casper products are thoughtfully designed and rigorously tested to provide sleep solutions grounded in consumer needs, preferences, insights, and feedback. We use high-quality materials that provide quality sleep with an emphasis on look and feel.

        We thoughtfully curate our product and service offerings. We offer a limited selection of distinct products in each category at various price points, which target a range of consumer needs and budgets. As we expand our product portfolio, we intend to develop sleep products that address the factors of sight, sound, smell, touch, temperature, humidity, and body position across the full Sleep Arc, which will offer distinct and complementary benefits to our existing offerings. Our current product and services portfolio is comprised of six categories: mattresses, soft goods, furniture, connected sleep, accessories and third-party products, and services.

Mattresses

        At the core of the Sleep Arc, the mattress is the base for a good night's sleep. Our thoughtfully-designed mattresses provide comfort, including ergonomic support, thermal comfort, pressure relief, motion isolation, easy position realignment, and long-term durability. We currently offer mattresses at three different tiers to address the needs of different consumers. Each of our mattresses has our signature "Just Right" feel and utilizes a highly breathable, bouncy, soft top layer over a pressure relieving memory foam layer, which is designed to support, comfort, and cool the body, leading to better-quality sleep. All of our mattresses are designed and engineered in-house by the research and development team at Casper Labs. Additionally, each of our mattresses has a 100-night, risk-free trial and a 10-year limited warranty. All mattresses are compressed, roll-packed, and shipped in our innovative box and delivered to customers through common carrier delivery, in-store pick-up, or in-home set-up.

The Wave Series

        Our Wave Series is our premium mattress collection. We offer the Wave in both our signature foam and spring-hybrid version, both of which come with complimentary delivery and in-home setup.

        The Wave.    Our advanced foam mattress provides ergonomic support and temperature regulation at a premium price point. Measuring 13 inches in height, it has five layers of premium foam including a velvety soft top layer. While traditional pillow-top mattresses tend to sag over time, our soft top layer is built for durability. Additionally, the Wave has our Hyper-Targeted Support technology that utilizes gel pods and surface contouring design to provide for precise and nuanced support of the human body, as well as a humidity-fighting wool cover to provide enhanced cooling. The Wave queen-sized mattress is currently priced at $2,395.

        The Wave Hybrid.    Our most advanced overall mattress combines resilient springs with hyper-targeted ergonomics. Measuring 13 inches in height, it features five layers of premium foam, targeted gel pods to support the hips and core, and fabric-wrapped springs set into a foam perimeter to provide enhanced edge support. The gel pods support the body at key points and the air-flow friendly coils, perforated breathable foam, and humidity-fighting wool cover provide enhanced cooling. The Wave Hybrid queen-sized mattress is currently priced at $2,595.

The Casper Series

        Our Casper Series is our most popular mattress collection. We offer the Casper mattress in both our signature foam and spring-hybrid version, both of which feature Zoned Support technology that provides firmer support under the hips and a softer support under the shoulders for spinal alignment and comfort.

        The Casper.    Our signature mattress measures 12 inches in height and has four layers of premium foam to create the perfect balance of body support, breathability, comfort and spinal alignment. The Casper queen-sized mattress is currently priced at $1,095.

        The Casper Hybrid.    This mattress combines our signature foam mattress design with springs for added support and better cooling technology. Measuring 12 inches in height, this mattress has four layers of premium foam, resilient and gentle coils for added lift, and enhanced edge support with end-to-end springs. The Casper Hybrid queen-sized mattress is currently priced at $1,295.

The Essential Series

        The Essential Series provides our "Just Right" feel at an affordable price point. The Essential mattress provides ergonomic support through a unique combination of pressure-relieving, yet highly supportive foams that are also open cell and highly breathable to enable cooler sleeping.

        The Essential, measuring 11 inches in height, offers an introduction to the comfort of a Casper-engineered mattress. It features streamlined support with three layers of premium foam that include a supportive bottom layer, a pressure-relieving memory foam middle layer, and a soft, resilient, breathable top layer. The Essential is our entry-level mattress, and the Essential queen-sized mattress is currently priced at $595.

The Casper Snug

        The Casper Snug, at eight inches in height, features two layers of our premium, open-cell foam, providing pressure-relieving, highly supportive foams that are also breathable. The Casper Snug queen-sized mattress is currently priced at a retail partner-exclusive price of $495.

        The Casper Snug comes in a unique and innovative "mini-box," which measures just 24 inches in height by 16.5 inches in width. We leveraged new developments in mattress compression and folding technologies to design a finished product that is more compact and portable than our other existing mattress products, thus allowing retail partners who have limited space to carry more of our mattress products on their shelves and their consumers to more easily take our product home from the store.

        Currently, The Casper Snug is available through select retail partners.

Soft Goods

        Sleep soft goods, such as pillows, sheets, and blankets, offer both emotional and functional benefits for consumers. Soft goods have a measurable impact on sleeping quality through breathability, humidity management, and ergonomic support. Due to the intimate nature and high visibility of these products in the home, consumers' decisions are also affected by a number of elements like brand, materials, softness, colorways, and other aesthetic points. Casper has created a line of soft goods that balances the emotional and functional considerations, offering pillows, sheets, duvets, mattress protectors and quilts.

Pillows

        Pillows affect the body's contour and help with spinal alignment. The pillow is the natural extension of our mattress collection to support the sleep journey.

        The Casper Pillow.    Our Original Casper Pillow features an innovative pillow-in-pillow design that is both supportive and soft and utilizes an inner pillow filled with supportive gel fibers and an outer pillow that has a plush, cushioning feel. Fibers of different sizes are blown into the pillow covers, producing pillows that are soft, supportive, and shapeable. The pillow covers are made from high-quality Percale cotton that offers a cool and supple feel that softens with use. The Casper Pillow is offered in two sizes, with the standard pillow size currently priced at $65.

        The Down Pillow.    Our Down Pillow features a unique five-chamber structured design that combines breathability with support. The down used in our Down Pillow is ethically sourced and certified by the Responsible Down Standard. The Down Pillow offers luxurious comfort by combining an airy feel with responsive support. The Down Pillow is offered in two sizes, with the standard size currently priced at $125.

        The Foam Pillow.    Our Foam Pillow has a three-layer design with a supportive inner layer which contours to the head and neck in all sleep positions, while plush outer layers offer cushioning comfort. Designed with tiny channels in the foam, our Foam Pillow circulates air for a cooling sleep experience. It also features low and high density foams for added comfort. The Foam Pillow is offered in two sizes, with the standard size currently priced at $89.

        Bedding.    Bedding can have a significant impact on sleep comfort and Casper believes that bedding should be soft, cozy, and inviting, but also should help manage the sleep microclimate under the covers. Most significantly, ideal bedding should help manage humidity of the microclimate, as high humidity can lead to sweating, discomfort, and restlessness that disrupts sleep cycles and lowers sleep quality. We have developed a variety of bedding products including sheets, duvets, quilts, and mattress protectors offered in a variety of sizes and price points.

        Sheets.    We are changing the conversation around sheets. Consumers have been taught to assign value based on thread count, however higher thread count does not always mean better sleep—and, in fact, higher density threads can actually make sheets heavier and less breathable. We offer three types of sheets, Weightless Cotton, Cool Supima®, and Sateen, all focused on helping manage the sleep microclimate. All sheets and covers offer additional features like securing snaps, visual cues indicating head and foot positions, and high-grade elastic, so consumers spend less time making the bed, and more time sleeping in it. Prices for the Casper Weightless Cotton, Cool Supima® and Sateen queen-sized sheet sets currently start at $95, $120, and $139, respectively.

        Duvets.    We offer two types of duvets: the Down Duvet and the Humidity Fighting Duvet. The Down Duvet, which uses down that is ethically sourced, as certified by the International Down and Feather Testing Laboratory, has a 100% cotton shell and is constructed with proprietary sewn-in chambers to keep the down in place. The Humidity Fighting Duvet has similar features to the Down Duvet but includes an added layer of merino wool that naturally wicks moisture away and to help better regulate temperature and humidity thus avoiding being too hot at night. The queen-sized Casper Down Duvet and Humidity Fighting Duvet are currently priced at $290 and $390, respectively.

        Mattress Protectors.    We provide a waterproof mattress cover to help protect the mattresses against dirt, spills, and normal wear and tear. The mattress protector uses a waterproof laminate sourced from the outdoor apparel industry to provide maximum breathability while retaining waterproofness. The queen-sized Casper mattress protector is currently priced at $95.

        Weighted Blanket.    Our Weighted Blanket is designed to promote relaxation and reduce anxiety. The Weighted Blanket is available in three weight options—10, 15 and 20 pounds. The 15-pound Weighted Blanket is currently priced at $179.

        Quilts.    Our Airy Linen Quilt is made of 100% Belgian flax linen and includes a layer of merino wool to help regulate the sleep microclimate humidity. The queen-sized Casper Airy Linen Quilt is currently priced at $290.

Furniture

        We created a line of furniture that was rigorously designed and tested to further support a positive sleeping experience for our customers. Our furniture offerings provide a natural attachment to our mattresses and consist of a variety of static and adjustable bed frames and a nightstand.

Bed Frames

        Bed frames elevate the mattress and provide support. Our decision to offer bed frames was a direct response to feedback from our customers who wanted ways to customize their sleep experience and to ensure their mattress was properly supported. We have developed multiple bed frames: the Foundation, the Platform Bed, two adjustable bed frame models and the Upholstered Bed Frame. All of our bedframes are flat-packed and designed for easy assembly.

        The Foundation.    Our entry-level bed frame provides an alternative to a traditional box spring. The queen-sized Casper Foundation is currently priced at $300.

        The Platform Bed Frame.    We provide two colors of the Casper Platform Bed Frame. An add-on headboard is also available, offered in three colors providing an attractive addition to any bed. The queen-sized Casper Platform Bed Frame is currently priced at $995 and the matching headboard is currently priced at $495.

        The Adjustable Bed Frames.    We have two adjustable bed frames, the Adjustable that includes head and foot articulation and the Adjustable Pro that includes additional comfort features like under-bed lighting, a massage setting, and increased articulation settings. The queen-sized Adjustable

Bed Frame is currently priced at $1,195 and the queen-sized Adjustable Pro Bed Frame is currently priced at $1,995.

        The Upholstered Bed Frame.    The Upholstered Bed Frame is a fabric-wrapped bed frame offered in three custom textiles. The queen-size Upholstered Bed Frame is currently priced at $595.

The Casper Nightstand

        The Casper Nightstand is designed with a clean, modern look and contains generous storage. We offer The Casper Nightstand in two versatile colors: white and slate. The Casper Nightstand is currently priced at $275.

Connected Sleep

        Technology does not yet play a meaningful role in helping most people sleep, and in fact, often contributes to chronic lack of sleep. We believe, however, that well-designed sleep technology can significantly improve sleep quality and behaviors. There is opportunity for development of new sleep technologies across the full Sleep Arc as well as across environmental factors like light, sound, touch, and scent. We believe that technology will increasingly play a role in improving sleep quality.

The Glow Light

        The Glow Light leverages both science and emotion to enable better sleep throughout the complete Sleep Arc. From winding down naturally, to midnight snacks, to gently waking in the morning, the Glow Light helps our customers achieve better sleep in a simple and clean form through intuitive gesture controls. To develop the Glow Light, we applied millions of data points, as well as years of expertise in sleep research and science to address a top environmental factor—light—that often gets in the way of a good night's rest. While most lights keep us awake, the Glow Light is designed to help lull you in and out of sleep with a warm, gradually dimming light that cues your body for bed and helps to establish healthy sleep patterns. The Glow Light also has a night light lantern mode that lets you take the portable light with you, limiting your exposure to bright overhead lighting which can negatively impact your ability to fall back asleep. The Casper Glow was named one of Time Magazine's Best Inventions of 2019.

        The Glow Light is complemented by the Casper Glow app (available on both iOS and Android) for setup and customization. The app that accompanies the Glow Light also allows you to control dimming timing. For example, timing can be controlled such that, for nighttime, the Glow Light starts to gradually dim, mimicking a sunset; in the morning, the light starts to gradually brighten, mimicking a sunrise, easing you into the day and out of sleep. The app also helps control up to six Glow Lights that can be networked together using built-in Bluetooth technology. The Glow Light is currently priced at $129.

Accessories and Third-Party Products

        We design and curate products and services across The Sleep Arc. Our accessories and third-party products address various needs along The Sleep Arc and help promote sleep quality for consumers.

The Casper Dog Bed

        Inspired by our belief that our dogs deserve to live in a well-rested world too, we engineered a durable dog bed to create a comfortable sleep environment for all dogs. Inspired by denning behavior, the Casper Dog Bed includes a bolster that provides security and a loose center section to allow for digging and nesting behavior. The medium-sized Casper Dog Bed is currently priced at $150.

  Nap Pillow

        The Nap Pillow is a smaller version of the original pillow, giving consumers the ability to take the comfort of Casper anywhere. The Nap Pillow is made with fine, silky microfibers and finished with breathable Percale cotton, to help sleep cool. The Casper Nap Pillow comes in one-size-fits-all with a mini pillowcase and drawstring travel bag, and it is currently priced at $35.

The Mattress Topper

        The Mattress Topper is a plush topper that offers Casper comfort on any mattress. The Mattress Topper measures three inches in height and consists of an Alt-Latex top, Graphic Latex middle and viscoelastic bottom to create a soft, buoyant feel. The queen-sized Mattress Topper is currently priced at $295.

Third-Party Products

        Casper is frequently approached by other innovative companies seeking to introduce their products to our customers. Likewise, our customers look to us for recommendations on additional products that can help them achieve better sleep. As a result, we occasionally partner with other companies on curating and selling third-party products that we believe enhance the sleep experience and reinforce our position as an authority on sleep.

        The products we curate are designed and produced with the same high standards as our own. Additionally, the data collected on third-party product transactions helps to inform our consumer-centric strategy and product development pipeline. Any third-party product we offer is designed to address consumer needs across The Sleep Arc, and the portfolio of products is continuously evolving based on consumer feedback, product performance, and seasonality, among other factors.

Services

        We offer services that complement and complete the sleep experience. Our service offerings are currently focused on providing a seamless purchase and delivery experience, an extended warranty and providing a range of financing options. We offer various delivery options, including in-home set-up, as well as mattress removal, no-hassle returns, and product warranties that all focus on providing enhanced speed and quality of experience to consumers. We also offer flexible financing solutions through third-party financing partners which allow customers to pay over time with rates as low as 0% APR and with no hidden fees.

        We aim to offer services that provide customers the opportunity to interact in new ways. In early 2019, we launched The Casper Sleep Channel—providing complimentary and engaging social media platform offering meditations, bedtime stories, and sounds to help you fall asleep. The Casper Sleep

Channel content is informed by members of our Sleep Advisory Board. With the launch of The Casper Sleep Channel, we are demonstrating our leadership across the Sleep Arc and further owning the hour before bedtime.

Consumer Experience

        To match our innovative product and distribution strategies, we have invested in developing a differentiated consumer experience, centered on sleep and the consumer.

        Our consumer-centric approach manifests in many ways, from our simple, intuitive product education, to immersive trial environments in our retail stores, to personalized sleep consultations from our Sleep Specialists, to seamless delivery and 100-night mattress trial.

        Below are the key components of our consumer experience across channels:

        Through our approach to offering a differentiated experience, we strive to build meaningful and long-term relationships with consumers. Since our founding, we have established a base of more than 1.4 million customers who have slept over an estimated 800 million nights on our mattresses. Our customers demonstrate their satisfaction by returning to buy more and more Casper products.

Consumer-Centric Channel Strategy

        We meet consumers where they prefer to engage with us through our direct-to-consumer platforms and retail partners. We offer a consistent Casper experience that is centered on sleep across all channels.

        Buying sleep products is a very personal decision, and most consumers take time to research and compare options, solicit advice from friends and family, and draw upon previous experiences before making their purchase decision. As consumers move between the online and offline channels to inform their decisions, we work tirelessly to engineer shopping experiences that emphasize both the simplicity of our product portfolio, as well as the consistency in the Casper brand experience and product design across all of our channels. Unlike most other Sleep Economy companies, Casper puts the shopping experience on the consumers' terms, empowering them to seamlessly navigate between traditional offline and online boundaries. Our go-to-market approach leverages multiple channels to create a differentiated and joyful experience, eliminating friction and boundaries. The Casper experience allows consumers to seamlessly navigate between online and offline channels, eliminating boundaries, and reducing friction associated with traditional purchases.

Direct-to-Consumer Channel

        Casper.com provides a friendly and educational shopping experience, inviting consumers to enter and explore our brand. The site offers our entire product portfolio and features sleep education, empowering the consumer to design a sleep experience that meets their individual needs. The website delivers differentiated customer service by allowing consumers to communicate with a Sleep Specialist directly through the "talk to a human" portal including phone, chat and email support. Because our website serves as a touchpoint for consumers at various points in their journey, our goal is for casper.com and retail locations to feel like one continuous store. As such, we use our website to facilitate discovery of our physical locations through our store directory and sleep trial appointment portal.

        Since our founding, consumers began knocking on the door of our first office to try Casper products, and we quickly recognized the importance of physical retail. This prompted us to launch sleep-centered pop-up stores, develop a "Napmobile" that crossed the United States and Canada, and to experiment with a wide variety of interactive and experiential retail concepts. We have leveraged those experiences and data to design our stores from the ground up.

        We launched our first retail concept in Los Angeles in 2015, followed by permanent retail stores in San Francisco and New York in 2017 and 2018, respectively, and we now have 60 retail store locations across the United States and Canada. Our retail stores are thoughtfully designed to deliver an intimate trial experience and the opportunity to interact with our full portfolio of sleep products in a fun, relaxed manner. The store environment is bright, cheerful, sleep-themed, and full of delightful features. The retail stores feature a modular, flexible design to optimize individual store flow, enabling different floor set-ups as we launch new products, reflect seasonal changes, and improve client flow. Each store stocks nearly all of our products in inventory, allowing consumers to take products home immediately if they wish to.

        Our retail store culture is built around a "one team" concept with deep expertise from a variety of top retailers and industries. They are data-driven, highly iterative, and obsessively responsive to consumer feedback. We staff our retail stores with trained Sleep Specialists who are able to provide consumers a consultative and personal experience by listening carefully and then recommending the best solutions to address their sleep needs and budget.

        We believe there is an opportunity to have more than 200 Casper stores over the coming years in North America alone. We undertake extensive market research and leverage both internal proprietary models and third-party tools to select optimal high foot-traffic and visible locations to open our retail stores. We have developed new store opening procedures, using each new opening as a learning opportunity to refine the process further. This strategy focuses on maximizing the probability of our stores' success while balancing cost control and speed to open.

Retail Partnerships

        Our network of retail partners' stores and websites improves Casper's brand awareness, builds credibility and opens up new geographies and demographics to us. We are often approached to work with industry-leading retailers and selectively partner with those that have an image and approach that are consistent with our mission and values. These relationships are mutually beneficial, as the Casper brand and quality of offerings help drive foot and website traffic in key demographics for our retail partners, while also increasing traffic to casper.com and Casper stores in the cities where we have retail partnerships.

        Our network of retail partners' stores and websites improves Casper's brand awareness, builds credibility and opens up new geographies and demographics to us. We are often approached to work with industry-leading retailers and selectively partner with those that have an image and approach that are consistent with our mission and values. These relationships are mutually beneficial, as the Casper brand and quality of offerings help drive foot and website traffic in key demographics for our retail partners, while also increasing traffic to casper.com and Casper stores in the cities where we have retail partners.

        Currently, we have 18 retail partners, including Amazon, Costco, Hudson's Bay Company, and Target, that sell our products across the United States, Canada, the United Kingdom, France, and Germany. Generally, Casper products sold through retail partners are consistent with respect to the SKUs, pricing, customer service support and features (e.g., 100-night mattress trial) offered in our direct-to-consumer channel to ensure a cohesive customer-centric focus across all channels. We do however restrict product offerings to match each partner's target consumer positioning and to provide differentiation for our direct-to-consumer channel.

Marketing

        Casper's sophisticated, integrated marketing strategy engages consumers wherever they are, enabling us to be the go-to authority for sleep insights and solutions. We constantly evaluate and adapt our marketing strategy using proprietary models that drive investment spend, channel strategies, and creative mix. From 2016 to September 30, 2019, we have invested $422.8 million in marketing, including $126.2 million in 2018.

        The key tenets of our marketing strategy are:

        Creative Brand Messaging.    From the beginning, our brand voice and aesthetic focus have set us apart in an industry that in our view desperately needed a wake-up call. All Casper campaigns are led by our in-house marketing team and creative studio, ensuring consistency across the brand and business. Our brand narrative has expanded beyond emotional and functional storylines, to champion the importance and power of sleep, which we see as a key long-term differentiator. We believe our messaging reinforces our creative and joyful brand while conveying the value of our products, differentiating us from the transaction-driven campaigns of many of our competitors.

        Channel Flexibility.    We directly engage consumers across a dynamic array of marketing channels. We strive to maintain consistent messaging across all platforms, creating a cohesive network of touchpoints. We have a diverse media mix—currently half of our spend is currently allocated to online and half offline. We utilize television, paid search, paid social media, direct mail, radio, podcasts, print media, affiliates, display/digital video, and retail partnership marketing.

        Direct Engagement Across Social Platforms.    We are proud of the success of our direct engagement approaches. We have pioneered new ways within our industry to engage consumers across social media platforms including Facebook, Instagram, YouTube, and Twitter. We were among the first to capture the "unboxing" phenomenon, where customers shared social media videos of themselves opening their new Casper mattresses, converting customers into brand advocates. We are a category leader in social media with approximately 50% social share of voice market share as of September 30, 2019—more than twice as large as the nearest competitor. Further, we have an NPS of 60 as of September 30, 2019. We leverage our ability to interact directly with consumers to build meaningful, long-lasting consumer relationships.

        Data-Driven Allocation Decisions.    Our marketing approach reflects our focus on constant, data-driven experimentation and advanced analytics, and we are constantly optimizing return on marketing investment. We gather feedback in real-time, which we then leverage to improve our purchasing experience processes. We use in-platform reporting (such as Google AdWords and Facebook Ad Manager), our own in-market testing, and a variety of third-party measurement tools (such as iSPoT.tv) to gather and analyze data. We have proprietary marketing decision models that inform both our absolute spend, relative spend allocation among marketing channels and the pacing of spend by part of day and week. The bulk of our data models have been built in-house by a team of statisticians and engineers. Our data, experimentation and analytics sit at the heart of our marketing efforts, helping us to optimize our programs and identify opportunities for testing and expansion.

        Strong Brand Awareness.    Casper's marketing effectiveness has made it a trusted brand name with strong brand awareness. In just five years, as of September 30, 2019, we have achieved aided brand awareness of 31% amongst the U.S. general population according to YouGov BrandIndex. Additionally, for the nine months ended September 30, 2019, Casper's brand awareness is approximately 36% higher on average than the nearest direct-to-consumer competitor. Casper also generates a significant amount of positive press endorsement and credible third-party reviews and accolades. In 2018 alone, Casper generated over 15 billion earned media impressions, over 1,600 press articles, and 15 awards. Over the years, Casper has won many prestigious awards for our business, brand, products, and leadership—including Fast Company's 'Most Innovative Companies,' CNBC's 'Disrupter 50,' Digiday's 'Most Innovative Brand,' TIME's 'Invention of the Year,' and EY's 'Entrepreneur of the Year.' We believe that this unbiased validation of Casper is an effective marketing tool. We promote select articles and awards in paid social media, in our advertising, on our website, and on retail packaging to reinforce trust and credibility in our brand and business.

Research and Development

        From its founding, Casper recognized the importance of bringing reimagined and performance-based sleep products, services, and experiences to market. We believe product, services, and experience innovation is a key differentiator and we invest significant resources into research and development. Our research and data-driven development process is rooted in three types of insight:

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  Consumer Needs and Behaviors.  Physical and emotional needs around sleep, sleep rituals, and consumer shopping behaviors regarding sleep products and services.

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  Sleep Science.  Biology and physics of sleep and how our products and experiences can leverage those disciplines to improve the quality of sleep.

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  Manufacturing.  Study of materials and manufacturing methods that help to perfect sleep science in order to address consumer needs.

        These combined insights guide us to new product, service, and experience ideas and new interpretations of existing product solutions.

        We look to create products that solve human sleep needs. We typically do not rely on third parties for ideas or white-label existing products or services. Instead, we perform regular and detailed qualitative field work and deep quantitative studies to understand consumer sleep patterns, behaviors, and preferences. We review primary scientific literature regarding sleep and work with our Sleep Advisory Board in concept generation and validation. We then enter an iterative process of prototyping and testing to refine and further validate ideas. Once we finalize design, materials selection and supply base, we move into production validation and manufacturing with third-party vendors. We believe this insight-led, iterative approach is unique in our industry.

        Our product development and innovation team is based at Casper Labs in San Francisco. With over 40 researchers, scientists, engineers and support staff, Casper Labs is focused on building a better night of sleep through new product and services development and the continuous improvement of existing offerings. The Lab itself features over 25,000 square feet of fabrication, test space, and machinery to facilitate experimentation and the development of new offerings. Casper Labs controls every aspect of our product offerings, including requirements, design and construction, material performance requirements, manufacturing protocols, supplier selection, packaging specifications and quality plans, among others. We perform simulated and human subject testing through our in-house sleep lab both at Casper Labs and with third-party partner labs. Casper Labs features state-of-the-art testing capabilities allowing us to test against a wide range of factors, including pressure, humidity, temperature, firmness, bounce, support, airflow, thermal resistance, compression, durability, sink and ergonomics. Further, through Casper Labs, we have developed a number of proprietary tools and tests to help measure certain aspects of sleep quality, including spinal alignment, sleep microclimate tracking and sleep state tracking, among others. We apply this rigorous testing model to each of our offerings so that we are continuously improving the way people sleep.

        From January 1, 2017 to September 30, 2019, we invested $27.7 million in research and development, and we expect to continue to invest in our product development capabilities in the future.

Supply Chain

        We manage a global supply chain of highly qualified, third-party manufacturing and logistics partners to produce and distribute our products. We work with partners who deliver production flexibility and scalability, can support new products, help our growing channel strategies, deliver low costs, and meet other required operational needs. Our global supply chain management team, including personnel in the United States, Europe, and Asia, manages these relationships and processes. This team researches materials and equipment, qualifies raw material suppliers, and assesses potential manufacturing partners for advanced production and quality assurance processes. They also direct our internal demand and production planning, approve and manage product purchasing plans, and oversee product fulfilment and transportation. We work with our manufacturing partners to ensure product quality and manufacturing process efficiency.

        We currently have third-party manufacturing partners located in various locations, including the United States, China, India, Canada, Germany, Belgium, and the United Kingdom, among others. We hold our manufacturers to rigorous quality and product conformance standards through frequent involvement, reporting requirements, contractual standards, and regular product and facility inspections. We create and provide the specifications for our products, own many of the molds and tooling that are critical in production of our products, and work closely with our manufacturing partners to improve their yield and efficiency. As such, our manufacturers are not required to have unique skills, technologies, processes, or intellectual property that factor into our ability to migrate to other manufacturing partners. While we have selected manufacturers for commercial and operational reasons, there are alternative firms that we believe we can qualify and engage to supply products and materials of the same quality, in similar quantities, and on substantially similar terms as our current providers. We have improved our supplier portfolio stability with standard master service agreement terms. Further, to facilitate supplier collaboration and enhance order visibility, we have invested in enterprise resource planning technology and improved our advanced internal forecasting capabilities.

        The primary raw materials and components of our mattress products include foam, cotton, fabrics and roll goods that consist of fiber, ticking and non-woven materials. Non-mattress products' primary raw materials and components include steel, cotton, linen, wood, plastic, LED lighting materials, fabrics and roll goods, consisting of fiber, ticking and non-woven material (polyurethane foam, polyester fabric, wood, aluminum, steel, plastic, fiber, down, cotton and wool). We believe many of these materials are available from multiple vendors. We stipulate approved suppliers and control the specifications for key raw materials used in our products utilizing product lifecycle management software along with advancements in our qualification and engineering change management processes. We do not directly source significant amounts of these raw materials and components.

        To enforce our stringent product quality standards and exercise additional control over our manufacturing processes, we own product tooling and develop and approve manufacturing processes and quality assurance plans. To ensure consistent product quality, we provide detailed specifications for our products and inspect finished goods both at our manufacturing partners and upon delivery to our third-party logistics partners. As part of our quality assurance program we have developed and implemented comprehensive product inspection and facility oversight processes. These processes are performed by our employees and third-parties, who work closely with our suppliers to assist them in meeting our quality standards, improving their production yield, and throughput.

Distribution and Inventory Management

        Approximately two-thirds of our mattresses are shipped directly to our customers from our manufacturers. This inventory strategy allows us to minimize inventory investment while providing an average order to delivery period of less than three days. We also work with multiple third-party logistics providers to warehouse our products and manage shipments to our customers. These providers manage distribution activities including product receipt, warehousing, certain limited product inspection activities, and coordinating outbound shipping. They are strategically located in key markets to provide fast order-to-delivery times. Our warehouse management system at these distribution centers interfaces with our order management and enterprise resource planning systems to ensure inventory visibility and management. We believe our domestic and international providers have sufficient expansion capacity to meet our future needs.

        In addition to our warehouse management partners, we also partner with a provider of in-home set-up and removal for select products for consumers that opt into such services, in the majority of our city markets. In connection with the in-home set-up service, our customers can schedule and manage the delivery of their orders for certain products, with two of our key city markets offering same day scheduling. We manage inventory by forecasting demand, analyzing product sell-through, and analyzing our supply chain to ensure sufficient availability.

Competition

        We operate across the Sleep Economy, including in the mattress, soft goods, bedroom furniture, sleep technology and sleep services industries. We compete primarily on brand awareness, innovation, product quality and breadth, the quality of shopping experience, price, speed of delivery and product performance. The competitive environment of the industries in which we operate causes us to be subject to the risk of loss of market share, loss of significant consumers, reductions in margins and the inability to acquire new consumers.

        Within the mattress category, we compete primarily with legacy mattress manufacturers, retailers, and direct-to-consumer companies. Among the legacy mattress manufacturers, we compete with nationally recognized brand names such as Tempur Sealy International, Serta Simmons Bedding, and Sleep Number. With respect to direct-to-consumer providers, we compete with more recent entrants to the market, such as Purple and Leesa.

        Within the soft goods category we compete in a diverse and fragmented market that includes new direct-to-consumer entrants such as Purple, Leesa, and Brooklinen, home goods brands of large retail chains such as Wal-Mart, Bed Bath & Beyond, Bloomingdale's and Macy's, designer labels such as Ralph Lauren and Martha Stewart and legacy mattress manufacturers such as Tempur-Sealy that also sell soft goods.

        With respect to the bedroom furniture category, which includes nightstands, bedframes and lighting, we compete mainly with department and furniture stores, including IKEA, Pottery Barn and West Elm, and primarily online retailers such as Amazon, Wayfair and Overstock.com.

        Finally, in the broader sleep category, which includes sleep technology, supplements and scents, among other things, we compete against a vast variety of fragmented firms across multiple industries.

Intellectual Property

        We have developed proprietary technologies that we believe provide us with an advantage in the Sleep Economy in which we operate. We seek to protect our intellectual property rights, including our intellectual property rights in these proprietary technologies, through patent, trademark, copyright and trade secret laws, as well as confidentiality agreements and other contractual provisions to restrict access to and disclosure of our intellectual property. Although many of our patents, trademarks, copyrights, and other intellectual property rights are not material to our business individually, we believe that, in the aggregate, our intellectual property rights have significant value and are important to the marketing of our brand and the favorable perception of our products.

        We own approximately three issued U.S. utility patents, six pending U.S. patent applications and 16 pending foreign patent applications. If the U.S. utility patents currently issued to us are maintained until the end of their terms, they will expire in 2035. We have also obtained protection for certain of our product designs. We own at least one registered design in each of Europe, Brazil, Canada, China, and Mexico, six in Australia, and own four U.S. design patents and ten U.S. design patent applications. Assuming they are maintained, the U.S. design patents currently issued to us will expire between 2031 and 2034, and the foreign design registrations will expire between 2025 and 2044. We also own approximately 30 U.S. trademark registrations, 126 foreign trademark registrations, 25 pending U.S. trademark applications and 51 pending foreign trademark applications, including for the marks Casper, A New Day in Sleep, Bedtime is Back, Great Minds Sleep Alike, and It's Bedtime Somewhere. While trademark registrations in both the United States and foreign countries have terms of limited duration (which may vary from country to country), there is no limit on the number of times that the registrations may be renewed if they remain in use in commerce, and if all required filings and payments are made with the applicable trademark offices. Further, even if a federal registration of a trademark in the United States is not renewed, the owner of the trademark may retain its common law trademark rights thereafter, for as long as the marks remain in use in commerce in the applicable state(s). Additionally, we own two U.S. copyright registrations and three Canadian copyright registrations. We do not view any of these registered copyrights as material to our business. For a discussion of the risks related to our intellectual property, see "Risk Factors—Risks Related to Our Business—Our efforts to protect and maintain our intellectual property may not be successful. Competitors have attempted and will likely continue to attempt to imitate our products and technology. We may not be able to prevent competitors from developing similar products or from marketing in a manner that capitalizes on our intellectual property. If we are unable to protect or preserve our intellectual property, our business may be harmed, and if our products or marketing violate the intellectual property rights of others, we may have liability and may be required to change our products and business practices."

Technology

        Technology is at the core of our strategy, powering our operational capabilities and the sustainable scalability of our platform. We believe that continuous investment in our technology has given us a competitive advantage and enabled fast innovation. Our service-oriented architecture combines custom, developed in-house applications with third-party software and services. Our infrastructure and services architecture provide security and data isolation.

        We use IT systems to operate, analyze and manage our business, to reduce operating costs and to enhance our customers' experience. Our main operating system, Oracle JD Edwards, is the core of the technology suite we use to enable the daily operations of our business. We leverage capabilities from technology leaders such as Oracle and Salesforce to run both packaged applications and internally designed and developed solutions. We run our technical operations from our headquarters in New York. We intend to continue to leverage our existing IT capabilities and invest in IT as a part of our integration and transformation initiatives in an effort to improve quality and create cost efficiencies. See "Risk Factors—We rely significantly on information technology, or IT, and any failure, inadequacy, interruption or security lapse of that technology, or any failure by us or our service providers to adequately protect our or third-party information assets from cyber-based attacks or other incidents could have a material adverse effect on our business, financial condition and results of operations" for a discussion of certain risks that may be encountered in connection with the use of such IT systems. We have implemented administrative and technical measures designed to protect the data we collect and the systems we use from cyber-based attacks, and we have established policies and procedures designed to address and mitigate data security risks. We also utilize technical security measures designed to protect our systems, including computer network defense, firewalls, vulnerability management, endpoint hardening and penetration testing, and we monitor our servers and systems for unauthorized activity. We also rely on third parties to help improve our security.

        We license technology, content and other intellectual property from technology providers and partners when a commercial license and support are available, which can provide added value and operating efficiencies to our business and integrate through our platform.

Employees

        As of December 31, 2019, we employed 597 full-time employees. We also employed 234 part-time employees. We employed 735 people in the United States, 69 people in Canada, two people in the United Kingdom and 25 people in Europe. None of our employees are represented by a labor union or are party to a collective bargaining agreement, and we have had no labor-related work stoppages. We believe that we have good relationships with our employees.

Facilities

        Our corporate headquarters are located in New York, New York, where we occupy approximately 69,000 square feet of office space pursuant to a lease that expires in December 2034, with an option to renew thereafter. We currently lease or license additional office space in San Francisco, California, Toronto, Canada and Berlin, Germany.

        Currently, we operate 53 retail stores across the United States and seven retail stores in Canada. All of our retail properties are leased or licensed from third parties under agreements expiring at various dates from 2019 to 2029, and the average size of our stores is approximately 3,000 square feet. The following table summarizes our domestic store locations by state, as of December 31, 2019:

State	Store Count	State	Store Count
New York	5	Florida	4
California	11	Massachusetts	5
Illinois	3	Minnesota	1
Georgia	2	New Jersey	3
North Carolina	2	Oregon	1
Texas	4	Pennsylvania	2
Colorado	1	Washington	1
Connecticut	1	Tennessee	1
Delaware	1	Missouri	2
Ohio	1	Michigan	1
Virginia	1

        Our retail leases generally have a term of five to 10 years, with the majority of such leases including the right for us to terminate based on certain sales thresholds. A portion of our leases also have five-year renewal options. Most leases for our retail stores provide for a minimum rent, typically with escalating rent increases and generally require us to pay insurance, utilities, real estate taxes and repair and maintenance expenses.

        We believe that our facilities are adequate for our current needs and that, if necessary, suitable additional or alternative space will be available to accommodate our operations.

Legal Proceedings

        We are from time to time subject to various claims, lawsuits and other legal proceedings, including intellectual property claims. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, our potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. We recognize provisions for claims or pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates. If management's estimates prove incorrect, we could incur a charge to earnings which could have a material adverse effect on our results of operations, financial condition, and cash flows.

Government Regulation

        Our mattress and other sleeping products are subject to various foreign, federal, state, provincial and local laws and regulations relating to flammability, sanitation and other standards. We believe that we are in material compliance with all such laws and regulations. In the United States, the federal Consumer Product Safety Commission has adopted rules relating to fire retardancy standards for the mattress industry. Many foreign jurisdictions also regulate fire retardancy standards. Future changes to these standards may require modifications to our products to comply with such changes. Various federal, state and other regulatory agencies may adopt new laws, rules and regulations and compliance with such new laws, rules and regulations may increase our costs, alter our manufacturing processes and impair the performance of our products.

        Moreover, as a direct-to-consumer retailer, we are subject to additional laws and regulations that apply to retailers generally and govern the marketing and sale of our products and the operation of both our retail stores and our e-commerce activities. Advertising and marketing of our products in the United States, for example, are subject to regulation by the FTC under the FTC Act. Among other things, the FTC Act prohibits unfair methods of competition and unfair false or deceptive acts or practices in or affecting commerce. The FTC Act also makes it illegal to disseminate or cause to be disseminated any false advertisement. Similarly, the Canadian Radio-Television and Telecommunications Commission, or CRTC, has enforcement authority under the Canadian Anti-Spam Law, which prohibits the sending of commercial emails without prior consent of the recipient or an existing business relationship and sets forth rules governing the sending of commercial emails. This law allows for a private right of action for the recovery of damages or provides for enforcement by CRTC permitting the recovery of significant civil penalties, costs and attorneys' fees in the event that regulations are violated. We are subject to similar laws and regulations in the various jurisdictions in which we sell our products, including, among others, the United Kingdom and Germany. Many of the statutory and regulatory requirements which impact our retail and e-commerce operations are consumer-focused and pertain to activities such as the advertising and selling of credit-based promotional offers, truth-in-advertising, privacy, "do not call/mail" requirements, warranty disclosure, delivery timing requirements, accessibility and similar requirements. In addition, the applicability of existing laws to practices conducted over the internet—in particular laws relating to intellectual property ownership and infringement—is uncertain and evolving. Regulators are also imposing new rules regarding products offered over the internet, including rules regarding taxation and product quality. Many governmental authorities in the markets in which we operate are also considering alternative legislative and regulatory proposals that would impose regulations on internet advertising. We cannot predict whether new laws, rules, regulations or taxes will apply to our business and whether and how we will be affected. See "Risk Factors—Government regulation of the internet and e-commerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and results of operations" and "Risk Factors—We are subject to various advertising and marketing regulations that may result in actions against us."

        We process, use and store data we collect from and about consumers to operate our business and market our products. We may also share consumer information with third-party vendors and service providers in order to facilitate the provision of our products and services. In addition, subject to applicable data privacy and consumer protection laws, we may also share consumer information with certain third parties for marketing purposes. These and related practices—which involve the use of consumer data—are subject to data protection laws, consumer protection laws, and laws regarding unfair and deceptive practices in the jurisdictions in which we conduct business. In addition, we are required to comply with the Payment Card Industry Data Security Standards, or PCI DSS, because we collect credit card information. Increased regulation of data protection, privacy and security may restrict our activities and make it more difficult to reach consumers.

        Both the United States and the European Union are increasingly regulating activities on the internet and e-commerce, including the use of consumer information collected through the internet. In particular, these laws and regulations are increasingly concerned with user privacy and information security. By way of example, the European Union adopted the GDPR, which came into effect in May 2018. The GDPR provides for a number of changes to prior European Union data protection regulation, including imposing more onerous requirements on companies that process personal data EEA individuals. Such requirements include expanded disclosures to inform customers about how we use their personal data through external privacy notice, increased controls on profiling customers and increased rights for data subjects (including customers and employees) to access, control and delete their personal data. In addition, there are mandatory data breach notification requirements. The GDPR and other similar regulations require companies to give specific types of notice and informed consent is required for the placement of a cookie or similar technologies on a user's device for online tracking for behavioral advertising and other purposes and for direct electronic marketing, and the GDPR also imposes additional conditions in order to satisfy such consent, such as a prohibition on pre-checked tick boxes and bundled consents. The GDPR is also enforceable through enhanced administrative fines, which may reach the higher of €20 million or 4% of the global turnover on a group basis, for the most serious violations (as well as the right to compensation for financial or non-financial damages claimed by any individuals under Article 82 GDPR).

        In addition to the GDPR, several proposals are pending before federal, state and foreign legislative and regulatory bodies and in some instances additional laws and regulations have been passed but are not yet effective. These laws may apply to our business practices in the future. For example, California recently passed the California Consumer Privacy Act of 2018, or the CCPA, which went into effect on January 1, 2020. The CCPA gives residents of California many statutory rights similar to those granted to consumers under the GDPR. Also, the EU has proposed the ePrivacy Regulation, which will replace both the ePrivacy Directive and all the national laws implementing this directive. The ePrivacy Regulation, as proposed, would impose strict opt-in marketing rules, change rules about cookies, web beacons and related technologies and significantly increase penalties for violations. It would also retain the additional consent conditions under the GDPR. Such regulations may have a negative effect on businesses, including ours, that collect, process and use online usage information for consumer acquisition and marketing and may increase the potential civil liability and cost of operating a business that collects, processes or uses such information and undertakes online marketing. As the text of the ePrivacy Regulation is still under development, it is currently difficult to evaluate the true impact of the ePrivacy Regulation on our business or operations. See "Risk Factors—Failure to comply with federal, state and foreign laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, could adversely affect our business and our financial condition."

        We are subject to various other federal, state, local and foreign laws and regulations applicable to our business and have established processes for compliance with these laws and regulations. See "Risk Factors—Our business is subject to a wide variety of U.S. and foreign government laws and regulations. These laws and regulations, as well as any new or changed laws or regulations, could disrupt our operations or increase our compliance costs. Failure to comply with such laws and regulations could have a further adverse impact on our business."

MANAGEMENT

        The following table provides information regarding our executive officers and members of our board of directors (ages as of the date of this prospectus):

Name	Age	Position(s)
Philip Krim	36	Chief Executive Officer, Director
Emilie Arel	42	Chief Commercial Officer and President
Gregory Macfarlane	49	Chief Financial Officer and Chief Operating Officer
Neil Parikh	30	Chief Strategy Officer, Director
Jeffrey Chapin	43	Chief Product Officer
Jonathan Truppman	34	General Counsel, Secretary
Elizabeth Wolfson	47	Chief People Officer
Anthony Florence	51	Director
Diane Irvine	61	Director
Karen Katz	62	Director
Jack Lazar	54	Director
Benjamin Lerer	38	Director
Dani Reiss	46	Director

Executive Officers

        Philip Krim has served as Casper Sleep Inc.'s Chief Executive Officer and as a member of our board of directors since October 2013. Mr. Krim was Chief Executive Officer of Vocalize Mobile, a mobile search advertising platform for small businesses, from January 2010 until July 2013 and Chief Executive Officer of The Merrick Group from January 2003 until December 2009. Since 2016, Mr. Krim has served on the Emerging Leadership Council of the 92nd Street Y. He received a B.B.A. in Marketing from Red McCombs School of Business at the University of Texas at Austin.

        We believe Mr. Krim's knowledge of the sleep industry and many years of experience as Chief Executive Officer of various companies, including ours, make him well-qualified to serve as a member of our board of directors.

        Emilie Arel has served as Casper Sleep Inc.'s Chief Commercial Officer and President since July 2019. Previously, Ms. Arel served as the Chief Executive Officer of FULLBEAUTY Brands, a portfolio of brands in the plus-size apparel space, from November 2017 until June 2019 leading its turn-around out of bankruptcy, as well as the Chief Executive Officer of Quidsi Inc., a subsidiary of Amazon LLC, from April 2015 to September 2017. Prior to that, she served as the Senior Vice President of Retail at Quidsi Inc. from May 2014 to April 2015. Between February 2007 and March 2014, Ms. Arel held a variety of executive and leadership roles at Gap Inc., including Vice President of Stores at Old Navy. Before joining Gap, Inc., Ms. Arel served in various positions at Target Corporation from January 2001 to January 2007. Ms. Arel received a dual M.B.A. from the Columbia School of Business in New York, New York and the Haas School of Business in Berkeley, California, as well as a B.A. in Marketing from the University of St. Thomas in St. Paul, Minnesota.

        Gregory Macfarlane has served as Casper Sleep Inc.'s Chief Financial Officer since January 2018 and Chief Operating Officer since November 2018. Mr. Macfarlane was Senior Vice President of U.S. Retail Products & Operations at H&R Block, Inc., a tax preparation company, from May 2016 until December 2016. Prior to that, he was the Chief Financial and Strategic Officer of H&R Block, Inc. from June 2012 to April 2016. He also served as Executive Vice President and Chief Financial Officer at Ceridian Corporation, a human resources, payment technology, and payroll software company, from 2007 until 2011, and between 1994 and 2007, held a variety of executive and leadership roles at GE Capital, the financial services unit of multinational conglomerate General Electric Company, and in the corporate audit division of the General Electric Company. Mr. Macfarlane received an M.B.A. from the Kellogg School of Management at Northwestern University and a B.B.A from Wilfrid Laurier University in Waterloo, Canada.

        Neil Parikh has served as Casper Sleep Inc.'s Chief Strategy Officer since November 2018 and as a member of our board of directors since October 2013. Mr. Parikh was the Chief Operating Officer of Casper Sleep Inc. from October 2013 to November 2018. Mr. Parikh received a B.A. in Commerce, Organizations, and Entrepreneurship from Brown University.

        We believe Mr. Parikh's knowledge of the sleep industry and many years of experience as our Chief Operating Officer make him well-qualified to serve as a member of our board of directors.

        Jeffrey Chapin has served as Casper Sleep Inc.'s Chief Product Officer since September 2013. Prior to Casper, he founded Common Made LLC, a platform for designers to address societal issues, in May 2013 and served as Principal until April 2016. Prior to that, Mr. Chapin was a Designer at IDEO LP, an international design and consulting firm, from July 2003 until August 2013. Mr. Chapin received an M.S. in Product Design from Stanford University and a B.S.E. in Civil Engineering from Princeton University.

        Jonathan Truppman has served as Casper Sleep Inc.'s General Counsel and Secretary since February 2017. Previously, Mr. Truppman served as our VP Business Development & Legal since February 2015. Between October 2013 and February 2015 and September 2010 and August 2012, he was an associate at Paul, Weiss, Rifkind, Wharton & Garrison LLP, an international law firm, and he served as a law clerk for the Honorable Victor Marrero of the United States District Court for the Southern District of New York from September 2012 through September 2013. Mr. Truppman received a J.D., cum laude, from Harvard Law School and a B.A., magna cum laude, from Columbia University.

        Elizabeth Wolfson has served as Casper Sleep Inc.'s Chief People Officer since June 2017. Previously, she served as a Human Resources Consultant for Casper Sleep Inc. from September 2016 until May 2017. Prior to joining Casper, Ms. Wolfson served as Senior Vice President, Human Resources and Talent at fashion label Tory Burch LLC from August 2015 through August 2016 and as Senior Vice President of Human Resources at Kate Spade New York from January 2012 through March 2014, where she built the company's global Human Resources organization beginning in 2007. Prior to that, from 1996 through 2006, Ms. Wolfson held a variety of Human Resources leadership roles at fashion label Ralph Lauren Corporation. Ms. Wolfson received her B.A. from University of Maryland College Park.

Directors

        Anthony Florence has served on the board of directors of Casper Sleep Inc. since July 2014. Mr. Florence is a General Partner and head of the technology investing practice at New Enterprise Associates, Inc., or NEA, a venture capital firm he joined in 2008. Prior to joining NEA, Mr. Florence was a Managing Director at Morgan Stanley & Co. LLC, where he served as Head of East Coast Technology Banking in New York and as a member of the North American Management Committee for Investment Banking. From October 2010 until November 2017, Mr. Florence served on the board of directors of Care.com, the largest online marketplace for finding and managing family care. He also served on the board of directors of Cvent, Inc., a meetings, events and hospitality technology provider, from July 2011 until November 2016 and currently serves as a director of several private companies. Mr. Florence received an M.B.A. from the Tuck School of Business at Dartmouth and an A.B. in Economics from Dartmouth College.

        We believe Mr. Florence's extensive brand-building and broad technology investment experience make him well-qualified to serve on our board of directors.

        Diane Irvine has served on the board of directors of Casper Sleep Inc. since July 2019. Ms. Irvine previously served as Chief Executive Officer of Blue Nile, Inc., an online retailer of diamonds and fine jewelry, from February 2008 until November 2011, as President from February 2007 until November 2011, and as Chief Financial Officer from December 1999 until September 2007. From February 1994 until May 1999, Ms. Irvine served as Vice President and Chief Financial Officer of Plum Creek Timber Company, Inc., and from September 1981 until February 1994, she worked at accounting firm Coopers & Lybrand LLP in various capacities, most recently as partner. Ms. Irvine currently serves on the boards of directors of Yelp Inc. (on whose board she has served since September 2011), Funko, Inc. (on whose board she has served since August 2017) and D.A. Davidson & Co. (on whose board she has served since January 2018), and previously served on the boards of directors of XO Group Inc. from November 2014 until December 2018, Rightside Group Ltd. from August 2014 until July 2017, CafePress, Inc. from July 2012 until May 2015, and Blue Nile, Inc. from May 2001 until November 2011. Ms. Irvine received an M.S. in Taxation and a Doctor of Humane Letters from Golden Gate University, and a B.S. in Accounting from Illinois State University.

        We believe Ms. Irvine's extensive leadership experience, her financial expertise and her broad public board experience make her well-qualified to serve on our board of directors.

        Karen Katz has served on the board of directors of Casper Sleep Inc. since April 2019. Ms. Katz served as President and Chief Executive Officer of Neiman Marcus Group LTD LLC, an international multi-brand omni-channel retailer, from October 2010 until her retirement in February 2018. Over her 33-year tenure with the Neiman Marcus Group, Ms. Katz served in a variety of executive and leadership roles in the company's merchant, stores and e-commerce organizations, including as Executive Vice President—Stores, a member of the Office of the Chairman of Neiman Marcus Group, President, Neiman Marcus Online, and President and Chief Executive Officer, Neiman Marcus Stores. Ms. Katz has served on the board of directors of The Neiman Marcus Group, LLC since October 2010. In addition, Ms. Katz has served on the board of directors of Under Armour, Inc., a performance footwear, apparel and equipment company since October 2014. Ms. Katz is an advisor to a number of consumer companies, helping their chief executive officers think about strategy, leadership opportunities, as well as engagement with consumers. Ms. Katz is currently the Vice-Chair of the Board of the Perot Museum of Science and Nature in Dallas, Texas, where she lives. From 2017 to 2019, she served as the Chairman of the National Retail Foundation, a non-profit arm of the National Retail Federation, as well as sat on the boards of directors of the National Retail Federation, the pre-eminent retail trade association. Ms. Katz received an M.B.A. from the University of Houston and a B.A. in Political Science from the University of Texas.

        We believe Ms. Katz's extensive experience at the helm of a leading omni-channel retailer and deep understanding of customer experience and engagement make her well-qualified to serve on our board of directors.

        Jack Lazar has served on the board of directors of Casper Sleep Inc. since April 2019. Since March 2016, Mr. Lazar has been an independent business consultant. From January 2014 until March 2016, Mr. Lazar served as the Chief Financial Officer at GoPro, Inc., a provider of wearable and mountable capture devices. From January 2013 until January 2014, he was an independent business consultant. From May 2011 until January 2013, Mr. Lazar was employed by Qualcomm and served as Senior Vice President, Corporate Development and General Manager of Qualcomm Atheros, Inc., a developer of communications semiconductor solutions. From September 2003 until it was acquired by Qualcomm in May 2011, Mr. Lazar served in various positions at Atheros Communications, Inc., a provider of communications semiconductor solutions, most recently as Senior Vice President of Corporate Development, Chief Financial Officer and Secretary. Mr. Lazar has served on the boards of directors of Silicon Laboratories, an analog and mixed signal semiconductor company, since April 2013, Mellanox Technologies, Ltd., a communications semiconductor company, since June 2018 and Resideo Technologies, Inc., a provider of comfort and security solutions, since October 2018. From October

2013 until its sale to Adobe in December 2016, he served on the board of directors of TubeMogul, Inc., an enterprise software company for digital branding. Mr. Lazar also served on the board of directors of Quantenna Communications, Inc., a wireless semiconductor company, from July 2016 until its sale to On Semiconductor in June 2019. Mr. Lazar is a certified public accountant (inactive) and holds a B.S. in Commerce with an emphasis in Accounting from Santa Clara University.

        We believe Mr. Lazar's experience, including past experience as an executive officer, makes him well-qualified to serve on our board of directors.

        Benjamin Lerer has served on the board of directors of Casper Sleep Inc. since July 2014. Mr. Lerer is the Chief Executive Officer of Group Nine Media, which he joined in December 2016. He is also a Co-Founder of Thrillist Media Group, Inc., where he served as Chief Executive Officer from October 2005 to December 2016, and a Managing Partner at Lerer Hippeau Ventures, an early stage venture capital fund he co-founded in 2010. Mr. Lerer serves as Chairman of East River Development Alliance Federal Credit Union and as a Director of Lerer Hippeau Ventures V, LP. He received a B.S. in Political Science from the University of Pennsylvania.

        We believe Mr. Lerer's extensive brand-building, organizational leadership and media and marketing industry experience make him well-qualified to serve on our board of directors.

        Dani Reiss has served on the board of directors of Casper Sleep Inc. since March 2019. Mr. Reiss has been the President and Chief Executive Officer of Canada Goose Holdings Inc. (and its predecessors), a global outerwear company, since 2001 and currently serves as Chairman of its board of directors. Mr. Reiss has served on the board of directors of Polar Bears International (Canada) Inc., a wildlife conservation organization, since September 2014. He has also served on the board of directors of Mount Sinai Hospital Foundation of Toronto since June 2014. Mr. Reiss received a B.A. in English Literature and Philosophy from the University of Toronto.

        We believe Mr. Reiss' extensive leadership and operational experience makes him well-qualified to serve on our board of directors.

Family Relationships

        There are no family relationships among any of our executive officers or directors.

Composition of our Board of Directors

        Our board of directors currently consists of eight directors. Pursuant to our current certificate of incorporation and amended and restated voting agreement, our current directors were elected as follows:

  •
  Messrs. Krim and Parikh were elected as designees nominated by holders of our common stock;

  •
  Mr. Lerer was elected as a designee nominated by holders of our Series Seed redeemable convertible preferred stock;

  •
  Mr. Florence was elected as a designee nominated by holders of our Series A redeemable convertible preferred stock; and

  •
  Mses. Irvine and Katz and Messrs. Lazar and Reiss were elected as designees nominated by holders of our common stock and redeemable convertible preferred stock.

        Upon the consummation of this offering, our amended and restated voting agreement will terminate and the provisions of our current certificate of incorporation by which our directors were elected will be amended and restated in connection with this offering. After this offering, our Amended Charter will provide that our board of directors will be divided into three classes, as nearly equal in number as possible, with the directors in each class serving for a three-year term, and one class being elected each year by our stockholders. Our current directors will be divided among the three classes as follows:

  •
  the Class I directors will be Ms. Irvine and Mr. Reiss, and their initial terms will expire at the annual meeting of stockholders to be held in 2021;

  •
  the Class II directors will be Messrs. Parikh and Florence and Ms. Katz, and their initial terms will expire at the annual meeting of stockholders to be held in 2022; and

  •
  the Class III directors will be Messrs. Krim, Lazar and Lerer, and their initial terms will expire at the annual meeting of the stockholders to be held in 2023.

        Each director's term will continue until the election and qualification of his or her successor, or his or her earlier death, disqualification, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our Company. See the section titled "Description of Capital Stock—Anti-Takeover Provisions—Amended Charter and Amended Bylaws."

        When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person's background and experience as reflected in the information discussed in each of the directors' individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Director Independence

        Prior to the consummation of this offering, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director's ability to exercise independent judgment in carrying out that director's responsibilities. Our board of directors has affirmatively determined that Mses. Irvine and Katz, and Messrs. Florence, Lazar, Lerer, and Reiss are each an "independent director," as defined under the rules of the NYSE. In making these determinations, our board of directors considered the current and prior relationships that each director has with our Company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each director, and the transactions involving them described in the section titled "Certain Relationships and Related Party Transactions."

Committees of Our Board of Directors

        Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and standing committees. We will have a standing audit committee, nominating and corporate governance committee and compensation committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Audit Committee

        Our audit committee will be responsible for, among other things:

  •
  appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

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  discussing with our independent registered public accounting firm their independence from management;

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  reviewing, with our independent registered public accounting firm, the scope and results of their audit;

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  approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

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  overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the quarterly and annual financial statements that we file with the SEC;

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  overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

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  reviewing our policies on risk assessment and risk management;

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  reviewing related person transactions; and

  •
  establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

        Upon the consummation of this offering, our audit committee will consist of Ms. Irvine, Mr. Lerer and Mr. Lazar, with Ms. Irvine serving as chair. Rule 10A-3 of the Exchange Act and the NYSE rules require that our audit committee have at least one independent member upon the listing of our common stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our board of directors has affirmatively determined that Ms. Irvine, Mr. Lerer and Mr. Lazar each meet the definition of "independent director" for purposes of serving on the audit committee under Rule 10A-3 of the Exchange Act and the NYSE rules. Each member of our audit committee also meets the financial literacy requirements of NYSE listing standards. In addition, our board of directors has determined that Ms. Irvine, Mr. Lerer and Mr. Lazar each will qualify as an "audit committee financial expert," as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors has affirmatively determined that Mr. Lazar's simultaneous service on the audit committees of more than three public companies does not impair his ability to effectively serve on our audit committee. Our board of directors will adopt a written charter for the audit committee, which will be available on our principal corporate website at www.casper.com substantially concurrently with the consummation of this offering. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee will be responsible for, among other things:

  •
  identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

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  overseeing succession planning for our Chief Executive Officer and other executive officers;

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  periodically reviewing our board of directors' leadership structure and recommending any proposed changes to our board of directors;

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  overseeing an annual evaluation of the effectiveness of our board of directors and its committees; and

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  developing and recommending to our board of directors a set of corporate governance guidelines.

        Upon the consummation of this offering, our nominating and corporate governance committee will consist of Ms. Katz and Mr. Reiss, with Ms. Katz serving as chair. Our board of directors has affirmatively determined that Ms. Katz and Mr. Reiss each meet the definition of "independent director" under the NYSE rules. Our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our principal corporate website at www.casper.com substantially concurrently with the consummation of this offering. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Compensation Committee

        Our compensation committee will be responsible for, among other things:

  •
  reviewing and approving the corporate goals and objectives, evaluating the performance of and reviewing and approving, (either alone or, if directed by the board of directors, in conjunction with a majority of the independent members of the board of directors) the compensation of our Chief Executive Officer;

  •
  overseeing an evaluation of the performance of and reviewing and setting or making recommendations to our board of directors regarding the compensation of our other executive officers;

  •
  reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans, policies and programs;

  •
  reviewing and approving all employment agreement and severance arrangements for our executive officers;

  •
  making recommendations to our board of directors regarding the compensation of our directors; and

  •
  retaining and overseeing any compensation consultants.

        Upon the consummation of this offering, our compensation committee will consist of Mr. Lazar, Mr. Reiss and Ms. Katz, with Mr. Lazar serving as chair. Our board has determined that Mr. Lazar, Mr. Reiss and Ms. Katz meet the definition of "independent director" for purposes of serving on the compensation committee under the NYSE rules, including the heightened independence standards for members of a compensation committee, and are "non-employee directors" as defined in Rule 16b-3 of the Exchange Act. Our board of directors will adopt a written charter for the compensation committee, which will be available on our principal corporate website at www.casper.com substantially concurrently with the consummation of this offering. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Risk Oversight

        Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our audit committee is also responsible for discussing our policies with respect to risk assessment and risk management. Our board of directors believes its administration of its risk oversight function has not negatively affected our board of directors' leadership structure.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

        Prior to the completion of this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our website, www.casper.com. In addition, we intend to post on our website all disclosures that are required by law or the NYSE listing standards concerning any amendments to, or waivers from, any provision of the code. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

EXECUTIVE COMPENSATION

        This section discusses the material components of the executive compensation program for our executive officers who are named in the "Summary Compensation Table" below. In 2019, our "named executive officers", and their positions were as follows:

  •
  Philip Krim, Chief Executive Officer;

  •
  Emilie Arel, President and Chief Commercial Officer; and

  •
  Neil Parikh, Chief Strategy Officer.

        This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

        The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2019.

Name and Principal Position	Year	Salary ($)(2)	Bonus ($)		Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	All Other Compensation ($)(6)	Total
Philip Krim	2019	495,851	—		—		20,149	516,000
Chief Executive Officer
Emilie Arel	2019	231,061	700,000	(3)	5,417,660		66,121	6,414,842
President and Chief
Commercial Officer(1)
Neil Parikh	2019	298,750	—		1,210,308		37,013	1,546,071
Chief Strategy Officer

(1)
Ms. Arel commenced employment as our President and Chief Commercial Officer on July 15, 2019.

(2)
Amounts reflect the actual base salary paid to each named executive officer in respect of 2019, which include the respective base salary increases received by Messrs. Krim and Parikh on February 1, 2019.

(3)
Amounts reflect the first installment of the sign-on bonus paid to Ms. Arel in July 2019 in the amount of $200,000 and a guaranteed bonus of $500,000 to be paid to Ms. Arel with respect to 2019 pursuant to the terms of her offer letter. Please see the section titled "—Executive Compensation Arrangements—Emilie Arel" below for further information.

(4)
Amounts reflect the full grant-date fair value of stock options granted during 2019 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to executive officers in Note 7 to our audited consolidated financial statements included elsewhere in this prospectus.

(5)
The amounts to be paid pursuant to our 2019 Annual Bonus Plan with respect to 2019 have yet to be determined as of the date hereof, but are expected to be determined in February 2020. Please see the section titled "Annual Bonus Program" below for further information.

(6)
For Mr. Krim, the amount reflects free products provided in an amount above the employee discount. For Ms. Arel, amounts reflect $12,459 for free products provided in an amount above the employee discount, a lodging and commuting allowance in the amount of $32,000, and $21,662 as a tax gross up to make Ms. Arel whole for the taxes incurred with respect to her lodging and commuting allowance. For Mr. Parikh the amounts above reflect $28,536 in free products provided in an amount above the employee discount, $149 paid to him under our company-wide wellness program and $8,328 for domestic partner participation in our benefit plans.

Elements of the Company's Executive Compensation Program

        For the year ended December 31, 2019, the compensation for our named executive officers generally consisted of a base salary, cash bonuses and equity awards. These elements (and the amounts of compensation and benefits under each element) were selected because we believe they are necessary to help us attract and retain executive talent which is fundamental to our success. In 2019, we engaged Aon Rewards Solutions, an independent national compensation consulting firm, to provide executive compensation advisory services, help evaluate our compensation philosophy and objectives, and provide guidance in administering our compensation program.

        Below is a more detailed summary of the current executive compensation program as it relates to our named executive officers.

Base Salaries

        The named executive officers receive a base salary to compensate them for the services they provide to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive's skill set, experience, role and responsibilities.

        Mr. Krim's initial base salary for 2019 was $450,208, and as part of the annual review process, was increased to $500,000 effective on February 1, 2019. Ms. Arel was hired in 2019 at a base salary of $500,000 as set forth in her offer letter described below. Mr. Parikh's initial base salary for 2019 was $285,000, and as part of the annual review process, was increased to $300,000 effective on February 1, 2019. For 2020, we expect to increase each named executive officer's salary as part of the annual review process effective February 1, 2020. Pursuant to her offer letter, Ms. Arel's base salary will be increased to $600,000, subject to the approval of our board of directors.

        The actual salaries paid to each named executive officer for 2019 are set forth above in the Summary Compensation Table in the column entitled "Salary."

Annual Bonus Program

2019 Bonuses

        In 2019, we maintained the 2019 Annual Bonus Plan, or the 2019 ABP, which was a performance-based annual incentive plan that provides cash bonuses to our eligible employees (including our named executive officers). The company will fund the 2019 ABP bonus pool based upon achievement of specified 2019 global net revenue objectives, subject to a percentage multiplier adjustment based on the number of EBITDA positive months the company achieves in the year. If the company achieved the threshold performance then the 2019 ABP pool would have been funded at 35% of the target payout, if the company achieved target performance it would have been funded at 100% and if the company achieved maximum performance it would have been funded at 195%, in each case, subject to, the final determination of our board of directors. If the company achieved 50% or less of the performance targets, then no bonuses would have been paid under the 2019 ABP. Bonus funding was straight-line interpolated between threshold, target and maximum achievement levels. Each 2019 ABP participant was assigned a bonus level corresponding to a percentage of his or her base salary, which represented such participant's target bonus opportunity.

        For 2019, Mr. Krim's, Ms. Arel's and Mr. Parikh's target bonuses under the 2019 ABP were, respectively, 75%, 50% and 40%, of the executive's base salary. Ms. Arel's offer letter provides that, notwithstanding the general terms of the 2019 ABP, she is entitled to a minimum 2019 ABP bonus of $500,000.

        We have not yet determined the achievement levels of the company performance measures under the 2019 ABP with respect to 2019, but we expect that the board of directors will determine the bonus amounts to be paid to participants, including our named executive officers, in February 2020.

        The actual annual cash bonuses paid to Messrs. Krim and Parikh under the 2019 ABP with respect to 2019 will be set forth above in the Summary Compensation Table in the column entitled "Non-Equity Incentive Plan Compensation." The guaranteed bonus payment of $500,000 paid to Ms. Arel under the 2019 ABP with respect to 2019 is set forth above in the Summary Compensation Table in the column entitled "Bonus."

2020 Bonuses

        In 2020 we intend to adopt the 2020 Annual Bonus Program, or the 2020 ABP, which is a performance-based annual incentive plan that provides our eligible employees (including our named executive officers) with the opportunity to earn cash bonuses.

        For 2020, we expect to increase Mr. Krim, Ms. Arel and Mr. Parikh's target bonuses under the 2020 ABP. Ms. Arel's offer letter also provides that, notwithstanding the general terms of the 2020 ABP, she is entitled to a minimum 2020 ABP bonus payment of $500,000.

Arel Sign-on Bonus

        We offered Ms. Arel a sign-on bonus in an aggregate amount of $300,000 as an incentive for her to join the company. Pursuant to the terms of her offer letter, Ms. Arel received the first installment of her sign-on bonus of $200,000 on July 31, 2019. The remaining $100,000 installment of the sign-on bonus will be payable on the date on which the company pays annual bonuses with respect to 2019 during the company's first fiscal quarter in 2020, subject to Ms. Arel's continued employment with the company through such payment date. For further information on Ms. Arel's sign-on bonus, please see "—Executive Compensation Arrangements—Emilie Arel" below.

Equity Compensation

Outstanding Equity Awards

        We currently maintain two equity incentive plans, the Casper Sleep Inc. 2014 Equity Incentive Plan, as amended, which provides for the grant of equity awards with respect to our Class A common stock, or the 2014 Plan, and the Casper Sleep Inc. 2015 Equity Incentive Plan, as amended, which provides for the grant of equity awards with respect to our Class B common stock, or the 2015 Plan, and together with the 2014 Plan, the Plans. Following the effectiveness of the 2015 Plan, no further grants were permitted to be made under the 2014 Plan, though existing awards remain outstanding. The Plans provide our employees (including the named executive officers) and other eligible service providers the opportunity to participate in the equity appreciation of our business and incentivize them to work towards the long-term performance goals of the company. We believe that such awards function as a compelling incentive and retention tool.

        A total of 898,336 shares subject to options to purchase our Class A common stock and 4,866,152 shares subject to options to purchase our Class B common stock granted under the 2014 Plan and 2015 Plan, respectively, are currently outstanding as of the date of this prospectus.

        As described in further detail below in the Outstanding Equity Awards at Fiscal Year End Table and related footnotes below, the following options under the 2015 Plan are currently held by our named executive officers: Mr. Krim currently holds an option to purchase 450,000 shares of our Class B common stock, which was granted to him on January 2, 2018 and which has an exercise price of $13.60 per share; Mr. Parikh currently holds an option to purchase 225,000 shares of our Class B common stock, which was granted to him on January 2, 2018 and which has an exercise price of $13.60 per share, and an additional option to purchase 120,000 shares of our Class B common stock, which was granted to him on July 18, 2019 and which has an exercise price of $19.65 per share; and Ms. Arel currently holds an option to purchase 570,000 shares of our Class B common stock, which was granted to her in connection with her commencement of employment with us on July 19, 2019 and which has an exercise price of $19.65 per share.

        With respect to Mr. Krim's option grant and Mr. Parikh's 2018 option grant, referred to as the 2018 Option Grants, upon the occurrence of a change in control (as defined in the 2015 Plan), 50% of the then-unvested portion of the option shall accelerate and vest, subject to the executive's continued service through the date of such change in control. Furthermore, in the event the executive's employment is terminated other than for Cause or the executive resigns for Good Reason (each as defined below) within the 12-month period following such change in control, the remaining then-unvested portion of the option shall accelerate and vest.

        In addition, with respect to the 2018 Option Grants, in the event Messrs. Krim or Parikh's employment is terminated due to his Disability (as defined below), 25% of the total number of shares subject to such option grant shall accelerate and vest.

        For purposes of the 2018 Option Grants, "Cause" is defined as: (i) an unauthorized use or disclosure by the executive of the company's confidential information or trade secrets, which use or disclosure causes material harm to the company; (ii) a material breach by the executive of any agreement between the executive and the company and the executive fails to remedy such condition within thirty (30) days of such breach (if such condition is capable of remedy); (iii) a material failure by the executive to comply with the company's written policies or rules and the executive fails to remedy such non-compliance within thirty (30) days of such failure to comply (if such failure to comply is capable of remedy); (iv) the executive's violation of a federal or state law or regulation directly or indirectly applicable to the business of the company or its affiliates, which violation was or is reasonably likely to be injurious to the company or its affiliates; (v) the executive's (1) conviction of, or plea of "guilty" or "no contest" to, a felony under the laws of the United States or any state thereof or (2) committing of any act of moral turpitude, dishonesty or fraud against, or the misappropriation of material property belonging to, the company or its affiliates; (vi) the executive's gross negligence or willful misconduct that was or is materially injurious to the company or its affiliates; (vii) a continuing failure by the executive to perform assigned duties after receiving written notification of such failure from our board of directors (other than a failure resulting from the executive's death or Disability and the executive fails to remedy such condition within 30 days after receiving such written notification; or (viii) a failure by the executive to cooperate in good faith with a governmental or internal investigation of the company or its directors, officers or employees, if the company has requested the executive's cooperation.

        For purposes of the 2018 Option Grants, "Disability" is defined as the executive's inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months.

        For purposes of the 2018 Option Grants, "Good Reason" is defined as: (i) a material reduction in the executive's base salary other than in connection with a company-wide salary reduction; provided, however, that a reduction in base salary by ten percent (10%) or less shall not be considered a material reduction; (ii) a material diminution of the executive's authority, duties or responsibilities; provided, however, that a diminution in authority, duties or responsibilities solely by virtue of the company or an affiliate being acquired and made part of a larger entity (for example, where the executive retains essentially the same responsibility and duties of the subsidiary, business unit or division substantially containing the company's business following a change in control) shall not constitute "Good Reason"; or (iii) a material change in the geographic location of the executive's principal workplace; provided, however, that a change in the location of executive's principal workplace by 30 miles or less shall not be considered a material change in geographic location.

        With respect to Mr. Parikh's 2019 option grant and Ms. Arel's option grant, referred to as the 2019 Option Grants, in the event such options are assumed in connection with a change in control (as defined in the 2015 Plan) by the acquiring company and the executive's employment is terminated without Cause or the executive resigns for Good Reason (each as defined below) within the 12-month period following such change in control, 50% of the remaining then-unvested portion of the option shall accelerate and vest.

        For purposes of the 2019 Option Grants, "Cause" is defined as: (i) the executive's willful and continued failure to substantially perform their assigned duties, (ii) the commission of a criminal act by the executive, whether or not performed in the workplace, that subjects or, if generally known, would subject the company to significant damage to its business opportunities or reputation (as determined by the company in its sole discretion), (iii) the conviction or plea of guilty or nolo contendere to a felony or a misdemeanor involving dishonesty or breach of trust, (iv) material misconduct in connection with the company's business, including, but not limited to, fraud, unethical conduct or any violation of the company's policies, rules and standards, (v) the executive's willful and improper disclosure of any confidential information or trade secrets, (vi) any material breach of the At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement or other agreement between the executive and the company, or (vii) the executive's failure to cooperate in good faith, in any material respect, with a governmental or internal investigation of the company or its directors, officers or employees, if the company has requested the executive's cooperation. No act or omission by the executive shall constitute "Cause" for purposes of such option grant unless the board of directors has provided such executive written notice and a reasonable opportunity to cure such act or omission, to the extent such act or omission is subject to cure as determined by the company in its sole discretion, acting reasonably.

        For purposes of the 2019 Option Grants, "Good Reason" is defined as the occurrence of any of the following without the executive's express written consent: (i) material diminution of the executive's duties, authority, title or reporting relationship, (ii) any breach in any material respect of the company's obligations in this letter or in any other written agreement with the executive, (iii) required relocation of the executive's principal place of employment by more than 25 miles; provided that in the case of (i) or (ii), the executive provides the company with adequate written notice of such diminution or breach within 90 days of the occurrence of such event, and, if such event is capable of cure, the company fails to cure such failure within thirty (30) days of the notice.

        Each of the 2018 Option Grants and 2019 Option Grants was granted with an exercise price per share equal to fair market value on the date of grant. Effective as of the closing of this offering, all of our outstanding shares of our Class A common stock and Class B common stock (including shares issuable pursuant to the exercise or settlement of outstanding awards under the Plans) will be reclassified into shares of our common stock, following which any shares issuable pursuant to the exercise or settlement of outstanding equity awards under the Plan, including those held by our named executive officers, will be shares of our common stock.

2020 Plan

        In connection with the completion of this offering, we intend to adopt a new equity compensation plan, the 2020 Equity Incentive Plan, referred to as the 2020 Plan, as described below. The 2020 Plan will cover our employees, including our named executive officers, and other eligible service providers.

Other Elements of Compensation

Retirement Plans

        We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we do not provide discretionary matching contributions in the 401(k) plan. We do not maintain any defined benefit pension plans or deferred compensation plans for our named executive officers.

Employee Benefits and Perquisites

        All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

  •
  medical, dental and vision benefits;

  •
  medical and dependent care flexible spending accounts;

  •
  commuter benefits;

  •
  employee assistance program (EAP);

  •
  legal assistance;

  •
  short-term and long-term disability insurance;

  •
  life insurance; and

  •
  discounted product purchase programs.

        In addition, the company maintains a wellness program that provides payment to employees to promote exercise and sleep tracking. Employees earn a maximum of $40 per month for participating in fitness activities and earn $2 for each night they record their sleep, up to a maximum of $60 per month. Mr. Parikh is the only named executive officer that participated in this program in 2019. We believe the benefits and perquisites described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.

No tax gross-ups

        Other than in connection with reimbursement of expenses, we do not provide tax gross-ups to our employees, including our named executive officers. In 2019, Ms. Arel received a tax gross-up in respect of the costs incurred in connection with the monthly allowance provided pursuant to her offer letter for her lodging and commuting expenses.

Stock Ownership Guidelines

        In connection with this offering, we adopted executive officer and non-employee director stock ownership guidelines that will be applicable to our executive officers, including our named executive officers, and to our non-employee directors. Our executive officers and non-employee directors are expected to satisfy the applicable guidelines set forth below within five years of the later of (i) the effective date of this offering and (ii) the date of such individual's appointment to a position with the Company that is subject to such guidelines, and to hold at least such minimum value in shares of common stock for so long as they are an executive officer or non-employee director, as applicable.

Position	Salary Multiple Threshold ($)	Fixed Share Threshold
Chief Executive Officer	5X annual base salary	Number of shares with a fair market value equal to 5X annual base salary
Other Executive Officers	1X annual base salary	Number of shares with a fair market value equal to 1X annual base salary
Non-Employee Director	5X annual retainer fee	N/A

Outstanding Equity Awards at Fiscal Year-End

        The following table summarizes the number of shares of Class B common stock that was underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2019.

		Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)		Option Exercise Price ($)	Option Expiration Date
Philip Krim	1/2/2018	215,625	234,375	(2)	$13.60	1/1/2028
Emilie Arel	07/19/2019	—	570,000	(3)	$19.65	7/18/2029
Neil Parikh	1/2/2018	107,812	117,188	(2)	$13.60	1/1/2028
	7/19/2019	—	120,000	(4)	$19.65	7/18/2029

(1)
Following the reclassification of all of our outstanding shares of Class A common stock and Class B common stock into shares of our common stock at the closing of this offering, the options will be exercisable pursuant to their terms for shares of our common stock.

(2)
25% of each of Mr. Krim's and Mr. Parikh's 2018 Option Grant vested on January 2, 2019 (the one-year anniversary of the applicable vesting commencement date), with the remaining 75% vesting in equal ratable installments on the same calendar day of each month for the 36-month period thereafter, in each case subject to the applicable executive's continued employment with the Company through the applicable vesting date. Upon the consummation of a change in control (as defined in the 2015 Plan), 50% of the remaining unvested shares subject to the executive's option grant will become immediately vested, subject to the executive's continued service through the date of such change in control. In the event the executive ceases to be a service provider as a result of a termination by the company other than for Cause or by the executive for Good Reason (each as defined above) within 12 months after the effective date of such change in control, the remaining unvested shares subject to his option grant will become immediately vested. In addition, in the event the executive's service is terminated due to his Disability (as defined above), 25% of the shares subject to his option grant will become immediately vested. See the section titled "Equity Compensation—Outstanding Equity Awards" for further information on acceleration provisions for these option grants.

(3)
The option is scheduled to vest as to 142,500 shares of such option on the first anniversary of the vesting commencement date (or July 15, 2020), with 382,500 shares of such option vesting in equal monthly ratable installments over the thirty-six month period thereafter and the remaining 45,000 shares of such option vesting in equal monthly ratable installments over the twelve months following the end of such thirty-six month period, subject to Ms. Arel's continued employment with the company through the applicable vesting date. In the event Ms. Arel's option grant is assumed by an acquirer in connection with a change in control (as defined in the 2015 Plan) and Ms. Arel ceases to be a service provider as a result of a termination by the company without Cause or by Ms. Arel for Good Reason (each as defined above) within 12 months after the effective date of such change in control, 50% of the remaining unvested shares subject to her option grant will become immediately vested. See the section titled "Equity Compensation—Outstanding Equity Awards" for further information on acceleration provisions for these option grants.

(4)
The option is scheduled to vest in full on July 16, 2023 (the four-year anniversary of the vesting commencement date), subject to Mr. Parikh's continued employment with the company through such date. In the event Mr. Parikh's option grant is assumed by an acquirer in connection with a change in control (as defined in the 2015 Plan) and Mr. Parikh ceases to be a service provider as a result of a termination by the company without Cause or by Mr. Parikh for Good Reason (each as defined above) within 12 months after the effective date of such change in control, 50% of the remaining unvested shares subject to his option grant will become immediately vested. See the section titled "Equity Compensation—Outstanding Equity Awards" for further information on acceleration provisions for these option grants.

Executive Compensation Arrangements

Philip Krim

        On July 8, 2014, Mr. Krim entered into an At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement with the company, which provides that Mr. Krim is subject to 12-month post-termination non-competition and non-solicitation of customers, business relations and employees covenants, as well as a perpetual confidentiality covenant.

        In connection with this offering, we expect to enter into a new employment agreement with Mr. Krim, or the CEO Employment Agreement, providing for his continued employment as our Chief Executive Officer. The CEO Employment Agreement provides for an initial three-year term of employment, with automatic renewal for successive one-year periods until terminated in accordance with the terms of the agreement. Pursuant to the CEO Employment Agreement, Mr. Krim is entitled to an annual base salary of $600,000, a monthly transportation allowance of $1,000 and indemnification from the company for acts committed in good faith in the course and scope of his employment. The CEO Employment Agreement also provides that Mr. Krim is eligible to earn an annual performance-based bonus ranging from 50%—200% of his base salary, with a target bonus opportunity of 100% of his base salary.

        Under the CEO Employment Agreement, Mr. Krim will be entitled to receive severance benefits upon a qualifying termination of his employment by us without Cause or by Mr. Krim for Good Reason (each as defined in the CEO Employment Agreement) of: (i) eighteen months of continued base salary, payable in regular installments in accordance with the company's normal payroll practices, (ii) a lump sum cash severance payment equal to the sum of eighteen months of group health insurance premiums for Mr. Krim and his eligible dependents, based on the the level of coverage in effect immediately prior to such termination date, payable within 60 days of such termination date, (iii) if such termination date occurs on or after July 1 of the year in which termination occurs, a prorated annual bonus, calculated based on actual achievement and paid out at the same time annual bonuses are generally paid to other executives for the relevant year, and (iv) acceleration of any outstanding time-based equity awards held by Mr. Krim that would have vested during the twelve-month period following such termination date if Mr. Krim had remained employed during such twelve-month period, as well as acceleration of any outstanding performance-based equity awards held by

Mr. Krim to the extent the applicable performance conditions are fully satisfied as of such termination date; provided that in the event such qualifying termination occurs within the three-month period prior to, or within the twelve-month period following, a Change in Control (as defined in the 2020 Plan), Mr. Krim will be entitled to receive enhanced severance benefits, in addition to the payments set forth in clauses (i) and (ii) above, of an additional severance payment equal to 100% of his then-current annual base salary, the payment of his entire cash severance in a lump sum, and full acceleration of any outstanding equity awards held by Mr. Krim, in each case, subject to Mr. Krim's execution of a release of claims and continued compliance with the applicable restrictive covenants. Pursuant to the CEO Employment Agreement, Mr. Krim will be subject to 18-month post-termination non-competition and non-solicitation of customers and employees covenants, as well as perpetual confidentiality and non-disparagement covenants.

Emilie Arel

        On June 6, 2019, we entered into an offer letter with Ms. Arel, or the Arel Offer Letter, to employ her as President and Chief Commercial Officer of the company effective as of July 15, 2019. The Arel Offer Letter provided for an initial annual base salary of $500,000 for 2019, which annual base salary rate shall be increased to $600,000 for 2020, as well as the right to receive her initial option grant, in each case subject to the approval of our board of directors.

        The Arel Offer Letter provided for a sign-on bonus of $300,000, payable in two installments of: (i) $200,000, payable on the first payroll date following Ms. Arel's commencement of employment with the company, and (ii) $100,000, payable on the date on which the company pays annual bonuses with respect to 2019 during the company's first fiscal quarter in 2020, in each case subject to Ms. Arel's continued employment with the company through each such payment date. Notwithstanding the foregoing, if Ms. Arel's employment is terminated for any reason other than by us without Cause or due to her resignation for Good Reason (each as defined below) either (A) prior to the six-month anniversary of the payment date of the first installment of the sign-on bonus, Ms. Arel shall repay the full amount of the first installment, net of taxes, within 30 days of such termination date, or (B) prior to the one-year anniversary of the payment date of the second installment of the sign-on bonus, Ms. Arel shall repay the full amount of the second installment, net of taxes, within 30 days of such termination date; provided, that if we terminate Ms. Arel's employment without Cause or she resigns for Good Reason prior to her receipt of any installment, we will pay such unpaid installments of the sign-on bonus within 14 days of such termination date. In addition, Ms. Arel is eligible to receive an annual performance-based cash bonus, subject to the discretion of our board of directors. Pursuant to the Arel Offer Letter, such annual bonus with respect to each of 2019 and 2020 will be guaranteed to equal at least $500,000; provided, that if Ms. Arel's employment with the company is terminated for any reason other than by the company without Cause or by Ms. Arel for Good Reason prior to the six-month anniversary of the payment date of the 2020 annual bonus, Ms. Arel shall repay the full amount of such 2020 annual bonus, net of taxes, within 30 days of such termination date.

        The Arel Offer Letter also provided Ms. Arel with a monthly allowance of $8,000 to cover Ms. Arel's commuting and lodging costs, as well as the right to receive a gross-up covering the taxes incurred by Ms. Arel in connection with such commuting and lodging allowance and reimbursement of reasonable legal fees in connection with Ms. Arel's entrance into the Arel Offer Letter.

        Upon termination by the company without Cause or by Ms. Arel for Good Reason, Ms. Arel would be entitled to, in addition to any accrued amounts under the Arel Offer Letter, subject to her timely execution of a separation and release of claims agreement, a cash severance payment equal to the sum of (i) the gross amount of her then current annualized base salary, (ii) the gross amount of Ms. Arel's premium payments for continued health coverage pursuant to Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), and (iii) solely if the company's shares are not traded on a public stock exchange as of such termination, the amount of her target annual bonus, payable in equal monthly installments during the 12-month period following the date of such termination, less applicable withholdings and deductions (collectively, the "Severance Payment").

        In the event such termination of employment occurs following the consummation of a change in control (as defined in the 2015 Plan), then in addition to any accrued amounts under the Arel Offer Letter and subject to her timely execution of a separation and release of claims agreement, Ms. Arel will be entitled to receive a cash severance payment equal to the sum of (i) the Severance Payment and (ii) the amount of her target annual bonus, payable in a lump sum on the tenth day following the effective date of the separation and release of claims agreement.

        In addition to the Arel Offer Letter, Ms. Arel entered into an At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement with the company on June 6, 2019. Pursuant to such agreement, Ms. Arel is subject to 12-month post-termination non-competition and non-solicitation of customers, business relations and employees covenants, as well as a perpetual confidentiality covenant.

        For purposes of the Arel Offer Letter, "Cause" means: (i) Ms. Arel's willful and continued failure to substantially perform her assigned duties; (ii) the commission of a criminal act by Ms. Arel, whether or not performed in the workplace, that subjects or, if generally known, would subject the company to significant damage to its business opportunities or reputation (as determined by the company in its sole discretion); (iii) Ms. Arel's conviction or plea of guilty or nolo contendere to a felony or a misdemeanor involving dishonesty or breach of trust; (iv) Ms. Arel's material misconduct in connection with the company's business, including, but not limited to, fraud, unethical conduct or any violation of the company's policies, rules and standards; (v) Ms. Arel's willful and improper disclosure of any confidential information or trade secrets; (vi) any material breach of the At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement or other agreement between Ms. Arel and the company; or (vii) Ms. Arel's failure to cooperate in good faith, in any material respect, with a governmental or internal investigation of the company or its directors, officers or employees, if the company has requested her cooperation. No act or omission by Ms. Arel shall constitute "Cause" under the Arel Offer Letter unless the board of directors has provided her written notice and a reasonable opportunity to cure such act or omission, to the extent such act or omission is subject to cure as determined by the company in its sole discretion, acting reasonably.

        For purposes of the Arel Offer Letter, "Good Reason" means the occurrence of any of the following without her express written consent: (i) a material diminution of Ms. Arel's duties, authority, title or reporting relationship (i.e., if she no longer reports to the company's Chief Executive Officer), (B) any breach in any material respect of the company's obligations in the Arel Offer Letter or in any other written agreement with Ms. Arel, (C) required relocation of Ms. Arel's principal place of employment by more than 25 miles; provided that in the case of (A) or (B), Ms. Arel provides the company with adequate written notice of such diminution or breach within 90 days of the occurrence of such event, and, if such event is capable of cure, the company fails to cure such failure within thirty (30) days of the notice.

Neil Parikh

        On July 9, 2014, Mr. Parikh entered into an At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement with the company which provides that Mr. Parikh is subject to 12-month post-termination non-competition and non-solicitation of customers, business relations and employees covenants, as well as a perpetual confidentiality covenant.

        We have not entered into any other employment arrangement with Mr. Parikh.

New Severance Arrangements

        In connection with this offering, we intend to enter into executive severance and change in control agreements with certain of our executives, including Ms. Arel and Mr. Parikh, pursuant to which each executive will be entitled to certain severance benefits in the event of a qualifying termination of the executive's employment with us (the "Executive Severance Agreements").

        The Executive Severance Agreements for Ms. Arel and Mr. Parikh provide for severance upon a termination by the company without Cause or by the applicable named executive officer for Good Reason that is equal to: (i) any accrued amounts through the date of termination, (ii) 12 months of continued base salary payments, payable in equal installments during the 12-month period following the date of termination, (iii) subsidized health insurance premiums so that the executive would pay the same rate for benefits coverage as active employees through the 12-month period following the date of such termination (the "Continued Benefits"), and (iv) if such termination occurs on or after October 1 of any calendar year, a cash amount equal to the executive's prorated annual bonus for the year in which the date of such termination occurs, calculated based on actual achievement of any applicable company performance goals and assumption of target achievement of any applicable individual performance goals, payable at the time when the executive would have otherwise been paid the executive's annual bonus with respect to the year in which the date of such termination occurs.

        Notwithstanding the foregoing, in the event such a termination occurs on or within the 12-month period following a Change in Control (as defined in the applicable Executive Severance Agreement), Ms. Arel and Mr. Parikh will each be entitled to severance of: (i) any accrued amounts through the date of termination, (ii) a cash amount equal to the sum of (x) 12 months of the executive's then-current annual base salary and (y) the executive's target annual bonus for the calendar year in which the date of termination occurs, payable in a lump sum within 60 days following the date of termination, (iii) the Continued Benefits, and (iv) acceleration in full of the vesting of all of the executive's outstanding equity awards, with performance-based awards vesting based on the greater of (x) actual performance and (y) the target amount.

        Pursuant to their Executive Severance Agreements, receipt of any severance payments by Ms. Arel or Mr. Parikh, as applicable, will be subject to the executive's execution and non-revocation of a release of claims and the executive's continued compliance with the applicable restrictive covenants. Any payments or benefits under the applicable Executive Severance Agreement will also be subject a Section 280G "cutback" such that payments or benefits that the executive receives in connection with such Change in Control will be reduced to the extent that such reduction would result in a greater after-tax net amount for the executive.

Equity Incentive Arrangements

Existing Equity Plans

        We currently maintain our 2014 Plan and 2015 Plan, as described above. On and after the closing of this offering and following the effectiveness of the 2020 Plan, no further grants will be made under either the 2014 Plan or the 2015 Plan.

2020 Equity Incentive Plan

        In connection with the offering, we intend to adopt the 2020 Plan, subject to approval by our stockholders, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2020 Plan, as it is currently contemplated, are summarized below.

Eligibility and Administration

        Our employees, consultants and directors, and employees, consultants and directors of our parents and subsidiaries are eligible to receive awards under the 2020 Plan. The 2020 Plan is administered by our board of directors with respect to awards to non-employee directors and by the compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 16 of the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator has the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2020 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2020 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available

        The maximum number of shares of our common stock available for issuance under the 2020 Plan is equal to the sum of (i) the number of shares equal to ten percent (10%) of the number of outstanding shares of all classes of our common stock, determined on a fully-diluted basis as of immediately prior to this offering and (ii) an annual increase on the first day of each year beginning in 2021 and ending in and including 2029, equal to the lesser of (A) five percent (5)% of the outstanding shares of all classes of our common stock on the last day of the immediately preceding fiscal year and (B) such lesser amount as determined by our board of directors, as well as any shares subject to awards under the 2014 Plan or 2015 Plan which are forfeited or lapse unexercised and which following the effective date are not issued under the 2014 Plan or 2015 Plan; provided, however, no more than the number of shares equal to fifteen percent (15%) of the number of outstanding shares of all classes of our common stock, determined on a fully-diluted basis as of immediately prior to this offering may be issued upon the exercise of incentive stock options, or ISOs. The share reserve formula under the 2020 Plan is intended to provide us with the continuing ability to grant equity awards to eligible employees, directors and consultants for the ten-year term of the 2020 Plan.

        Awards granted under the 2020 Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by an entity in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock will not reduce the shares authorized for grant under the 2020 Plan. The maximum grant date fair value of awards granted to any non-employee director other than the chairman of our board of directors pursuant to the 2020 Plan during any calendar year is $750,000 (and for the non-employee director serving as the chairman of our board of directors, $850,000), provided that the maximum value shall be $1,000,000 with respect to the calendar year in which a non-employee director commences his or her service on our board of directors.

Awards

        The 2020 Plan provides for the grant of stock options, including ISOs, and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, stock payments, restricted stock units, or RSUs, other incentive awards, SARs, and cash awards. No determination has been made as to the types or amounts of awards that will be granted to certain individuals pursuant to the 2020 Plan. Certain awards under the 2020 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2020 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

  •
  Stock Options.  Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders).

  •
  SARs.  SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years.

  •
  Restricted Stock and RSUs.  Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral.

  •
  Stock Payments, Other Incentive Awards and Cash Awards.  Stock payments are awards of fully vested shares of our common stock that may, but need not, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Other incentive awards are awards other than those enumerated in this summary that are denominated in, linked to or derived from shares of our common stock or value metrics related to our shares, and may remain forfeitable unless and until specified conditions are met. Cash awards are cash incentive bonuses subject to performance goals.

  •
  Dividend Equivalents.  Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Vesting

        Vesting conditions determined by the plan administrator may apply to each award and may include continued service, performance and/or other conditions.

Certain Transactions

        The plan administrator has broad discretion to take action under the 2020 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as "equity restructurings," the plan administrator will make equitable adjustments to the 2020 Plan and outstanding awards. In the event of a "Change in Control" of the company (as defined in the 2020 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then the plan administrator may provide that all such awards will terminate in exchange for cash or other consideration, or become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a Change in Control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments

        The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by us to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2020 Plan are generally non-transferable, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2020 Plan, the plan administrator may, in its discretion, accept cash or check, provide for net withholding of shares, allow shares of our common stock that meet specified conditions to be repurchased, allow a "market sell order" or such other consideration as it deems suitable.

Plan Amendment and Termination

        Our board of directors may amend or terminate the 2020 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2020 Plan. No award may be granted pursuant to the 2020 Plan after the tenth anniversary of the earlier of (i) the date on which our board of directors adopts the 2020 Plan and (ii) the date on which our stockholders approve the Plan.

2020 Employee Stock Purchase Plan

        In connection with this offering, we intend to adopt the 2020 Employee Stock Purchase Plan, or the ESPP. The material terms of the ESPP, as it is currently contemplated, are summarized below.

Shares Available; Administration

        The aggregate number of share of our common stock that will initially be reserved for issuance under our ESPP will be equal to the sum of (i) the number of shares equal to two percent (2%) of the number of outstanding shares of all classes of our common stock, determined on a fully-diluted basis as of immediately prior to this offering, and (ii) an annual increase on the first day of each calendar year beginning in 2021 and ending in 2029 equal to the lesser of (A) the number of shares equal to two percent (2%) of the number of outstanding shares of all classes of our common stock, determined on a fully-diluted basis as of immediately prior to this offering (B) one percent (1%) of the outstanding shares of all classes of our common stock on the last day of the immediately preceding fiscal year and (C) such smaller number of shares as determined by our board of directors. Our board of directors or the compensation committee will have authority to interpret the terms of the ESPP and determine eligibility of participants. We expect that the compensation committee of our board of directors will be the initial administrator of the ESPP.

Eligibility

        We expect that our employees, other than employees who, immediately after the grant of a right to purchase common stock under the ESPP, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our common or other class of stock, will be eligible to participate in the ESPP. However, consistent with Section 423 of the Code the plan administrator may provide that other groups of employees, including without limitation those who do not meet designated service requirements or those whose participation would be in violation of applicable foreign laws, will not be eligible to participate in the ESPP.

Grant of Rights

        The ESPP will be intended to qualify under Section 423 of the Code and shares of our common stock will be offered under the ESPP during offering periods. The length of the offering periods under the ESPP will be determined by the plan administrator and may be up to 27 months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day in each purchase period. Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods. We do not expect that any offering periods will commence under the ESPP at the time of this offering.

        The ESPP will permit participants to purchase common stock through payroll deductions of up to a fixed dollar amount or percentage of their eligible compensation, which includes a participant's gross base compensation for services to us. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period, which, in the absence of a contrary designation, will be 5,000 shares. In addition, no employee will be permitted to accrue the right to purchase stock under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first day of the offering period).

        On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of our common stock. The option will expire at the end of the applicable offering period and will be exercised on each purchase date during such offering period to the extent of the payroll deductions accumulated during the offering period. The purchase price of the shares will not be less than 85% of the fair market value of our common stock on the purchase date, which will be the final trading day of the purchase period. Participants may voluntarily end their participation in the ESPP prior to the end of the applicable offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation will end automatically upon a participant's termination of employment.

        A participant will not be permitted to transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

Certain Transactions

        In the event of certain transactions or events affecting our common stock, such as any stock dividend or other distribution, reorganization, merger, consolidation or other corporate transaction, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In addition, in the event of the foregoing transactions or events or certain significant transactions, the plan administrator may provide for (1) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (3) the adjustment in the number and type of shares of stock subject to outstanding rights, (4) the use of participants' accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights.

Plan Amendment

        The plan administrator may amend, suspend or terminate the ESPP at any time. However, stockholder approval of any amendment to the ESPP will be obtained for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP, changes the corporations or classes of corporations the employees of which are eligible to participate in the ESPP or changes the ESPP in any manner that would cause the ESPP to no longer be an employee stock purchase plan within the meaning of Section 423(b) of the Code.

Director Compensation

        The following table sets forth information concerning the compensation received by our directors for the year ended December 31, 2019.

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(1)	Total ($)
Tony Florence	—	—	—
Diane Irvine	—	564,327	564,327
Karen Katz	—	430,047	430,047
Jack Lazar	—	431,123	431,123
Dani Reiss	—	593,465	593,465
Ben Lerer	—	—	—

(1)
We did not provide cash compensation to our directors with respect to 2019 other than the compensation paid to our employee directors Messrs. Krim and Parikh in respect of their employment with the company, as discussed above.

(2)
Amounts reflect the full grant-date fair value of stock options granted during 2019 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to executive officers in Note 7 to our audited consolidated financial statements included elsewhere in this prospectus.

        The table below shows the aggregate number of stock option awards to purchase shares of our Class B common stock (exercisable and unexercisable) held as of December 31, 2019 by each non-employee director who was serving as of December 31, 2019.

Name	Outstanding at Fiscal Year End(1)(2)
Diane Irvine	60,000
Karen Katz	60,000
Jack Lazar	60,000
Dani Reiss	85,000

(1)
Following the reclassification of all of our outstanding shares of Class A common stock and Class B common stock into shares of our common stock at the closing of this offering, the options will be exercisable pursuant to their terms for shares of our common stock.

(2)
Ms. Irvine holds 60,000 outstanding options, of which 11,250 are vested and 48,750 are unvested; Ms. Katz holds 60,000 outstanding options, of which 10,000 are vested and 50,000 are unvested; Mr. Lazar holds 60,000 outstanding options, of which 8,750 are vested and 51,250 are unvested; and Mr. Reiss holds 85,000 outstanding options, of which 36,250 are vested and 48,750 are unvested.

        In 2019, we entered into offer letters with each of Ms. Irvine, Ms. Katz, Mr. Lazar and Mr. Reiss providing for his or her appointment to the board of directors (the "Director Offer Letters"). Pursuant to the Director Offer Letters, Ms. Irvine, Ms. Katz, Mr. Lazar and Mr. Reiss were each granted an award of 60,000 stock options, with the grants made on July 19, 2019, April 12, 2019, April 11, 2019 and March 25, 2019, respectively. Each of these options vests in equal monthly installments for the 48-month period following the grant date (other than for Ms. Irvine's grant, which commenced vesting as of July 16, 2019), subject to the director's continued service with the company through the applicable vesting date, and provided that these options will accelerate and vest in full in the event of a change in control (as defined in the 2015 Plan). Mr. Reiss was also granted an additional award of 25,000 fully vested options on March 25, 2019 pursuant to his Director Offer Letter. The Director Offer Letters provide that the directors will receive post-offering annual compensation pursuant to the terms of such non-employee director compensation policy as may be adopted by us.

Non-Employee Director Compensation Policy

        In connection with this offering, we adopted a non-employee director compensation policy that, effective upon the closing of this offering, will be applicable to each of our non-employee directors. Pursuant to this non-employee director compensation policy, each non-employee director will receive an annual retainer of $50,000. In addition, non-employee directors serving on Board committees will receive the following additional annual fees, each earned on a quarterly basis: the chairperson of our audit committee will receive an additional annual fee of $20,000, and other members of our audit committee will receive an additional annual fee of $10,000; the chairperson of our compensation committee will receive and additional annual fee of $20,000, and other members of our compensation committee will receive an additional annual fee of $10,000; and the chairperson of our nominating and governance committee will receive an additional annual fee of $10,000, and other members of our nominating and governance committee will receive an additional annual fee of $5,000. Each director will also receive an annual restricted stock unit award with a grant date value of $175,000 (with prorated awards made to directors who join on a date other than an annual meeting following the first annual meeting after the closing of this offering), which will generally vest in full on the day immediately prior to the date of our annual shareholder meeting immediately following the date of grant, subject to the non-employee director continuing in service through such meeting date. The vesting of this restricted stock award will accelerate and it will vest in full upon a change in control (as defined in the 2020 Plan). In addition, each director will be reimbursed for out-of-pocket expenses in connection with his or her services.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled "Management" and "Executive Compensation," the following is a description of each transaction since January 1, 2016 and each currently proposed transaction in which:

  •
  we have been or are to be a participant;

  •
  the amount involved exceeded or exceeds $120,000; and

  •
  any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Equity Financings

Series C Preferred Stock Financing

        From May 2017 through July 2017, we sold an aggregate of 3,736,177 shares of our Series C preferred stock to related persons at a purchase price of $31.24715 per share. The following table summarizes purchases of our Series C preferred stock by such persons:

	Shares of Series C Preferred Stock	Total Purchase Price
Red Cart Ventures LLC(1)	2,400,219	$75,000,003
New Enterprise Associates 14, L.P.(2)	815,914	25,494,987
Institutional Venture Partners XV, L.P.(3)	240,021	7,499,972
Norwest Venture Partners XII, L.P.(4)	208,018	6,499,970
Lerer Hippeau Ventures Select Fund, LP(5)	64,005	1,999,974
Jayesh Parikh(6)	8,000	249,977

(1)
Red Cart Ventures LLC currently holds more than 5% of our outstanding capital stock.

(2)
Entities affiliated with New Enterprise Associates 14, L.P., or NEA, currently hold more than 5% of our outstanding capital stock. Anthony Florence, a member of our board of directors, is a General Partner of NEA.

(3)
Includes shares purchased by Institutional Venture Partners XV Executive Fund, L.P., an entity affiliated with Institutional Venture Partners XV, L.P., or IVP. Entities affiliated with IVP currently hold more than 5% of our outstanding capital stock.

(4)
Entities affiliated with Norwest Venture Partners XII, L.P., or Norwest, currently holds more than 5% of our outstanding capital stock.

(5)
Lerer Hippeau Ventures Select Fund, LP is an entity affiliated with Lerer Hippeau Ventures. Benjamin Lerer, a member of our board of directors, is a Managing Partner of Lerer Hippeau Ventures.

(6)
Jayesh Parikh is the father of Neil Parikh, our Chief Strategy Officer and a director.

Series D Preferred Stock Financing

        From February 2019 through April 2019, we sold an aggregate of 720,063 shares of our Series D preferred stock to related persons at a purchase price of $31.24715 per share. The following table summarizes purchases of our Series D preferred stock by such persons:

Stockholder	Shares of Series D Preferred Stock	Total Purchase Price
New Enterprise Associates 14, L.P.(1)	240,021	$7,499,972
Red Cart Ventures LLC(2)	160,014	4,999,981
IVP Entities(3)	128,012	4,000,010
Norwest Venture Partners XII, L.P.(4)	112,010	3,499,993
DTR LLC(5)	80,006	2,499,959

(1)
Entities affiliated with NEA currently hold more than 5% of our outstanding capital stock. Anthony Florence, a member of our board of directors, is a General Partner of NEA.

(2)
Red Cart Ventures LLC currently holds more than 5% of our outstanding capital stock.

(3)
IVP Entities currently hold more than 5% of our outstanding capital stock.

(4)
Norwest currently holds more than 5% of our outstanding capital stock.

(5)
Dani Reiss, a member of our board of directors, is Chief Executive Officer of DTR LLC.

Investors' Rights Agreement

        We are party to an Amended and Restated Investors' Rights Agreement, or IRA, dated as of February 4, 2019, which provides, among other things, that certain holders of our capital stock, including entities affiliated with Red Cart Ventures LLC, IVP, NEA, Norwest, DTR LLC and Lerer Hippeau Ventures have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. Anthony Florence, Dani Reiss and Benjamin Lerer, members of our board of directors, are affiliated with NEA, DTR LLC and Lerer Hippeau Ventures, respectively. Philip Krim, Neil Parikh, two of our executive officers and members of our board of directors, and Jeffrey Chapin, one of our executive officers, and certain entities affiliated with them are also party to the IRA. See the section titled "Description of Capital Stock—Registration Rights" for additional information regarding these registration rights.

Right of First Refusal

        Pursuant to certain of our equity compensation plans and certain agreements with our stockholders, including an amended and restated right of first refusal and co-sale agreement, dated as of February 4, 2019, we or our assignees have a right to purchase shares of our capital stock which stockholders propose to sell to other parties. This right will terminate upon completion of this offering. Philip Krim, Neil Parikh, two of our executive officers and members of our board of directors, and Jeffrey Chapin, one of our executive officers, and certain entities affiliated with them are party to the right of first refusal and co-sale agreement. Entities affiliated with Red Cart Ventures LLC, IVP, NEA, Norwest, DTR LLC and Lerer Hippeau Ventures are also party to the right of first refusal and co-sale agreement. Anthony Florence, Dani Reiss and Benjamin Lerer, members of our board of directors, are affiliated with NEA, DTR LLC and Lerer Hippeau Ventures, respectively.

Voting Agreement

        We are party to an amended and restated voting agreement, dated as of February 4, 2019, under which certain holders of our capital stock, including entities affiliated with Red Cart Ventures LLC, IVP, NEA, Norwest, DTR LLC and Lerer Hippeau Ventures have agreed to vote their shares of our capital stock on certain matters, including with respect to the election of directors. Anthony Florence, Dani Reiss and Benjamin Lerer, members of our board of directors, are affiliated with NEA, DTR LLC and Lerer Hippeau Ventures, respectively. Philip Krim, Neil Parikh, two of our executive officers and members of our board of directors, and Jeffrey Chapin, one of our executive officers, and certain entities affiliated with them party to the voting agreement. Upon completion of this offering, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Tender Offer

        In September 2017, we facilitated a tender offer whereby an affiliated entity commenced a tender offer to purchase shares of our common stock and shares of our common stock issued upon exercise of vested options, or Vested Option Shares, from certain of our securityholders for $28.1225 per share in cash. Mr. Truppman, one of our executive officers, sold an aggregate of 6,067 Vested Option Shares in the tender offer. An aggregate of 83,468 shares of our common stock were tendered pursuant to the tender offer for an aggregate purchase price of $2,347,329.

Other Transactions

        We engaged the consulting firm Deloitte Consulting LLP, or Deloitte, to assist us with implementation of our enterprise resource management system. Brian Chapin, the brother of Mr. Chapin, our Chief Product Officer, is a Manager at Deloitte and was part of the Deloitte Casper proposal team. This consulting engagement is now complete, and we paid the consulting firm approximately $0.3 million and $1.0 million for the years ended December 31, 2017 and 2016, respectively, related to this engagement.

        We have granted stock options to our executive officers and certain of our directors. See the section titled "Executive Compensation—Equity Compensation" and "Executive Compensation—Director Compensation" for a description of these stock options.

        We intend to enter into certain compensation arrangements with our executive officers and directors in connection with this offering. See "Executive Compensation—Executive Compensation Arrangements" and "Director Compensation—Non-Employee Director Compensation Policy."

Director and Officer Indemnification and Insurance

        Our Amended Charter and Amended Bylaws will provide indemnification and advancement of expenses for our directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. We have entered into indemnification agreements with each of our directors. Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our executive officers. We have also purchased directors' and officers' liability insurance for each of our directors and executive officers. See "Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors."

Our Policy Regarding Related Party Transactions

        Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests (or the perception thereof). Prior to the consummation of this offering, our board of directors will adopt a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly held common stock that is listed on the NYSE. Under the policy, our legal department is primarily responsible for developing and implementing processes and procedures to obtain information regarding related persons with respect to potential related person transactions and then determining, based on the facts and circumstances, whether such potential related person transactions do, in fact, constitute related person transactions requiring compliance with the policy. If our legal department determines that a transaction or relationship is a related person transaction requiring compliance with the policy, our general counsel is required to present to the audit committee all relevant facts and circumstances relating to the related person transaction. Our audit committee must review the relevant facts and circumstances of each related person transaction, including if the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party and the extent of the related person's interest in the transaction, take into account the conflicts of interest and corporate opportunity provisions of our code of business conduct and ethics (which will be adopted prior to the completion of this offering), and either approve or disapprove the related person transaction. If advance audit committee approval of a related person transaction requiring the audit committee's approval is not feasible, then the transaction may be preliminarily entered into by management upon prior approval of the transaction by the chair of the audit committee subject to ratification of the transaction by the audit committee at the audit committee's next regularly scheduled meeting; provided, that if ratification is not forthcoming, management will make all reasonable efforts to cancel or annul the transaction. If a transaction was not initially recognized as a related person, then upon such recognition the transaction will be presented to the audit committee for ratification at the audit committee's next regularly scheduled meeting; provided, that if ratification is not forthcoming, management will make all reasonable efforts to cancel or annul the transaction. Our management will update the audit committee as to any material changes to any approved or ratified related person transaction and will provide a status report at least annually of all then current related person transactions. No director may participate in approval of a related person transaction for which he or she is a related person.

 PRINCIPAL STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock (1) reflecting the Preferred Conversion, (2) the Reclassification, and (3) as adjusted to give effect to this offering, for:

  •
  each person known by us to beneficially own more than 5% of our common stock;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all of our executive officers and directors as a group.

        The number of shares beneficially owned by each stockholder as described in this prospectus is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, or other rights held by such person that are currently exercisable or will become exercisable within 60 days of January 17, 2020, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. The percentage ownership of each individual or entity before this offering is based on 31,280,010 shares of common stock as of January 17, 2020, after giving effect to (i) the exercise of warrants to purchase 182,442 shares of our Class A common stock outstanding as of September 30, 2019, which will result in the issuance of 181,185 shares of common stock in connection with this offering, assuming an initial public offering price of $12.50 per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus; (ii) the Preferred Conversion, and (iii) the Reclassification. The applicable percentage ownership after this offering is based on 39,630,010 shares of our common stock outstanding immediately following the completion of this offering, assuming that the underwriters will not exercise their over-allotment option in full and assuming the issuance of up to 8,350,000 shares of common stock at the closing of this offering. Unless otherwise indicated, the address of all listed stockholders is Three World Trade Center, Floor 39, 175 Greenwich Street, New York, New York 10007.

        Entities affiliated with NEA and entities affiliated with IVP, each an existing stockholder, have indicated an interest in purchasing an aggregate of up to approximately $15.0 million and $5.0 million, respectively, in shares of common stock in this offering at the initial public offering price. The information in the table below does not reflect the anticipated purchase of any shares in this offering by NEA or IVP.

        Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Shares Beneficially Owned Before this Offering		Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Number	%	Number	%
5% Stockholders:
Entities affiliated with IVP(1)	1,991,466	6.3%	1,991,466	5.0%
Entities affiliated with NEA(2)	4,970,098	15.9	4,970,098	12.5
Norwest Venture Partners XII, LP(3)	1,938,695	6.2	1,938,695	4.9
Red Cart Ventures LLC(4)	2,887,366	9.2	2,887,366	7.3
Vaizra US I, L.P.(5)	1,588,378	5.1	1,588,378	4.0
Timothy Sherwin(6)	1,967,099	6.3	1,967,099	5.0
Named Executive Officers and Directors:
Philip Krim(7)	2,392,973	7.6	2,392,973	6.0
Emilie Arel(8)	—	—	—	—
Neil Parikh(9)	1,960,255	6.2	1,960,255	4.9
Anthony Florence(10)	4,966,470	15.9	4,966,470	12.5
Diane Irvine(11)	10,000	*	10,000	*
Karen Katz(12)	13,750	*	13,750	*
Jack Lazar(13)	20,749	*	20,749	*
Benjamin Lerer(14)	1,291,002	4.1	1,291,002	3.3
Dani Reiss(15)	128,978	*	128,978	*
All executive officers and directors as a group (13 individuals)(16)	11,724,049	36.3	11,724,049	28.9

*
Represents beneficial ownership of less than 1%.

(1)
Consists of (i) 10,535 shares of common stock held by Institutional Venture Partners XV Executive Fund, L.P., or IVP Executive Fund, and (ii) 1,980,931 shares of common held by Institutional Venture Partners XV, L.P., or IVP. Institutional Venture Management XV, LLC is the general partner of IVP and IVP Executive Fund. Todd C. Chaffee, Somesh Dash, Norman A. Fogelsong, Stephen J. Harrick, Eric Liaw, Jules A. Maltz, J. Sanford Miller and Dennis B. Phelps are the managing directors of Institutional Venture Management XV, LLC and may be deemed to share voting and dispositive power over the shares held by IVP and IVP Executive Fund. The address for these entities and individuals is c/o Institutional Venture Partners, 3000 Sand Hill Road, Building 2, Suite 250, Menlo Park, California 94025.

(2)
Consists of (i) 3,628 shares of common stock held by NEA Ventures 2014, L.P., or Ven 2014, and (ii) 4,966,470 shares of common stock held by New Enterprise Associates 14, L.P., or NEA 14. NEA Partners 14, L.P., or NEA Partners 14, is the general partner of NEA 14 and NEA 14 GP, LTD, or NEA 14 LTD, is the general partner of NEA Partners 14. The directors of NEA 14 LTD are Forest Baskett, Anthony A. Florence, Jr., Patrick J. Kerins, David M. Mott, Scott D. Sandell, and Peter Sonsini, or, together, the NEA 14 Directors. NEA Partners 14, NEA 14 LTD and the NEA 14 Directors may be deemed to share voting and dispositive power with regard to the Class A common stock and Class B common stock directly held by NEA 14. The common stock held directly by Ven 2014 are held indirectly by Karen P. Welsh, the general partner of Ven 2014. The address for each of these entities and individuals is c/o New Enterprise Associates, Inc., 1954 Greenspring Drive, Suite 600, Timonium, Maryland 21093.

(3)
Consists of 1,938,695 shares of common stock held by Norwest Venture Partners XII, LP, or Norwest LP. Genesis VC Partners XII, LLC, or Genesis XII LLC, is the general partner of Norwest LP, and NVP Associates, LLC is the managing member of Genesis XII, LLC. Each of Promod Haque, Jeffrey Crowe and Jon Kossow, who are co-chief executive officers of NVP Associates, LLC, may be deemed to share voting and dispositive power over the shares held by Norwest LP. The address for each of these entities individuals is c/o 525 University Avenue, #800, Palo Alto, CA 94301.

(4)
Consists of 2,887,366 shares of common stock held by Red Cart Ventures LLC. Target Corporation, a publicly traded company with securities listed on the New York Stock Exchange, is the sole member of Red Cart Ventures LLC. The address for each of these entities is 1000 Nicollet Mall, Minneapolis, MN 55403.

(5)
Consists of 1,588,378 shares of common stock held by Vaizra US I, L.P. Ron Rofé is the General Partner of Vaizra US I, L.P., and therefore may be deemed to have voting power with respect to these shares. The address for this entity is 6121 Sunset Boulevard, Los Angeles, CA 90028.

(6)
Consists of (i) 1,356,641 shares of common stock held by Mr. Sherwin, (ii) 310,458 shares of common stock held in various trusts for which Mr. Sherwin is the trustee and (iii) 300,000 shares of common stock held by Buddha Holdings LLC. Mr. Sherwin is the Investment Manager of Miracle Club Trust, which is the sole member of Buddha Holdings LLC.

(7)
Consists of (i) 1,295,791 shares of common stock held by Mr. Krim, (ii) 853,432 shares of common stock held in various trusts for which Mr. Krim is the trustee and (iii) 243,750 shares of common stock subject to options held by Mr. Krim that are exercisable within 60 days of January 17, 2020.

(8)
None of the shares of common stock subject to options held by Ms. Arel are exercisable within 60 days of January 17, 2020.

(9)
Consists of (i) 992,239 shares of common stock held by Mr. Parikh, (ii) 276,141 shares of common stock held in various trusts for which Mr. Parikh is the trustee, (iii) 121,875 shares of common stock subject to options held by Mr. Parikh that are exercisable within 60 days of January 17, 2020, (iv) 300,000 shares of common stock held by ABE Holdings, LLC and (v) 270,000 shares of common stock held by Miesau Trust, LLC. Mr. Parikh is the Investment Advisor of both ABE Trust and Miesau Trust, which are the sole members of ABE Holdings, LLC and Miesau Trust, LLC, respectively.

(10)
Consists of the NEA 14 shares identified in footnote (3) above. Mr. Florence is a NEA 14 Director, and therefore may be deemed to have shared voting power with respect to these shares.

(11)
Consists of 10,000 shares of common stock subject to options held by Ms. Irvine that are exercisable within 60 days of January 17, 2020.

(12)
Consists of 13,750 shares of common stock subject to options held by Ms. Katz that are exercisable within 60 days of January 17, 2020.

(13)
Consists of 20,749 shares of common stock subject to options held by Mr. Lazar that are exercisable within 60 days of January 17, 2020.

(14)
Consists of (i) 159,310 shares of common stock held by Lerer Hippeau Ventures CS, LLC, or Lerer CS, (ii) 929,341 shares of common stock held by Lerer Ventures III, LP, or LV III, (iii) 73,399 shares of common stock held by Lerer Ventures III-A, LLC, or LV III-A, (iv) 56,769 shares of common stock held by Lerer Ventures III-B, LP, or LV III-B and, together with LV III and LV III-A, the LV III entities, and (v) 72,183 shares of common stock held by Lerer Hippeau Ventures Select Fund, LP., or Lerer Select Fund, and together with Lerer CS and the LV III entities, the Lerer Hippeau entities. Lerer Hippeau Ventures CS Manager LLC is the manager of Lerer CS. Lerer Ventures III GP, LLC is the general partner of each of the LV III entities. Lerer Hippeau Ventures Select Fund GP, LLC is the general partner of Lerer Select Fund. Mr. Lerer is a managing partner of Lerer Hippeau, a manager of Lerer Hippeau Ventures CS Manager LLC, a manager of Lerer Ventures III GP, LLC, a managing member of Lerer Hippeau Ventures Select Fund GP, LLC and may be deemed to share voting and dispositive powers over the shares held by the Lerer Hippeau entities. The address for these entities and individuals is c/o 100 Crosby Street, New York, New York 10012.

(15)
Consists of (i) 38,750 shares of common stock subject to options held by Mr. Reiss that are exercisable within 60 days of January 17, 2020 and (ii) 90,228 shares of common stock held of record by DTR LLC. Mr. Reiss indirectly controls DTR LLC and therefore may be deemed to hold voting and dispositive power with respect to these shares.

(16)
Consists of (i) 10,733,767 shares of common stock held by all our current directors and executive officers as a group, and (ii) 990,282 shares of common stock subject to options held by all our current directors and executive officers as a group that are exercisable within 60 days of January 17, 2020.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Secured Facility

        On April 27, 2016, Casper Sleep Inc. and Casper Science LLC entered into a loan and security agreement with Pacific Western Bank (as amended by the first amendment dated as of November 20, 2017, as amended by the second amendment dated as of August 14, 2018, as amended by the third amendment dated as of December 12, 2018 and as further amended by the fourth amendment and joinder dated as of March 1, 2019), which we refer to, as amended, as the Senior Secured Facility. Pursuant to the fourth amendment and joinder dated as of March 1, 2019, Casper Sleep Retail LLC was joined as a borrower to the Senior Secured Facility.

        The Senior Secured Facility consisted of a $25.0 million term loan facility that was available to us until November 1, 2018, at which point the facility expired without any draw-downs or other utilization of the facility by us. Currently, the Senior Secured Facility consists of a $25.0 million revolving credit facility that becomes due and payable on September 1, 2020. As of September 30, 2019, we had $15.9 million outstanding and $7.6 million of letters of credit issued pursuant to the Senior Secured Facility.

        The Senior Secured Facility is secured by a lien on all or substantially of the assets of the borrowers, subject to carve-outs for intellectual property. Borrowings under the Senior Secured Facility accrue interest at an annual rate equal to the greater of (i) the prime rate or (ii) 3.5%. The "prime rate" is defined as the variable rate of interest, per annum, most recently announced by Pacific Western Bank, as its "prime rate," whether or not such announced rate is the lowest rate available from Pacific Western Bank.

        A nominal annual fee is due each October 1, and, upon a liquidity event or change of control, which as defined under the Senior Secured Facility includes an initial public offering of our equity securities, a certain one-time success fee of $150,000 will become due and payable to Pacific Western Bank.

        We are subject to certain financial and other covenants under the Senior Secured Facility. Pursuant to the Senior Secured Facility, we must maintain either (i) a certain minimum amount of not less than $25.0 million in unrestricted cash or cash equivalents with Pacific Western Bank or (ii) achieve certain net revenue minimum thresholds on a cumulative and consolidated basis for each monthly period beginning January 2019. In addition to the foregoing, we must maintain the lesser of (x) $25.0 million in unrestricted cash or cash equivalents and (y) 40% of the total of such assets owned by us in depository or operating accounts with Pacific Western Bank. Certain covenants also limit our ability to enter into inbound license agreements; create or acquire subsidiaries; convey, sell, lease, license, transfer or otherwise dispose of all or any part of the business or property; change our name, location, headquarters, executive management, fiscal year end, or have a change of control (as defined in the Senior Secured Facility); merge or consolidate with any other business organization; create, incur, assume, guarantee or remain liable with respect to indebtedness; create, incur, assume or allow liens or encumbrances; pay dividends or make distributions; make investments; exceed certain capital expenditures thresholds; enter into affiliate transactions; and make subordinated debt payments or store inventory or equipment with a bailee or similar third party. As of September 30, 2019, we were in compliance with all covenants under the Senior Secured Facility.

        Events of default under the Senior Secured Facility, subject to specified thresholds, include but are not limited to: nonpayment of principal, interest, fees or any other payment obligations thereunder; failure to perform or observe covenants, conditions or agreements; material violation of any representation, warranty or certification; cross-defaults to certain other indebtedness; bankruptcy or insolvency; certain monetary judgments; and any change of control occurrence.

Subordinated Facility

        On March 1, 2019, Casper Sleep Inc., Casper Science LLC and Casper Sleep Retail LLC entered into a growth capital loan and security facility agreement with TriplePoint Venture Growth BDC Corp., as lender and collateral agent, and TriplePoint Capital LLC, as lender (or, together with TriplePoint Venture Growth BDC Corp., Triplepoint), which provided for a $50.0 million growth capital loan facility, which we refer to as the Subordinated Facility. The Subordinated Facility allows for expansion up to an additional $50.0 million upon request and approval following full utilization of the initial loan, and has a maturity, at our option, of up to five years.

        In connection with the Subordinated Facility, on March 1, 2019, we entered into two warrant agreements with TriplePoint Venture Growth BDC Corp. and TriplePoint Capital LLC for 19,201 shares of Series D preferred stock and 12,801 shares of Series D preferred stock, respectively, at an exercise price per share of $31.24715. TriplePoint's right under the warrant agreements to purchase the Series D preferred stock will be available for the greater of (i) seven years from March 1, 2019 or (ii) one year from the effective date of an initial public offering, subject to certain exercise conditions in the event our common stock is traded on a securities exchange.

        Borrowings under the Subordinated Facility accrue interest at the prime rate (which, as defined in the Subordinated Facility, shall be as published in the Wall Street Journal with a floor of 5.25%) plus an applicable margin set forth in the table of terms. The table of terms sets forth 18 options based on term, amortization, interest rate and other features that can range from an annual interest rate of the prime rate plus 0.0% margin for a three-month interest-only term and up to a prime plus 7.25% margin for 48-months interest only term. End of term payments range from 0.25% of each advance for a three-month term up to 8.25% for each advance with a 48-month repayment option. The Subordinated Facility also has a 1.25% one-time facility fee for the committed amount, which is initially $50.0 million. Upon meeting certain conditions and in the event of the consummation of this offering, the interest rate will be reduced by 1.0%. Additionally, there is a 1.5% prepayment penalty in the event that the loan is prepaid within the first 18 months, with no prepayment penalty thereafter.

        Certain covenants under the Subordinated Facility limit our ability to create or acquire subsidiaries; transfer, sell, assign, grant a security interest in, permit liens or otherwise transfer an interest in or encumber our property or assets; liquidate, dissolve or enter into mergers or acquisitions or all or substantially all of our property; compromise accounts or grant extensions on any of our receivables; incur or permit our subsidiaries to incur indebtedness; make or permit our subsidiaries to make investments; declare or pay cash dividends or distributions; relocate our principal place of business or collateral or change our name; engage in a new and unrelated line of business; change our jurisdiction; enter into affiliate transactions; create new deposit accounts or prepay subordinated indebtedness. As of September 30, 2019, we had $25.0 million outstanding under the Subordinated Facility pursuant to a 48-month interest-only term with an interest rate of prime plus 7.25%, and were in compliance with all covenants under the Subordinated Facility.

        Events of default under the Subordinated Facility, subject to specified thresholds, include but are not limited to: nonpayment of principal, interest, fees or any other payment obligations thereunder; failure to perform or observe covenants, conditions or agreements; material violation of any representation, warranty or certification; cross-defaults to certain other indebtedness; bankruptcy or insolvency; certain monetary judgments; change of our chief executive officer or chief financial officer; termination or any guaranty or failure of a guarantor to perform any obligation or covenant under any guaranty; and any change of control occurrence.

 DESCRIPTION OF CAPITAL STOCK

General

        At or prior to the consummation of this offering, we will file an Amended Charter, and we will adopt our Amended Bylaws. Our Amended Charter will authorize capital stock consisting of:

  •
  170,000,000 shares of common stock, par value $0.000001 per share; and

  •
  8,000,000 shares of preferred stock, par value $0.000001 per share.

        We are selling 8,350,000 shares of common stock in this offering (9,602,500 shares if the underwriters exercise their over-allotment option in full). All shares of our common stock outstanding upon consummation of this offering will be fully paid and non-assessable.

        The number of shares of common stock to be issued upon the Preferred Conversion depends in part on the initial public offering price in this offering. The terms of our Series B preferred stock, Series C preferred stock and Series D preferred stock provide that the ratio at which each share of such series converts into common stock in connection with this offering will increase if the initial public offering price is below $23.1229 per share, $31.24715 per share and $31.24715 per share, respectively, which would result in additional shares of our common stock being issued upon the Preferred Conversion. Based upon the assumed initial public offering price of $12.50 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after assuming the Preferred Conversion and the Reclassification, as of September 30, 2019, there were 31,280,010 shares of our common stock outstanding, held by 703 stockholders of record and no shares of our preferred stock outstanding.

        The following summary describes the material provisions of our capital stock. We urge you to read our Amended Charter and our Amended Bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

        Certain provisions of our Amended Charter and our Amended Bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.

Common Stock

        Holders of shares of our common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of our common stock will not have cumulative voting rights in the election of directors.

        Holders of shares of our common stock will not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the common stock.

Common Stock Dividend Rights and Right to Receive Liquidation Distributions

        Holders of shares of our common stock are entitled to receive ratably those dividends, if any, as may be declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

        In the event of our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to share ratably in the our remaining assets legally available for distribution.

Preferred Stock

        Upon the consummation of this offering and pursuant to our Amended Charter that will become effective at or prior to the consummation of this offering, the total of our authorized shares of preferred stock will be 8,000,000 shares. Upon the consummation of this offering, we will have no shares of preferred stock outstanding.

        Under the terms of our Amended Charter, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, powers, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

        The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Warrants

        As of September 30, 2019, there were warrants to purchase 182,442 shares of Class A common stock and 32,002 shares of Series D preferred stock. Upon the consummation of this offering, certain warrants may remain outstanding. The warrants for the Series D preferred stock, if outstanding upon the closing of this offering, shall become warrants to purchase shares of common stock into which each share of Series D preferred stock is convertible at the time of such exercise.

Registration Rights

        The IRA provides that certain holders of our redeemable convertible preferred stock, including, but not limited to, certain holders of at least 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, as set forth below. Our IRA was amended and restated on February 4, 2019. The registration rights set forth in the IRA will expire three years following the completion of this offering, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act during any 90-day period. We will pay the registration expenses (other than underwriting discounts and commissions) of the holders of the shares registered pursuant to the registrations described below. The IRA does not provide for any maximum cash penalties or any penalties connected with delays in registering our common stock.

        In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with this offering, we expect that each stockholder that has registration rights will agree not to sell or otherwise dispose of any securities without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC for a period of 180 days after the date of this prospectus, subject to certain terms and conditions and early release of certain holders in specified circumstances. See the section titled "Shares Eligible for Future Sale—Lock-Up Agreements" for additional information regarding such restrictions.

Demand Registration Rights

        After the completion of this offering, the holders of an aggregate of 20,441,452 shares of our common stock will be entitled to certain demand registration rights. At any time beginning on the earlier of February 4, 2024 and six months after the effective date of this registration statement, the holders of at least 50% of the Company's voting power of the registrable securities then outstanding may request that we register all or a portion of their shares. Such request for registration must cover securities the aggregate offering price of which, after payment of underwriting discounts and commissions, would exceed $10,000,000 with an offering price per share that would exceed $10.00. We will not be required to effect more than two registrations on Form S-1 within any 12-month period.

Piggyback Registration Rights

        After the completion of this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, in connection with such offering the holders of an aggregate of 28,629,300 shares of our common stock will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration relating to the sale of securities to service providers of the Company or a subsidiary pursuant to a stock option, stock purchase or similar plan, (ii) a registration relating to an SEC Rule 145 transaction, (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities or (iv) a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Form S-3 Registration Rights

        After the completion of this offering, the holders of an aggregate of 20,441,452 shares of our common stock will be entitled to certain Form S-3 registration rights. The holders of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate gross proceeds of the shares offered would equal or exceed $1,000,000. We will not be required to effect more than one registration on Form S-3 within any 12-month period.

Forum Selection

        Our Amended Charter will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or stockholders to us or our stockholders; (3) any action asserting a claim against us, any director or our officers and employees arising pursuant to any provision of the DGCL, our Amended Charter or our Amended Bylaws, or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery; or (4) any action asserting a claim against us, any director or our officers or employees that is governed by the internal affairs doctrine; provided that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction.

Dividends

        Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon, among other things, our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing our current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders and any other factors or considerations our board of directors may regard as relevant. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. See "Dividend Policy" and "Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—We do not intend to pay dividends on our common stock for the foreseeable future."

Anti-Takeover Provisions

        Our Amended Charter and Amended Bylaws, as they will be in at the consummation of this offering, will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Authorized but Unissued Shares

        The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NYSE. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Classified Board of Directors

        Our Amended Charter will provide that our board of directors will be divided into three classes, with the number of directors in each class being as nearly equal in number as possible. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders, with staggered three-year terms. Our Amended Charter will provide that directors may only be removed from our board of directors for cause by the affirmative vote of a majority of the shares entitled to vote. See "Management—Composition of our Board of Directors." These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Stockholder Action; Special Meetings of Stockholders

        Our Amended Charter will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our Amended Bylaws or remove directors without holding a meeting of our stockholders called in accordance with our Amended Bylaws. Further, our Amended Bylaws will provide that only the chairperson of our board of directors, a majority of our board of directors, the Chief Executive Officer of the Corporation or the President of

the Corporation may call special meetings of our stockholders, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

        In addition, our Amended Bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting or special meeting of stockholders. Generally, in order for any matter to be "properly brought" before a meeting, the matter must be (a) specified in a notice of meeting given by or at the direction of our board of directors, (b) if not specified in a notice of meeting, otherwise brought before the meeting by our board of directors or the chairperson of the meeting, or (c) otherwise properly brought before the meeting by a stockholder present in person who (1) was a stockholder both at the time of giving the notice and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with the advance notice procedures specified in the Amended Bylaws or properly made such proposal in accordance with Rule 14a-8 under the Exchange Act and the rules and regulations thereunder, which proposal has been included in the proxy statement for the annual meeting. Further, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (a) provide Timely Notice (as defined below) thereof in writing and in proper form to the secretary and (b) provide any updates or supplements to such notice at the times and in the forms required by the Amended Bylaws. To be timely, a stockholder's notice must be delivered to, or mailed and received at, our principal executive offices not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year's annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made (such notice within such time periods, "Timely Notice").

        Stockholders at an annual meeting or special meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder's intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.

Amendment of Certificate of Incorporation or Bylaws

        Upon consummation of this offering, the Amended Bylaws may be amended or repealed by a majority vote of our board of directors or by the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares entitled to vote generally in the election of directors, voting together as a single class. The affirmative vote of a majority of our board of directors and a majority in voting power of the outstanding shares entitled to vote thereon would be required to amend our Amended Charter.

Section 203 of the DGCL

        We will be governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time of the transaction in which the person became an interested stockholder, unless:

  •
  the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

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  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder at an annual or special meeting of the stockholders.

        In general, Section 203 defines a "business combination" to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an "interested stockholder" as a person who, together with affiliates and associates, owns, or, if such person is an affiliate or associate of the corporation within three years did own, 15% or more of the corporation's outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of our company.

Limitations on Liability and Indemnification of Officers and Directors

        Our Amended Charter and Amended Bylaws will provide indemnification and advancement of expenses for our directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. We have entered into indemnification agreements with each of our directors. Prior to the consummation of this offering, we entered into indemnification agreements with each of our executive officers. In some cases, the provisions of our indemnification agreements with our directors and executive officers may be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our Amended Charter will include provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director. This provision does not, however, eliminate the personal liability of our directors for monetary damages resulting from: (1) breach of the director's duty of loyalty, (2) acts or omissions not in good faith that involve intentional misconduct or knowing violation of law, (3) an unlawful payment of dividends or an unlawful stock purchase or redemption, or (4) any transaction from which the director derived an improper personal benefit.

        These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Corporate Opportunity Doctrine

        Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our Amended Charter will, to the extent permitted by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are employees of the Company or its subsidiaries. Notwithstanding the foregoing, our Amended Charter will not renounce our interest in any business opportunity that is expressly offered to an officer, director, stockholder or affiliate solely in their capacity as an officer, director or stockholder (or affiliate thereof).

Dissenters' Rights of Appraisal and Payment

        Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of Casper Sleep Inc. Pursuant to Section 262 of the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders' Derivative Actions

        Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Trading Symbol and Market

        We have been approved to list our common stock on the NYSE under the symbol "CSPR."

SHARES ELIGIBLE FOR FUTURE SALE

        Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we have been approved to list our common stock listed on the NYSE, we cannot assure you that there will be an active public market for our common stock.

        Upon the closing of this offering, we will have outstanding an aggregate of 39,630,010 shares of common stock, assuming the issuance of 8,350,000 shares of common stock offered by us in this offering and further assuming an initial public offering price of $12.50 per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

        The remaining 31,280,010 shares of common stock will be "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Registration Rights

        Pursuant to our IRA, after the completion of this offering, the holders of up to 28,629,300 shares of our common stock, or certain transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled "Description of Capital Stock—Registration Rights" for a description of these registration rights. If the offer and sale of these shares of our Common Stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

Lock-Up Agreements

        We, our executive officers, directors and the holders of substantially all of our outstanding stock, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, we and they will not, subject to certain exceptions, during the period ending 180 days after the date of this prospectus:

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  offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly or publicly disclose the intention to make any offer, sale, pledge or disposition of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, or exchangeable for, or that represent the right to receive, shares of our common stock; or

  •
  enter into any swap or other arrangement that transfers to another, all or a portion of the economic consequences of ownership of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

        Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC have advised us that they have no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up,

Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market or our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

        Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

Affiliate Resales of Restricted Securities

        In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least 180 days would be entitled to sell in "broker's transactions" or certain "riskless principal transactions" or to market makers, a number of shares within any three-month period that does not exceed the greater of:

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  1% of the number of shares of our common stock then outstanding; and

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  the average weekly trading volume in our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the NYSE concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

        Under Rule 144, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

        Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

        In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Our affiliates can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

        The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

        We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of all shares of common stock subject to outstanding stock options under our 2014 and 2015 Plans, and common stock issued or issuable under our 2020 Plan and ESPP. As of January 17, 2020, options to purchase 5,813,679 shares of common stock were outstanding. We expect to file the registration statement covering shares of common stock subject to outstanding options, and shares offered pursuant to our 2020 Plan and ESPP shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF COMMON STOCK

        The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated under the Code, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date of this prospectus. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

        This discussion is limited to Non-U.S. Holders that hold our common stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder's particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

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  U.S. expatriates and former citizens or long-term residents of the United States;

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  persons subject to the alternative minimum tax;

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  persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

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  banks, insurance companies, and other financial institutions;

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  brokers, dealers or traders in securities;

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  "controlled foreign corporations," "passive foreign investment companies," and corporations that accumulate earnings to avoid U.S. federal income tax;

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  partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes and other pass-through entities (and investors in such entities);

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  tax-exempt organizations or governmental organizations;

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  persons deemed to sell our common stock under the constructive sale provisions of the Code;

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  persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

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  tax-qualified retirement plans;

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  "qualified foreign pension funds" as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

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  persons subject to special tax accounting rules as a result of any item of gross income with respect to the common stock being taken into account in an applicable financial statement.

        If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

        THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

        For purposes of this discussion, a "Non-U.S. Holder" is any beneficial owner of our common stock that is neither a "U.S. person" nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

  •
  an individual who is a citizen or resident of the United States;

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  a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

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  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

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  a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

        As described in the section entitled "Dividend Policy," we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder's adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under "—Sale or Other Taxable Disposition."

        Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

        If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States.

        Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30.0% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

        Subject to the discussion below on information reporting, backup withholding and foreign accounts, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

  •
  the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

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  the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

  •
  our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any applicable time within the shorter of the five year period preceding the Non-U.S. Holder's disposition of, or the Non-U.S. Holder's holding period for, our common stock.

        Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

        Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

        With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is "regularly traded," as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder's holding period.

        Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

        Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or other applicable documentation, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

        Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

        Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any "substantial United States owners" (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain "specified United States persons" or "United States-owned foreign entities" (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

        Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on such proposed regulations pending finalization), no withholding would apply with respect to payments of gross proceeds.

        Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITERS

        Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and Jefferies LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
Jefferies LLC
BofA Securities, Inc.
UBS Securities LLC
Citigroup Global Markets Inc.
Piper Sandler & Co.
Guggenheim Securities, LLC

Total:	8,350,000

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $            per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,252,500 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

        The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 1,252,500 shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $5,100,000. We have agreed to reimburse the underwriters for expenses up to $55,000.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

        We have been approved to list our common stock on the NYSE under the trading symbol "CSPR."

        We, our executive officers, directors and the holders of substantially all of our outstanding stock have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, or the restricted period:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

  •
  file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

        The restrictions described in the immediately preceding paragraph to do not apply to:

  •
  the sale of shares of common stock to the underwriters;

  •
  the issuance by the Company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

  •
  transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act, is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions; or

  •
  the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.

        Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

        In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

        In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

        Certain persons associated with certain of the underwriters have an economic interest in approximately 2,932 shares of our common stock. Such securities were acquired in private placements for an aggregate purchase price of approximately $80,796 prior to the filing of the registration statement of which this prospectus forms a part with the Securities and Exchange Commission (the "Acquired Securities"). Because the price paid for each Acquired Security is higher than the public offering price in this offering, the underwriting compensation value of such acquisitions is zero.

Pricing of the Offering

        Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each referred to as a Relevant Member State, an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

        Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Canada

        The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

        Shares of our common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation, or document relating to shares of our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our common stock may not be circulated or distributed, nor may the shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA) (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where shares of our common stock are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired shares of our common stock under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Japan

        No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

        Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors, or QII

        Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a "QII only private placement" or a "QII only secondary distribution" (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

        Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a

"small number private placement" or a "small number private secondary distribution" (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Australia

        No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC) in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the Corporations Act) and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

        Any offer in Australia of our common stock may only be made to persons, or Exempt Investors, who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our common stock without disclosure to investors under Chapter 6D of the Corporations Act.

        The common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

        This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

        This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The common stock to which this prospectus relates may be illiquid or subject to restrictions on its resale. Prospective purchasers of the common stock offered should conduct their own due diligence on the common stock. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Switzerland

        We have not and will not register with the Swiss Financial Market Supervisory Authority (FINMA) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (CISA) and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with

FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to "qualified investors," as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (CISO) such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

        The consolidated financial statements of Casper Sleep Inc. and its subsidiaries as of December 31, 2018 and 2017 and for each of the years in the two-year period ended December 31, 2018, appearing in this prospectus and registration statement have been audited by KPMG LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with the registration statement. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains an internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

        Upon the closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. These reports, proxy statements, and other information will be available on the website of the SEC referred to above.

        We also maintain a website at www.casper.com, through which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Casper Sleep Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Casper Sleep Inc. and subsidiaries:

Opinion on the Consolidated Financial Statements

        We have audited the accompanying consolidated balance sheets of Casper Sleep Inc. and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive loss, changes in convertible preferred stock and stockholders' deficit, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes, collectively, the consolidated financial statements. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

        These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company's auditor since 2016.

New York, New York
June 7, 2019, except Note 4(s) which is as of August 5, 2019

Casper Sleep Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	As of December 31,
	2018	2017
Assets
Current assets:
Cash and cash equivalents	$26,880	$97,482
Restricted cash	1,475	1,400
Accounts receivable	23,106	12,656
Prepaid expenses and other current assets	7,739	8,619
Inventory	32,703	24,015

Total current assets	91,903	144,172
Property and equipment, net	18,812	8,916
Intangible assets	870	693
Accrued interest	67	653
Other assets	4,886	7,337

Total assets	$116,538	$161,771

Liabilities, Convertible Preferred Stock and Stockholders' Deficit
Current liabilities:
Accounts payable	27,704	17,212
Accrued expenses	37,358	28,980
Deferred revenue	8,822	2,384
Other current liabilities	26,855	10,100

Total current liabilities	100,739	58,676
Other liabilities	886	1,004

Total liabilities	101,625	59,680

Convertible preferred stock, $0.000001 par value—16,524,147 and 16,524,147 shares authorized; 16,524,147 and 16,524,147 issued and outstanding as of December 31, 2018 and December 31, 2017, respectively	238,802	238,802
Stockholders' deficit:
Convertible Class A common stock, $0.000001 par value—19,919,919 and 19,919,919 shares authorized; 9,110,359 and 8,989,298 issued and outstanding as of December 31, 2018 and December 31, 2017, respectively	—	—
Class B common stock, $0.000001 par value—34,475,000 and 30,000,000 shares authorized; 1,287,712 and 1,262,529 issued and outstanding as of December 31, 2018 and December 31, 2017, respectively	—	—
Additional paid-in capital	8,750	2,759
Accumulated other comprehensive (loss) income	(419)	658
Accumulated deficit	(232,220)	(140,128)

Total stockholders' deficit	(223,889)	(136,711)

Total liabilities, convertible preferred stock and stockholders' deficit	$116,538	$161,771

See accompanying notes to consolidated financial statements.

Casper Sleep Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share amounts)

	Year ended December 31,
	2018	2017
Revenue, net of $80,695 and $45,656 in refunds, returns, and discounts for the year ended December 31, 2018 and 2017 respectively	$357,891	$250,909
Cost of goods sold	200,139	134,038

Gross profit	157,752	116,871
Operating expenses
Sales and marketing expenses	126,189	106,809
General and administrative expense	123,523	81,323

Total operating expenses	249,712	188,132

Loss from operations	(91,960)	(71,261)

Other (income) expense
Interest income	(248)	(307)
Other expense, net	341	2,415

Total other expenses, net	93	2,108

Loss before income taxes	(92,053)	(73,369)
Income tax expense	39	23

Net loss	(92,092)	(73,392)
Other comprehensive income (loss)
Currency translation adjustment	(1,077)	279

Total comprehensive loss	$(93,169)	$(73,113)

Net loss per share attributable to common stockholders, basic and diluted	(8.91)	(7.22)
Weighted-average number of shares used in computing net loss per share attributable to common stockholders, basic and diluted	10,335,986	10,164,450

See accompanying notes to consolidated financial statements.

Casper Sleep Inc. and Subsidiaries

Consolidated Statements of Changes in Convertible Preferred Stock and Stockholders' Deficit

(In thousands, except share and per share amounts)

	Convertible Preferred Stock								Casper Sleep Inc, Stockholders
	Series seed preferred stock		Series A preferred stock		Series B preferred stock		Series C preferred stock		Class A common stock		Class B common stock		Additional paid-in	Accumulated other comprehensive	Accumulated	Total stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	(loss) income	deficit	deficit
Balance at January 1, 2017	3,951,636	1,826	4,753,421	12,983	2,378,594	54,895	—	—	9,074,954	—	1,023,514	—	1,140	379	(66,736)	(65,217)
Exercise of vested employee stock options	—	—	—	—	—	—	—	—	150,144	—	3,215	—	196	—	—	196
Common stock conversion	—	—	—	—	—	—	—	—	(235,800)	—	235,800	—	—	—	—	—
Stock based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	1,423	—	—	1,423
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	279	—	279
Series C funding	—	—	—	—	—	—	5,440,496	169,098	—	—	—	—		—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(73,392)	(73,392)

Balance at December 31, 2017	3,951,636	$1,826	4,753,421	$12,983	2,378,594	$54,895	5,440,496	$169,098	8,989,298	$—	1,262,529	$—	$2,759	$658	$(140,128)	$(136,711)

Exercise of vested employee stock options	—	—	—	—	—	—	—	—	121,061	—	25,183	—	275	—	—	275
Stock based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	5,716	—	—	5,716
Other comprehensive (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,077)	—	(1,077)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(92,092)	(92,092)

Balance at December 31, 2018	3,951,636	$1,826	4,753,421	$12,983	2,378,594	$54,895	5,440,496	$169,098	9,110,359	$—	1,287,712	$—	$8,750	$(419)	$(232,220)	$(223,889)

See accompanying notes to consolidated financial statements.

Casper Sleep Inc. and Subsidiaries

Consolidated Statement of Cash Flows

(In thousands, except share and per share amounts)

	Year ended December 31,
	2018	2017
Cash flows used in operating activities:
Net loss	$(92,092)	$(73,392)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,426	1,675
Stock based compensation expense	5,716	1,423
Long term deferred rent	(114)	468
Deferred income taxes	(4)	29
Changes in assets and liabilities:
Accounts receivable	(10,450)	(8,127)
Prepaid expenses and other current assets	880	(3,413)
Inventory	(8,688)	(15,333)
Other assets	1,860	(2,770)
Accounts payable	10,205	2,663
Accrued expenses	8,378	6,386
Deferred revenue	6,438	(98)
Other liabilities	2,190	6,474

Net cash used in operating activities	(72,255)	(84,015)
Cash flows used in investing activities:
Purchases of property and equipment	(13,035)	(5,085) (1)
Note receivable	1,000	(5,000)

Net cash used in investing activities	(12,035)	(10,085)
Cash flows from financing activities:
Exercise of stock options	275	196
Proceeds from Fundraising	—	169,098
Proceeds from borrowings on Revolving Line	15,000	—
Repayment on Revolving Line	(435)	—

Net cash provided by financing activities	14,840	169,294
Effect of exchange rate changes	(1,077)	279

Net change in cash and cash equivalents	(70,527)	75,473
Cash, cash equivalents and restricted cash at beginning of the year	98,882	23,409

Cash, cash equivalents and restricted cash at end of the year	$28,355	$98,882

Supplemental reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets as of year ended December 31
Cash and cash equivalents	26,880	97,482
Restricted cash	1,475	1,400

Total cash, cash equivalents and restricted cash	$28,355	$98,882
Supplemental disclosure of cash paid for:
Interest paid	(182)	—
Income taxes paid, net of refunds received	—	—

(1)
Purchases of property and equipment is net of fixed assets purchases that are included in accounts payable amounting to $287 at December 31, 2018 and $0 at December 31, 2017.

See accompanying notes to consolidated financial statements.

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

(1) Description of Business

        Casper Sleep Inc. and its subsidiaries (the "Company" or "Casper") design and sell premium sleep products including mattresses, pillows, sheets, and other sleep-centric products to end consumers. The Company's head office is located at 230 Park Avenue South, New York, NY, and the Company has additional office locations in Berlin, Germany, and San Francisco, CA, as well as retail locations and pop-up stores throughout the United States ("U.S.") and Canada.

        The Company comprises Casper Sleep Inc. and its wholly-owned subsidiaries, Casper Science LLC, Casper Sleep Retail LLC, and Casper Sleep Limited ("Casper UK Holdco"). Casper UK Holdco wholly-owns Casper Sleep GmbH, Casper Sleep (UK) Limited, and Casper Sleep SAS.

(2) Basis of Presentation

        The Company presents its financial statements on a consolidated basis of all its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated. All foreign currency amounts in the statement of operations have been translated using an average rate for the reporting period. All foreign currency balances in the balance sheet have been translated using the spot rate at the end of the year. All figures expressed, except share amounts, are represented in U.S dollars in thousands.

Reclassification

        Certain prior period amounts in the accompanying consolidated financial statements and related notes have been reclassified to conform to the 2018 presentation.

(3) Use of Estimates

        The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets; the valuation of deferred income tax assets, and the valuation of stock-based compensation and warrants, the product returns reserve, and the inventory obsolescence reserve.

(4) Summary of Significant Accounting Policies

Segment Information

        The Company operates in one operating segment within the United States, Canada and Europe, providing sleep products to consumers through various sales channels. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker ("CODM"). The Company's CODM is its CEO and CFO/COO. The role of the CODM is to make decisions about allocating resources and assessing performance. The Company's business operates in one operating segment as all of the Company's sales channels are complimentary and are analyzed in an identical way, with the CODM evaluating the Company's financial information, resources and performance of these resources on a consolidated basis. Since the

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(4) Summary of Significant Accounting Policies (Continued)

Company operates in one operating segment, all required financial segment information can be found in the consolidated financial statements.

(a) Cash and Cash Equivalents

        The Company considers all highly liquid investments with a maturity of less than three months when purchased to be cash equivalents.

(b) Restricted Cash

        Restricted cash represents cash balances held in segregated accounts used for collateralizing letters of credit for the Company's line of credit with its bank.

(c) Accounts Receivable

        Accounts receivable is composed primarily of amounts due from retail partnerships of $13,902 and $8,753, from financial institutions related to credit card sales amounting to $5,293 and $3,468, and other receivables of $3,911 and $435 as of December 31, 2018 and 2017 respectively. If the Company had accounts receivable deemed uncollectable, the Company would create a specific reserve based on those orders. As of December 31, 2018, the Company does not maintain an allowance for doubtful accounts as most receivables come from trusted retail partnerships that to date have no overdue accounts, or from credit card processors, from which funds are typically collected within two to four days.

(d) Inventory

        Inventories primarily consist of merchandise purchased for resale, as well as costs to deliver merchandise to Casper's logistics providers and retail stores. The Company's inventory is stated using weighted average costing. The Company performs an analysis to determine whether it is appropriate or not to maintain a reserve for excess and obsolete inventory. The reserve is based on historical experience related to the disposal of identified inventory. Obsolete inventory is defined as inventory held in excess of two years. Most of Casper's inventory is just-in-time and most products have been recently introduced and in existence for less than two years. Additionally, the Company performs a review of all on hand inventory to determine if any items are deemed obsolete based on specific facts and circumstances. As of December 31, 2018, the Company had a reserve in the amount of $2,335, and had no reserve as of December 31, 2017. Additionally, the Company had purchase obligations in the amount of $1,688 as of December 31, 2018 that continued into 2019. There are no purchase obligations beyond 2019.

        Storage costs, indirect administrative overhead and certain selling costs related to inventories are expensed in the period incurred.

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(4) Summary of Significant Accounting Policies (Continued)

        Inventory consists of the following:

	December 31, 2018	December 31, 2017
Raw materials	$1,476	$873
Finished goods	28,562	16,767
Inventory in transit	5,000	6,375
Inventory reserve	(2,335)	—

Total inventory	$32,703	24,015

        Raw materials consist of boxes, replacement parts and components used in the creation of products. Finished goods is comprised of completed goods including mattresses, pillows, sheets, dog beds, and furniture.

        Inventory in transit is either purchased inventory coming from overseas or inventory being transferred between warehouses or from warehouse to retail location, both permanent and pop-up.

        The Company writes down inventory as a result of excess and obsolete inventories, or when it believes that the net realizable value of inventories is less than the carrying value, in accordance with ASU 2015-11, Simplifying the Measurement of Inventory, which was adopted in 2016.

(e) Revenue Recognition

        Revenue, net is comprised of global sales through our DTC channels and our retail partnerships. Sales revenue, net reflects the impact of product returns as well as discounts for certain sales programs and promotions.

        Revenue, net comprises the consideration received or receivable for the sale of goods and services in the ordinary course of our activities net of returns and promotions. We recognize revenue when products and services are delivered to the consumer, the sales price is fixed and determinable, and collectability is reasonably assured.

        Promotions are occasionally offered, primarily in the form of discounts, and are recorded as a reduction of gross revenue at the date of revenue recognition. We typically accept sales returns during a 30 or 100-night trial period, depending on the product, with our mattresses having a 100-night trial period. A sales return accrual is estimated based on historical return rates and is then adjusted for any current trends as appropriate. Returns are netted against the sales allowance reserve for the period. Sales are recognized as deferred revenue at the point of sale and are recognized as revenue upon the delivery to the consumer. Revenue through our DTC channels is recognized upon in-store or home delivery to the consumer, as applicable, and retail partnership revenue is recognized upon the transfer of control, on a per contract basis.

(f) Cost of Goods Sold

        Cost of goods sold consists of costs of purchased merchandise, including freight, duty, and nonrefundable taxes incurred in delivering goods and services to customers and distribution centers,

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(4) Summary of Significant Accounting Policies (Continued)

packaging and component costs, warehousing and fulfillment costs, damages, and excess and obsolete inventory write-downs

(g) Sales and Marketing expenses

        Sales and marketing expenses consist primarily of advertising and marketing promotions of the Company's products as well as sponsorship costs, consulting and contractor expenses, travel. Advertising and other promotional costs are expensed as incurred. Sales and marketing expenses amounted to $126,189 and $106,809 for the years ended December 31, 2018 and 2017 respectively, of which $116,801 and $105,200 are advertising expenses for the years ended December 31, 2018 and 2017, respectively.

(h) General and Administrative expenses

        General and administrative expenses consist of personnel-related expenses for the finance, legal, human resources and administrative personnel, as well as the costs of professional services, information technology, litigation expenses, other administrative expenses, credit card fees, and depreciation and amortization. Research and development expenses are included within general and administrative and consist primarily of personnel-related expenses, consulting and contractor expenses, tooling, test equipment, and prototype materials. Product development costs were $12,263 and $6,500 in 2018 and 2017, respectively.

(i) Prepaid Expenses and Other Current Assets

        Prepaid expenses and other current assets consist primarily of prepaid media placement for media campaigns that have not yet run, prepaid insurance, and prepaid rent and office related expenses.

(j) Stock Based Compensation

        The fair value of stock-based awards granted to employees is measured on the date of grant using the Black-Scholes option pricing model. Compensation cost is recognized on a straight-line basis over the requisite service period. The Company accounts for forfeitures as they occur, rather than estimating expected forfeitures.

        See Note 7 for a complete description of the accounting for stock-based awards. The Company also issues stock-based awards to some of its non-employee consultants. The Company accounts for equity awards to non-employees in accordance with FASB ASC Topic 505-50, Equity-Based Payments to Non-Employees, which requires the fair value of an award to a non-employee be remeasured at fair value as the award vests. Upon completion of the underlying performance obligation, or the vesting period, these cease to be revalued.

        Stock based compensation cost for the years ended December 31, 2018 and 2017 amounted to $5,716 and $1,423, respectively. These amounts include stock-based compensation to employees and non-employees.

(k) Property and Equipment

        Property and equipment are stated at cost less accumulated depreciation.

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(4) Summary of Significant Accounting Policies (Continued)

        Depreciation expense on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of furniture, fixtures, computers, technology hardware, and vehicles range from 3 to 5 years. The Company's purchased software is amortized over 7 years. Leasehold improvements are depreciated over the shorter of their useful life or the related lease term (without consideration of option renewal terms).

        Property and equipment consist of the following:

	December 31, 2018	December 31, 2017
Leasehold improvements	$9,965	$3,994
Computer software	1,657	1,602
Furniture and fixtures	4,267	1,311
Computers	1,328	1,052
Vehicles	640	640
Technology hardware	1,223	416
Construction in progress	5,526	2,301

Property and equipment, gross	$24,606	11,316
Less: accumulated depreciation	(5,794)	(2,400)

Property and equipment, net	$18,812	$8,916

        Depreciation expense related to property and equipment for the years ended December 31, 2018 and 2017 was $3,426 and $1,675, respectively.

        Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined using various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. No impairment losses were recognized during the years ended December 31, 2018 and 2017.

(l) Income Taxes

        The Company accounts for income taxes in accordance with ASC Topic 740, "Income Taxes". Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized within the provision for (benefit from) income taxes on the consolidated statement of operations and comprehensive loss in the period that includes the enactment date.

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(4) Summary of Significant Accounting Policies (Continued)

        The Company reduces deferred tax assets, by a valuation allowance if it is more likely than not that the Company will not realize some or all of the deferred tax assets. In making such a determination, the Company considers all available positive and negative evidence, including taxable income in prior carryback years (if carryback is permitted under the relevant tax law), the timing of the reversal of existing taxable temporary differences, tax planning strategies, and projected future taxable income. Refer to Note 10 "Income Taxes" to the Company's consolidated financial statements for additional information on the composition of these valuation allowances and for information on the impact of U.S. tax reform legislation. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position.

        The Company recognizes interest and penalties related to uncertain tax positions within the provision for (benefit from) income taxes in the consolidated statements of operations and comprehensive loss.

        In November 2015, the FASB issued new accounting guidance, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as non-current on the balance sheet. The new guidance is effective for public entities for years beginning after December 15, 2017. Early adoption is permitted for financial statements that have not been previously issued and can be applied on either a prospective or retrospective basis. The Company has elected to early adopt and prospectively apply the provisions of this new guidance beginning in 2017.

(m) Deferred Rent

        Rental payments under operating leases are expensed on a straight-line basis after consideration of rent holidays, tenant allowances, step rent provisions and escalation clauses. Differences between rental expense (recognized from the date of possession) and actual rental payments are recorded as deferred rent. Deferred rent was $802 and $801 at December 31, 2018 and 2017 respectively. Deferred rent is presented in other liabilities.

(n) Intangibles

        The Company's intangible assets consist of patents and domain names stated at cost. The stated value of the domain names was $567 as of December 31, 2018 and 2017, respectively. Casper is charged for regular maintenance and upkeep of the domain names which are expensed as incurred. The Company has the option of renewing its rights to its domain names on an annual basis. The Company holds multiple patents which are valued at $303 and $126 for December 31, 2018 and 2017, respectively. For intangible assets whose lives are determined to be indefinite, Casper qualitatively evaluates these for impairment, and no matters have come to the Company's attention that would indicate a significant decrease in the market price of these indefinite-lived intangible assets.

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(4) Summary of Significant Accounting Policies (Continued)

(o) Other Current Liabilities

        Other current liabilities consist of the following:

	December 31, 2018	December 31, 2017
Product return reserve	$8,474	$5,286
Value added tax	2,223	2,841
Short term debt	14,565	—
Other	1,593	1,973

Total Other Current Liabilities	$26,855	10,100

        Refer to note 6 for description of the Company's debt.

(p) Basic and Diluted Loss per Common Share

        The Company uses the two-class method to compute net loss per common share because the Company has issued securities, other than common stock, that contractually entitle the holders to participate in dividends and earnings of the Company. These participating securities include shares of each series of the Company's convertible preferred stock, which have non-forfeitable rights to participate in any dividends declared on the Company's common stock. The two-class method requires earnings for the period to be allocated between common stock and participating securities based upon their respective rights to receive distributed and undistributed earnings.

        Under the two-class method, for periods with net income, basic net income per common share is computed by dividing the net income attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Net income attributable to common stockholders is computed by subtracting from net income the portion of current year earnings that the participating securities would have been entitled to receive pursuant to their dividend rights had all of the year's earnings been distributed. No such adjustment to earnings is made during periods with a net loss, as the holders of the participating securities have no obligation to fund losses.

        Diluted net income per common share is computed under the two-class method by using the weighted average number of shares of common stock outstanding, plus, for periods with net income attributable to common stockholders, the potential dilutive effects of stock options and warrants. In addition, the Company analyzes the potential dilutive effect of the outstanding participating securities under the "if-converted" method when calculating diluted earnings per share, in which it is assumed that the outstanding participating securities convert into common stock at the beginning of the period or date of issuance, if later. The Company reports the more dilutive of the approaches (two-class or "if-converted") as its diluted net income per share during the period.

        Due to net losses for the years ended December 31, 2018 and 2017, basic and diluted loss per share were the same, as the effect of potentially dilutive securities would have been anti-dilutive.

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(4) Summary of Significant Accounting Policies (Continued)

(q) Foreign Currency

        The functional currency of the Company's international subsidiaries is the local currency. The Company translates the financial statements of these subsidiaries to U.S. dollars using month-end rates of exchange for assets and liabilities, and average rates for the annual period are derived from month-end spot rates for revenues, costs and expenses. The Company records translation gains and losses in accumulated other comprehensive loss as a component of stockholders' deficit. Foreign currency transaction gains and losses are included in net loss for the period.

(r) Convertible Preferred Stock

        The Company has determined that its convertible preferred stock is contingently redeemable due to the existence of deemed liquidation provisions contained in its certificate of incorporation, and therefore classifies its convertible preferred stock outside of permanent equity on the consolidated balance sheets. The Company initially recorded each series of preferred stock at its respective issuance date fair value, net of issuance costs. Since the occurrence of a deemed liquidation event has not been probable historically, the Company has not adjusted the carrying values of the preferred stock to the liquidation values. Subsequent adjustments to increase the carrying values to the liquidation values will be made only if and when it becomes probable that such a deemed liquidation event will occur. Upon an IPO, the outstanding convertible preferred stock will automatically convert into common stock.

(s) Correction of an Immaterial Misstatement

        During the second quarter of 2019, the Company identified certain accrued liabilities recorded as of December 31, 2018 totaling $6,169 that were in excess of our actual liabilities. As a result, sales and marketing expenses were overstated by $3,259, general and administrative expenses were overstated by $3,407, cost of goods sold was overstated by $6, and net loss and accumulated deficit were overstated by $6,677 as of and for the year ended December 31, 2018.

        Based on an analysis of Accounting Standards Codification ("ASC") 250—"Accounting Changes and Error Corrections" ("ASC 250"), Staff Accounting Bulletin 99—"Materiality" ("SAB 99") and Staff Accounting Bulletin 108—"Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"), the Company determined that these errors were immaterial to the previously-issued consolidated financial statements for the year ended December 31, 2018, and as such no restatement was necessary.

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(4) Summary of Significant Accounting Policies (Continued)

        The effect on these revisions on the Company's consolidated financial statements as of December 31, 2018 is as follows:

Financial Statement Caption	As previously reported at December 31, 2018	Adjustment (Debit)/Credit	As revised at December 31, 2018
Cost of goods sold	$200,145	$6	$200,139
Sales and marketing expense	129,448	3,259	126,189
General and administrative expense	126,930	3,407	123,523
Total operating expense	256,378	6,666	249,712
Loss from operations	(98,632)	(6,672)	(91,960)
Net loss	(98,769)	(6,677)	(92,092)
Total comprehensive loss	(99,846)	(6,677)	(93,169)
Total current assets	91,913	10	91,903
Property and equipment, net	18,294	(518)	18,812
Total assets	116,030	(508)	116,538
Accrued expenses	43,527	(6,169)	37,358
Total current liabilities	106,908	(6,169)	100,739
Total liabilities	107,794	(6,169)	101,625
Accumulated deficit	(238,897)	6,677	(232,220)

(5) Fair Value of Financial Instruments

        The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

  •
  Level 1 inputs are based on quoted prices in active markets for identical assets or liabilities.

  •
  Level 2 inputs are based on observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

  •
  Level 3 inputs are based on unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities, and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability.

        The Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents. The fair value of the Company's investments in certain money market funds is their face value. Such instruments are classified as Level 1 and are included in cash and cash equivalents on the consolidated balance sheets.

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(5) Fair Value of Financial Instruments (Continued)

        The following summarizes assets that are measured at fair value on a recurring basis, by level, within the fair value hierarchy as of December 31, 2018 and 2017:

	Fair Value as of December 31,		Cash and Cash Equivalents as of December 31,
	2018	2017	2018	2017
Cash	$12,291	58,387	$12,291	58,387
Level 1:
Money market funds	14,589	39,095	14,589	39,095

Cash and cash equivalents	26,880	97,482	$26,880	97,482

Restricted cash	1,475	1,400	1,475	1,400

Total	$28,355	98,882	$28,355	98,882

        As of December 31, 2018, and 2017, the Company had money market accounts of $14,589 and $39,095, respectively. The money market accounts are presented at fair market value based on quoted market prices and are classified within Level 1.

(6) Debt

        On April 27, 2016, the Company entered into a Loan and Security agreement (the "Credit Agreement") with a bank that provides for a $15,000 revolving credit line ("Revolving Line"). No significant debt issuance costs were incurred as part of the transaction. The Company is obligated to pay ongoing commitment fees equal to $9 annually. On November 20, 2017, Casper amended this line of credit to raise the borrowing limit to $30,000. On August 14, 2018, the agreement was amended to modify reporting covenants. On December 12, 2018, the agreement was modified to increase the ancillary services sublimit from $4,000 to $10,000.

        Subject to certain terms of the loan agreement, the Company may borrow, prepay and reborrow amounts under the Revolving Line at any time during the agreement and amounts repaid or prepaid may be reborrowed. Interest rates on borrowings under the Revolving Line will be based on the greater of the prime rate or three and a half percent (3.5%). The prime rate is defined as the rate of interest announced by the bank.

        The Credit Agreement contains certain customary financial, affirmative, and negative covenants, including a minimum net revenue, a minimum cash balance to be held at Pacific Western Bank, a limit on the Company's ability to incur additional indebtedness, dispose of assets, make certain acquisition transactions, pay dividends or make distributions, and certain other restrictions on the Company's activities each defined specifically in the agreement. Casper is in compliance with all terms and covenants in the Credit Agreement as of December 31, 2018.

        The Company drew down $15,000 of the Revolving Line on October 10, 2018. The outstanding balance of that Revolving Line was $14,565 as of December 31, 2018, and accrued $182 of interest expense relating to this Revolving Line as of December 31, 2018.

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(7) Stock Based Compensation

2014 Equity Incentive Plan

        The Company's 2014 Equity Incentive Plan (the "2014 Plan"), as amended on July 31, 2014, allowed for the issuance of up to 2,194,449 shares of common stock. Awards granted under the 2014 Plan may be incentive stock options ("ISOs"), nonqualified stock options ("NSOs"), restricted stock or restricted stock units ("RSUs"). The 2014 Plan was administered by the Board of Directors, which determines the terms of the awards granted, the exercise price, the number of shares subject to the award and the award vesting period. No ISO or NSO is exercisable after 10 years from the date of grant, and option awards typically vest over a four-year period.

2015 Equity Incentive Plan

        The Company's 2015 Equity Incentive Plan (the "2015 Plan"), allows for the issuance of up to 1,535,984 shares of common stock. Awards granted under the 2015 Plan may be incentive stock options ("ISOs"), nonqualified stock options ("NSOs"), restricted stock or restricted stock units ("RSUs"). The 2015 Plan is administered by the Board of Directors, which determines the terms of the awards granted, the exercise price, the number of shares subject to awards and the award vesting period. No ISO or NSO is exercisable after 10 years from the date of grant, and option awards typically vest over a four-year period.

        The 2014 Plan was terminated in connection with the adoption of the 2015 Plan in November 2015, and the Company will not grant any additional awards under the 2014 Plan. However, the 2014 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder

Determination of Fair Value

        The Company estimated the fair value of each employee option award on the date of grant using the Black-Scholes option pricing model. The Company's assumptions about stock price volatility were based on the average of the historical volatility for a sample of comparable companies with a look back period equal to the expected term of the option granted. Due to the limitations on the sale of the Company's common stock, there has not been a significant number of options exercised to date. Therefore, the Company estimated the expected term based upon the simplified method, which is the midpoint between the vesting date and the end of the contractual term for each option. The risk-free interest rate was based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of each option. The Company's Board of Directors utilizes independent valuations and other available information when estimating the value of the stock underlying the granted options. The weighted-average estimated fair value of options granted during the years ended December 31, 2018 and 2017 was $7.60 and $5.41 per share option respectively.

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(7) Stock Based Compensation (Continued)

        The fair values of stock options granted for the years ended December 31, 2018 and 2017 were estimated using the Black-Scholes option-pricing model with the following assumptions:

Fair Value Assumptions	2018	2017
Expected volatility	55%	36% - 38%
Expected dividend yield	0%	0%
Expected life (term in years)	4.44 - 6.25	5.5 - 6.3
Risk-free interest rate	2.3% - 3.0%	1.8% - 2.3%
Discount for post-vesting restrictions	N/A	N/A

        Option activity is as follows:

Stock Option Activity	Shares Subject to Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2017	2,335,399	$6.06	8.05	$22,395
Granted	2,518,199	14.20
Exercised	(141,744)	2.17		1,901
Forfeited	(318,412)	11.29
Expired	(38,177)	8.90

Outstanding at December 31, 2018	4,355,265	10.45	7.90	21,272
Vested and expected to vest, December 31, 2017	2,194,520	$5.74	7.97	$17,247
Vested and expected to vest, December 31, 2018	3,966,271	10.10	7.83	20,758
Exercisable, December 31, 2017	1,151,130	$2.54	7.22	$12,731
Exercisable, December 31, 2018	1,551,682	4.49	6.68	16,825

        Non-vested option activity is as follows:

Non-Vested Options—Activity	Shares	Weighted Average Grant Date Fair Value
Non-vested December 31, 2017	1,187,484	$3.89

Granted	2,492,593	7.60
Vested	(564,838)	3.61
Forfeited	(312,656)	5.08

Non-vested December 31, 2018	2,802,583	$7.12

        The total intrinsic value of the options exercised during the year ended December 31, 2018 and 2017 was $1,901 and $1,857 respectively. The intrinsic value is the difference between the current market value of the stock and the exercise price of the stock options.

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(7) Stock Based Compensation (Continued)

        The total fair value of shares vested during the year ended December 31, 2018 and 2017 respectively were $2,042 and $1,120. Non-employee stock-based compensation expenses equaled to $109 and $115, and employee stock-based compensation was $5,607 and $1,308 for a total of $5,716 and $1,423 for the years ended December 31, 2018 and 2017 respectively.

(8) Significant Risks and Uncertainties Including Business and Credit Concentrations

Risks and Uncertainties

        At this stage of the Company's development, the ability to generate positive operating cash flows is a risk. The Company has incurred a net loss from operations and net operating cash outflows for the years 2018 and 2017 and since inception and has an accumulated deficit. As a result, the Company continues to rely upon investors who contributed cash to cover the Company's current operating expenses and obligations and has the ability to draw down on the line of credit. The Company's success will depend in part on its ability to continue to attract new customers, retain existing customers, and curate and market its products. There can be no assurance that the Company will be able to achieve any or all of these success factors. The Company estimates that it will have adequate liquidity to fund operations through June 8, 2020. In the future, if the Company is unable to attain positive cash flow from operations it will need to raise adequate financing to maintain its current level of operations and growth.

        Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash investments with high-credit quality financial institutions. A significant portion of the Company's accounts receivable is with its credit card processors and retail partnerships. The Company believes no significant credit risk exists with respect to these financial instruments.

Concentrations

        As of December 31, 2018, two customers made up 20% and 13% of the Company's accounts receivable balance. For the year ended December 31, 2017 two customers made up 37% and 19% of the Company's accounts receivable balance.

        Net revenue within North America and Europe were approximately $326,842 and $31,050, respectively, for the year ended December 31, 2018. Net revenue within North America and Europe were approximately $230,106 and $20,803, respectively, for the year ended December 31, 2017.

        Net revenue generated in the United States was $305,413 (or 85% of the Company's net revenue) and $219,161 (or 87% of the Company's net revenue) for the year ended December 31, 2018 and 2017, respectively. As of December 31, 2018 and 2017, the Company had long-lived assets in the United States of $17,223 (or 92% of the Company's long-lived assets) and $8,490 (or 95% of the Company's long-lived assets), respectively.

        No customer accounted for more than 10% of the Company's revenues in the year ended December 31, 2018 and 2017.

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(9) Leases

        Rent payments under operating leases are recognized on a straight-line basis over the term of the lease including any periods of free rent. Rental expense for operating leases for the year ended December 31, 2018 and 2017, was $10,142 and $4,417, respectively, which was recorded in general and administrative expense.

        As of December 31, 2018, future minimum lease payments under non-cancelable operating leases consisted of the following:

2019	8,256
2020	9,039
2021	8,718
2022	8,805
2023	8,852
Thereafter	37,531

Total minimum lease payments	$81,201

        The Company maintains leases for its office spaces and retail locations in each location as described in Note 1. Additionally, its leases for its pop-up stores are generally short-term in nature.

(10) Income Taxes

        The domestic and international components of the Company's loss from operations before income taxes are as follows:

	December 31, 2018	December 31, 2017
Domestic	$(75,034)	$(58,147)
Foreign	(17,019)	(15,222)

Total	$(92,053)	$(73,369)

        The Company's provision for (benefit from) income taxes is comprised of the following:

	December 31, 2018	December 31, 2017
Federal
Current	$—	$(366)
Deferred	2	368
Foreign
Current	—	—
Deferred	—	—
State and local
Current	35	21
Deferred	2	—

Total	$39	$23

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(10) Income Taxes (Continued)

Effective Tax Rate

        A reconciliation of the significant differences between the U.S. statutory tax rate and the effective income tax rate on pretax income from continuing operations is as follows:

	December 31, 2018	December 31, 2017
Total Pre-Tax Loss	$(92,053)	$(73,369)

US statutory rate	$(19,327)	$(25,683)
State taxes	(3,297)	(2,224)
Foreign rate differential	(736)	910
Permanent items	649	697
Change in valuation allowance	24,125	11,687
Effect of U.S tax law changes	16	14,620
Branch loss / benefit	(907)	—
Other	(484)	16

	$39	$23

        In December 2017, the Tax Act was enacted into law, significantly changing income tax law that affects U.S. corporations. Key changes included a corporate tax rate reduction from 35 percent to 21 percent effective January 1, 2018, expensing of certain qualified property, significant changes to the U.S international tax system such as a one-time transition tax on accumulated foreign earnings, and how foreign earnings are subject to U.S. tax. For the period ended December 31, 2017, the Company recorded a tax expense of approximately $14,620 associated with the re-measurement of deferred taxes for the corporate rate reduction, which was offset by a reduction in valuation allowance of $14,628.

        Significant components of the Company's net deferred taxes are as follows:

Deferred tax assets	December 31, 2018	December 31, 2017
Losses and tax credit carryforwards	$51,501	$30,551
Share-based compensation	1,084	148
Returns reserve	1,968	1,283
Deferred rent	261	202
Accrued expenses	3,438	3,415
Fixed and intangible assets	502	168
Inventory	494	301
Other	778	88

Total deferred tax assets	60,026	36,156
Valuation allowances	(59,726)	(35,876)

Total deferred tax assets, net of valuation allowance	$300	$280
Deferred tax liabilities:
Prepaid expenses	166	254
Indefinite lived intangible	166	53

Total deferred tax liabilities	332	307

Net deferred tax (liabilities)	$(32)	$(27)

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(10) Income Taxes (Continued)

        At December 31, 2018, for U.S. federal income tax purposes, the Company had net operating loss carryforwards of approximately $157,126. The 2018 net operating loss of $64,768 does not expire. Net operating losses of $92,358 incurred prior to 2018 expire in 2035 through 2037. For New York and California income tax purposes, the Company had net operating loss carryforwards of approximately $19,247 and $24,378 respectively, which both expire in 2035 through 2038. For other state income tax purposes, the Company had net operating loss carryforwards of approximately $55,511, which expire beginning 2023 through 2038. The Company had approximately $32,133 of foreign net operating loss carryforwards, which do not expire. Utilization of the Company's net operating loss carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state and foreign provisions. Such an annual limitation could result in the expiration of the net operating loss carryforwards before utilization.

        Beginning in 2018, the income tax consequences related to employee share-based awards are required to be recognized in Provision for income taxes in the income statement instead of additional paid-in capital. As a result of the adoption of ASU 2016-09, the excess tax benefits of $2,133 previously recorded in additional paid-in capital were included in the deferred tax asset associated with gross operating loss carryforward at December 31, 2018. These amounts were fully offset by a valuation allowance.

        The Company regularly assesses the realizability of its deferred tax assets and establishes a valuation allowance if it is more-likely-than-not that some or all of its deferred tax assets will not be realized. The Company evaluates and weighs all available positive and negative evidence such as historic results, future reversals of existing deferred tax liabilities, projected future taxable income, as well as prudent and feasible tax-planning strategies. The Company will continue to assess the realizability of the deferred tax assets in each of the applicable jurisdictions going forward. The Company may release all or a portion of its valuation allowance if there is sufficient positive evidence that outweighs the negative evidence. Given the Company's history of losses, the Company does not believe it is more likely than not that it will be able to realize its deferred tax assets and as a result, has recorded a full valuation allowance.

        The Company has not recorded deferred income taxes and withholding taxes with respect to the undistributed earnings of its foreign subsidiaries as such earnings are determined to be reinvested indefinitely. Upon distribution of those earnings in the form of dividends or otherwise, the Company may be subject to U.S. federal and state income taxes and withholding taxes, the determination of which is not practical as it is dependent on the amount of U.S. tax losses or other tax attributes available at the time of repatriation.

        The Company has concluded the accounting under the Tax Reform Act within the time period set forth in Staff Accounting Bulletin No. 118. The SEC guidance allowed for a measurement period of up to one year after the enactment date of the Tax Reform Act to finalize the recording of the related accounting for income tax impacts, including the impact of the remeasurement of U.S. deferred tax assets and liabilities as a result of the reduction of the U.S. corporate tax rate, and the accounting policy election related to U.S. taxes on foreign earnings. The Company was not subject to the one-time transition tax under the Tax Reform Act and it did not make any adjustments to the provisional estimate recorded in the fiscal year ended December 31, 2017.

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(10) Income Taxes (Continued)

Unrecognized Tax Benefits and Other Considerations

        The Company records liabilities related to its uncertain tax positions. Tax positions for the Company and its subsidiaries are subject to income tax audits by multiple tax jurisdictions throughout the world. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, based on the technical merits. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50 percent likely to be realized upon settlement with the taxing authority.

        The Company has operations and taxable presence in multiple jurisdictions in the U.S. and outside of the U.S. Tax positions for the Company and its subsidiaries are subject to income tax audits by multiple tax jurisdictions around the world. The Company currently considers U.S. federal and state, and the United Kingdom to be major tax jurisdictions. The Company's U.S. federal and state tax returns since 2014, which was the Company's first year of operation, remain open to examination. Tax years 2014 through 2018 remain open for all tax jurisdiction in which the Company files tax returns.

(11) Accrued Expense

        Accrued expenses consist of the following:

	December 31, 2018	December 31, 2017
Tax fees	$13,553	$13,215
General trade	8,340	9,432
Marketing	8,682	4,242
Other	6,783	2,091

Total Accrued Expenses	$37,358	$28,980

(12) Other Non-Current Assets

        On July 25, 2017, the Company signed a 10 year note receivable amounting to $5,000. The unpaid principal balance is subject to interest at a rate of 30% per annum through December 31, 2017 and 15% per annum thereafter. The note was amended on November 1, 2018 and a payment of $1,000 of the outstanding principal was received. The principal balance is subject to interest at a rate of 10% per annum. All unpaid principal and accrued interest are due by October 31, 2020. Interest income is recognized on an accrual basis based upon the principal amount outstanding in accordance with the terms of the note agreement until the outstanding balance is paid. Notes receivable are included in other non-current assets on the consolidated balance sheets at December 31, 2018 and 2017.

(13) Convertible Preferred Stock, Common Stock, and Stockholders' Deficit

(a)   Common Stock

        For the year ended December 31, 2018 and 2017, there were two series of common stock, designated Class A common stock and Class B common stock. During these periods, each holder of Class A common stock was entitled to one hundred votes per share, and each holder of Class B

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(13) Convertible Preferred Stock, Common Stock, and Stockholders' Deficit (Continued)

common stock was entitled to one vote per share. Common stockholders receive dividends when and if declared and, upon liquidation or dissolution, were entitled to receive all assets available for distribution to stockholders. The holders had no preemptive or other subscription rights. Each share of Class A common stock was convertible into one share of Class B common stock at the option of the holder. There were no redemption provisions with respect to Class B common stock. Common stock was subordinate to the preferred stock with respect to dividend rights and rights upon liquidation, winding up, and dissolution of the Company. Shares of both series of common stock had a par value of $0.000001.

(b)   Convertible Preferred Stock

        Authorized capital stock includes convertible preferred shares with a par value of $0.000001 per share. Convertible preferred stock is comprised of Seed Series, Series A, Series B, and Series C.

        The holders of the convertible preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of the common stock by reason of their ownership of such stock, an amount per share for each share of convertible preferred stock held by them equal to the sum the liquidation preference which is determined by class of shares; $0.46816 per share for the Series Seed convertible preferred stock, $2.75591 per share for the Series A convertible preferred Stock, $23.1229 per share for the Series B convertible preferred stock, and $31.24715 for Series C convertible preferred stock (each subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein).

        The conversion price is $0.46816 per share for the Series Seed convertible preferred Stock, $2.75591 per share for the Series A convertible preferred stock, $23.1229 per share for the Series B convertible preferred stock, and $31.24715 for Series C convertible preferred stock.

        Each share of Series Seed convertible preferred stock and Series A convertible preferred stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Series Seed convertible preferred stock and Series A convertible preferred stock, into that number of fully-paid, non-assessable shares of Class A common stock determined by dividing the original issue price for the relevant series by the conversion price for such series.

        Each share of Series B convertible preferred stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for such series of convertible preferred stock, into that number of fully-paid, non-assessable shares of Class B common stock determined by dividing the original issue price for such series of convertible preferred stock, by the Conversion Price for such series of convertible preferred stock.

        Each share of Series C convertible preferred stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for such series of convertible preferred stock, into the number of fully-paid, non-assessable share of Class B common stock determined by dividing the original issue price for such series of convertible preferred stock, by the conversion price for such series of convertible preferred stock.

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(13) Convertible Preferred Stock, Common Stock, and Stockholders' Deficit (Continued)

        Each share of convertible preferred stock shall automatically be converted into fully-paid, non-assessable shares of Class A common stock (in the case of Series Seed convertible preferred stock and Series A convertible preferred stock) and Class B common stock (in the case of Series B convertible preferred stock) at the then effective conversion rate for such share (i) immediately prior to the closing of a Qualified IPO or (ii) upon the receipt by the Corporation of a written request for such conversion from either (A) the holders of a majority of the outstanding shares of a series requesting conversion of such series or (B) holders of at least 65% of the outstanding shares of convertible preferred stock (voting together as a single class on an outstanding share basis) or if later, the effective date for conversion specified in such request.

        Each convertible preferred share will receive dividends, when declared by the board of directors, at an annual rate of $0.03745 per share for the Series Seed convertible preferred stock, $0.22047 per share for the Series A convertible preferred stock, $1.84983 per share for the Series B convertible preferred stock, and $2.49977 per share for the Series C convertible preferred stock (each subject to adjustment from time to time for recapitalizations and as otherwise set forth elsewhere herein).

        Each holder of convertible preferred stock shall be entitled to the number of votes equal to the number of votes such holder of convertible preferred stock would be entitled to if such holder's shares of convertible preferred stock were converted into shares of common stock as of the record date. Fractional votes shall not be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of convertible preferred stock held by each holder could be converted) shall be disregarded. The holders of shares of the convertible preferred stock shall be entitled to vote on all matters on which the common stock shall be entitled to vote.

        In the event the Corporation shall issue additional shares of common stock without consideration or for a consideration per share less than the applicable conversion price of a series of convertible preferred stock in effect on the date of and immediately prior to such issue, then, the conversion price of the affected series of convertible preferred stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of one cent) determined by multiplying such conversion price by a fraction, the numerator of which shall be the number of shares of common stock outstanding immediately prior to such issue plus the number of shares which the aggregate consideration received by the Corporation for the total number of additional shares of common so issued would purchase at such conversion price, and the denominator of which shall be the number of shares of common stock outstanding immediately prior to such issue plus the number of such additional shares of common so issued. Notwithstanding the foregoing, the conversion price shall not be reduced at such time if the amount of such reduction would be less than $0.01, but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal $0.01 or more in the aggregate.

        The Company classifies the convertible preferred stock as temporary equity in the mezzanine section on the consolidated balance sheet, in accordance with ASC Topic 480-10-S99-3A, since the shares possess liquidation features which may trigger a distribution of cash or assets that is not solely within the Company's control. Upon the occurrence of certain deemed liquidation events, convertible preferred stockholders can require the Company to redeem their shares of convertible preferred stock.

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(14) Warrants

        On April 25, 2014, the Company issued a warrant to purchase 156,997 shares of common stock in connection with the release of certain claims to a vendor. The warrants were fully vested when issued and were not provided as compensation for any service performed by the warrant holder. As such, they were marked at their fair market value on the date of issuance, April 25, 2014, and are no longer subject to re-measurement. These warrants were issued with an exercise price of $0.10 and were subsequently recorded at a $7.7 in the consolidated statement of operations. The warrants expire 10 years from the date of issuance.

        On May 29, 2014, the Company issued a warrant to purchase 25,445 shares of common stock to a vendor in connection with a credit extension. The warrants vested immediately and had a value of $0.10 per share. As the service was an extension of credit, Casper evaluated these warrants as of the end of such extension, when Casper paid its outstanding balance with the warrant holder. As such, they are no longer subject to re-measurement at each subsequent reporting date. This occurred in July 2014, at which point the fair market value of common shares was $0.10 and were recorded at $1.2 in the consolidated statements of operations. The warrants expire 10 years from the date of issuance.

        The fair value of the warrants is estimated using the Black-Scholes option pricing model. The fair value is subjective and is affected by changes in inputs to the valuation model include the fair value per share of the underlying stock, the expected term of each warrant, volatility of the Company's stock and peer company stock, and risk-free rates based on U.S. Treasury yield curves. When the Company had completed or was expecting to complete a preferred equity financing, the terms and pricing of the financing round were included in the analysis used to estimate the Company's value and the value of its common stock. These methods were consistent with prior valuations.

        At the option of the warrants holders, the warrants can be fully settled in shares, or converted via net share settlement, in which the warrant holder will receive the shares equal to the number of shares purchasable under this warrant or, if only a portion of the warrant is being exercised, the portion of the warrant being canceled multiplied by the difference between the fair market value of the shares and the exercise price, divided by the fair market value of the shares.

        The outstanding warrants were recorded as additional paid-in capital upon issuance. Equity classified contracts are not subsequently remeasured, unless reclassification is required from equity to liability classification.

        These were the only warrants issued and outstanding as of December 31, 2018 and 2017.

(15) Recently Issued Accounting Pronouncements

        The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(15) Recently Issued Accounting Pronouncements (Continued)

Recently Adopted Accounting Pronouncement

        In November 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This ASU requires that a statement of cash flows explains the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash. As a result, restricted cash should be included with cash and cash equivalents in the beginning-of-period and end-of-period amounts shown on the statement of cash flows. The new standard also requires companies to disclose the nature of the restriction on restricted cash. The Company adopted the new standard in the period ended December 31, 2018 and revised the prior period in accordance with this ASU.

        The Company adopted ASU No. 2016-09, Improvements to Employee Share-Based Payments Accounting ("ASU 2016-09") effective January 1, 2018. In conjunction with the adoption of the standard, the Company records excess tax benefits and deficiencies that result when stock-based awards vest or are settled within the provision for income taxes in the consolidated statement of operations and comprehensive loss. The excess benefits were included in deferred tax asset associated with gross operating loss carryforward which were fully offset by a valuation allowance. In addition, the Company elected that forfeitures will be recognized when the actual forfeiture takes place (no estimated forfeiture rate will be recorded). The adoption of this standard did not have an effect on the statement of cash flows.

New Accounting Pronouncements, Not Yet Adopted

        Accounting pronouncements not listed below were assessed and determined to be not applicable or are expected to have minimal impact on the consolidated financial statements.

Revenue Recognition

        In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). Subsequent pre-effectiveness amendments to Topic 606 have addressed identification of performance obligations, licensing, principal versus agent determination, and narrow-scope topics. Topic 606 creates a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most prior revenue recognition guidance. Topic 606 also requires improved disclosures to help users of financial statements better understand the nature, amount, timing, and uncertainty of revenue that is recognized. Entities have the option of using either a full retrospective or modified retrospective approach for the adoption of the standard. These updates are effective for public companies for annual periods beginning after December 15, 2017, including interim periods therein. For all other entities, the updates are effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods beginning after December 15, 2019. The Company intends to avail itself of the JOBS Act extended transition period and, therefore, the Company will adopt effective January 1, 2019 for the annual period.

        The Company plans to adopt Topic 606 using the modified retrospective approach, under which the cumulative effect of initially applying Topic 606 is recognized as an adjustment to the opening balance of retained earnings as of January 1, 2019.

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(15) Recently Issued Accounting Pronouncements (Continued)

        The Company formed a project team to evaluate and direct the implementation of the new revenue recognition standard and related amendments. The project team completed an initial contract assessment on a sample of contracts. The team is finalizing its accounting positions under Topic 606, including certain significant judgments and estimates required, and is currently assessing the potential changes to internal controls and the tax effect implications.

        The Company anticipates that the adoption of the new standard will not have a material impact on the financial statements. In most contracts, the Company expects performance obligations, contract prices, allocations of contract prices to performance obligations, and timing of transfer of performance obligations to stay the same as their equivalents under legacy U.S. GAAP. The Company anticipates impacts from the new standard with regard to accounting for payments made to some retail partnership and third-party ecommerce customers. The Company continues to evaluate the provisions of the new standard to identify further potential impacts to its consolidated financial statements.

Lease Guidance

        In February 2016, the FASB issued ASU 2016-02, Leases ("ASU 2016-02"), which supersedes the existing lease guidance under current U.S. GAAP. ASU 2016-02 is based on the principle that entities should recognize assets and liabilities arising from leases. The new standard does not significantly change the lessees' recognition, measurement and presentation of expenses and cash flows from the previous accounting standard and leases continue to be classified as finance or operating. ASU 2016-02's primary change is the requirement for entities to recognize a lease liability for payments and a right-of-use ("ROU") asset representing the right to use the leased asset during the term of an operating lease arrangement. Lessees are permitted to make an accounting policy election not to recognize the asset and liability for leases with a term of 12 months or less. In addition, ASU 2016-02 expands the disclosure requirements of lease arrangements. The new standard is effective for reporting periods beginning after December 15, 2019. Early adoption is permitted. Upon adoption, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In July 2018, the FASB issued ASU 2018-11, "Targeted Improvements", which allows for a new, optional transition method that provides the option to use the effective date as the date of initial application on transition. Under this option, the comparative periods would continue to apply the legacy guidance in Accounting Standard Codification ("ASC") 840, including the disclosure requirements, and a cumulative effect adjustment would be recognized in the period of adoption rather than the earliest period presented. Under this transition option, comparative reporting would not be required, and the provisions of the standard would be applied prospectively to leases in effect at the date of adoption. The Company is currently working to complete the design of new processes and internal controls, which include the implementation of a software solution and finalizing the evaluation of Casper's population of leased assets to assess the effect of the new guidance on the financial statements. The Company plans to adopt the new guidance effective January 1, 2020, but have not determined which transition method will be utilized. The new standard provides a number of optional practical expedients in transition. The Company expects to elect the "package of practical expedients" which permits us not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. The Company does not expect to elect the use-of-hindsight or the practical expedient pertaining to land easements (the latter is not applicable to us). Casper expects the adoption of the new standard to have a material effect on the consolidated

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(15) Recently Issued Accounting Pronouncements (Continued)

financial statements upon adoption. While the Company continues to assess all of the effects of the adoption, it currently believes the most significant effects relate to the recognition of new ROU assets and lease liabilities on the consolidated balance sheets for operating leases, as well as providing significant new disclosures about leasing activities.

        In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The update removes, modifies and adds disclosure requirements related to Topic 820. The amendments in this Update are effective for all entities for years, and interim periods within those years, beginning after December 15, 2019. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this update and delay adoption of the additional disclosures until their effective date. The Company is still reviewing the update to determine the impact on its consolidated financial statements.

(16) Earnings Per Share

        Diluted loss per share is the same as basic loss per share for all periods presented because the effects of potentially dilutive items were anti-dilutive given the Company's net loss. The following securities have been excluded from the calculation of weighted average common shares outstanding because the effect is anti-dilutive for the years ended December 31

	December 31, 2018	December 31, 2017
Convertible preferred stock
Series Seed	3,951,636	3,951,636
Series A	4,753,421	4,753,421
Series B	2,378,594	2,378,594
Series C	5,440,496	5,440,496
Warrants to purchase common stock	182,442	182,442
Stock options	4,540,682	2,528,316

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(16) Earnings Per Share (Continued)

Pro-Forma Earnings Per Share (unaudited)

        The denominator used in computing pro forma net loss per share for the year ended December 31, 2018 has been adjusted to assume the conversion of all outstanding shares of convertible preferred stock into common stock as of the beginning of the year or at the time of issuance, if later.

Numerator
Historical net loss	$(92,092)

Pro forma numerator for basic and diluted loss per share	$(92,092)

Denominator
Historical denominator for basic and diluted net loss per share—weighted average shares	10,335,986
Plus: conversion of convertible preferred stock to common stock	16,524,147

Pro forma denominator for basic and diluted net loss per share	26,860,133

Pro forma basic and diluted loss per share	(3.43)

        The following securities have been excluded from the calculation of pro forma weighted average common shares outstanding because the effect is anti-dilutive for the year ended December 31, 2018

Warrants to purchase common stock	182,442
Stock options	4,540,682

(17) Subsequent Events

        The Company has assessed subsequent events through June 7, 2019, which was the date the consolidated financial statements were available to be issued and has concluded the following required disclosure in the consolidated financial statements.

Series D Equity Fund Raise

        From February 2019 through April 2019, we sold to 28 accredited investors an aggregate of 1,600,146 shares of Series D preferred stock, par value $0.000001 per share, at a per share purchase price of $31.24715, for an aggregate purchase price of $50,000 in connection with our Series D financing.

Senior Secured Facility

        On April 27, 2016, Casper Sleep Inc. and Casper Science LLC entered into a loan and security agreement with Pacific Western Bank (as amended by the first amendment dated as of November 20, 2017, as amended by the second amendment dated as of August 14, 2018, as amended by the third amendment dated as of December 12, 2018 and as further amended by the fourth amendment and joinder dated as of March 1, 2019), which we refer to, as amended, as the Senior Secured Facility. Pursuant to the fourth amendment and joinder dated as of March 1, 2019, Casper Sleep Retail LLC was joined as a borrower to the Senior Secured Facility.

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(17) Subsequent Events (Continued)

        Borrowings under the Senior Secured Facility accrue interest at an annual rate equal to the greater of (i) the prime rate or (ii) 3.50%. The "prime rate" is defined as the variable rate of interest, per annum, most recently announced by Pacific Western Bank, as its "prime rate," whether or not such announced rate is the lowest rate available from Pacific Western Bank. A nominal annual fee is due each October 1, and, upon a liquidity event or change of control, which as defined under the Senior Secured Facility includes an initial public offering of our equity securities, a certain one-time success fee of $150 will become due and payable to Pacific Western Bank.

        The Senior Secured Facility contains certain affirmative and negative covenants, including, among other things, restrictions on indebtedness, liens, dividends and distributions, investments, mergers or consolidations and a minimum amount of cash resources or assets we are required to maintain. Currently, the Senior Secured Facility consists of a $25,000 revolving credit facility that becomes due and payable on September 1, 2019 or at our election, September 1, 2020.

Subordinated Facility

        On March 1, 2019, Casper Sleep Inc., Casper Science LLC and Casper Sleep Retail LLC entered into a growth capital loan and security facility agreement with TriplePoint Venture Growth BDC Corp., as lender and collateral agent, and TriplePoint Capital LLC, as lender (or, together with TriplePoint Venture Growth BDC Corp., TriplePoint), which provided for a $50,000 growth capital loan facility, which we refer to as the Subordinated Facility. The Subordinated Facility allows for expansion up to an additional $50,000 upon request and approval following full utilization of the initial loan, and has a maturity, at our option, of up to five years.

        In connection with the Subordinated Facility, on March 1, 2019, we entered into two warrant agreements with TriplePoint Venture Growth BDC Corp. and TriplePoint Capital LLC for 19,201 shares of Series D preferred stock and 12,801 shares of Series D preferred stock, respectively, at an exercise price per share of $31.24715. TriplePoint's right under the warrant agreements to purchase the Series D preferred stock will be available for the greater of (i) seven years from March 1, 2019 or (ii) one year from the effective date of an initial public offering, subject to certain exercise conditions in the event our common stock is traded on a securities exchange.

        Borrowings under the Subordinated Facility accrue interest at the prime rate (which, as defined in the Subordinated Facility, shall be as published in the Wall Street Journal with a floor of 5.25%) plus an applicable margin set forth in the table of terms. The table of terms sets forth 18 options that range on term, amortization, interest rate and other features that can range from an annual interest rate of the prime rate plus 0.0% margin for a three month interest only term and up to a prime plus 7.25% margin for 48 months interest only term. End of term payments range from 0.25% of each advance for a three-month term up to 8.25% for each advance with a 48 month repayment option. The Subordinated Facility also has a 1.25% one-time facility fee for the committed amount, which is initially $50,000. Upon meeting certain conditions and in the event the consummation of this offering, the interest rate will be reduced by 1.0%.

        The Subordinated Facility contains certain affirmative and negative covenants, including, among others, restrictions on liens, indebtedness, mergers or acquisitions, investments, dividends or distributions, fundamental changes and affiliate transactions. As of March 31, 2019, we had not drawn down any funds pursuant to, and were in compliance with all covenants under, the Subordinated Facility. See "Description of Indebtedness—Subordinated Facility."

Casper Sleep Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	As of
	September 30, 2019 (unaudited)	December 31, 2018 (audited)
Assets
Current assets:
Cash and cash equivalents	$54,596	$26,880
Restricted cash	305	1,475
Accounts receivable	24,379	23,106
Prepaid expenses and other current assets	24,486	7,739
Inventory	27,118	32,703

Total current assets	130,884	91,903
Property and equipment, net	59,854	18,812
Intangible assets	871	870
Accrued interest	—	67
Other assets	900	4,886

Total assets	$192,509	$116,538

Liabilities, Convertible Preferred Stock and Stockholders' Deficit
Current liabilities:
Accounts payable	32,689	27,704
Accrued expenses	50,621	37,358
Deferred revenue	5,603	8,822
Other current liabilities	35,461	26,855

Total current liabilities	124,374	100,739
Other liabilities	45,393	886

Total liabilities	169,767	101,625

Convertible preferred stock, $0.000001 par value—18,804,147 and 16,524,147 shares authorized; 18,764,351 and 16,524,147 issued and outstanding as of September 30, 2019 and December 31, 2018, respectively	306,989	238,802
Stockholders' deficit:
Convertible Class A Common stock, $0.000001 par value—19,044,358 and 19,919,919 shares authorized; 9,190,858 and 9,110,359 issued and outstanding as of September 30, 2019 and December 31, 2018, respectively	—	—
Class B Common stock, $0.000001 par value—36,000,000 and 34,475,000 shares authorized; 1,454,369 and 1,287,712 issued and outstanding as of September 30, 2019 and December 31, 2018, respectively	—	—
Additional paid-in capital	15,716	8,750
Accumulated other comprehensive (loss) income	(344)	(419)
Accumulated deficit	(299,619)	(232,220)

Total stockholders' deficit	(284,247)	(223,889)

Total liabilities, convertible preferred stock and stockholders' deficit	$192,509	$116,538

See accompanying notes to consolidated financial statements (unaudited).

Casper Sleep Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share amounts)

(unaudited)

	Nine months ended September 30,
	2019	2018
Revenue, net of $80,085 and $57,659 in refunds, returns, and discounts for the nine months ended September 30, 2019 and 2018 respectively	$312,319	$259,687
Cost of goods sold	157,342	143,556

Gross profit	154,977	116,131
Operating expenses
Sales and marketing expenses	113,994	92,705
General and administrative expense	106,126	88,166

Total operating expenses	220,120	180,871

Loss from operations	(65,143)	(64,740)

Other (income) expense
Interest (income) expense	1,355	(503)
Other (income) expense, net	841	(51)

Total other (income) expenses, net	2,196	(554)

Loss before income taxes	(67,339)	(64,186)
Income tax expense	60	44

Net loss	(67,399)	(64,230)
Other comprehensive income (loss)
Currency translation adjustment	75	(1,288)

Total comprehensive loss	$(67,324)	$(65,518)

Net loss per share attributable to common stockholders, basic and diluted	(6.40)	(6.22)
Weighted-average number of shares used in computing net loss per share attributable to common stockholders, basic and diluted	10,530,262	10,320,666

See accompanying notes to consolidated financial statements (unaudited).

Casper Sleep Inc. and Subsidiaries

Consolidated Statements of Changes in Convertible Preferred Stock and Stockholders' Deficit

(In thousands, except share and per share amounts)

(unaudited)

	Convertible Preferred Stock										Casper Sleep Inc., Stockholders
	Series seed preferred stock		Series A preferred stock		Series B preferred stock		Series C preferred stock		Series D preferred stock		Class A common stock		Class B common stock		Additional paid-in	Accumulated other comprehensive	Accumulated	Total stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	(loss) income	deficit	deficit
Balance at December 31, 2018	3,951,636	$1,826	4,753,421	$12,983	2,378,594	$54,895	5,440,496	$169,098	—	$—	9,110,359	$—	1,287,712	$—	$8,750	$(419)	$(232,220)	$(223,889)

Exercise of vested employee stock options	—	—	—	—	—	—	—	—	—	—	80,499	—	166,657	—	1,318	—	—	1,318
Common stock conversion	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Stock based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	5,648	—	—	5,648
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	75	—	75
Series D funding	—	—	—	—	—	—	—	—	2,240,204	68,187	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(67,399)	(67,399)

Balance at September 30, 2019	3,951,636	$1,826	4,753,421	$12,983	2,378,594	$54,895	5,440,496	$169,098	2,240,204	$68,187	9,190,858	$—	1,454,369	$—	$15,716	$(344)	$(299,619)	$(284,247)

See accompanying notes to consolidated financial statements (unaudited).

Casper Sleep Inc. and Subsidiaries

Consolidated Statement of Cash Flows

(In thousands, except share and per share amounts)

(unaudited)

	Nine months ended September 30,
	2019	2018
Cash flows used in operating activities:
Net loss	$(67,399)	$(64,230)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,804	2,394
Stock based compensation expense	5,648	4,573
Deferred rent	4,285	250
Deferred income taxes	2	10
Changes in assets and liabilities:
Accounts receivable	(1,273)	(2,607)
Prepaid expenses and other current assets	(16,747)	(4,124)
Inventory	5,585	(4,401)
Other assets	52	243
Accounts payable	2,973	9,347
Accrued expenses	13,263	4,130
Deferred revenue	(3,219)	3,235
Other liabilities	22,320	6,246

Net cash used in operating activities	(29,706)	(44,934)
Cash flows used in investing activities:
Purchases of property and equipment	(43,631)	(7,249)
Note receivable	4,000	—

Net cash used in investing activities	(39,631)	(7,249)
Cash flows from financing activities:
Exercise of stock options	1,318	183
Proceeds from Fundraising	68,187	—
Proceeds from borrowings	29,225	—
Repayment on borrowings	(2,922)	—

Net cash provided by financing activities	95,808	183
Effect of exchange rate changes	75	(1,288)

Net change in cash and cash equivalents	26,546	(53,288)
Cash, cash equivalents and restricted cash at beginning of period	28,355	98,882

Cash, cash equivalents and restricted cash at end of the period	$54,901	$45,594

Supplemental reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets.
Cash and cash equivalents	54,596	44,098
Restricted cash	305	1,496

Total cash, cash equivalents and restricted cash	$54,901	$45,594
Supplemental disclosure of cash paid for:
Interest paid	(1,026)	—
Income taxes paid, net of refunds received	—	—

1
Purchases of property and equipment is net of fixed assets purchases that are included in accounts payable amounting to $2,299 at September 30, 2019 and $291 at September 30, 2018.

See accompanying notes to consolidated financial statements (unaudited).

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

(unaudited)

(1) Description of Business

        Casper Sleep Inc. and its subsidiaries (the "Company" or "Casper") design and sell premium sleep products including mattresses, pillows, sheets, and other sleep-centric products to end consumers. The Company's head office is located at 175 Greenwich Street, 3 World Trade Center, New York, NY, and the Company has additional office locations in Berlin, Germany, and San Francisco, CA, as well as retail locations and pop-up stores throughout the United States ("U.S.") and Canada.

        The Company comprises Casper Sleep Inc. and its wholly-owned subsidiaries, Casper Science LLC, Casper Sleep Retail LLC, and Casper Sleep Limited ("Casper UK Holdco"). Casper UK Holdco wholly-owns Casper Sleep GmbH, Casper Sleep (UK) Limited, and Casper Sleep SAS.

(2) Basis of Presentation

        The Company presents its financial statements on a consolidated basis of all its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated. All foreign currency amounts in the statement of operations have been translated using an average rate for the reporting period. All foreign currency balances in the balance sheet have been translated using the spot rate at the end of the year. All figures expressed, except share amounts, are represented in U.S. dollars in thousands.

        The accompanying unaudited financial information should be read in conjunction with the audited consolidated financial statements and the notes thereto included in our consolidated financial statements for the year ended December 31, 2018. The information set forth in these financial statements may be subject to normal year-end adjustments. The information reflects all adjustments that, in the opinion of management, are necessary to present fairly the Company's results of operations, financial position and cash flows for the periods indicated. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's business historically has been seasonal in nature, and the results of the interim periods presented are not necessarily indicative of the results to be expected for the full year.

(3) Use of Estimates

        The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets; the valuation of deferred income tax assets, the valuation of stock-based compensation and warrants, the product returns reserve, and the inventory obsolescence reserve.

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(unaudited)

(4) Summary of Significant Accounting Policies

Segment Information

        The Company operates in one operating segment within the United States, Canada and Europe, providing sleep products to consumers through various sales channels. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker ("CODM"). The Company's CODM is its CEO and CFO/COO. The role of the CODM is to make decisions about allocating resources and assessing performance. The Company's business operates in one operating segment as all of the Company's sales channels are complimentary and are analyzed in an identical way, with the CODM evaluating the Company's financial information, resources and performance of these resources on a consolidated basis. Since the Company operates in one operating segment, all required financial segment information can be found in the consolidated financial statements.

(a) Cash and Cash Equivalents

        The Company considers all highly liquid investments with a maturity of less than three months when purchased to be cash equivalents.

(b) Restricted Cash

        Restricted cash represents cash balances held in segregated accounts used for collateralizing letters of credit for the Company's line of credit with its bank.

(c) Accounts Receivable

        Accounts receivable is composed primarily of amounts due from retail partnerships of $17,168 and $13,902, from financial institutions related to credit card sales amounting to $5,955 and $5,293, and other receivables of $1,256 and $3,911 as of September 30, 2019 and December 31, 2018 respectively. If the Company had accounts receivable deemed uncollectable, the Company would create a specific reserve based on those orders. As of September 30, 2019, the Company does not maintain an allowance for doubtful accounts as most receivables come from trusted retail partnerships that to date have no overdue accounts, or from credit card processors, from which funds are typically collected within two to four days.

(d) Inventory

        Inventories primarily consist of merchandise purchased for resale, as well as costs to deliver merchandise to Casper's logistics providers and retail stores. The Company's inventory is stated using weighted average costing. The Company performs an analysis to determine whether it is appropriate or not to maintain a reserve for excess and obsolete inventory. The reserve is based on historical experience related to the disposal of identified inventory. Obsolete inventory is defined as inventory held in excess of two years. Most of Casper's inventory is just-in-time and most products have been recently introduced and in existence for less than two years. Additionally, the Company performs a review of all on hand inventory to determine if any items are deemed obsolete based on specific facts

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(unaudited)

(4) Summary of Significant Accounting Policies (Continued)

and circumstances. The Company has a reserve in the amount of $1,841 and $2,335 as of September 30, 2019 and December 31, 2018, respectively.

        Storage costs, indirect administrative overhead and certain selling costs related to inventories are expensed in the period incurred.

        Inventory consists of the following:

	September 30, 2019	December 31, 2018
Raw materials	$1,358	$1,476
Finished goods	20,787	28,562
Inventory in transit	6,814	5,000
Inventory reserve	(1,841)	(2,335)

Total inventory	$27,118	$32,703

        Raw materials consist of boxes, replacement parts and components used in the creation of products. Finished goods is comprised of completed goods including mattresses, pillows, sheets, dog beds, and furniture.

        Inventory in transit is either purchased inventory coming from overseas or inventory being transferred between warehouses or from warehouse to retail location, both permanent and pop-up.

        The Company writes down inventory as a result of excess and obsolete inventories, or when it believes that the net realizable value of inventories is less than the carrying value, in accordance with ASU 2015-11, Simplifying the Measurement of Inventory, which was adopted in 2016.

(e) Revenue Recognition

        Revenue transactions associated with the sale of goods and services comprise a single performance obligation, which consists of the sale of products to customers either to the Company's retail partners or through its direct-to-consumer ("DTC") channels. Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the customers, based on the terms of sale. The transfer of control typically occurs at a point in time based on consideration of when the customer has an obligation to pay for the goods, and physical possession of, legal title to, and the risks and rewards of ownership of the goods has been transferred, and the customer has accepted the goods. Revenue from retail partnership transactions is generally recognized at the time products are shipped based on contractual terms with the customer. Revenue from our DTC channel is generally recognized at the point of sale in our retail stores and at the estimated time of delivery for e-commerce transactions.

        Revenue is recognized net of estimates of variable consideration, including product returns, customer discounts and allowances. Casper determines these estimates based on contract terms, evaluations of historical experience, anticipated trends, and other factors. The actual amount of customer returns and customer allowances, which is inherently uncertain, may differ from our estimates.

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(unaudited)

(4) Summary of Significant Accounting Policies (Continued)

        The duration of contractual arrangements with our customers is typically less than one year. Payment terms with retail partners vary depending on creditworthiness and other considerations, with the most common being net 30 days. Payment is due at the time of sale for DTC transactions.

        We have elected to account for shipping and handling as fulfillment activities, and not as separate performance obligations. Shipping and handling fees billed to customers are included in net sales. All shipping and handling activity costs are recognized as costs of goods sold at the time the related revenue is recognized. Sales taxes collected from customers and remitted directly to government authorities are excluded from net sales and cost of goods sold.

        Revenue, net is comprised of global sales through our DTC channels and our retail partnerships. Sales revenue, net reflects the impact of product returns as well as discounts for certain sales programs and promotions.

        Promotions are occasionally offered, primarily in the form of discounts, and are recorded as a reduction of gross revenue at the date of revenue recognition. We typically accept sales returns during a 30 or 100-night trial period, depending on the product, with our mattresses having a 100-night trial period. A sales return accrual is estimated based on historical return rates and is then adjusted for any current trends as appropriate. Returns are netted against the sales allowance reserve for the period. Sales are recognized as deferred revenue at the point of sale and are recognized as revenue upon the delivery to the consumer. Revenue through our DTC channels is recognized upon in-store or home delivery to the consumer, as applicable, and retail partnership revenue is recognized upon the transfer of control, on a per contract basis.

        The Company has assessed the impact of ACS 606 on prior period financials and concluded that the impact of adoption was immaterial. Additional disclosures on disaggregation of revenue are presented below.

Disaggregated Revenue Data

        The following table disaggregates our net sales by geography and channel for the periods indicated:

	Nine months ended September 30,
	2019	2018
North America Region	$293,617	$236,111
EU Regions	18,702	23,576

Total	$312,319	$259,687
Direct to Consumer	$258,625	$228,936
Wholesale	53,694	30,751

Total	$312,319	$259,687

        See Note 15 for discussion of Casper's adoption of Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC 606").

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(unaudited)

(4) Summary of Significant Accounting Policies (Continued)

Contract Balances

        The Company has no contract related assets or liabilities.

(f) Cost of Goods Sold

        Cost of goods sold consists of costs of purchased merchandise, including freight, duty, and nonrefundable taxes incurred in delivering goods and services to customers and distribution centers, packaging and component costs, warehousing and fulfillment costs, damages, and excess and obsolete inventory write-downs.

(g) Sales and Marketing expenses

        Sales and marketing expenses consist primarily of advertising and marketing promotions of the Company's products as well as sponsorship costs, consulting and contractor expenses. Advertising and other promotional costs are expensed as incurred. Sales and marketing expenses amounted to $113,994 for the nine months ended September 30, 2019, of which $104,687 are advertising expenses. Sales and marketing expenses amounted to $92,705 for the nine months ended September 30, 2018, of which $85,506 are advertising expenses.

(h) General and Administrative expenses

        General and administrative expenses consist of personnel-related expenses for the finance, legal, human resources and administrative personnel, as well as the costs of professional services, information technology, litigation expenses, other administrative expenses, credit card fees, and depreciation and amortization. Research and development expenses are included within general and administrative and consist primarily of personnel-related expenses, consulting and contractor expenses, tooling, test equipment, and prototype materials. Product development costs were $8,953 for the nine months ended September 30, 2019, and $9,744 for the nine months ended September 30, 2018, respectively.

(i) Prepaid Expenses and Other Current Assets

        Prepaid expenses and other current assets consist primarily of prepaid media placement for media campaigns that have not yet run, prepaid rent and office related expenses, and other prepaid expenses. In addition, as of September 30, 2019, the Company had tenant allowance receivable of $10,345.

(j) Stock Based Compensation

        The fair value of stock-based awards granted to employees is measured on the date of grant using the Black-Scholes option pricing model. Compensation cost is recognized on a straight-line basis over the requisite service period. The Company accounts for forfeitures as they occur, rather than estimating expected forfeitures.

        See Note 7 for a complete description of the accounting for stock-based awards. The Company also issues stock-based awards to some of its non-employee consultants. The Company accounts for equity awards to non-employees in accordance with FASB ASC Topic 505-50, Equity-Based Payments to

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(unaudited)

(4) Summary of Significant Accounting Policies (Continued)

Non-Employees, which requires the fair value of an award to a non-employee be remeasured at fair value as the award vests. Upon completion of the underlying performance obligation, or the vesting period, these cease to be revalued.

        Stock based compensation cost amounted to $5,648 for the nine months ended September 30, 2019, and $4,573 for the nine months ended September 30, 2018. These amounts include stock-based compensation to employees and non-employees.

(k) Property and Equipment

        Property and equipment are stated at cost less accumulated depreciation.

        Depreciation expense on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of furniture, fixtures, computers, technology hardware, and vehicles range from 3 to 5 years. The Company's purchased software is amortized over 7 years. Leasehold improvements are depreciated over the shorter of their useful life or the related lease term (without consideration of option renewal terms).

        Property and equipment consist of the following:

	September 30, 2019	December 31, 2018
Leasehold improvements	$37,497	$9,965
Computer software	1,733	1,657
Furniture and fixtures	16,868	4,267
Computers	2,423	1,328
Vehicles	640	640
Technology hardware	1,517	1,223
Construction in progress	9,554	5,526

Property and equipment, gross	$70,232	$24,606
Less: accumulated depreciation	(10,378)	(5,794)

Property and equipment, net	$59,854	$18,812

        Depreciation expense related to property and equipment amounted to $4,601, for the nine months ended September 30, 2019 and $2,394 for the nine months ended September 30, 2018.

        Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined using various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(unaudited)

(4) Summary of Significant Accounting Policies (Continued)

necessary. No impairment losses were recognized during the nine months ended September 30, 2019 and 2018.

(l) Income Taxes

        The Company accounts for income taxes in accordance with ASC Topic 740, "Income Taxes". Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized within the provision for (benefit from) income taxes on the consolidated statement of operations and comprehensive loss in the period that includes the enactment date.

        The Company reduces deferred tax assets, by a valuation allowance if it is more likely than not that the Company will not realize some or all of the deferred tax assets. In making such a determination, the Company considers all available positive and negative evidence, including taxable income in prior carryback years (if carryback is permitted under the relevant tax law), the timing of the reversal of existing taxable temporary differences, tax planning strategies, and projected future taxable income. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position.

        The Company recognizes interest and penalties related to uncertain tax positions within the provision for (benefit from) income taxes in the consolidated statements of operations and comprehensive loss.

        In November 2015, the FASB issued new accounting guidance, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as non-current on the balance sheet. The new guidance is effective for public entities for years beginning after December 15, 2017. Early adoption is permitted for financial statements that have not been previously issued and can be applied on either a prospective or retrospective basis. The Company has elected to early adopt and prospectively apply the provisions of this new guidance beginning in 2017.

(m) Deferred Rent

        Rental payments under operating leases are expensed on a straight-line basis after consideration of rent holidays, tenant allowances, step rent provisions and escalation clauses. Differences between rental expense (recognized from the date of possession) and actual rental payments are recorded as deferred rent. Deferred rent was $5,087 and $802 at September 30, 2019 and December 31, 2018, respectively. Deferred rent is presented in other liabilities.

(n) Intangibles

        The Company's intangible assets consist of patents and domain names stated at cost. The stated value of the domain names was $567 as of September 30, 2019 and December 31, 2018, respectively.

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(unaudited)

(4) Summary of Significant Accounting Policies (Continued)

The Company is charged for regular maintenance and upkeep of the domain names which are expensed as incurred. The Company has the option of renewing its rights to its domain names on an annual basis. The Company holds multiple patents which are valued at $304 and $303 as of September 30, 2019 and December 31, 2018, respectively. For intangible assets whose lives are determined to be indefinite, Casper qualitatively evaluates these for impairment, and no matters have come to the Company's attention that would indicate a significant decrease in the market price of these indefinite-lived intangible assets.

(o) Other Current Liabilities

        Other current liabilities consist of the following:

	September 30, 2019	December 31, 2018
Product return reserve	$11,559	$8,474
Value added tax	2,745	2,223
Short term debt	15,868	14,565
Other	5,289	1,593

Total Other Current Liabilities	$35,461	$26,855

        Refer to Note 6 for description of the Company's debt.

(p) Basic and Diluted Loss per Common Share

        The Company uses the two-class method to compute net loss per common share because the Company has issued securities, other than common stock, that contractually entitle the holders to participate in dividends and earnings of the Company. These participating securities include shares of each series of the Company's convertible preferred stock, which have non-forfeitable rights to participate in any dividends declared on the Company's common stock. The two-class method requires earnings for the period to be allocated between common stock and participating securities based upon their respective rights to receive distributed and undistributed earnings.

        Under the two-class method, for periods with net income, basic net income per common share is computed by dividing the net income attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Net income attributable to common stockholders is computed by subtracting from net income the portion of current year earnings that the participating securities would have been entitled to receive pursuant to their dividend rights had all of the year's earnings been distributed. No such adjustment to earnings is made during periods with a net loss, as the holders of the participating securities have no obligation to fund losses.

        Diluted net income per common share is computed under the two-class method by using the weighted average number of shares of common stock outstanding, plus, for periods with net income attributable to common stockholders, the potential dilutive effects of stock options and warrants. In addition, the Company analyzes the potential dilutive effect of the outstanding participating securities

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(unaudited)

(4) Summary of Significant Accounting Policies (Continued)

under the "if-converted" method when calculating diluted earnings per share, in which it is assumed that the outstanding participating securities convert into common stock at the beginning of the period or date of issuance, if later. The Company reports the more dilutive of the approaches (two-class or "if-converted") as its diluted net income per share during the period.

(q) Foreign Currency

        The functional currency of the Company's international operating subsidiaries is the local currency. The Company translates the financial statements of these subsidiaries to U.S. dollars using month-end rates of exchange for assets and liabilities, and average rates for the annual period are derived from month-end spot rates for revenues, costs and expenses. The Company records translation gains and losses in accumulated other comprehensive loss as a component of stockholders' deficit. Foreign currency transaction gains and losses are included in net loss for the period.

(r) Convertible Preferred Stock

        The Company has determined that its convertible preferred stock is contingently redeemable due to the existence of deemed liquidation provisions contained in its certificate of incorporation, and therefore classifies its convertible preferred stock outside of permanent equity on the consolidated balance sheets. The Company initially recorded each series of preferred stock at its respective issuance date fair value, net of issuance costs. Since the occurrence of a deemed liquidation event has not been probable historically, the Company has not adjusted the carrying values of the preferred stock to the liquidation values. Subsequent adjustments to increase the carrying values to the liquidation values will be made only if and when it becomes probable that such a deemed liquidation event will occur. Upon an IPO, the outstanding convertible preferred stock will automatically convert into common stock.

(s) Correction of an Immaterial Misstatement

        As disclosed in our 2018 audited financial statements, during the second quarter of 2019, the Company identified certain accrued liabilities recorded as of December 31, 2018 totaling $6,169 that were in excess of our actual liabilities. As a result, sales and marketing expenses were overstated by $3,259, general and administrative expenses were overstated by $3,407, cost of goods sold was overstated by $6, and net loss and accumulated deficit were overstated by $6,677 as of and for the year ended December 31, 2018.

        Based on an analysis of Accounting Standards Codification ("ASC") 250—"Accounting Changes and Error Corrections" ("ASC 250"), Staff Accounting Bulletin 99—"Materiality" ("SAB 99") and Staff Accounting Bulletin 108—"Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"), the Company determined that these errors were immaterial to the previously-issued consolidated financial statements for the year ended December 31, 2018, and as such no restatement was necessary.

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(unaudited)

(4) Summary of Significant Accounting Policies (Continued)

        The effect on these revisions on the Company's consolidated financial statements as of December 31, 2018 is as follows

Financial Statement Caption	As previously reported at December 31, 2018	Adjustment (Debit)/Credit	As revised at December 31, 2018
Cost of goods sold	$200,145	$6	$200,139
Sales and marketing expense	129,448	3,259	126,189
General and administrative expense	126,930	3,407	123,523
Total operating expense	256,378	6,666	249,712
Loss from operations	(98,632)	(6,672)	(91,960)
Net loss	(98,769)	(6,677)	(92,092)
Total comprehensive loss	(99,846)	(6,677)	(93,169)
Total current assets	91,913	10	91,903
Property and equipment, net	18,294	(518)	18,812
Total assets	116,030	(508)	116,538
Accrued expenses	43,527	(6,169)	37,358
Total current liabilities	106,908	(6,169)	100,739
Total liabilities	107,794	(6,169)	101,625
Accumulated deficit	(238,897)	6,677	(232,220)

(5) Fair Value of Financial Instruments

        The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

  •
  Level 1 inputs are based on quoted prices in active markets for identical assets or liabilities.

  •
  Level 2 inputs are based on observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

  •
  Level 3 inputs are based on unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities, and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability.

        The Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents. The fair value of the Company's investments in certain money market funds is their face value. Such instruments are classified as Level 1 and are included in cash and cash equivalents on the consolidated balance sheets.

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(unaudited)

(5) Fair Value of Financial Instruments (Continued)

        At September 30, 2019, the Company's valuation of outstanding warrants was measured using a Black-Scholes option pricing model and considered Level 2 inputs. See Note 14, Warrants for further discussion of the Company's outstanding warrants and assumptions utilized.

        The following summarizes assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy as of September 30, 2019 and December 31, 2018:

	Fair Value		Cash and Cash Equivalents
	as of September 30, 2019	as of December 31, 2018	as of September 30, 2019	as of December 31, 2018
Assets
Cash	$26,521	$12,291	$26,521	$12,291
Level 1:
Money market funds	28,075	14,589	28,075	14,589

Cash and cash equivalents	54,596	26,880	54,596	26,880

Restricted cash	305	1,475	305	1,475

Liabilities
Level 2:
Preferred stock warrant liabilities	(646)	—	—	—

Total	$54,255	$28,355	$54,901	$28,355

        As of September 30, 2019 and December 31, 2018, the Company had money market accounts of $28,075 and $14,589, respectively. The money market accounts are presented at fair market value based on quoted market prices and are classified within Level 1.

(6) Debt

Senior Secured Facility

        On April 27, 2016, the Company entered into a Loan and Security agreement ("Senior Secured Facility" or "Revolving Line" described below) with Pacific Western Bank that provides for a $15,000 revolving credit line ("Revolving Line"). No significant debt issuance costs were incurred as part of the transaction. The Company is obligated to pay ongoing commitment fees equal to $9 annually. On November 20, 2017, Casper amended this line of credit to raise the borrowing limit to $30,000. On August 14, 2018, the agreement was amended to modify reporting covenants. On December 12, 2018, the agreement was modified to increase the ancillary services sublimit from $4,000 to $10,000. On March 1, 2019, the agreement was amended to modify the borrowing limit to $25,000 as well as other covenants. On September 1, 2019, the agreement was amended to extend the maturity date of the revolving line to September 1, 2020, increase the amount of allowable capital expenditures from $39,000 to $55,000, and increase the borrowing base percentage from 150% to 300% of the most recent average trailing three month gross profit.

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(unaudited)

(6) Debt (Continued)

        Subject to certain terms of the loan agreement, the Company may borrow, prepay and reborrow amounts under the Revolving Line at any time during the agreement and amounts repaid or prepaid may be reborrowed. Interest rates on borrowings under the Revolving Line will be based on the greater of the prime rate or three and a half percent (3.5%). The prime rate is defined as the rate of interest announced by the bank.

        The Senior Secured Facility contains certain customary financial, affirmative, and negative covenants, including a minimum net revenue, a minimum cash balance to be held at Pacific Western Bank, a limit on the Company's ability to incur additional indebtedness, dispose of assets, make certain acquisition transactions, pay dividends or make distributions, and certain other restrictions on the Company's activities each defined specifically in the agreement. Casper is in compliance with all terms and covenants in the Credit Agreement as of September 30, 2019.

        The Company drew down $15,000 of the Revolving Line on October 10, 2018. In the first nine months of 2019, $2,922 was paid back and $4,225 was re-drawn. The outstanding balance of that Revolving Line was $15,868 as of September 30, 2019. During the nine months ended September 30, 2019, interest expense incurred on this Revolving Line was $566, of which $68 is unpaid and included in accrued expenses on the consolidated balance sheets.

Subordinated Facility

        On March 1, 2019, Casper Sleep Inc., Casper Science LLC and Casper Sleep Retail LLC entered into a growth capital loan and security facility agreement with TriplePoint Venture Growth BDC Corp., as lender and collateral agent, and TriplePoint Capital LLC, as lender (or, together with TriplePoint Venture Growth BDC Corp., TriplePoint), which provided for a $50,000 growth capital loan facility (the "Subordinated Facility"). The Subordinated Facility allows for expansion up to an additional $50,000 upon request and approval following full utilization of the initial loan, and has a maturity, at our option, of up to five years.

        Borrowings under the Subordinated Facility accrue interest at the prime rate (which, as defined in the Subordinated Facility, shall be as published in the Wall Street Journal with a floor of 5.25%) plus an applicable margin set forth in the table of terms. The table of terms sets forth 18 options that range on term, amortization, interest rate and other features that can range from an annual interest rate of the prime rate plus 0.0% margin for a three month interest only term and up to a prime plus 7.25% margin for 48 months interest only term. End of term payments range from 0.25% of each advance for a three-month term up to 8.25% for each advance with a 48 month repayment option. The Subordinated Facility also has a 1.25% one-time facility fee for the committed amount, which is initially $50,000. Upon meeting certain conditions and in the event the consummation an initial public offering, the interest rate will be reduced by 1.0%.

        The Subordinated Facility contains certain affirmative and negative covenants, including, among others, restrictions on liens, indebtedness, mergers or acquisitions, investments, dividends or distributions, fundamental changes and affiliate transactions. On August 9, 2019, Casper drew down a $25,000 forty-eight month interest only loan with an interest rate of prime plus 7.25%. The end of term payment is 7.50% of the drawn down amount. As of September 30, 2019, Casper was in compliance

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(unaudited)

(6) Debt (Continued)

with all covenants under, the Subordinated Facility and the outstanding balance of the loan was $25,000. During the nine month period ended September 30, 2019, interest expense incurred on the loan was $504.

        See Note 14 for additional information on warrants issued in conjunction with the subordinated facility.

        See Note 17 Subsequent Events for additional information on indebtedness.

(7) Stock Based Compensation

        During the nine months ended September 30, 2019, the Company granted 2,197,839 stock options. The weighted-average exercise price and weighted average grant date fair value of those options granted was $18.65 and $8.89, respectively.

        The fair values of stock options granted for the nine months ended September 30, 2019 were estimated using the Black-Scholes option-pricing model with the following assumptions:

Fair Value Assumptions	Nine months ended September 30, 2019
Expected volatility	47.3%
Expected dividend yield	0%
Expected life (term in years)	5.0 - 7.0
Risk-free interest rate	1.5% - 2.5%
Discount for post-vesting restrictions	N/A

        During the nine months ended September 30, 2019, 247,156 options were exercised. The intrinsic value of those options exercised was $3,193. The intrinsic value is the difference between the current market value of the stock and the exercise price of the stock options.

        The total number of options vested during the nine months ended September 30, 2019 was 1,097,953 at a total fair value of $7,045.

        During the nine months ended September 30, 2019, the Company extended the term of certain fully vested stock options for certain employees resulting in the immediate recognition of incremental stock based compensation expense of $361.

        Total stock based compensation expense of $5,648 was recognized during the nine months ended September 30, 2019 and is included within general and administrative expense.

        As of September 30, 2019, the total unrecognized stock based compensation expense related to stock options was $26,124. The Company expects to recognize this expense over the remaining weighted-average period of approximately 3 years.

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(unaudited)

(8) Significant Risks and Uncertainties Including Business and Credit Concentrations

Risks and Uncertainties

        At this stage of the Company's development, the ability to generate positive operating cash flows is a risk. The Company has incurred a net loss from operations and net operating cash outflows for the nine month period ended September 30, 2019, the years 2018 and 2017 and since inception and has an accumulated deficit. As a result, the Company continues to rely upon investors who contributed cash to cover the Company's current operating expenses and obligations and has the ability to draw down on the line of credit. The Company's success will depend in part on its ability to continue to attract new customers, retain existing customers, and curate and market its products. There can be no assurance that the Company will be able to achieve any or all of these success factors. The Company estimates that it will have adequate liquidity to fund operations through October 30, 2020. In the future, if the Company is unable to attain positive cash flow from operations it will need to raise adequate financing to maintain its current level of operations and growth.

        Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash investments with high-credit quality financial institutions. A significant portion of the Company's accounts receivable is with its credit card processors and retail partnerships. The Company believes no significant credit risk exists with respect to these financial instruments.

Concentrations

        As of September 30, 2019, two customers made up 31% and 18% of the Company's accounts receivable balance. For the year ended December 31, 2018 two customers made up 20% and 13% of the Company's accounts receivable balance.

        Net revenue within North America and Europe were approximately $293,617 and $18,702, respectively, for the nine months ended September 30, 2019. Net revenue within North America and Europe were approximately $236,111 and $23,576, respectively, for the nine months ended September 30, 2018.

        No customer accounted for more than 10% of the Company's revenues in the nine months ended September 30, 2019 and 2018.

(9) Leases

        Rent payments under operating leases are recognized on a straight-line basis over the term of the lease including any periods of free rent. Rental expense for operating leases was $12,782 for the nine months ended September 30, 2019 and $7,569 for the nine months ended September 30, 2018.

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(unaudited)

(9) Leases (Continued)

        As of September 30, 2019, future minimum lease payments under non-cancelable operating leases consisted of the following:

2019	$3,240
2020	18,107
2021	18,153
2022	18,351
2023	18,056
Thereafter	86,649

Total minimum lease payments	$162,556

        The Company maintains leases for its office spaces and retail locations in each location as described in Note 1. Additionally, its leases for its pop-up stores are generally short-term in nature.

(10) Income Taxes

Effective Tax Rate

        The Company's effective tax rate, which is calculated by dividing each period's income tax provision by pretax income, was 0.06% during the nine month period ended September 30, 2019. The effective tax rates for the nine month period ended September 30, 2019 generally differs from the U.S. federal statutory tax rate primarily due to a full valuation allowance related to the Company's U.S. deferred tax assets. The effective tax rate is unchanged from nine month period ended September 30, 2018.

Unrecognized Tax Benefits and Other Considerations

        The Company records liabilities related to its uncertain tax positions. Tax positions for the Company and its subsidiaries are subject to income tax audits by multiple tax jurisdictions throughout the world. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, based on the technical merits. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50 percent likely to be realized upon settlement with the taxing authority.

        The Company has operations and taxable presence in multiple jurisdictions in the U.S. and outside of the U.S. Tax positions for the Company and its subsidiaries are subject to income tax audits by multiple tax jurisdictions around the world. The Company currently considers U.S. federal and state, and the United Kingdom to be major tax jurisdictions. The Company's U.S. federal and state tax returns since 2014, which was the Company's first year of operation, remain open to examination. Tax years 2014 through 2018 remain open for all tax jurisdiction in which the Company files tax returns.

Future Changes in Unrecognized Tax Benefits

        The total amount of unrecognized tax benefits relating to the Company's tax positions is subject to change based on future events including, but not limited to, settlements of ongoing tax audits and

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(unaudited)

(10) Income Taxes (Continued)

assessments and the expiration of applicable statutes of limitations. Although the outcomes and timing of such events are highly uncertain, the Company does not anticipate that the balance of gross unrecognized tax benefits, excluding interest and penalties, will change significantly during the next twelve months. However, changes in the occurrence, expected outcomes, and timing of such events could cause the Company's current estimate to change materially in the future.

(11) Accrued Expense

        Accrued expenses consist of the following:

	September 30, 2019	December 31, 2018
Tax fees	$14,033	$13,553
General trade	14,547	8,340
Marketing	13,195	8,682
Other	8,846	6,783

Total Accrued Expenses	$50,621	$37,358

(12) Other Non-Current Assets

        On July 25, 2017, the Company signed a 10 year note receivable amounting to $5,000. The unpaid principal balance is subject to interest at a rate of 30% per annum through December 31, 2017 and 15% per annum thereafter. The note was amended on November 1, 2018 and a payment of $1,000 of the outstanding principal was received. The principal balance is subject to interest at a rate of 10% per annum. On September 10, 2019, the remaining principal balance on the note was paid in full. Notes receivable are included in other non-current assets on the consolidated balance sheet at December 31, 2018.

(13) Convertible Preferred Stock, Common Stock, and Stockholders' Deficit

(a)   Common Stock

        There are two series of common stock, designated Class A common stock and Class B common stock. Holders of Class B common stock are entitled to one-hundred votes per share, and Class A common stock are entitled to one vote per share. Common stockholders receive dividends when and if declared and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders. The holders have no preemptive or other subscription rights. Each share of Class A common stock is convertible into one share of Class B common stock at the option of the holder. There are no redemption provisions with respect to Class B shares. Common stock is subordinate to the preferred stock with respect to dividend rights and rights upon liquidation, winding up, and dissolution of the Company. Shares of both classes of common stock have a par value of $0.000001.

        On February 1, 2019, the Company authorized a decrease of 875,561 shares, bringing the total to 19,044,358 of convertible Class A common stock authorized.

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(unaudited)

(13) Convertible Preferred Stock, Common Stock, and Stockholders' Deficit (Continued)

        On February 1, 2019, the Company authorized an increase of 525,000 shares, bringing the total to 35,000,000 of Series B common stock authorized.

        On September 9, 2019, the Company further authorized an increase of 1,000,000 shares, bringing the total to 36,000,000 of Series B common stock authorized.

(b)   Convertible Preferred Stock

        Authorized capital stock includes convertible preferred shares with a par value of $0.000001 per share. Convertible preferred stock is comprised of Seed Series, Series A, Series B, Series C and Series D.

        The holders of the convertible preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Convertible Preferred Stock held by them equal to the sum the Liquidation Preference which is determined by class of shares; $0.46816 per share for the Series Seed Convertible Preferred Stock, $2.75591 per share for the Series A Convertible Preferred Stock, $23.1229 per share for the Series B Convertible Preferred Stock, $31.24715 for Series C Convertible Preferred Stock and $31.24715 for Series D Convertible Preferred Stock(each subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein).

        The conversion price is $0.46816 per share for the Series Seed Convertible Preferred Stock, $2.75591 per share for the Series A Convertible Preferred Stock, $23.1229 per share for the Series B Convertible Preferred Stock, $31.24715 for Series C Convertible Preferred Stock, and $31.24715 for Series D Convertible Preferred Stock.

        Each share of Series Seed Convertible preferred Stock and Series A Convertible preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Series Seed Convertible preferred Stock and Series A Convertible preferred Stock, into that number of fully-paid, non-assessable shares of Class A Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series.

        Each share of Series B Convertible preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for such series of Convertible preferred Stock, into that number of fully-paid, non-assessable shares of Class B Common Stock determined by dividing the Original Issue Price for such series of Convertible preferred Stock, by the Conversion Price for such series of Convertible preferred Stock.

        Each share of Series C Convertible preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for such series of Convertible preferred Stock, into the number of fully-paid, non-assessable share of Class B Common Stock determined by dividing the Original Issue Price for

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(unaudited)

(13) Convertible Preferred Stock, Common Stock, and Stockholders' Deficit (Continued)

such series of Convertible preferred Stock, by the Conversion Price for such series of Convertible preferred Stock.

        Each share of Series D Convertible preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for such series of Convertible preferred Stock, into the number of fully-paid, non-assessable share of Class B Common Stock determined by dividing the Original Issue Price for such series of Convertible preferred Stock, by the Conversion Price for such series of Convertible preferred Stock.

        Each share of Convertible preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Class A Common Stock (in the case of Series Seed Convertible preferred Stock and Series A Convertible preferred Stock) and Class B Common Stock (in the case of Series B Convertible preferred Stock, the Series C Convertible preferred Stock and the Series D Convertible preferred Stock) at the then effective Conversion Rate for such share (i) immediately prior to the closing of a Qualified IPO or (ii) upon the receipt by the Corporation of a written request for such conversion from either (A) the holders of a majority of the outstanding shares of a series requesting conversion of such series or (B) holders of at least 65% of the outstanding shares of Convertible preferred Stock (voting together as a single class on an outstanding share basis) or if later, the effective date for conversion specified in such request.

        Each Convertible preferred share will receive dividends, when declared by the board of directors, at an annual rate of $0.03745 per share for the Series Seed Convertible Preferred Stock, $0.22047 per share for the Series A Convertible Preferred Stock, $1.84983 per share for the Series B Convertible Preferred Stock, $2.49977 per share for the Series C Convertible Preferred Stock and $2.49977 per share for the Series D Preferred Stock (each subject to adjustment from time to time for recapitalizations and as otherwise set forth elsewhere herein).

        Each holder of Convertible preferred Stock shall be entitled to the number of votes equal to the number of votes such holder of Convertible preferred Stock would be entitled to if such holder's shares of Convertible preferred Stock were converted into shares of Common Stock as of the record date. Fractional votes shall not be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Convertible preferred Stock held by each holder could be converted) shall be disregarded. The holders of shares of the Convertible preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote.

        In the event the Company shall issue Additional Shares of Common stock without consideration or for a consideration per share less than the applicable Conversion Price of a series of Convertible preferred Stock in effect on the date of and immediately prior to such issue, then, the Conversion Price of the affected series of Convertible preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of one cent) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares which the aggregate consideration received by the Company for the total number of Additional Shares of Common so issued would purchase at such Conversion Price, and the denominator of which shall be the number of

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(unaudited)

(13) Convertible Preferred Stock, Common Stock, and Stockholders' Deficit (Continued)

shares of Common Stock outstanding immediately prior to such issue plus the number of such Additional Shares of Common so issued. Notwithstanding the foregoing, the Conversion Price shall not be reduced at such time if the amount of such reduction would be less than $0.01, but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal $0.01 or more in the aggregate.

        The Company classifies the convertible preferred stock as temporary equity in the mezzanine section on the consolidated balance sheet, in accordance with ASC Topic 480-10-S99-3A, since the shares possess liquidation features which may trigger a distribution of cash or assets that is not solely within the Company's control. Upon the occurrence of certain deemed liquidation events, convertible preferred stockholders can require the Company to redeem their shares of convertible preferred stock.

(14) Warrants

        On April 25, 2014, the Company issued a warrant to purchase 156,997 shares of common stock in connection with the release of certain claims to a vendor. The warrants were fully vested when issued and were not provided as compensation for any service performed by the warrant holder. As such, they were marked at their fair market value on the date of issuance, April 25, 2014, and are no longer subject to re-measurement. These warrants were issued with an exercise price of $0.10 and were subsequently recorded at a $7.7 in the consolidated statement of operations. The warrants expire 10 years from the date of issuance.

        On May 29, 2014, the Company issued a warrant to purchase 25,445 shares of common stock to a vendor in connection with a credit extension. The warrants vested immediately and had a value of $0.10 per share. As the service was an extension of credit, Casper evaluated these warrants as of the end of such extension, when Casper paid its outstanding balance with the warrant holder. As such, they are no longer subject to re-measurement at each subsequent reporting date. This occurred in July 2014, at which point the fair market value of common shares was $0.10 and were recorded at $1.2 in the consolidated statements of operations. The warrants expire 10 years from the date of issuance.

        The fair value of the warrants is estimated using the Black-Scholes option pricing model. The fair value is subjective and is affected by changes in inputs to the valuation model include the fair value per share of the underlying stock, the expected term of each warrant, volatility of the Company's stock and peer company stock, and risk-free rates based on U.S. Treasury yield curves. When the Company had completed or was expecting to complete a preferred equity financing, the terms and pricing of the financing round were included in the analysis used to estimate the Company's value and the value of its common stock. These methods were consistent with prior valuations.

        At the option of the warrants holders, the warrants can be fully settled in shares, or converted via net share settlement, in which the warrant holder will receive the shares equal to the number of shares purchasable under this warrant or, if only a portion of the warrant is being exercised, the portion of the warrant being canceled multiplied by the difference between the fair market value of the shares and the exercise price, divided by the fair market value of the shares.

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(unaudited)

(14) Warrants (Continued)

        The outstanding warrants were recorded as additional paid-in capital upon issuance. Equity classified contracts are not subsequently remeasured, unless reclassification is required from equity to liability classification.

        In connection with the Subordinated Facility, as described in Note 6, on March 1, 2019, Casper entered into two warrant agreements with TriplePoint Venture Growth BDC Corp. and TriplePoint Capital LLC for 19,201 shares of Series D preferred stock and 12,801 shares of Series D preferred stock, respectively, at an exercise price per share of $31.24715, (the "TPC Warrants"). TriplePoint's right under the warrant agreements to purchase the Series D preferred stock will be available for the greater of (i) seven years from March 1, 2019 or (ii) one year from the effective date of an initial public offering, subject to certain exercise conditions in the event our common stock is traded on a securities exchange.

        The TPC Warrants may be separated and transferred from the debt and may be separately exercisable. Therefore, the warrant is deemed to be a freestanding financial instrument. The Warrant is for preferred stock that is redeemable upon a deemed liquidation event and is considered redeemable under the SEC ASR 268. Therefore, the TPC Warrant is an obligation that requires or may require repurchase of shares by transferring assets upon a deemed liquidation event. The Warrant is recorded as a liability upon initial recognition, with a corresponding debit to record a debt discount.

        In accordance with ASC 470-20-25-2, the proceeds of each debt issuance are allocated between the debt and the respective warrant based on their relative fair values. The Warrant is recorded as a liability upon initial recognition, with a corresponding debit to record a debt discount. Each reporting period, the Warrant is marked to market with changes in fair value recorded as an increase/decrease in the liability with a corresponding fair value adjustment in other income (expense). The debt discount is initially recorded with the Warrant and is amortized to interest expense over the term of the associated debt using the effective interest method. The Warrant was issued before a liability for the debt was recognized and, as a result, the associated debt discount is classified as a deferred asset, consistent with the treatment of the fees paid to lenders.

        These were the only warrants issued and outstanding as of September 30, 2019 and December 31, 2018.

(15) Recently Issued Accounting Pronouncements

        The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(unaudited)

(15) Recently Issued Accounting Pronouncements (Continued)

Recently Adopted Accounting Pronouncement

        In November 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This ASU requires that a statement of cash flows explains the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash. As a result, restricted cash should be included with cash and cash equivalents in the beginning-of-period and end-of-period amounts shown on the statement of cash flows. The new standard also requires companies to disclose the nature of the restriction on restricted cash. The Company adopted the new standard in the period ended December 31, 2018 and revised the prior period in accordance with this ASU.

        The Company adopted ASU No. 2016-09, Improvements to Employee Share-Based Payments Accounting ("ASU 2016-09") effective January 1, 2018. In conjunction with the adoption of the standard, the Company records excess tax benefits and deficiencies that result when stock-based awards vest or are settled within the provision for income taxes in the consolidated statement of operations and comprehensive loss. The excess benefits were included in deferred tax asset associated with gross operating loss carryforward which were fully offset by a valuation allowance. In addition, the Company elected that forfeitures will be recognized when the actual forfeiture takes place (no estimated forfeiture rate will be recorded). The adoption of this standard did not have an effect on the statement of cash flows.

        In the first quarter of 2019, Casper adopted Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC 606"), using the modified retrospective transition method and applying this approach to contracts not completed as of the date of adoption. ASC 606 establishes a single comprehensive model for entities to use in accounting for revenue under GAAP and requires companies to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 also requires certain disclosures regarding qualitative and quantitative information with respect to the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. Comparative prior period information has not been restated and continues to be reported in accordance with accounting standards in effect for those periods. Please see Note 4 for additional revenue disclosures.

        There was no material effect of adoption of ASC 606 on our unaudited condensed consolidated financial statements other than the impact on disclosures.

New Accounting Pronouncements, Not Yet Adopted

        Accounting pronouncements not listed below were assessed and determined to be not applicable or are expected to have minimal impact on the consolidated financial statements.

Lease Guidance

        In February 2016, the FASB issued ASU 2016-02, Leases ("ASU 2016-02"), which supersedes the existing lease guidance under current U.S. GAAP. ASU 2016-02 is based on the principle that entities

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(unaudited)

(15) Recently Issued Accounting Pronouncements (Continued)

should recognize assets and liabilities arising from leases. The new standard does not significantly change the lessees' recognition, measurement and presentation of expenses and cash flows from the previous accounting standard and leases continue to be classified as finance or operating. ASU 2016-02's primary change is the requirement for entities to recognize a lease liability for payments and a right-of-use ("ROU") asset representing the right to use the leased asset during the term of an operating lease arrangement. Lessees are permitted to make an accounting policy election not to recognize the asset and liability for leases with a term of 12 months or less. In addition, ASU 2016-02 expands the disclosure requirements of lease arrangements. The new standard is effective for reporting periods beginning after December 15, 2019. Early adoption is permitted. Upon adoption, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In July 2018, the FASB issued ASU 2018-11, "Targeted Improvements", which allows for a new, optional transition method that provides the option to use the effective date as the date of initial application on transition. Under this option, the comparative periods would continue to apply the legacy guidance in Accounting Standard Codification ("ASC") 840, including the disclosure requirements, and a cumulative effect adjustment would be recognized in the period of adoption rather than the earliest period presented. Under this transition option, comparative reporting would not be required, and the provisions of the standard would be applied prospectively to leases in effect at the date of adoption. The Company is currently working to complete the design of new processes and internal controls, which include the implementation of a software solution and finalizing the evaluation of Casper's population of leased assets to assess the effect of the new guidance on the financial statements. The Company plans to adopt the new guidance effective January 1, 2020, but have not determined which transition method will be utilized. The new standard provides a number of optional practical expedients in transition. The Company expects to elect the "package of practical expedients" which permits us not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. The Company does not expect to elect the use-of-hindsight or the practical expedient pertaining to land easements (the latter is not applicable to us). Casper expects the adoption of the new standard to have a material effect on the Consolidated Financial Statements upon adoption. While the Company continues to assess all of the effects of the adoption, it currently believes the most significant effects relate to the recognition of new ROU assets and lease liabilities on the Consolidated Balance Sheets for operating leases, as well as providing significant new disclosures about leasing activities.

        In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The update removes, modifies and adds disclosure requirements related to Topic 820. The amendments in this Update are effective for all entities for years, and interim periods within those years, beginning after December 15, 2019. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this update and delay adoption of the additional disclosures until their effective date. The Company is still reviewing the update to determine the impact on its consolidated financial statements.

CASPER SLEEP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share amounts)

(unaudited)

(16) Pro-Forma Earnings Per Share

        The denominator used in computing pro forma net loss per share for the nine months ended September 30, 2019 and September 30, 2018 have been adjusted to assume the conversion of all outstanding shares of convertible preferred stock into common stock as of the beginning of the year or at the time of issuance, if later.

	September 30, 2019	September 30, 2018
Numerator
Historical net loss	$(67,399)	$(64,231)

Pro forma numerator for basic and diluted loss per share	$(67,399)	$(64,231)

Denominator
Historical denominator for basic and diluted net loss per share—weighted average shares	10,530,262	10,320,666
Plus: conversion of convertible preferred stock to common stock	18,764,351	16,524,147

Pro forma denominator for basic and diluted net loss per share	29,294,613	26,844,813

Pro forma basic and diluted loss per share	(2.30)	(2.39)

        The following securities have been excluded from the calculation of pro forma weighted average common shares outstanding because the effect is anti-dilutive for the nine months ended September 30, 2019 and 2018.

	September 30, 2019	September 30, 2018
Warrants to purchase common stock	214,444	182,442
Stock options	5,907,095	4,655,413

(17) Subsequent Events

        The Company has assessed subsequent events through October 29, 2019, which was the date the consolidated financial statements were available to be issued and has concluded the following required disclosure in the consolidated financial statements.

        On October 4, 2019, we sold to an accredited investor an aggregate of 96,530 shares of Series D Preferred Stock, par value $0.000001 per share, at a share price of $31.24715 for an aggregate purchase price of $3.0 million in connection with our Series D financing.

        On October 8, 2019, we sold to an accredited investor an aggregate of 320,029 shares of Series D Preferred Stock, par value $0.000001 per share, at a share price of $31.24715 for an aggregate purchase price of $10.0 million in connection with our Series D financing.

If you've read this far, you deserve a nap.

Through and including , 2020, the 25th day after the date of this prospectus, all dealers effecting transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.    Other expenses of issuance and distribution.

        The following table sets forth all fees and expenses, other than the underwriting discounts and commissions payable solely by Casper Sleep Inc. in connection with the offer and sale of the securities being registered. All amounts shown are estimated except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the exchange listing fee.

Amount to be paid
SEC registration fee	$23,682
FINRA filing fee	27,867
Exchange listing fee	213,997
Accounting fees and expenses	1,266,426
Legal fees and expenses	2,160,000
Printing expenses	375,000
Transfer agent and registrar fees	3,500
Miscellaneous expenses	1,029,538

Total	$5,100,000

Item 14.    Indemnification of directors and officers.

        Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. We expect to adopt an amended and restated certificate of incorporation, or Amended Charter, which will become effective upon the consummation of this offering, and which will provide that none of our directors shall be personally liable to us or to our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

        Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        Upon consummation of this offering, our Amended Charter and our amended and restated bylaws, or Amended Bylaws, will provide indemnification for our directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware, subject to certain limited exceptions. We will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an "Indemnitee"), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our Amended Charter and Amended Bylaws will provide that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys' fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

        We have entered into indemnification agreements with each of our directors. Prior to the consummation of this offering, we entered into separate indemnification agreements with each of our executive officers. Each indemnification agreement provides, or will provide, among other things, for indemnification to the fullest extent permitted by law and our Amended Charter and Amended Bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our Amended Charter and Amended Bylaws.

        We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

        In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.

Item 15.    Recent sales of unregistered securities.

        The following sets forth information regarding all unregistered securities sold by us since December 31, 2016:

Sales of Preferred Stock

        From May 2017 through July 2017, we sold to 45 accredited investors an aggregate of 5,440,496 shares of Series C preferred stock, par value $0.000001 per share, at a per share purchase price of $31.24715, for an aggregate purchase price of $169,999,995, in connection with our Series C financing.

        From February 2019 through October 2019, we sold to 31 accredited investors an aggregate of 2,656,763 shares of Series D preferred stock, par value $0.000001 per share, at a per share purchase price of $31.24715, for an aggregate purchase price of approximately $83.0 million, in connection with our Series D financing.

Plan-Related Issuances

        From December 31, 2016 through February 4, 2020, we granted to our directors, officers, employees, consultants and other service providers options to purchase 5,500,535 shares of Class B common stock at per share exercise prices ranging from $13.60 to $20.81 under our 2015 Plan.

        We issued an aggregate of 225,632 shares of Class B common stock at per share purchase prices ranging from $6.61 to $15.90 and 334,828 shares of Class A common stock at per share purchase prices ranging from $0.10 to $0.77 pursuant to the exercise of stock options by our directors, officers, employees, consultants and other service providers. These issuances were exempt from the registration requirements of the Securities Act pursuant to Section 4(w) of the Securities Act, Rule 701 and/or Regulation S.

        None of the transactions set forth in Item 15 involved any underwriters, underwriting discounts or commissions or any public offering. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Warrants

        In March 2019, we issued to two accredited investors warrants to purchase an aggregate of 32,002 shares of Series D preferred stock at an exercise price of $31.24715 per share.

Item 16.    Exhibits and financial statements.

(a)
Exhibits

        The exhibit index attached hereto is incorporated herein by reference.

(b)
Financial Statement Schedules

        All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings.

(a)
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)
The undersigned hereby further undertakes that:

(1)
For purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

INDEX TO EXHIBITS

Exhibit No.
1.1	*	Form of Underwriting Agreement.

3.1	*	Amended and Restated Certificate of Incorporation of Casper Sleep Inc., as in effect prior to the consummation of this offering.

3.1(a)	*	Certificate of Amendment to Amended and Restated Certificate of Incorporation of Casper Sleep Inc., as in effect prior to the consummation of this offering.

3.2	*	Form of Amended and Restated Certificate of Incorporation of Casper Sleep Inc., to be in effect upon the consummation of this offering.

3.3	*	Amended and Restated Bylaws of Casper Sleep Inc., as in effect prior to the consummation of this offering.

3.4		Form of Amended and Restated Bylaws of Casper Sleep Inc., to be in effect upon the consummation of this offering.

4.1	*	Specimen Stock Certificate evidencing the shares of common stock.

4.2	*+	Amended and Restated Investors' Rights Agreement, dated as of February 4, 2019, by and among Casper Sleep Inc. and certain holders of its capital stock.

5.1	*	Opinion of Latham & Watkins LLP.

10.1	*+#	Loan and Security Agreement, dated as of April 27, 2016, by and among Pacific Western Bank, Casper Sleep Inc. and Casper Science LLC.

10.2	*	First Amendment to Loan and Security Agreement, dated as of November 20, 2017, by and among Pacific Western Bank, Casper Sleep Inc. and Casper Science LLC.

10.3	*	Second Amendment to Loan and Security Agreement, dated as of August 14, 2018, by and among Pacific Western Bank, Casper Sleep Inc. and Casper Science LLC.

10.4	*	Third Amendment to Loan and Security Agreement, dated as of December 12, 2018, by and among Pacific Western Bank, Casper Sleep Inc. and Casper Science LLC.

10.5	*+#	Fourth Amendment to Loan and Security Agreement, dated as of March 1, 2019, by and among Pacific Western Bank, Casper Sleep Inc., Casper Science LLC and Casper Sleep Retail LLC.

10.6	*	Fifth Amendment to Loan and Security Agreement, dated as of September 1, 2019, by and among Pacific Western Bank, Casper Sleep Inc., Casper Science LLC and Casper Sleep Retail LLC.

10.7	*+#	Plain English Growth Capital Loan and Security Agreement, dated as of March 1, 2019, by and among TriplePoint Venture Growth BDC Corp., TriplePoint Capital LLC, Casper Sleep Inc., Casper Sleep Retail LLC and Casper Science LLC.

10.8	*†	Casper Sleep Inc. 2014 Equity Incentive Plan and form of option agreement.

10.9	*†	Casper Sleep Inc. 2015 Equity Incentive Plan and form of option agreement.

10.10	*†	Form of Casper Sleep Inc. 2020 Equity Incentive Plan.

10.11	*†	Form of Casper Sleep Inc. 2020 Employee Stock Purchase Plan.

10.12	*†	2019 Annual Bonus Plan.

Exhibit No.
10.13	*†+#	Offer Letter between Casper Sleep Inc. and Emilie Arel, dated June 4, 2019.

10.14	*†+	Form of Executive Severance and Change in Control Agreement.

10.15	*†	Casper Sleep Inc. Non-Employee Director Compensation Policy.

10.16	*	Form of Indemnification Agreement between Casper Sleep Inc. and its directors and officers.

10.17	*†	Employment Agreement between Casper Sleep Inc. and Philip Krim, to be effective as of the completion of this offering.

21.1	*	List of Subsidiaries of Casper Sleep Inc.

23.1		Consent of KPMG LLP as to Casper Sleep Inc.

23.2	*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

23.3	*	Consent of Frost & Sullivan.

24.1	*	Power of Attorney (included on signature page).

*
Previously filed

†
Indicates a management contract or compensatory plan or arrangement.

+
Schedules and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to provide further information regarding such omitted materials to the Commission upon request.

#
Schedules and similar attachments have been omitted pursuant to Item 601(a)(6) of Regulation S-K. The registrant hereby undertakes to provide further information regarding such omitted materials to the Commission upon request.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Casper Sleep Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on this 5th day of February, 2020.

Casper Sleep Inc.
By:	/s/ PHILIP KRIM Philip Krim Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities set forth opposite their names and on the date indicated above.

Signature	Title	Date

/s/ PHILIP KRIM Philip Krim	Chief Executive Officer and Director (Principal Executive Officer)	February 5, 2020
/s/ GREGORY MACFARLANE Gregory Macfarlane	Chief Financial Officer and Chief Operating Officer (Principal Financial Officer and Principal Accounting Officer)	February 5, 2020
* Neil Parikh	Director	February 5, 2020
* Anthony Florence	Director	February 5, 2020
* Diane Irvine	Director	February 5, 2020
* Jack Lazar	Director	February 5, 2020
* Benjamin Lerer	Director	February 5, 2020

Signature		Title	Date
* Karen Katz		Director	February 5, 2020
* Dani Reiss		Director	February 5, 2020
By:	/s/ PHILIP KRIM Philip Krim Attorney-in-Fact